Filed pursuant to Rule 424(b)(3)
Registration No. 333-147871

PROSPECTUS

Catalent Pharma Solutions, Inc.

(formerly Cardinal Health 409, Inc.)

Offers to Exchange

$565,000,000 aggregate principal amount of 9 1/2%/10 1/4% Senior PIK-Election Notes due 2015, which have been registered under the Securities Act of 1933, for any and all outstanding 9 1/2%/10 1 /4% Senior PIK-Election Notes due 2015

€225,000,000 aggregate principal amount of 9 3/4% Senior Subordinated Notes due 2017, which have been registered under the Securities Act of 1933, for any and all outstanding 9 3/4% Senior Subordinated Notes due 2017

The exchange notes will be fully and unconditionally guaranteed on an unsecured basis by certain of our domestic subsidiaries

The Exchange Offers:	The Exchange Notes:

•     We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

•     You may withdraw tenders of outstanding notes at any time prior to the expiration date of the exchange offers.

•     The exchange offers expire at 11:59 p.m., New York City time, on April 3, 2008, unless extended. We do not currently intend to extend the expiration date.

•     The exchange of outstanding notes for exchange notes in the exchange offers will not be a taxable event for U.S. federal income tax purposes.

•     We will not receive any proceeds from the exchange offers.

•     The exchange notes are being offered in order to satisfy certain of our obligations under the registration rights agreement entered into in connection with the private offering of the outstanding notes.

•     The terms of the exchange notes to be issued in the exchange offers are substantially identical to the outstanding notes, except that the exchange notes will be freely tradable.

Resales of the Exchange Notes:

•     The exchange notes may be sold in the over-the-counter-market, in negotiated transactions or through a combination of such methods. We intend to apply to list the senior subordinated notes on an exchange in Europe.

See “ Risk Factors” beginning on page 25 for a discussion of certain risks that you should consider before participating in the exchange offers.

Each broker-dealer that receives exchange notes for its own account in the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.

We have agreed that, for a period of 90 days after the consummation of the exchange offers, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offers or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 6, 2008.

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations.

This prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information in this prospectus is current only as of the date on its cover, and may change after that date.

INDUSTRY AND MARKET INFORMATION

The market data and other statistical information used throughout this prospectus are based on our good faith estimates, which are derived from our review of internal surveys, as well as synthesis and analysis prepared, based on or derived from independent industry publications, government publications, reports by market research firms or other published independent sources. These publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe these sources are reliable, we have not verified the research by any independent source.

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EXCHANGE RATE INFORMATION

The following table sets forth, at the dates and for the periods indicated, certain information regarding rates of exchange for the euro, expressed in U.S. dollars per euro. These rates are presented for informational purposes and are not the same as the rates that are used for purposes of translating euros into U.S. dollars in our financial statements or for determining the equivalent amounts of the senior subordinated notes. The exchange rate used for presenting the amounts in U.S. dollars of the senior subordinated notes was €1 = $1.3346 on the date of the Transactions and €1 = $1.4600 as of December 31, 20071

	U.S. Dollars per Euro at and for the Year Ended June 30,			U.S. Dollars per Euro at and for the Six Months Ended December 31,
	2005	2006	2007	2006	2007
Exchange rate at end of period	$1.2098	$1.2779	$1.3542	$1.3199	$1.4590
Average exchange rate during period	1.2726	1.2178	1.3059	1.2823	1.4118
Highest exchange rate during period	1.3625	1.2953	1.3651	1.3343	1.4873
Lowest exchange rate during period	1.2025	1.1667	1.2505	1.2505	1.3426

Source: Bloomberg

[1]	The exchange rate at the end of period for December 31, 2007 represents the rate at noon as of December 27, 2007

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SUMMARY

This summary does not contain all of the information that you should consider before investing in the exchange notes. You should read the entire prospectus carefully, including the matters discussed under the captions “Risk Factors” and “Unaudited Pro Forma Financial Information” and in the financial statements and related notes included elsewhere in this prospectus. As used herein, unless the context indicates or otherwise requires, the terms “we,” “us,” “our,” “Catalent,” “the Company,” and the “Successor” refer to Catalent Pharma Solutions, Inc. and its consolidated subsidiaries, which were acquired pursuant to the Transactions (as described below). See “—The Transactions.” The “Issuer” refers to Catalent Pharma Solutions, Inc. (formerly Cardinal Health 409, Inc.) the issuer of the outstanding notes and the exchange notes. References to the “the Predecessor” refer to our operations prior to the Acquisition as a portion of the Pharmaceutical and Technologies Services business segment of Cardinal Health, Inc. In this prospectus, when we refer to our fiscal years, we say “fiscal” and the year number, as in “fiscal 2007,” which refers to our fiscal year ended June 30, 2007.

Our Company

We are one of the leading providers of proprietary drug delivery and packaging technologies and outsourced services to the global pharmaceutical and biotechnology industry. In fiscal 2006, we provided one or more services for 80% of the global top 200 selling drug compounds, and from 2003 to 2006, we provided services for nearly 40% of all newly-approved drug and biologic products in the United States. Our proprietary drug delivery and packaging technologies help our customers achieve their desired clinical and market outcomes and are used in many well-known products. Our business is organized in three operating segments: Oral Technologies, Sterile Technologies and Packaging Services. Our core businesses in Oral Technologies and Packaging Services have historically generated stable results. We believe that our investment in new Sterile Technologies facilities, among other factors, will contribute to the growth of our Sterile Technologies segment. We believe that through our innovation and the introduction of new products by our customers, we will continue to benefit from the attractive margins and growth potential of all of these areas.

We have extensive relationships with leading pharmaceutical and biotechnology customers. In fiscal 2007, we generated revenues from 49 of the top 50 global pharmaceutical companies and 36 of the top 50 global biotechnology companies. Selected key customers include Pfizer, Johnson & Johnson, GlaxoSmithKline, Eli Lilly, Merck, Abbott, Genentech, Wyeth and Novartis. We have many longstanding relationships with our customers, particularly in proprietary technologies, where a product relationship will often last for more than a decade and can extend from clinical development through the end of the product cycle. We serve customers who require innovative product development, superior quality, advanced manufacturing and skilled technical services to support their development and marketed product needs.

We believe our customers value us because our breadth of technologies and services, geographic reach, and depth of expertise enable us to create a broad range of single- or integrated-offering business and product solutions, many of which are unavailable on an integrated basis from other providers of individual technologies or outsourcing services. The aim of our offerings is to allow our customers to manage their own capital bases more efficiently, lower their total costs and focus on their core competencies to develop and commercialize more products that improve outcomes for patients. We believe our market position, global scale and customer and offering diversity reduce our exposure to potential strategic and product shifts within the industry. For fiscal 2007, we generated net sales of $1.7 billion, with a relatively balanced revenue split between our North American and European operations.

*	Excluding inter-regional revenue elimination of $17.8 million. During this period, our non-guarantor subsidiaries represented the substantial majority of our EBITDA. See “The Offering—Guarantees.”

**	Excluding inter-segment revenue elimination of $40.4 million.

Our history of innovation in the advanced delivery and packaging of drugs formed the foundation of our market-leading business. We have a track record of more than seven decades of oral dose form innovation since we commercialized softgel manufacturing in the 1930s. We launched the “fast-dissolve” dose form category by commercializing our Zydis® technology in the 1980s and introduced a vegetable-based softgel shell system, VegiCaps® Soft, in 2001. In addition to oral dose innovations, we have three decades of packaging innovation experience in patient and physician sample kits, innovative child resistant/senior-friendly designs, unit dose technology (DelPouch®/DelStrip™) and compliance-enhancing packaging (HingePack™). Today we employ more than 1,000 scientists and technicians, and hold over 1,400 patents and patent applications in advanced drug delivery, biologics formulation, manufacturing and packaging. We apply this portfolio to actively support current and future revenue generation, and for certain of our technologies we may receive exclusivity fees and royalties.

Our operating segments include the following:

•

Oral Technologies. We provide formulation, development and manufacturing services for most of the major oral dose forms on the market today. Our advanced oral drug delivery technologies, including our Zydis fast dissolve tablet and our liquid-filled softgel capsules, are used in many well-known customer products and include proprietary delivery technologies for drugs, selected biologics and consumer health products. We also provide formulation, development and manufacturing for conventional oral dose forms, including controlled release formulations, as well as tablets and capsules. There are twelve Oral Technologies facilities in nine countries, including three in North America, five in Europe, two in South America and two in the Asia-Pacific region. Products that incorporate our proprietary technologies include Advil® Liqui-Gels®, Claritin® Redi-tabs®, Imodium® Instant® and Zyprexa® Zydis®. Our Oral Technologies segment represented $943.3 million, or approximately 54% of total net revenue for fiscal 2007 on a combined basis before intersegment eliminations.

•

Sterile Technologies. We produce nearly every type of major sterile dose form used in the prescription drug and biologic market today. Sterile drugs may be injected, inhaled, or applied to the eye, ear, or other areas, and we offer both proprietary and traditional dose forms necessary for these separate routes of administration. We provide formulation and development for injectables as well as lyophilization (freeze drying) for otherwise unstable drugs and biologics. We also fill drugs or biologics into vials, pre-filled syringes, bags and other sterile delivery formats. For respiratory, ophthalmic and other routes of administration, our blow-fill-seal technology provides integrated dose form creation and filling of sterile liquids in a single process, which offers cost and quality benefits for our customers. Selected examples of products for which we provide sterile manufacturing services include several influenza vaccines, Xopenex®, and Albuterol. The complexity of aseptic manufacturing, high start-up capital requirements, long lead time and stringent regulatory requirements serve as significant barriers to market entry. In addition, this segment provides biologic cell line development, analytical and scientific consulting services, and services for inhaled products for delivery via metered dose inhalers, dry powder inhalers and nasal sprays. We have five Sterile Technologies manufacturing facilities, including three in North America and two in Europe, plus two analytical and scientific laboratory facilities in North America. Our Sterile Technologies segment represented $249.1 million, or approximately 14% of total net revenue for fiscal 2007 on a combined basis before inter-segment eliminations.

•

Packaging Services. We provide extensive packaging services for thousands of pharmaceuticals, biologics, consumer health and veterinary products, both on a standalone basis and as part of integrated supply-chain solutions that span both manufacturing and packaging. Our Packaging Services segment offers contract packaging services (packaging drugs in blisters, bottles, pouches and unit-doses), printed components (creating package inserts or folding cartons) and clinical trial supply services (providing packaging, inventory and logistics management for clinical trials). We also help our customers deploy advanced pharmaceutical packaging technologies, including patient compliance enhancing packaging, child resistant/senior friendly packaging designs, and product serialization technologies including both radio frequency identification tags (RFID) and two dimensional bar coding. We operate through a network of thirteen Packaging Services facilities including eight in North America and five facilities in Europe. Our Packaging Services segment represented $551.7 million, or approximately 32% of total net revenue for fiscal 2007 on a combined basis before inter-segment eliminations.

Industry Overview

In this section, the market data and other statistical data that we present are based on our good faith estimates together with synthesis and analyses derived from independent industry publications or other independent sources. We compete in large growth markets with attractive outsourcing trends. Historically, large pharmaceutical companies employed contract manufacturers primarily to obtain specific technologies, expertise or additional manufacturing capacity not available in-house. Today, many large pharmaceutical companies employ outsourcing as a key component of their business and financial strategy. We estimate that pharmaceutical and biotechnology companies spent approximately $120 billion worldwide on outsourcing in 2006, of which approximately $10 billion was spent on the types of services we offer. Several key trends within the outsourcing market are expected to continue to provide robust outsourcing growth and to further extend our market-leading position in the categories in which we compete, including the following:

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Favorable Prescription Drug Demand Trends. Recent increases in demand for prescription drugs across nearly all routes of administration have been driven by rapidly aging populations in North America, Europe and Japan. This demand has been further strengthened by recent legislative changes in the United States that provide expanded access to drugs for both Medicare and Medicaid recipients. Moreover, approvals of new and innovative drug and biologic treatments have led to higher demand for injectable biologics and drugs. In addition, recent changes to patent regulation, increasing urbanization and rising affluence have begun to create new branded drug and over-the-counter market opportunities for pharmaceutical companies in emerging markets such as China and India. While payors in many developed countries are putting pressure on branded drug pricing, we believe that these demographic and other factors are likely to result in sustained growth in demand for prescription drugs over the next several years.

•	Capacity Imbalances Within Large Pharmaceutical Companies. We believe that pharmaceutical companies, especially large global firms, continue to operate many of their core commercial manufacturing and packaging facilities at utilization rates that are substantially below full capacity. The shift toward generic alternatives has adversely affected demand for individual products that branded pharmaceutical companies offer, requiring greater manufacturing flexibility by these companies. The advent of personalized drugs, to the extent they become prevalent, will intensify the need for manufacturing flexibility. As a result of these trends, certain pharmaceutical companies have announced anticipated future closures of their own facilities, and may migrate to a more efficient, high-quality, lower fixed cost, and more flexible supply chain infrastructure, often through strategic partnerships with outsourcing providers. We believe that this trend is likely to accelerate in the near future, as large pharmaceutical companies continue to search for profit improvement opportunities in an increasingly competitive industry.

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Robust Demand for Sterile Technologies Dose Forms. From 2004 to 2006, injection was the fastest growing route of administration in the global prescription drug market by sales growth rate. Although injectable dose forms only accounted for approximately one-fifth of the sales value of the global prescription market in 2006, we project that injection will be the fastest growing route of administration, accounting for nearly one-third of the sales value of the market by 2010. This growth has been fueled mainly by the fact that a majority of the drug and biologics research and development pipeline projects today are expected to be delivered via injection. Many newer classes of drugs can today only be delivered via injection due to their molecular structure, the need for precise targeting, incompatibility with the digestive system or the volume of drug to be delivered. Demand for injectable drugs has risen as patients have required increasingly advanced treatments to address more prevalent complex diseases and previously unaddressed medical conditions. Suitable available manufacturing capacity, high quality and consistent execution are highly valued by pharmaceutical companies, and enable premium pricing and attractive margin potential for outsourcing companies in the injectables market.

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Sustained Demand for Packaging Services. We believe advanced packaging technologies and outsourced packaging services will continue to represent a significant portion of the total demand for packaging services as pharmaceutical companies pursue improved patient outcomes, cost efficiencies and reduced fixed costs to mitigate pricing pressure. Recent legislative activities in the United States at both a federal and state level mandate adoption of product serialization technologies, which we anticipate will accelerate adoption of advanced track and trace technologies such as two-dimensional bar coding and RFID. For outsourced services, customers are becoming increasingly focused on integrated solutions which range from initial packaging design to final filling and assembly. In addition, we expect that the desire to prevent counterfeiting will continue to drive demand for new packaging services.

•

Reimbursement shift towards patient self-administration and improved drug outcomes. Both government and private payors are increasingly seeking lower cost means of administering drugs and biologics to patients. Cost savings can often be achieved by shifting inpatient-or physician office-administered drugs to patient self-administration. In addition, payors globally are becoming more discriminating in selecting which drugs to cover and prefer drugs with truly differentiated outcomes. We believe these factors will favor dose forms and packaging innovations that can help improve outcomes by enabling better patient compliance with drug regimens, such as advanced oral dose forms and compliance packaging, or by making it easier for patients to self-administer drugs, such as pre-filled syringes and administration-enhancing packaging.

Our Competitive Strengths

•	Leading Provider of Innovative Proprietary Technologies and Outsourced Services. We are one of the leading providers of proprietary drug delivery and packaging technologies and outsourced services to the global pharmaceutical and biotechnology industry. We believe we have the leading market share position within the Oral Technologies and Packaging Services segments. With over 1,000 scientists and technicians worldwide, and over 1,400 patents and patent applications, we possess significant depth of proprietary technologies and formulation expertise.

•

Longstanding, Extensive Relationships with Blue Chip Customers. We have longstanding, extensive relationships with leading pharmaceutical and biotechnology customers, with revenues in fiscal 2007 from 49 of the top 50 global pharmaceutical companies and 36 of the top 50 global biotechnology companies. These and our hundreds of other customers require high-end product development, superior quality, advanced manufacturing and skilled technical services to support their development and marketed product needs. We believe our customers value us because our geographic reach, breadth of offerings, and depth of expertise enables us to create a broad range of business and product solutions, many of which are unavailable on an integrated basis from other individual providers of outsourcing services.

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Diversified Operating Platform. We are diversified by virtue of our geographic scope as well as across our customer base, our customers’ products, our service offerings and our ability to provide solutions at nearly every stage of product lifecycles. We provide services for thousands of products and customers in nearly 100 countries, with the top 20 products representing less than one-third of total revenue in fiscal 2007. In fiscal 2007, no customer accounted for more than 7% of our net revenues. This diversity, combined with long product lifecycles and close customer relationships, has contributed to the stability of our business. It has also allowed us to capitalize on opportunities across the spectrum of outsourced services for the pharmaceutical and biotechnology industry and to reduce our exposure to potential strategic, customer and product shifts.

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Culture of Innovation with Strong Formulation and Engineering Foundation. We have a long track record of innovation across our offerings, and to further encourage active innovation we are developing incentive compensation systems linked to patent filings, and other recognition and reward programs for scientists and non-scientists alike. In late 2006, we created a multi-disciplinary Innovation Council to identify, assess and prioritize innovation investments. Our culture of creativity and innovation is founded on our advanced drug delivery and formulation scientists, our advanced packaging and blow-fill-seal design engineers, and our manufacturing engineers throughout our global network. We also design and build much of our critical softgel manufacturing equipment, and design and fabricate tooling and other critical components in many of our businesses.

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Significant Historical Investment in Global Manufacturing. We have made significant investments to establish a global manufacturing footprint, with nearly four million square feet of manufacturing and laboratory space across five continents. Recent investments in new Sterile Technologies facilities in North Raleigh and Brussels have positioned us for future growth in key market areas such as pre-filled syringes and injectable vials. These manufacturing and packaging capabilities allow us the flexibility to accommodate the changing needs of our customers while consistently maintaining their quality, delivery and regulatory compliance requirements.

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High Standards of Quality and Regulatory Compliance. We operate our plants in accordance with current Good Manufacturing Practices (“GMP”), utilizing the same high standards as our large pharmaceutical and biotechnology customers. We have approximately 1,100 employees around the globe focusing on quality and regulatory compliance. More than half of our manufacturing and packaging facilities are registered with the Food and Drug Administration (FDA), some of our manufacturing and packaging facilities are registered with other regulatory agencies, where applicable, such as the European Agency for the Evaluation of Medical Products (EMEA), and certain facilities are registered with multiple regulatory agencies.

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Strong and Experienced Management Team. Our senior management team is operationally focused with more than 200 years of combined and diverse experience within the pharmaceutical and healthcare industries. With an average tenure of 18 years within healthcare, this team possesses deep market knowledge and a wide network of industry relationships.

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Principal Shareholder with Proven Healthcare Sector Expertise. Our principal shareholder is an entity controlled by affiliates of The Blackstone Group (“Blackstone”), a leading global alternative asset manager and financial advisory firm. Blackstone has extensive experience in the Healthcare sector, with over $5 billion of equity invested, having an aggregate total enterprise value of approximately $30 billion. Current and prior healthcare investments, in addition to the Company, include: Biomet, Emcure, Gerresheimer, HealthMarkets, Nycomed, DJO Inc., Southern Cross, Stiefel Labs, TeamHealth and Vanguard Health Systems.

Our Strategy

We believe we are well positioned to leverage our market-leading position, strong customer relationships, innovative technologies and prior growth investments to generate future growth and attractive returns on capital. We have identified three strategic components to our growth strategy:

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Driving value creation in our current businesses through operational excellence, focused selling of development and supply chain solutions, active cross-referral and selling of individual offerings, and maximizing the value created from our new Sterile Technologies facilities.

•

Creating new value through focused, market-centric innovation and technology leadership efforts, including development of new, differentiated solutions; creating new markets and expanding current markets for our offerings; making obsolete the need for our customers to maintain in-house capabilities in our areas of competency; and new intellectual property generation and access.

•

Expanding our participation in marketed products, such as through royalties and profit-sharing opportunities or through development and out-licensing of these products, to enable us to retain a greater share of the value of the products we produce.

The key near-term elements of our growth strategy include:

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Leverage Our Stable Core Businesses. Oral Technologies and Packaging Services constitute the majority of fiscal 2007 revenue and EBITDA. We intend to leverage these businesses by increasing our sales of integrated solutions offerings to our existing customers, to maximize our share of existing customers’ outsourcing spending and further diversify our customer base.

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Realize Benefits of Our Investment in North Raleigh and Brussels Sterile Technologies Facilities. We have made significant capital investments in our North Raleigh and Brussels Sterile Technologies facilities to position us for future growth. These investments are intended to establish us as a significant player in the attractive sterile injectables industry, which is the fastest growing route of drug administration in the market today. These facilities are customized for lyophilized and liquid vial products (North Raleigh) and pre-filled syringes (Brussels). The Brussels facility received a Certificate of GMP Compliance from the national inspectorates in July 2006, and has a program underway to prepare the site for FDA inspection, anticipated in 2008. The first commercial product produced at the North Raleigh facility received FDA approval in August 2006. We expect that these developments, coupled with the new customer products which we are now servicing at these facilities, will result in additional demand for our services from existing and new customers.

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Continue to Streamline Organization through Operational Excellence Initiatives. We seek to achieve margin improvements as a result of Operational Excellence initiatives such as Lean Manufacturing and Six Sigma, focusing on the continual reduction of costs and delivery of incremental efficiencies throughout the manufacturing process. Lean Manufacturing includes a set of programs designed to eliminate inefficiencies from processes to drive improved earnings and customer satisfaction, and Six Sigma represents the use of trained personnel to significantly reduce process variations and produce to the desired specification.

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Realize Benefits from Growth Initiatives Already Underway. We have identified specific initiatives which are intended to drive future EBITDA growth. Recent launches in our Oral Technologies and Sterile Technologies segments are expected to contribute to future EBITDA growth, followed by other potential customer launches of products across all of our operating segments that are currently in development. We also intend to drive additional EBITDA growth through future launches from technology innovation development programs that are currently underway. We also have in active development multiple programs for prescription and consumer health products that, if successfully clinically developed and commercially launched, we believe will provide a significant contribution to EBITDA through manufacturing revenues, profit shares and/or royalties.

Recent Developments

Subsequent to the Acquisition (as hereinafter defined) the Company made a determination and initiated plans to dispose of its Albuquerque, New Mexico and Osny, France facilities. The two operations are classified as held for sale on the Company’s balance sheet, and included in discontinued operations on the Company’s statement of operations. In fiscal 2007, the two operations accounted for approximately $100 million of revenues, and reported a loss from discontinued operations net of tax of $15.8 million.

Company Information

Catalent Pharma Solutions, Inc. is a Delaware corporation. Our principal executive offices are located at 14 Schoolhouse Road, Somerset, New Jersey, 08873, and our telephone number there is (732) 537-6200.

The Transactions

On January 25, 2007, Phoenix Charter LLC, a newly formed Delaware limited liability company and an affiliate of The Blackstone Group, entered into a purchase agreement (the “Purchase Agreement”) with Cardinal Health, Inc. (“Cardinal”) to acquire (the “Acquisition”) the businesses (collectively, the “Acquired Businesses”), consisting of a portion of the Pharmaceutical Technologies and Services segment of Cardinal (excluding the Martindale generic and specialty manufacturing, Beckloff Associates regulatory consulting and Healthcare Marketing Services businesses and an idle Puerto Rico manufacturing facility) for an aggregate purchase price of approximately $3.3 billion, as adjusted pursuant to certain provisions in the Purchase Agreement for working capital, cash, indebtedness and earnings before interest, taxes and depreciation and amortization expense of the Successor and a pension adjustment associated with underfunded pension liability of approximately $70.0 million.

The Acquisition closed on April 10, 2007 (the “Closing Date”). To effect the Acquisition, Phoenix Charter LLC transferred and assigned all of its rights, liabilities and obligations under the Purchase Agreement to PTS Acquisition Corp., a Delaware corporation and indirect wholly owned subsidiary of Phoenix Charter LLC. On the Closing Date, PTS Acquisition Corp. acquired all of the stock of Cardinal Health 409, Inc. (n/k/a Catalent Pharma Solutions, Inc.) and Cardinal Health P.R. 410, Inc. (n/k/a Catalent PR Humacao, Inc.), collectively, the owners of the Acquired Businesses, and specified related receivables from an affiliate of Cardinal. Immediately following the Acquisition and the related financings, PTS Acquisition Corp. merged with and into Catalent Pharma Solutions, Inc., with Catalent Pharma Solutions, Inc. as the surviving corporation.

In connection with the Acquisition, Phoenix Charter LLC and Cardinal entered into a transition services agreement governing certain relationships between and among the parties.

The Investors (as hereinafter defined) have invested approximately $1,053.8 million in cash equity in Phoenix Charter LLC, approximately $1,041.1 million of which was used to consummate the Acquisition and the remainder of which was invested following the consummation of the Acquisition. We used the equity contributions, borrowings under the term loan facility and excess cash and the net proceeds from the private offering of the outstanding notes to pay the Acquisition consideration and related fees and expenses.

As a result of the Acquisition, as of December 31, 2007, Blackstone controls approximately 87% of BHP PTS Holdings L.L.C., with the other Investors controlling the remainder. By virtue of this ownership and BHP PTS Holdings L.L.C.’s ownership of all the outstanding membership interests of our indirect parent company, Phoenix Charter LLC, we are controlled by Blackstone.

On May 7, 2007, PTS Holdings Corp., BHP PTS Holdings L.L.C., Blackstone Healthcare Partners LLC and certain officers, directors and key employees (collectively, “Executives”) of the Company, entered into a Securityholders Agreement in connection with the acquisition by Executives of shares of common stock issued by PTS Holdings Corp. In addition, Executives were issued stock options to acquire shares of common stock in PTS Holdings Corp. The stock options were awarded pursuant to the 2007 PTS Holdings Corp. Stock Incentive Plan. As of December 31, 2007, Executives own approximately 7% of the fully diluted outstanding equity of PTS Holdings Corp.

In this prospectus we refer to the Acquisition and the related financings (and payment of expenses as described in “Sources and Uses” below) as the “Transactions.”

Sources and Uses

The following table summarizes the sources and uses of proceeds in connection with the Transactions. You should read the following together with the information set forth under “Unaudited Pro Forma Financial Information” and “The Transactions,” included elsewhere in this prospectus.

Sources	Amount
(in millions)
Senior secured revolving credit facility(1)	$—
Senior secured term loan facilities(2)	1,413.7
Senior toggle notes	565.0
Senior subordinated notes(3)	300.3
Balance sheet cash and other	21.6
Cash equity(4)	1,041.1

Total sources	$3,341.7

Uses	Amount
(in millions)
Purchase price(5)	$3,216.5
Debt issuance costs(6)	56.3
Other transaction costs and expenses(7)	69.3
Working capital	(0.4)

Total uses	$3,341.7

(1)	Upon the closing of the Transactions, we entered into a senior secured $350.0 million revolving credit facility, with a six-year maturity.

(2)	Upon the closing of the Transactions, we entered into approximately $1,413.7 million (dollar equivalent) aggregate principal amount of senior secured term loan facilities, consisting of a $1,060.0 million U.S. dollar-denominated tranche and a €265.0 million euro-denominated tranche (equal to $353.7 million based on an exchange rate of €1 = $1.3346), each with a seven-year maturity. See “Description of Other Indebtedness.”

(3)	Represents the U.S. dollar-equivalent of the €225.0 million aggregate principal amount of senior subordinated notes based on an exchange rate of €1 = $1.3346.

(4)	Represents the approximate cash equity contribution made by the Investors as part of the Transactions.

(5)	Reflects the amount of total consideration paid to Cardinal to effect the Acquisition.

(6)	Reflects fees and expenses associated with the financing of the Transactions, a portion of the transaction fees paid to affiliates of certain Investors and professional fees related to the Transactions. These capitalized debt issuance costs are recorded in other assets.

(7)	Reflects other fees and expenses associated with the Transactions, including advisory fees, the portion of the transaction fees not included in note (6) above paid to affiliates of certain Investors, professional fees and other transaction costs.

The Blackstone Group

The Blackstone Group (NYSE:BX) is a leading global alternative asset manager and provider of financial advisory services. Its alternative asset management businesses include the management of corporate private equity funds, real estate opportunity funds, funds of hedge funds, mezzanine funds, senior debt funds, proprietary hedge funds and closed-end mutual funds. The Blackstone Group also provides various financial advisory services, including mergers and acquisitions advisory, restructuring and reorganization advisory and fund placement services.

Blackstone has extensive experience in the Healthcare sector, with over $5 billion of equity invested, having an aggregate total enterprise value of approximately $30 billion. Current and prior healthcare investments, in addition to the Company, include: Biomet, Emcure, Gerresheimer, HealthMarkets, Nycomed, DJO Inc., Southern Cross, Stiefel Labs, TeamHealth and Vanguard Health Systems.

As used herein, the term “Sponsor” refers to the affiliated funds of or funds advised by the above firm and the term “Investors” refers to our Sponsor together with Aleksandar Erdeljan, Paul Clark and affiliates of Aisling Capital and Genstar Capital, LLC, the other investors in BHP PTS Holdings L.L.C., the investment entity formed by the Investors in connection with their investment in Phoenix Charter LLC.

THE EXCHANGE OFFERS

On April 10, 2007, we completed the private offering of the outstanding notes. In this prospectus, the term “outstanding senior toggle notes” refers to the 9 1/2%/10 1/4% Senior PIK-Election Notes due 2015 and the term “outstanding senior subordinated notes” refers to the 9 3/4% Senior Subordinated Notes due 2017; the term “outstanding notes” refers to the outstanding senior toggle notes and the outstanding senior subordinated notes; the term “exchange senior toggle notes” refers to the 9 1/2%/10 1/4% Senior PIK-Election Notes due 2015 and the term “exchange senior subordinated notes” refers to 9 3/4% Senior Subordinated Notes due 2017, each as registered under the Securities Act of 1933, as amended (the “Securities Act”), and all of which collectively are referred to as the “exchange notes”; the terms “senior toggle notes” and “senior subordinated notes” refer to the outstanding senior toggle notes and exchange senior toggle notes and the outstanding senior subordinated notes and exchange senior subordinated notes, respectively; and the term “notes” refers to both the senior toggle notes and the senior subordinated notes. We sometimes refer in this prospectus to the notes denominated in U.S. dollars as the “dollar notes” and the notes denominated in euros as the “euro notes.”

General	In connection with the private offering of the outstanding notes, we entered into a registration rights agreement with Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Banc of America Securities LLC, Banc of America Securities Limited, Deutsche Bank Securities Inc., Deutsche Bank AG, London Branch, GE Capital Markets, Inc. and GE Corporate Finance Bank SAS (collectively, the “initial purchasers”), the initial purchasers of the outstanding notes in which we and the guarantors agreed, among other things, to use commercially reasonable efforts to deliver this prospectus to you and to complete the exchange offers within 360 days after the date of original issuance of the outstanding notes.

You are entitled to exchange in the exchange offers your outstanding notes for exchange notes which are identical in all material respects to the outstanding notes except:

•	the exchange notes have been registered under the Securities Act;

•	the exchange notes are not entitled to any registration rights which are applicable to the outstanding notes under the registration rights agreement; and

•	certain additional interest rate provisions of the registration rights agreement are no longer applicable.

The Exchange Offers	We are offering to exchange up to:

•

$565,000,000 aggregate principal amount of our 9 1/2%/10 1/4% Senior PIK-Election Notes due 2015, which have been registered under the Securities Act, for any and all of our outstanding 9 1/2%/10 1/ 4% Senior PIK-Election Notes due 2015.

•

€225,000,000 aggregate principal amount of our 9 3/4% Senior Subordinated Notes due 2017, which have been registered under the Securities Act, for any and all of our outstanding 9 3/4% Senior Subordinated Notes due 2017.

You may only exchange outstanding notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof in the case of the dollar notes, and €50,000 and integral multiples of €1,000 in excess thereof in the case of the euro notes.

Subject to the satisfaction or waiver of specified conditions, we will exchange the exchange notes for all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offers. We will cause the exchange to be effected promptly after the expiration of the exchange offers.

Upon completion of the exchange offers, there may be no market for the outstanding notes and you may have difficulty selling them.

Resales	Based on interpretations by the staff of the Securities and Exchange Commission, or the “SEC,” set forth in no-action letters issued to third parties referred to below, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offers without complying with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are our affiliate, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business:

(1)	you cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991), Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling (dated July 2, 1993), or similar no-action letters;

(2)	in the absence of an exception from the position of the SEC stated in (1) above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale or other transfer of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Expiration Date	The exchange offers will expire at 11:59 p.m., New York City time, on April 3, 2008, unless extended by us. We do not currently intend to extend the expiration date.

Withdrawal	You may withdraw the tender of your outstanding notes at any time prior to the expiration of the exchange offers. We will return to you any of your outstanding notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offers.

Interest on the Exchange Notes and the Outstanding Notes	Each exchange note will bear interest at the rate per annum set forth on the cover page of this prospectus from the most recent date to which interest has been paid on the outstanding notes. The interest on the senior toggle notes is payable semi-annually on each April 15 and October 15, beginning on October 15, 2007. The interest on the senior subordinated notes is payable semi-annually on each April 15 and October 15, beginning on October 15, 2007. No interest will be paid on outstanding notes following their acceptance for exchange.

Conditions to the Exchange Offers	The exchange offers are subject to customary conditions, which we may assert or waive. See “The Exchange Offers—Conditions to the exchange offers.”

Procedures for Tendering Outstanding Notes	If you wish to participate in the exchange offers, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

If you hold outstanding dollar notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offers, you must comply with the Automated Tender Offer Program procedures of DTC and if you hold outstanding euro notes through Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, S.A. (“Clearstream, Luxembourg”) and wish to participate in the exchange offers, you must comply with the procedures of Euroclear or Clearstream, Luxembourg, as applicable, in each case, by which you will agree to be bound by the letter of transmittal.

By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you are not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes; and

•

if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making or other trading activities, that you will deliver a prospectus, as required by law, in connection with any resale or other transfer of such exchange notes.

If you are our affiliate, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business, you cannot rely on the applicable positions and interpretations of the staff of the SEC and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale or other transfer of the exchange notes.

Special Procedures for Beneficial Owners	If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the exchange offers, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding notes on your behalf.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal and any other documents required by the letter of transmittal, or you cannot comply with the applicable procedures under DTC’s Automated Tender Offer Program or the procedures of Euroclear or Clearstream, Luxembourg, as applicable, for transfer of book-entry interests, prior to the expiration date, then you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offers—Guaranteed delivery procedures.”

Effect on Holders of Outstanding Notes	In connection with the sale of the outstanding notes, we entered into a registration rights agreement with the initial purchasers of the outstanding notes that grants the holders of outstanding notes registration rights. As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of the exchange offers, we will have fulfilled a covenant under the registration rights agreement. Accordingly, there will be no increase in the interest rate on the outstanding notes under the circumstances described in the registration rights agreement. If you do not tender your outstanding notes in the exchange offers, you will continue to be entitled to all the rights and limitations applicable to the outstanding notes as set forth in the applicable indenture, except we will not have any further obligation to you to provide for the registration of the outstanding notes under the registration rights agreement, except in limited circumstances.

To the extent that outstanding notes are tendered and accepted in the exchange offers, the trading market for outstanding notes could be adversely affected.

Consequences of Failure to Exchange	All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the applicable indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offers, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

Certain U.S. Federal Income and Estate Tax Consequences	The exchange of outstanding notes in the exchange offers will not be a taxable event for United States federal income tax purposes. See “Certain U.S. Federal Income and Estate Tax Consequences—Exchange Offers.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offers. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our capitalization.

Exchange Agent	The Bank of New York, whose address and telephone number are set forth in the section captioned “The Exchange Offers—Exchange agent” of this prospectus, is the exchange agent for the exchange offers.

SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

The terms of the exchange notes are identical in all material respects to the terms of the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be governed by the same indentures under which the outstanding notes were issued and the exchange notes and the outstanding notes will constitute a single class for all purposes under the indentures. For more detailed description of the notes, see “Description of the Notes.”

Issuer	Catalent Pharma Solutions, Inc., a Delaware corporation (formerly Cardinal Health 409, Inc.).

Securities	• $565,000,000 aggregate principal amount of 9½%/10¼% senior toggle notes due 2015 and;

•   €225,000,000 aggregate principal amount of 9¾% senior subordinated notes due 2017. The senior toggle notes and the senior subordinated notes will not be considered to be of the same class for any purpose, including consents, amendments, waivers or notices.

Maturity Date	The exchange senior toggle notes will mature on April 15, 2015. The exchange senior subordinated notes will mature on April 15, 2017.

Interest	For any interest period prior to April 15, 2011, we may elect to pay interest on the exchange senior toggle notes (i) in cash, (ii) by increasing the principal amount of the exchange senior toggle notes or issuing new senior toggle notes (such notes, “PIK Notes”) (collectively, “PIK Interest”) or (iii) an evenly split combination of the foregoing. Interest payable in cash will accrue at a rate of 9½% per annum, and interest payable by increasing the principal amount of the senior toggle notes will accrue at the cash interest rate plus 3/4% per annum. After April 15, 2011, we must pay all interest payments on the senior toggle notes in cash.

The exchange senior subordinated notes bear interest at 9¾% per annum.

Interest Payment Dates	Interest on the exchange senior toggle notes will be paid semi-annually in arrears on each April 15 and October 15, beginning on October 15, 2007.

Interest on the exchange senior subordinated notes will be paid semi-annually in arrears on each April 15 and October 15, beginning on October 15, 2007.

Interest on the notes began to accrue from the date of issuance.

Optional Redemption	We may redeem some or all of the exchange senior toggle notes beginning on April 15, 2011 and some or all of the exchange senior subordinated notes beginning on April 15, 2012, at the redemption prices listed under “Description of the Notes—Optional Redemption,” plus accrued and unpaid interest to the redemption date.

We may also redeem some or all of the exchange senior toggle notes at any time prior to April 15, 2011 and some or all of the exchange senior subordinated notes at any time prior to April 15, 2012, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus the “Applicable Premium,” as defined under “Description of the Notes—Certain Definitions,” as of, and accrued and unpaid interest to, the redemption date.

In addition, we may also redeem up to 35% of the exchange senior toggle notes at any time prior to April 15, 2010 and 35% of the exchange senior subordinated notes at any time prior to April 15, 2010 using the proceeds of one or more sales of certain kinds of capital stock at a redemption price of 109.50% of the principal amount of the exchange senior toggle notes and 109.75% of the principal amount of the exchange senior subordinated notes, in each case, plus accrued and unpaid interest to the redemption date, only if, after any such redemption, at least 50% of the aggregate principal amount of each series of notes originally issued remain outstanding, as applicable. See “Description of the Notes—Optional Redemption.”

Mandatory Principal Redemption	If the exchange senior toggle notes would otherwise constitute “applicable high yield discount obligations” (“AHYDO”) within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), at the end of the first accrual period ending after the fifth anniversary of the senior toggle notes’ issuance (the “AHYDO redemption date”), we will be required to redeem for cash a portion of each exchange senior toggle note then outstanding equal to the “Mandatory Principal Redemption Amount” (such redemption, a “Mandatory Principal Redemption”). The redemption price for the portion of each exchange senior toggle note redeemed pursuant to a Mandatory Principal Redemption will be 100% of the principal amount of such portion plus any accrued interest thereon on the date of redemption. The “Mandatory Principal Redemption Amount” means the portion of an exchange senior toggle note required to be redeemed to prevent such exchange senior toggle note from being treated as an “applicable high yield discount obligation” within the meaning of Section 163(i)(1) of the Code. No partial redemption or repurchase of the exchange senior toggle notes prior to the AHYDO redemption date pursuant to any other provision of the indenture will alter our obligation to make the Mandatory Principal Redemption with respect to any exchange senior toggle notes that remain outstanding on the AHYDO redemption date.

Change of Control	Upon a change of control, as defined under the section entitled “Description of the Notes,” we will be required to make an offer to purchase the exchange notes then outstanding at a purchase price equal to 101% of their principal amounts, plus accrued interest to the date of repurchase. We may not have sufficient funds available at the time of a change of control to repurchase the exchange notes.

Guarantees	The exchange senior toggle notes will be guaranteed on a senior basis, and the exchange senior subordinated notes will be guaranteed on a senior subordinated basis, in each case, jointly and severally, by all of our wholly-owned, U.S. subsidiaries (excluding our Puerto Rico subsidiaries) that guarantee our senior secured credit facilities.

During fiscal 2007 on a combined basis, our non-guarantor subsidiaries accounted for approximately $1.0 billion, or approximately 60% of our total net revenue, and approximately $72.0 million of our total EBITDA from continuing operations of $35.0 million. The differences between our non-guarantor subsidiaries’ contributions to our revenue and our EBITDA from continuing operations reflect, among other things, Cardinal’s historical policy of charging 100% of the Cardinal corporate allocation to the guarantors, resulting in a reduction of the subsidiary guarantors’ EBITDA by $53.1 million for fiscal 2007. In addition, the differences between our non-guarantor subsidiaries’ contributions to our revenue and our EBITDA from continuing operations reflect the allocation of certain items to the subsidiary guarantors such as non-cash equity compensation of approximately $36.1 million on a combined basis. We did not charge any Cardinal corporate overhead or non-cash equity compensation costs to the non-guarantor subsidiaries during this period. In addition, one-time non-cash charges related to IPR&D (as hereinafter defined) and inventory fair value step up impacted both the guarantors and non-guarantors EBITDA from continuing operations by approximately $42.8 million and $99.0 million, respectively.

During the six months ended December 31, 2007, our non-guarantor subsidiaries accounted for approximately $568.9 million, or approximately 63%, of our total net revenue, and approximately $64.8 million, or approximately 63%, of our total EBITDA from continuing operations of $102.6 million.

As of December 31, 2007, our non-guarantor subsidiaries accounted for approximately $1.3 billion, or 56% of our total assets (excluding intercompany receivables and goodwill), and approximately $360.4 million or 64% of our total liabilities (excluding intercompany liabilities and issuer’s debt of approximately $2.4 billion).

Ranking	The outstanding senior toggle notes are, and the exchange senior toggle notes will be, our unsecured senior obligations. Accordingly, the exchange senior toggle notes will:

•	rank equally in right of payment with all of our existing and future unsubordinated indebtedness;

•	rank senior in right of payment to all of our existing and future indebtedness that expressly provides for its subordination to the senior toggle notes;

•	be structurally subordinated to all of our existing and future indebtedness of the subsidiaries that are not guarantors; and

•	be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness.

The outstanding senior toggle guarantees are, and the exchange senior toggle note guarantees will be, unsecured senior obligations of the guarantors. Accordingly, the exchange senior toggle note guarantees will:

•	rank equally in right of payment with all existing and future unsubordinated indebtedness of the guarantors;

•	rank senior in right of payment to all existing and future indebtedness of the guarantors that expressly provides for its subordination to the senior toggle note guarantees; and

•	be effectively subordinated to all secured indebtedness of the guarantors to the extent of the value of the assets securing such indebtedness.

The outstanding senior subordinated notes are, and the exchange senior subordinated notes will be, our unsecured senior subordinated obligations of the issuer. Accordingly, the exchange senior subordinated notes will:

•	be subordinated in right of payment to all our existing and future senior indebtedness, including the senior toggle notes and borrowings under the senior secured credit facilities;

•	rank equally in right of payment with our future senior subordinated indebtedness, if any;

•	rank senior in right of payment to our future indebtedness, if any, that expressly provides for its subordination to the senior subordinated notes;

•	be structurally subordinated to all existing and future indebtedness of our subsidiaries that are not guarantors; and

•	be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness.

The outstanding senior subordinated note guarantees are, and the exchange senior subordinated note guarantees will be, our unsecured senior subordinated obligations of the guarantors. Accordingly, the exchange senior subordinated note guarantees will:

•

be subordinated in right of payment to all existing and future senior indebtedness of the guarantors, including the guarantees of the senior toggle notes and any borrowings and guarantees by the guarantors of indebtedness under the senior secured credit facilities;

•	rank equally in right of payment with future senior subordinated indebtedness of the guarantors, if any;

•	rank senior in right of payment to future indebtedness, if any, of the guarantors that expressly provides for its subordination to the senior subordinated note guarantees; and

•	be effectively subordinated to all existing and future secured indebtedness of the guarantors to the extent of the value of the assets securing such indebtedness.

As of December 31, 2007, (1) the outstanding notes and related guarantees ranked effectively junior to approximately $1,469.7 million of senior secured indebtedness under our senior secured credit facilities and $9.6 million of capital leases and other secured debt and includes approximately $0.6 million of obligations of our non-guarantor subsidiaries, and (2) we had an additional $320.0 million of unutilized capacity under our revolving credit facility and the option to raise incremental senior secured credit facilities of up to $300 million. See “Description of Other Indebtedness.”

Certain Covenants	The terms of the exchange notes, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness and issue certain preferred stock;

•	pay certain dividends and make distributions in respect of capital stock;

•	place limitations on distributions from restricted subsidiaries;

•	guarantee certain indebtedness;

•	sell or exchange assets;

•	enter into transactions with affiliates;

•	create certain liens; and

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

These covenants are subject to a number of important qualifications and exceptions. See “Description of the Notes.”

No Prior Market; Listing	The exchange notes will generally be freely transferable (subject to certain restrictions discussed in “The Exchange Offers”) but will be a new issue of securities for which there will not initially be a market. Accordingly, there can be no assurance as to the development or liquidity of any market for the exchange notes. The initial purchasers in the private offering of the outstanding notes have advised us that they currently intend to make a market in the exchange notes, as permitted by applicable laws and regulations. However, they are not obligated to do so and may discontinue any such market making activities at any time without notice. We intend to apply to list the senior subordinated notes on an exchange in Europe.

Use of proceeds	We will not receive any cash proceeds from the exchange offers.

RISK FACTORS

See “Risk Factors” for a description of the risks you should consider before deciding to participate in the exchange offers.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

The following table presents our summary historical and pro forma financial information as of the dates and for the periods presented. The summary historical financial information as of June 30, 2006 and for the years ended June 30, 2005 and 2006 and for the period July 1, 2006 to April 9, 2007 have been derived from the Predecessor’s historical audited financial statements included in this prospectus and the summary historical financial information as of June 30, 2007 and for the period April 10, 2007 to June 30, 2007 have been derived from the Successor’s historical audited financial statements included in this prospectus. The summary historical financial information for the six months ended December 31, 2006 has been derived from the Predecessor’s unaudited financial statements and the summary historical financial information as of and for the six months ended December 31, 2007 have been derived from the Successor’s unaudited financial statements included elsewhere in this prospectus, which have been prepared on a basis consistent with our annual audited financial statements. In the opinion of management, such unaudited financial information reflects all the adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

The summary unaudited pro forma statements of operations data and other financial data, for the fiscal year ended June 30, 2007 have been prepared to give effect to the Transactions as if they had occurred on July 1, 2006. The Transactions were accounted for using the purchase method of accounting. The total purchase price was allocated to our net tangible and identifiable intangible assets based on their estimated fair value as of April 10, 2007. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The preliminary allocation of the purchase price was based upon a third party valuation study and other data. The estimates and assumptions are subject to change based upon finalization of our assumptions.

The unaudited pro forma financial information is for illustrative and informational purposes only and does not purport to represent or be indicative of what our financial condition or results of operations would have been had the Transactions occurred on such dates. See “The Transactions.” The unaudited pro forma financial information should not be considered representative of our future financial condition or results of operations.

You should read this information together with the information included under the headings “Risk Factors,” “Unaudited Pro Forma Financial Information,” “Selected Historical Financial Information and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements and related notes included elsewhere in this prospectus.

	Predecessor			Successor	Combined(1)	Predecessor	Successor	Pro Forma
	Year Ended June 30,		For the Period July 1, 2006 to April 9, 2007	For the Period April 10, 2007 to June 30, 2007	Year Ended June 30, 2007	For the Six Months Ended December 31, 2006	For the Six Months Ended December 31, 2007	Year Ended June 30, 2007

	2005	2006
(in millions, except as noted)					(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:
Net revenue	$1,517.3	$1,612.2	$1,280.2	$423.5	$1,703.7	$815.0	$902.0	$1,703.7
Cost of products sold	1,108.2	1,192.0	975.2	333.0	1,308.2	621.4	689.4	1,284.9

Gross margin	409.1	420.2	305.0	90.5	395.5	193.6	212.6	418.8
Selling, general and administrative expenses	245.3	282.7	235.3	75.5	310.8	148.1	158.5	328.5
Impairment charges and (gain)/loss on sale of asset	74.3	8.8	(1.3)	(0.2)	(1.5)	3.1	0.4	(1.5)
In-process research and development (IPR&D)	—	—	—	112.4	112.4	—	—	—
Restructuring and other special items	74.7	11.8	22.0	25.5	47.5	8.0	13.3	22.8

Operating (loss)/earnings	14.8	116.9	49.0	(122.7)	(73.7)	34.4	40.4	82.2
Interest expense, net	17.1	6.8	8.9	44.1	53.0	2.6	101.3	196.9
Other, net	0.9	1.7	0.8	0.7	1.5	—	19.8	1.5

Earnings/(loss) from continuing operations before income taxes and minority interest	(3.2)	108.4	39.3	(167.5)	(128.2)	31.8	(80.7)	(129.4)
Income tax (benefit)/expense	(10.8)	35.3	(2.0)	(21.2)	(23.2)	(3.8)	(44.0)	(52.5)
Minority interest, net of tax expense/(benefit)(2)	(13.0)	2.0	3.9	0.7	4.6	2.2	0.3	4.6

(Loss)/earnings from continuing operations	20.6	71.1	37.4	(147.0)	(109.6)	33.4	(37.0)	(81.5)
Loss from discontinued operations, net of tax benefit(3)	(6.7)	(20.1)	(12.5)	(3.3)	(15.8)	(13.8)	(4.5)	—

Net (loss)/earnings	$13.9	$51.0	$24.9	$(150.3)	$(125.4)	$19.6	$(41.5)	$(81.5)

	Predecessor			Successor			Successor
	As of June 30,			As of June 30, 2007			As of December 31, 2007
	2005	2006
							(unaudited)
Balance Sheet Data (at period end):
Cash and cash equivalents	$114.1	$133.6		$82.7			$59.5
Goodwill	714.3	704.2		1,421.7			1,467.7
Total assets	2,534.8	2,566.1		3,862.3			3,832.2
Long term debt, including current portion	80.5	41.6		2,312.0			2,372.8
Total liabilities	576.9	505.6		2,945.1			2,982.6
Total parent company/shareholder’s equity	1,952.3	2,056.2		910.6			903.6

	Predecessor			Successor	Combined(1)	Predecessor	Successor	Pro Forma
	Year Ended June 30,		For the Period July 1, 2006 to April 9, 2007	For the Period April 10, 2007 to June 30, 2007	Year Ended June 30, 2007	For the Six Months Ended December 31, 2006	For the Six Months Ended December 31, 2007	Year Ended June 30, 2007
	2005	2006
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other Financial Data:
Capital Expenditures	$222.1	$102.0	$104.6	$18.8	$123.4	$33.5	$37.5
Net cash provided by/(used in) continuing operations:
Operating activities	203.0	130.8	191.4	69.0	260.4	82.5	(35.1)
Investing activities	(222.2)	(99.2)	(85.8)	(3,304.3)	(3,390.1)	(21.8)	(37.2)
Financing activities	16.9	(24.9)	(208.3)	3,289.9	3,081.6	(30.3)	17.5
Net cash provided by/(used) in discontinued operations	(5.1)	—	(22.3)	1.6	(20.7)	(2.3)	(1.9)
Effect of foreign currency	(5.3)	12.8	13.9	4.1	18.0	4.7	33.5
EBITDA from continuing operations(4)	113.8	200.4	121.9	(86.9)	35.0	80.5	102.6	214.1
Ratio of earnings to fixed charges(5)	—
Certain Items Affecting EBITDA:
Other, net	0.9	1.7	0.8	0.7	1.5	—	19.8	1.5
Minority interest, net of tax expense/(benefit)(2)	(13.0)	2.0	3.9	0.7	4.6	2.2	0.3	4.6
Impairment charges and (gain)/loss on sale of asset	74.3	8.8	(1.3)	(0.2)	(1.5)	3.1	0.4	(1.5)
Equity compensation	1.0	29.5	35.1	1.0	36.1	13.4	4.0	19.7
In-process research and development (IPR&D)	—	—	—	112.4	112.4	—	—	—
Restructuring and other special items	74.7	11.8	22.0	25.5	47.5	8.0	13.3	22.8
Cardinal Allocation(6)	47.3	55.1	53.1	—	53.1	48.1	—	53.1

(1)	The combined results of the Successor and the Predecessor for the periods in fiscal 2007 and that of the Predecessor in fiscal 2006 are not necessarily comparable due to the change in the basis of accounting resulting from the Acquisition and the change in the capital structure, which primarily impact depreciation and amortization expense, in process research and development, gross margin, selling, general and administrative expenses and interest expense. We have disclosed the impact of the change in basis of accounting for each of these captions in the Management’s Discussion and Analysis of Financial Condition and Results of Operations. While the presentation of the fiscal 2007 results on this combined basis does not comply with U.S. GAAP, management believes that this provides useful information to assess the relative performance of the businesses in all periods presented in the financial statements.

(2)	Minority interest, net of tax expense/(benefit) includes tax expense/(benefit) of $6.7 million in fiscal 2005, $(2.2) million in fiscal 2006, $(3.2) million for the period July 1, 2006 to April 9, 2007, $(0.5) million for the period April 10, 2007 to June 30, 2007, and $(3.7) million in fiscal 2007 on a combined and pro forma basis, $(1.8) million for the six months ended December 31, 2006 and $(0.1) million for the six months ended December 31, 2007.

(3)	Loss from discontinued operations, net of tax benefit includes tax benefit of $2.7 million in fiscal 2005, $10.7 million in fiscal 2006, $6.6 million for the period July 1, 2006 to April 9, 2007, $1.8 million for the period April 10, 2007 to June 30, 2007, and $8.4 million in fiscal 2007 on a combined basis and pro forma basis, $1.1 million for the six months ended December 31, 2006 and $0.5 million for the six months ended December 31, 2007.

(4)	For additional information regarding our use of EBITDA and limitations on its usefulness as an analytical tool, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.” A reconciliation of earnings from continuing operations, the most directly comparable U.S. GAAP measure, to EBITDA for the periods indicated is as follows:

	Predecessor			Successor	Combined(1)	Predecessor	Successor	Pro Forma
	Year Ended June 30,		For the Period July 1, 2006 to April 9, 2007	For the Period April 10, 2007 to June 30, 2007	Year Ended June 30, 2007	For the Six Months Ended December 31, 2006	For the Six Months Ended December 31, 2007	Year Ended June 30, 2007

	2005	2006
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earnings/(loss) from continuing operations	$20.6	$71.1	$37.4	$(147.0)	$(109.6)	$33.4	$(37.0)	$(81.5)
Depreciation and amortization expense	86.9	87.2	77.6	37.2	114.8	48.3	82.3	151.2
Interest expense, net	17.1	6.8	8.9	44.1	53.0	2.6	101.3	196.9
Income tax (benefit)/expense	(10.8)	35.3	(2.0)	(21.2)	(23.2)	(3.8)	(44.0)	(52.5)

EBITDA	$113.8	$200.4	$121.9	$(86.9)	$35.0	$80.5	$102.6	$214.1

(5)	The ratio of earnings to fixed charges is calculated by dividing the sum of earnings (loss) from continuing operations before income taxes, equity in earnings (loss) from non consolidated investments and fixed charges, by fixed charges. Fixed charges consist of interest expense, capitalized interest and imputed interest on our lease obligations. For fiscal 2007 on a pro forma combined basis, earnings would have been insufficient to cover fixed charges by $128.6 million.

(6)	See Note 11 of our annual audited financial statements for additional information.

RISK FACTORS

Any investment in the notes involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before participating in the exchange offers. If any of the following risks actually occur, our business, financial condition, operating results or cash flow could be materially and adversely affected. Additional risks or uncertainties not presently known to us, or that we currently believe are immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur and if such events do occur, you may lose all or part of your original investment in the notes.

Risks Related to the Exchange Offers

There may be adverse consequences if you do not exchange your outstanding notes.

If you do not exchange your outstanding notes for exchange notes in the exchange offers, then you will continue to be subject to the transfer restrictions on the outstanding notes as set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to “Summary—The Exchange Offers” and “The Exchange Offers” for information about how to tender your outstanding notes.

The tender of outstanding notes under the exchange offers will reduce the outstanding amount of each series of the outstanding notes outstanding, which may have an adverse effect upon and increase the volatility of, the market price of the outstanding notes due to reduction in liquidity.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the exchange notes.

The exchange notes are new issues of securities for which there is no established public market. We intend to apply to list the exchange senior subordinated notes on an exchange in Europe. The initial purchasers in the private offering of the outstanding notes have advised us that they currently intend to make a market in the exchange notes as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in any of the exchange notes, and they may discontinue their market-making activities at any time without notice. Therefore, an active market for any of the exchange notes may not develop or, if developed, it may not continue. The liquidity of any market for the exchange notes will depend upon the number of holders of the exchange notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the exchange notes and other factors. A liquid trading market may not develop for the exchange notes or any series of notes. If a market develops, the exchange notes could trade at prices that may be lower than the initial offering price of the exchange notes. If an active market does not develop or is not maintained, the price and liquidity of the exchange notes may be adversely affected. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for any of the exchange notes may not be free from similar disruptions and any such disruptions may adversely affect the prices at which you may sell your exchange notes. In addition, subsequent to their initial issuance, the exchange notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

Risks Related to Our Indebtedness

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or in our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under the notes.

We are highly leveraged. The following chart shows our level of indebtedness as of December 31, 2007.

As of December 31, 2007
(in millions)
Debt:
Senior secured credit facilities
Revolving credit facility(1)	$30.0
Term loan facilities(2)	1,439.7
Senior toggle notes	565.0
Senior subordinated notes(3)	328.5
Other obligations	9.6

Total debt	$2,372.8

(1)	We have entered into a senior secured $350.0 million revolving credit facility, with a six-year maturity.

(2)	We have entered into approximately $1,439.7 million (dollar equivalent) aggregate principal amount of senior secured term loan facilities, consisting of a $1,054.7 million U.S. dollar-denominated tranche and a €263.7 million euro-denominated tranche (equal to $385.0 million based on an exchange rate of €1 = $1.4600), each with a seven-year maturity. See “Description of Other Indebtedness.”

(3)	Represents the U.S. dollar-equivalent of the €225.0 million aggregate principal amount of senior subordinated notes based on an exchange rate of €1 = $1.4600.

Our high degree of leverage could have important consequences for you, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	exposing us to the risk of increased interest rates because certain of our borrowings, including borrowings under our senior secured credit facilities, are at variable rates of interest;

•

exposing us to the risk of fluctuations in exchange rates because certain of our borrowings, including our senior secured term loan facilities and the senior subordinated notes, are denominated in euros;

•

making it more difficult for us to satisfy our obligations with respect to our indebtedness, including the notes, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the indentures governing the notes and the agreements governing such other indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

•

limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Our pro forma cash interest expense, for fiscal 2007, would have been $189.6 million and for the six months ended December 31, 2007, our cash interest expense was $99.2 million. A 1% increase in such rates would increase our annual interest expense by approximately $14.3 million.

Despite our high indebtedness level, we and our subsidiaries will still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the indentures governing the notes and the senior secured credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. In addition to the $350.0 million available to us for borrowing under the revolving credit facility subject to certain conditions, we have the option to increase the amount available under the term loan and revolving credit facilities by up to an aggregate of $300.0 million on an uncommitted basis. As of December 31, 2007, we had borrowings of $30.0 million outstanding under our $350 million revolving credit facility. In addition, under the senior toggle notes, we have the option to elect to pay interest in the form of PIK Interest, which will increase our debt by the amount of any such interest. If new debt is added to our or our subsidiaries’ existing debt levels, the risks associated with debt that we currently face would increase.

Our debt agreements contain restrictions that will limit our flexibility in operating our business.

Our senior secured credit facilities and the indentures governing the notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional indebtedness and issue certain preferred stock;

•	pay certain dividends on, repurchase or make distributions in respect of capital stock or make other restricted payments;

•	place limitations on distributions from restricted subsidiaries;

•	issue or sell capital stock of restricted subsidiaries;

•	guarantee certain indebtedness;

•	make certain investments;

•	sell or exchange assets;

•	enter into transactions with affiliates;

•	create certain liens; and

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

A breach of any of these covenants could result in a default under one or more of these agreements, including as a result of cross default provisions, and, in the case of the revolving credit facility, permit the lenders to cease making loans to us. Upon the occurrence of an event of default under the senior secured credit facilities, the lenders could elect to declare all amounts outstanding under the senior secured credit facilities to be immediately due and payable and to terminate all commitments to extend further credit. Such actions by those lenders could cause cross defaults under our other indebtedness. If we were unable to repay those amounts, the lenders under the senior secured credit facilities could proceed against the collateral granted to them to secure that indebtedness. We pledged a significant portion of our assets as collateral under the senior secured credit facilities. If the lenders under the senior secured credit facilities accelerate the repayment of borrowings, we may not have sufficient assets to repay the senior secured credit facilities as well as our unsecured indebtedness, including the notes. See “Description of Other Indebtedness” and “Description of the Notes.” In addition, our senior secured credit facilities include other and more restrictive covenants and restrict our ability to prepay our other indebtedness, including the notes. Our ability to comply with these covenants may be affected by events beyond our control.

Risks Relating to the Notes

The following risks apply to the outstanding notes and will apply equally to the exchange notes.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes and we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments and the indentures governing the notes may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness.

Your right to receive payments on each series of notes is effectively junior to the right of lenders who have a security interest in our assets, to the extent of the value of those assets.

Our obligations under the notes and our guarantors’ obligations under their guarantees of the notes are unsecured, but our and our guarantors’ obligations under our senior secured credit facilities are secured by a security interest in substantially all of our domestic tangible and intangible assets, including the stock of substantially all of our wholly owned U.S. subsidiaries (excluding our Puerto Rico subsidiaries) and a portion of the stock of certain of our non-U.S. subsidiaries. If we are declared bankrupt or insolvent, or if we default under our senior secured credit facilities, the lenders could declare all indebtedness outstanding thereunder due and payable. If we were unable to repay them, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indentures governing the notes. Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor under the notes, then that guarantor will be released from its guarantee of the notes immediately. In any such event, because the notes will not be secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims in full. See “Description of Other Indebtedness.”

As of December 31, 2007, we had approximately $1,469.7 million (dollar equivalent) aggregate principal amount of senior secured indebtedness, which is primarily indebtedness under our senior secured credit facilities and includes $30.0 million borrowed under our revolving credit facility. In addition we have the right to borrow an additional $320.0 million under our revolving credit facility, subject to certain conditions. Subject to certain exceptions, the indentures governing the notes permit us and our restricted subsidiaries to incur substantial additional indebtedness including secured indebtedness.

Claims of noteholders are structurally subordinated to claims of creditors of our subsidiaries that do not guarantee the notes.

The notes are not guaranteed by any subsidiary that is not wholly-owned or any subsidiary that does not guarantee the senior secured credit facility. Claims of holders of the notes will be structurally subordinated to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of these subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to our creditors, including the holders of the notes.

In addition, there may be local legal restrictions or tax adverse international tax consequences to us that reduce our ability to access or prevent us from accessing the assets and cash flows of non-guarantor subsidiaries. Also, the covenants in the indentures for the notes allow us to create contractual restrictions or prohibitions on our ability to access those assets and cash flows, particularly in favor of lenders to those subsidiaries.

Catalent Pharma Solutions, Inc. is a holding company and will depend on receiving payments from its subsidiaries to meet its obligations under the notes.

Catalent Pharma Solutions, Inc. is a holding company and conducts substantially all of its operation through its subsidiaries. Consequently, it does not have any material income from operations apart from that of its wholly owned subsidiaries and does not expect to generate income from operations in the future. As a result, its ability to meet its debt service obligations, including its obligations under the notes, depends upon its subsidiaries’ cash flow and payment of funds to it by its subsidiaries as dividends, loans, advances or other payments. The indentures for the notes will allow us to incur any debt that is permitted to be incurred by our subsidiaries and to impose restrictions on those subsidiaries’ ability to transfer funds or assets to us. As a result, we might not have access to the assets or cash flows of our subsidiaries. In addition, the payment of dividends or the making of loans, advances or other payments to Catalent Pharma Solutions, Inc. may be subject to regulatory or contractual restrictions.

Your right to receive payments on the senior subordinated notes is junior to the rights of the lenders under our senior secured credit facilities and all of our other senior debt (including the senior notes) and any of our future senior indebtedness.

The senior subordinated notes are general unsecured obligations that rank junior in right of payment to all of our senior indebtedness. As of December 31, 2007, we had approximately $2,034.7 million of senior indebtedness, which includes the outstanding senior toggle notes and approximately $1,469.7 million under the senior secured credit facilities. An additional $320.0 million was available to be drawn under our revolving credit facility, subject to certain conditions. In addition we have the option to increase the principal amount of the senior toggle notes by electing to pay PIK Interest. We may not make payments on the senior subordinated notes if there is a default in respect of certain of our senior indebtedness, including debt under the senior secured credit facilities.

Because of the subordination provisions in the senior subordinated notes, in the event of our bankruptcy, liquidation or dissolution, our assets will not be available to pay obligations under the senior subordinated notes until we have made all payments in cash on our senior indebtedness. Sufficient assets may not remain after all these payments have been made to make any payments on the senior subordinated notes, including payments of principal or interest when due.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under the senior secured credit facilities, could prevent us from making any payments on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants of our indebtedness, we could be in default under such indebtedness. In the event of such default,

•

the holders of such indebtedness may be able to cause all of our available cash to be used to pay such indebtedness and, in any event, could elect to declare all amounts thereunder to be due and payable;

•	the lenders under our senior secured credit facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets;

•	we could be forced into bankruptcy or liquidation; and

•	the subordination provisions in the senior subordinated notes may prevent us from paying any obligation with respect to such notes.

The lenders under the senior secured credit facilities have the discretion to release any subsidiary guarantors under the senior secured credit facilities, which will cause those subsidiary guarantors to be released from their guarantees of the notes.

Any subsidiary guarantee of the notes may be released at the sole discretion of lenders under the senior secured credit facilities, if the related subsidiary guarantor is no longer a guarantor of obligations under the senior secured credit facilities or any other indebtedness. See “Description of the Notes.” You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the notes and the indebtedness and other liabilities, including trade payables, of those subsidiaries will effectively be senior to claims of noteholders.

Federal and state fraudulent transfer laws may permit a court to void the notes and the guarantees, subordinate claims in respect of the notes and the guarantees and require noteholders to return payments received and, if that occurs, you may not receive any payments on the notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of the guarantees of the notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes or guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors, or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

•	the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay such debts as they mature; or

•

we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or such guarantee if we or such guarantor did not substantially benefit directly or indirectly from the issuance of the notes or the applicable guarantee. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor. Therefore, in a leveraged acquisition, such as the Transactions, there is increased risk of a determination that the issuer and the guarantors incurred debt obligations for less than reasonably equivalent value or fair consideration, because a court may find that the benefit of the transaction went to Cardinal, while neither we nor the guarantors benefited substantially or directly from the notes or the guarantees.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors’ other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

If a court were to find that the issuance of the notes or the incurrence of a guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

Although each guarantee entered into by a subsidiary will contain a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, such a provision may not be effective to protect those guarantees from being voided under fraudulent transfer law, or it may reduce that guarantor’s obligation to an amount that effectively makes its guarantee worthless.

You will be required to pay U.S. federal income tax on the senior toggle notes even if we do not pay cash interest.

None of the interest payments on the senior toggle notes will be qualified stated interest for U.S. federal income tax purposes, even if we never exercise the option to pay PIK Interest, because the senior toggle notes provide us with the option to pay cash interest or PIK Interest for an initial period. Consequently, the senior toggle notes are treated as issued with original issue discount for U.S. federal income tax purposes, and U.S. holders are required to include the original issue discount in gross income on a constant yield to maturity basis, regardless of whether interest is paid currently in cash. See “Certain U.S. Federal Income and Estate Tax Consequences.”

You may face foreign risks or tax consequences by investing in the senior subordinated notes.

The senior subordinated notes will be denominated and payable in euros. If you are a U.S. investor, an investment in the senior subordinated notes will entail foreign exchange-related risks due to, among other factors, possible significant changes in the value of the euro relative to the U.S. dollar because of economic, political and other factors over which we have no control. Depreciation of the euro against the U.S. dollar could cause a decrease in the effective yield of the senior subordinated notes below their stated coupon rates and could result in a loss to you on a U.S. dollar basis. Investing in the senior subordinated notes by U.S. investors may also have important tax consequences. See “Certain U.S. Federal Income and Estate Tax Consequences.”

Risks Related to our Business

We participate in a highly competitive market and increased competition may adversely affect our business.

We operate in a market that is highly competitive. We compete on several fronts both domestically and internationally, including competing with other companies that provide outsourcing services to pharmaceutical, biotechnology and consumer health companies based in North America, Latin America, Europe and the Asia-Pacific region. We also may compete with the internal operations of those pharmaceutical, biotechnology and consumer health manufacturers that choose to source these services internally, where possible.

We face material competition in each of our markets. Competition is driven by proprietary technologies and know-how, consistency of operational performance, quality, price, value and speed. Some competitors may have greater financial, research and development, operational and marketing resources than we do. Competition may also increase as additional companies begin to enter our markets or use their existing resources to compete directly with ours. Expanded competition from manufacturers in low-cost jurisdictions, such as India and China, may in the future impact our results of operations or prevent our growth. Greater financial, research and development, operational and marketing resources may allow our competitors to respond more quickly with new or emerging technologies and to changes in the nature or extent of our customer requirements that may render our offerings obsolete or non-competitive, which could adversely affect our results of operations and financial condition.

The demand for our offerings depends in part on our customers’ research and development and other scientific endeavors. Our business, financial condition and results of operations may be harmed if our customers spend less on these activities.

Our customers are engaged in research, development and production in the pharmaceutical, biotechnology and consumer health markets. The amount of customer spending on research, development and production has a large impact on our sales and profitability, particularly the amount our customers choose to spend on outsourcing. Our customers determine the amounts that they will spend based upon, among other things, available resources and their need to develop new products, which, in turn, is dependent upon a number of factors, including their competitors’ research, development and production initiatives. In addition, consolidation in the industries in which our customers operate may have an impact on such spending as customers integrate acquired operations, including research and development departments and their budgets. Our customers finance their research and development spending from private and public sources. A reduction in spending by our customers could have a material adverse effect on our business, financial condition and results of operations.

We are subject to product and other liability risks that could adversely affect our results of operations, financial condition, liquidity and cash flows.

We are subject to significant product liability and other liability risks that are inherent in the design, development, manufacture and marketing of our offerings. We may be named as a defendant in product liability lawsuits, which may allege that our offerings have resulted or could result in an unsafe condition or injury to consumers. Such lawsuits could be costly to defend and could result in reduced sales, significant liabilities and diversion of management’s time, attention and resources. Even claims without merit could subject us to adverse publicity and require us to incur significant legal fees.

Furthermore, product liability claims and lawsuits, regardless of their ultimate outcome, could have a material adverse effect on our business operations, financial condition and reputation and on our ability to attract and retain customers. We have historically sought to manage this risk through the combination of product liability insurance and contractual indemnities and liability limitations in our agreements with customers and vendors. The availability of product liability insurance for companies in the pharmaceutical industry is generally more limited than insurance available to companies in other industries. Insurance carriers providing product liability insurance to those in the pharmaceutical and biotechnology industries generally limit the amount of available policy limits, require larger self-insured retentions and exclude coverage for certain products and claims. There can be no assurance that a successful product liability claim or other liability claim would be adequately covered by our applicable insurance policies or by any applicable contractual indemnity or liability limitations. In addition, as we seek to expand our participation in marketed products through royalty and profit sharing arrangements our ability to contractually limit our liability may be restricted.

Failure to comply with existing and future regulatory requirements could adversely affect our results of operations and financial condition.

The healthcare industry is highly regulated. We are subject to various local, state, federal, foreign and transnational laws and regulations, which include the operating and security standards of the United States Drug Enforcement Agency (“DEA”), FDA, various state boards of pharmacy, state health departments, the United States Department of Health and Human Service (“DHHS”), the European Union member states and other comparable agencies and, in the future, any changes to such laws and regulations could adversely affect us. In particular, we are subject to laws and regulations concerning good manufacturing practices and drug safety. Our subsidiaries may be required to register for permits and/or licenses with, and will be required to comply with the laws and regulations of the DEA, the FDA, DHHS and foreign agencies including the EMEA and other various state boards of pharmacy, state health departments and/or comparable state agencies as well as other foreign agencies and certain accrediting bodies depending upon the type of operations and location of product distribution, manufacturing and sale.

The manufacture, distribution and marketing of our offerings for use in our customers’ products are subject to extensive ongoing regulation by the FDA, the DEA, the EMEA, and other equivalent local, state, federal and foreign regulatory authorities. Failure by us or by our customers to comply with the requirements of the FDA, the DEA, the EMEA and the local, state, federal and foreign regulatory authorities could result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt manufacture and distribution, restrictions on our operations, civil or criminal sanctions, or withdrawal of existing or denial of pending approvals, including those relating to products or facilities. In addition, such a failure could expose us to contractual and product liability claims as well as contractual claims from our customers, including claims for reimbursement for lost or damaged active pharmaceutical ingredients, the cost of which could be significant.

In addition, any new offerings or products must undergo lengthy and rigorous clinical testing and other extensive, costly and time-consuming procedures mandated by the FDA, the EMEA and other equivalent local, state, federal and foreign regulatory authorities. We or our customers may elect to delay or cancel anticipated regulatory submissions for current or proposed new products for any number of reasons.

Although we believe that we are in compliance, in all material respects, with applicable laws and regulations, there can be no assurance that a regulatory agency or tribunal would not reach a different conclusion concerning the compliance of our operations with applicable laws and regulations. In addition, there can be no assurance that we will be able to maintain or renew existing permits, licenses or any other regulatory approvals or obtain, without significant delay, future permits, licenses or other approvals needed for the operation of our businesses. Any noncompliance by us with applicable laws and regulations or the failure to maintain, renew or obtain necessary permits and licenses could have an adverse effect on our results of operations and financial condition.

Failure to provide quality offerings to our customers could have an adverse effect on our business and subject us to regulatory actions and costly litigation.

Our results depend on our ability to continue to execute and improve when necessary our quality management strategy and program, and effectively train and maintain our employee base with respect to quality management. Quality management plays an essential role in determining and meeting customer requirements, preventing defects and improving our offerings. While we have a network of quality systems throughout our business units and facilities which relate to the design, formulation, development, manufacturing, packaging, sterilization, handling, distribution and labeling of our customers’ products which use our offerings, quality and safety issues may occur with respect to any of our offerings. A quality or safety issue could have an adverse effect on our business, financial condition and results of operations and may subject us to regulatory actions, including product recalls, product seizures, injunctions to halt manufacture and distribution, restrictions on our operations, civil sanctions, including monetary sanctions and criminal actions. In addition, such an issue could subject us to costly litigation, including claims from our customers for reimbursement for the cost of lost or damaged active pharmaceutical ingredients, the cost of which could be significant.

The services and offerings we provide are highly exacting and complex, and if we encounter problems providing the services or support required, our business could suffer.

The offerings we provide are highly exacting and complex, in particular in our Sterile Technologies segment, due in part to strict regulatory requirements. From time to time, problems may arise in connection with facility operations or during preparation or provision of an offering, in both cases for a variety of reasons including equipment malfunction, sterility variances or failures, failure to follow specific protocols and procedures, problems with raw materials and environmental factors. Such problems could affect production of a particular batch or series of batches, requiring the destruction of product, or could halt facility production altogether. This could, among other things, lead to increased costs, lost revenue, damage to customer relations, reimbursement to customers for lost active pharmaceutical ingredients, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. Production problems in our contract manufacturing operations could be particularly significant because the cost of raw materials is often higher than in our other businesses. If problems are not discovered before the product is released to the market, recall and product liability costs may also be incurred. In addition, such risks may be greater at facilities that are new or going through significant expansion.

Our global operations are subject to a number of economic, political and regulatory risks.

We conduct our operations in various regions of the world, including North America, South America, Europe and the Asia-Pacific region. Global economic and regulatory developments affect businesses such as ours in many ways. Our operations are subject to the effects of global competition, including potential competition from manufacturers in low-cost jurisdictions such as India and China. Local jurisdiction risks include regulatory risks arising from local laws. Our global operations are also affected by local economic environments, including inflation and recession. Political changes, some of which may be disruptive, can interfere with our supply chain and customers and all of our activities in a particular location. While some of these risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful. Also, fluctuations in foreign currency exchange rates can impact our consolidated financial results.

If we do not enhance our existing or introduce new technology or service offerings in a timely manner, our offerings may become obsolete over time, customers may not buy our offerings and our revenue and profitability may decline.

The healthcare industry is characterized by rapid technological change. Demand for our offerings may change in ways we may not anticipate because of such evolving industry standards as well as a result of evolving customer needs that are increasingly sophisticated and varied and the introduction by others of new offerings and technologies. Several of our higher margin offerings are based on proprietary technologies. The patents for these technologies will ultimately expire, and these offerings may become subject to generic competition. Without the timely introduction of enhanced or new offerings, our offerings may become obsolete over time, in which case our revenue and operating results would suffer. For example, if we are unable to respond to changes in the nature or extent of the technological or other needs of our pharmaceutical customers through enhancing our offerings, our competition may develop product portfolios that are more competitive than ours and we could find it more difficult to renew or expand existing agreements or obtain new agreements. Innovations directed at continuing to offer enhanced or new offerings generally will require a substantial investment before we can determine their commercial viability, and we may not have the financial resources necessary to fund these innovations.

The success of enhanced or new offerings will depend on several factors, including our ability to:

•	properly anticipate and satisfy customer needs, including increasing demand for lower cost products;

•	enhance, innovate, develop and manufacture new offerings in an economical and timely manner;

•	differentiate our offerings from competitors’ offerings;

•	achieve positive clinical outcomes for our customers’ new products;

•	meet safety requirements and other regulatory requirements of government agencies;

•	obtain valid and enforceable intellectual property rights; and

•	avoid infringing the proprietary rights of third parties.

Even if we succeed in creating enhanced or new offerings from these innovations, they may still fail to result in commercially successful offerings or may not produce revenue in excess of the costs of development, and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of offerings embodying new technologies or features. Finally, innovations may not be accepted quickly in the marketplace because of, among other things, entrenched patterns of clinical practice, the need for regulatory clearance and uncertainty over third-party reimbursement.

We and our customers depend on patents, copyrights, trademarks and other forms of intellectual property protections, however, these protections may not be adequate.

We rely on a combination of trade secret, patent, copyright and trademark and other intellectual property laws, nondisclosure and other contractual provisions and technical measures to protect a number of our offerings and intangible assets. These proprietary rights are important to our ongoing operations. There can be no assurance that these protections will prove meaningful against competitive offerings or otherwise be commercially valuable or that we will be successful in obtaining additional intellectual property or enforcing our intellectual property rights against unauthorized users. Our exclusive rights under certain of our offerings are protected by patents, some of which are subject to expire in the near term. When patents covering an offering expire, loss of exclusivity may occur and this may force us to compete with third parties, thereby affecting our revenue and profitability. For example, two of our U.S. patents covering certain aspects of a major customer’s product in our Oral Technologies segment will expire in 2008. However, due to our supply arrangements, we do not currently expect any material loss of revenue to occur as a result of the expiration of these patents.

Our proprietary rights may be invalidated, circumvented or challenged. We have in the past been subject to patent oppositions before the European Patent Office and we may in the future be subject to patent oppositions in Europe or other jurisdictions in which we hold patent rights. In addition, in the future, we may need to take legal actions to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. The outcome of any such legal action may be unfavorable to us.

These legal actions regardless of outcome might result in substantial costs and diversion of resources and management attention. Although we use reasonable efforts to protect our proprietary and confidential information, there can be no assurance that our confidentiality and non-disclosure agreements will not be breached, our trade secrets will not otherwise become known by competitors or that we will have adequate remedies in the event of unauthorized use or disclosure of proprietary information. Even if the validity and enforceability of our intellectual property is upheld, a court might construe our intellectual property not to cover the alleged infringement. In addition, intellectual property enforcement may be unavailable in some foreign countries. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or that third parties will not design around our patent claims to produce competitive offerings. The use of our technology or similar technology by others could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business.

We have applied in the United States and certain foreign countries for registration of a number of trademarks, service marks and patents, some of which have been registered or issued, and also claim common law rights in various trademarks and service marks. In the past, third parties have opposed our applications to register intellectual property and there can be no assurance that they will not do so in the future. It is possible that in some cases we may be unable to obtain the registrations for trademarks, service marks and patents for which we have applied and a failure to obtain trademark and patent registrations in the United States or other countries could limit our ability to protect our trademarks and proprietary technologies and impede our marketing efforts in those jurisdictions.

Our use of certain intellectual property rights is also subject to license agreements with third parties for certain patents, software and information technology systems and proprietary technologies. If these license agreements were terminated for any reason, it could result in the loss of our rights to this intellectual property, our operations may be materially adversely affected and we may be unable to commercialize certain offerings.

In addition, many of our branded pharmaceutical customers rely on patents to protect their products from generic competition. Because incentives exist in some countries, including the United States, for generic pharmaceutical companies to challenge these patents, pharmaceutical and biotechnology companies are under the ongoing threat of a challenge to their patents. If our customers’ patents were successfully challenged and as a result subjected to generic competition, the market for our customers’ products could be significantly impacted, which could have an adverse effect on our results of operations and financial condition.

We have a limited history operating as an independent company, and we may experience increased costs as a result of the Acquisition which could decrease our overall profitability and we may not realize the cost savings that we project.

Prior to the Acquisition, our business was operated by Cardinal, and Cardinal provided many shared service functions for our operations, including information technology, finance, treasury, risk management, human resources, tax and legal operations. After the Acquisition, Cardinal continued to provide certain of these functions to us on a transitional basis. Although we have begun to operate these functions independently, by putting in place our own systems, business functions and outsourcing arrangements, we may not be able to operate our business effectively or at comparable costs and our profitability may decline.

We need to replicate certain facilities, systems, infrastructure and personnel to which we no longer have access after the Acquisition. We also need to make significant investments to develop our independent ability to operate without access to Cardinal’s existing operational and administrative infrastructure. These initiatives will be costly to implement.

In addition, prior to the Acquisition, our business took advantage of Cardinal’s size and purchasing power in procuring goods, services and technology, including but not limited to, office supplies and equipment, travel and computer software licenses. As a separate, independent company, we may be unable to obtain goods, services and technology at prices and on terms as favorable as those obtained prior to the Acquisition, which could decrease our overall profitability. As a separate, independent company, we may also not be as successful in negotiating favorable tax treatments and credits with governmental entities.

Our future results of operations are subject to fluctuations in the costs and availability, and suitability of the components of the products we manufacture, including active pharmaceutical ingredients, excipients, purchased components, and raw materials.

We depend on various active pharmaceutical ingredients, components, compounds, raw materials, and energy supplied primarily by others for our offerings. This includes, but is not limited to, gelatin, starch, iota carrageenan, packaging films, as well as resin for our blow-fill-seal sterile offerings. It is possible that any of our supplier relationships could be interrupted due to natural disasters, international supply disruptions caused by pandemics, geopolitical issues or other events or could be terminated in the future.

For example, gelatin is a key component in our Oral Technologies segment. The supply of gelatin is obtained from a limited number of sources. In addition, much of the gelatin we use is bovine-derived. Past concerns of contamination from Bovine Spongiform Encephalopathy (“BSE”) have narrowed the number of possible sources of particular types of gelatin. If there were a future disruption in the supply of gelatin from any one or more key suppliers, we may not be able to obtain an alternative supply from our other suppliers. If future restrictions were to emerge on the use of bovine-derived gelatin due to concerns of contamination from BSE, any such restriction could hinder our ability to timely supply our customers with products and the use of alternative non-bovine-derived gelatin could be subject to lengthy formulation, testing and regulatory approval.

Any sustained interruption in our receipt of adequate supplies could have an adverse effect on us. In addition, while we have processes intended to reduce volatility in component and material pricing, we may not be able to successfully manage price fluctuations and future price fluctuations or shortages may have an adverse effect on our results of operations.

Changes in healthcare reimbursement in the United States or internationally could adversely affect our results of operations and financial condition.

The healthcare industry has changed significantly over time, and we expect the industry to continue to evolve. Some of these changes, such as adverse changes in government funding of healthcare products and services, legislation or regulations governing the privacy of patient information, or the delivery or pricing of pharmaceuticals and healthcare services or mandated benefits, may cause healthcare industry participants to reduce the amount of our offerings they purchase or the price they are willing to pay for our offerings. Changes in the healthcare industry’s pricing, selling, inventory, distribution or supply policies or practices, could also significantly reduce our revenue and results of operations. Particularly, volatility in individual product demand may result from changes in public or private payor reimbursement or coverage.

Fluctuations in the exchange rate of the U.S. dollar and other foreign currencies could have a material adverse effect on our financial performance and results of operations.

As a company with many international entities, certain revenues, costs, assets and liabilities, including a portion of our senior secured credit facilities and the senior subordinated notes, are denominated in currencies other than the U.S. dollar. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our revenues, earnings and cash flows and could result in exchange losses despite our efforts to manage or mitigate our exposure to foreign currency fluctuations.

Tax legislation initiatives or challenges to our tax positions could adversely affect our results of operations and financial condition.

We are a large multinational corporation with operations in the United States and international jurisdictions, including North America, South America, Europe and the Asia-Pacific region. As such, we are subject to the tax laws and regulations of the United States federal, state and local governments and of many international jurisdictions. From time to time, various legislative initiatives may be proposed that could adversely affect our tax positions. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these initiatives. In addition, United States federal, state and local, as well as international, tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

We are dependent on key personnel.

We depend on senior executive officers and other key personnel, including our technical personnel, to run and grow our business and to develop new enhancements, offerings and technologies. The loss of any of these officers or other personnel or the failure to attract and retain suitably skilled technical personnel could adversely affect our operations. Although an incentive compensation plan was adopted after the Acquisition, the fact that we will not have the ability to compensate employees with publicly traded equity may have a negative impact on our ability to recruit and retain professionals, and could have a material adverse effect on our business, financial condition and results of operations.

Risks generally associated with our information systems could adversely affect our results of operations.

We rely on information systems in our business to obtain, rapidly process, analyze and manage data to:

•	facilitate the manufacture and distribution of thousands of inventory items to and from our facilities;

•	receive, process and ship orders on a timely basis;

•	manage the accurate billing and collections for thousands of customers;

•	manage the accurate accounting and payment for thousands of vendors; and

•	schedule and operate our global network of manufacturing, packaging and development facilitates.

Replication of information systems that were formerly shared with, and which have been retained by, Cardinal is a complex undertaking. Although we have begun to operate these functions independently by putting in place our own systems, business functions, and outsourcing arrangements, we may not be able to operate our business effectively or at comparable costs and our profitability may decline. Our results of operations could be adversely affected if these systems are interrupted, damaged by unforeseen events or fail for any extended period of time, including due to the actions of third parties.

We may in the future engage in acquisitions and other transactions that may complement or expand our business or divest of non-strategic businesses or assets. We may not be able to complete such transactions and such transactions, if executed, pose significant risks and could have a negative effect on our operations.

Our future success may be dependent on opportunities to buy other businesses or technologies and possibly enter into joint ventures that could complement, enhance or expand our current business or offerings and services or that might otherwise offer us growth opportunities. We may face competition from other companies in pursuing acquisitions in the pharmaceutical and biotechnology industry. Our ability to acquire targets may also be limited by applicable antitrust laws and other regulations in the United States and other foreign jurisdictions in which we do business. To the extent that we are successful in making acquisitions, we may have to expend substantial amounts of cash, incur debt and assume loss-making divisions. We may not be able to complete such transactions, for reasons including, but not limited to, a failure to secure financing. Any transactions that we are able to identify and complete may involve a number of risks, including diversion of management’s attention to integrate the acquired businesses or joint ventures, the possible adverse effects on our operating results during the integration process, the potential loss of customers or employees in connection with the acquisition, and our potential inability to achieve intended objectives of the transaction. In addition, we may be unable to maintain uniform standards, controls, procedures and policies, and this may lead to operational inefficiencies.

To the extent that we are not successful in completing divestitures, we may have to expend substantial amounts of cash, incur debt and continue to absorb loss-making or under-performing divisions. Any divestitures that we are unable to complete may involve a number of risks, including diversion of management’s attention, a negative impact on our customer relationships, costs associated with retaining the targeted divestiture, closing and disposing of the impacted business or transferring business to other facilities.

Our offerings and our customers’ products may infringe on the intellectual property rights of third parties.

From time to time, third parties have asserted intellectual property infringement claims against us and our customers and there can be no assurance that third parties will not assert infringement claims against either of us in the future. While we believe that our offerings do not infringe in any material respect upon proprietary rights of other parties and/or that meritorious defenses would exist with respect to any assertions to the contrary, there can be no assurance that we would not be found to infringe on the proprietary rights of others. Patent applications in the United States and some foreign countries are generally not publicly disclosed until the patent is issued or published, and we may not be aware of currently filed patent applications that relate to our offerings or processes. If patents later issue on these applications, we may be found liable for subsequent infringement. There has been substantial litigation in the pharmaceutical and biotechnology industries with respect to the manufacture, use and sale of products that are the subject of conflicting patent rights.

Any claims that our offerings or processes infringe these rights (including claims arising through our contractual indemnification of our customers), regardless of their merit or resolution, could be costly and may divert the efforts and attention of our management and technical personnel. We may not prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If such proceedings result in an adverse outcome, we could, among other things, be required to:

•	pay substantial damages (potentially treble damages in the United States);

•	cease the manufacture, use or sale of the infringing offerings or processes;

•	discontinue the use of the infringing technology;

•	expend significant resources to develop non-infringing technology;

•	license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or may not be available at all; and

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others.

In addition, our customers’ products may be subject to claims of intellectual property infringement and such claims could materially affect our business if their products cease to be manufactured and they have to discontinue the use of the infringing technology which we may provide.

Any of the foregoing could affect our ability to compete or have a material adverse effect on our business, financial condition and results of operations.

We are subject to environmental, health and safety laws and regulations, which could increase our costs and restrict our operations in the future.

Our operations are subject to a variety of environmental, health and safety laws and regulations, including those of the Federal Environmental Protection Agency (“EPA”) and equivalent local, state, and foreign regulatory agencies in each of the jurisdictions in which we operate. These laws and regulations govern, among other things, air emissions, wastewater discharges, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination and employee health and safety. Any failure by us to comply with environmental, health and safety requirements could result in the limitation or suspension of production or subject us to monetary fines or civil or criminal sanctions, or other future liabilities in excess of our reserves. We are also subject to laws and regulations governing the destruction and disposal of raw materials and non-compliant products, the handling of regulated material that are included in our offerings, and the disposal of our offerings at the end of their useful life. In addition, compliance with environmental, health and safety requirements could restrict our ability to expand our facilities or require us to acquire costly pollution control equipment, incur other significant expenses or modify our manufacturing processes. Our manufacturing facilities use, in varying degrees, hazardous substances in their processes. These substances include, among others, chlorinated solvents, and in the past chlorinated solvents were used at one or more of our facilities, including a number we no longer own or operate. As at our current facilities, contamination at such formerly owned or operated properties can result and has resulted in liability to us. In the event of the discovery of new or previously unknown contamination either at our facilities or at third-party locations, including facilities we formerly owned or operated, the issuance of additional requirements with respect to existing contamination, or the imposition of other cleanup obligations for which we are responsible, we may be required to take additional, unplanned remedial measures for which no reserves have been recorded. We are conducting monitoring and cleanup of contamination at several facilities currently or formerly owned or operated by us. We have established accounting reserves for certain contamination liabilities but cannot assure you that such liabilities will not exceed our reserves.

Certain of our pension plans are underfunded, and additional cash contributions we may be required to make will reduce the cash available for our business, such as the payment of our interest expense.

Certain of our employees in the United States, United Kingdom, Germany, France, Japan and Australia are participants in defined benefit pension plans which we sponsor. As of December 31, 2007, the unfunded amount of our pension plans on a worldwide basis was approximately $80.4 million. We have reached an agreement with the trustees of the United Kingdom pension plan regarding accelerated funding. After making an upfront payment of approximately $27.2 million in September 2007, this plan is underfunded by approximately $28.1 million, and we have agreed to pay this into the plan in monthly installments of approximately $0.5 million over a period of five years, which commenced in September 2007. The amount of future contributions to the United Kingdom plan or to our other underfunded plans will depend upon asset returns and a number of other factors and, as a result, the amount we may be required to contribute to such plan in the future may vary. Such cash contributions to the plans will reduce the cash available for our business such as the payment of interest expense on the notes or our other indebtedness.

Blackstone controls us and our Investors may have conflicts of interest with us or you in the future.

Blackstone controls approximately 87% of BHP PTS Holdings L.L.C., with the other Investors controlling the remainder. By virtue of this controlling interest and BHP PTS Holdings L.L.C.’s ownership of all the outstanding membership interests of our indirect parent company, Phoenix Charter LLC, we are controlled by Blackstone. Blackstone controls us and all of our subsidiaries and is entitled to elect all of our directors, to appoint new management and to approve actions requiring the approval of our stockholder, including approving or rejecting proposed mergers or sales of all or substantially all of our assets, regardless of whether noteholders believe that any such transactions are in their own best interests.

The interests of the Investors may differ from yours in material respects. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of the equity holders might conflict with your interests as a noteholder. The Investors also may have an interest in pursuing acquisitions, divestitures, financings (including financings that are secured and/or senior to the senior subordinated notes) or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a noteholder. Additionally, the indentures governing the notes permit us to pay advisory fees, dividends or make other restricted payments under certain circumstances, and the Investors or their affiliates and/or advisors may have an interest in our doing so. See “Certain Relationships and Related Party Transactions—Transaction and Advisory Fee Agreement” for a discussion of certain payments to be made to affiliates of Blackstone in connection with the Transactions.

Members of the Investors or their affiliates or advisors are in the business of making or advising on investments in companies and may, from time to time in the future, acquire interests in businesses or provide advice that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. They may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. You should consider that the interests of these holders may differ from yours in material respects. See “Security Ownership of Certain Beneficial Owners and Management,” “Certain Relationships and Related Party Transactions,” “Description of Other Indebtedness” and “Description of the Notes.”

We have identified two significant deficiencies in our internal controls over financial reporting.

We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make an assessment of the effectiveness of our internal controls over financial reporting for that purpose. However, in connection with the audit of our consolidated financial statements as of June 30, 2007 and for the period from April 10, 2007 to June 30, 2007 and the combined financial statements of the Predecessor for the period from July 1, 2006 to April 9, 2007, our auditors and we have identified certain matters involving our internal control over financial reporting that constitute significant deficiencies under standards established by the Public Company Accounting Oversight Board (“PCAOB”).

Under the standards established by the PCAOB in Auditing Standard No. 5, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies in internal control over financial reporting, that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

Certain controls over the financial closing and reporting process did not operate as designed during the fiscal year ended June 30, 2007. We and our auditors identified two significant deficiencies: (i) the income tax provision process was not operating effectively to identify errors primarily related to purchase accounting discrete items; and (ii) the financial oversight process was not operating effectively to identify errors related to the completion of routine account balance reconciliations, various accrual accounts, inventory accounts and spare parts reconciliations as well as other judgmental account balances such as inventory and accounts receivable reserves.

We are in the process of implementing changes to strengthen our internal controls. Additional measures may be necessary and the measures we expect to take to improve our internal controls may not be sufficient to address the issues identified, to ensure that our internal controls are effective or to ensure that such significant deficiencies or other significant deficiencies would not result in a material misstatement of our annual or interim financial statements. In addition, material weaknesses or other significant deficiencies may be identified in the future. If we are unable to correct deficiencies in internal controls in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC will be adversely affected. This failure could negatively affect the market price and trading liquidity of the notes, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and generally materially and adversely impact our business and financial condition.

FORWARD-LOOKING STATEMENTS

Certain information included in this prospectus may be deemed to be “forward-looking statements.” All statements, other than statements of historical facts, included in this prospectus, are forward-looking statements. In particular, statements that we make regarding future market trends are forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential” and similar expressions are intended to identify forward-looking statements.

These statements are based on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements are not guarantees of our future performance and are subject to risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements. We disclaim any duty to update any forward-looking statements. Some of the factors that may cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements include the risk factors discussed under the heading “Risk Factors” and the following:

•	our substantial indebtedness following the consummation of the Transactions;

•	our ability to service our outstanding indebtedness and the impact such indebtedness may have on the way we operate our business;

•	competition in the industry;

•	the continued financial viability and success of our suppliers and customers, including the research and development and other scientific endeavors of our customers;

•	product or other liability risks inherent in the design, development, manufacture and marketing of our offerings;

•	changes in government regulations or our failure to comply with those regulations or other applicable laws, including environmental, health and safety laws;

•

difficulties or delays in providing quality offerings, services and support to our customers, including manufacturing problems and difficulties or delays associated with obtaining requisite regulatory consents or approvals associated with those activities;

•	uncertainties relating to general economic, political and regulatory conditions;

•	inability to enhance our existing or introduce new technology or services offerings in a timely manner, and technological developments and products offered by competitors;

•	increased costs associated with our lack of operating history as an independent company;

•	increased costs for the raw materials used by our manufacturing businesses or shortages in these raw material;

•	changes in healthcare reimbursement in the United States or internationally;

•	currency risks and other risks associated with international markets;

•	tax legislation initiatives or challenges to our tax positions;

•	failure to retain or continue to attract senior management or key personnel;

•	disruption or damage to or failure of our information systems;

•	acquisition opportunities and our ability to successfully integrate acquired businesses and realize anticipated benefits of such acquisitions;

•

the inability to protect our trade secrets and enforce our patent, copyright and trademark rights, and successful challenges to the validity of our patents, copyrights or trademarks and the associated costs;

•	certain liabilities in connection with our pension plans;

•	conflicts of interest with our controlling investors;

•	two significant deficiencies in our internal control over financial reporting; and

•	other factors as described in this prospectus, including factors set forth under “Risk Factors.”

We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them does, what impact they will have on our results of operations and financial condition.

THE TRANSACTIONS

On January 25, 2007, Phoenix Charter LLC, a newly formed Delaware limited liability company and an affiliate of Blackstone entered into the Purchase Agreement with Cardinal to acquire (the “Acquisition”) the businesses (collectively, the “Acquired Businesses”), consisting of a portion of the Pharmaceutical Technologies and Services segment of Cardinal (excluding the Martindale generic and specialty manufacturing, Beckloff Associates regulatory consulting and Healthcare Marketing Services businesses and an idle Puerto Rico manufacturing facility, ) for an aggregate purchase price of approximately $3.3 billion, as adjusted pursuant to certain provisions in the Purchase Agreement for working capital, cash, indebtedness and earnings before interest, taxes and depreciation and amortization expense of the Successor and a pension adjustment associated with underfunded pension liability of approximately $70.0 million.

The Acquisition closed on April 10, 2007 (the “Closing Date”). To effect the Acquisition, Phoenix Charter LLC transferred and assigned all of its rights, liabilities and obligations under the Purchase Agreement to PTS Acquisition Corp., a Delaware corporation and indirect wholly owned subsidiary of Phoenix Charter LLC. On the Closing Date, PTS Acquisition Corp. acquired all of the stock of Cardinal Health 409, Inc. (n/k/a Catalent Pharma Solutions, Inc.) and Cardinal Health P.R. 410, Inc. (n/k/a Catalent PR Humacao, Inc.), collectively, the owners of the Acquired Businesses, and specified related receivables from an affiliate of Cardinal. Immediately following the Acquisition and the related financings, PTS Acquisition Corp. merged with and into Catalent Pharma Solutions, Inc., with Catalent Pharma Solutions, Inc. as the surviving corporation.

In connection with the Acquisition, Phoenix Charter LLC and Cardinal entered into a transition services agreement governing certain relationships between and among the parties.

The Investors have invested approximately $1,053.8 million in cash equity in Phoenix Charter LLC, approximately $1,041.1 million of which was used to consummate the Acquisition and the remainder of which was invested following the consummation of the Acquisition. We used the equity contributions, borrowings under the term loan facility and excess cash and the net proceeds from the private offering of the outstanding notes to pay the Acquisition consideration and related fees and expenses.

As a result of the Acquisition, as of December 31, 2007, Blackstone controls approximately 87% of BHP PTS Holdings L.L.C., with the other Investors controlling the remainder. By virtue of this ownership and BHP PTS Holdings L.L.C.’s ownership of all the outstanding membership interests of our indirect parent company, Phoenix Charter LLC, we are controlled by Blackstone.

On May 7, 2007, PTS Holdings Corp., BHP PTS Holdings L.L.C., Blackstone Healthcare Partners LLC and certain officers, directors and key employees (collectively, “Executives”) of the Company, entered into a Securityholders Agreement in connection with the acquisition by Executives of shares of common stock issued by PTS Holdings Corp. In addition, Executives were issued stock options to acquire shares of common stock in PTS Holdings Corp. The stock options were awarded pursuant to the 2007 PTS Holdings Corp. Stock Incentive Plan. As of December 31, 2007, Executives own approximately 7% of the fully diluted outstanding equity of PTS Holdings Corp.

The following chart illustrates our organizational structure immediately after giving effect to the Transactions:

(1)	Upon the closing of the Transactions, we entered into approximately $1,413.7 million (dollar equivalent) aggregate principal amount of senior secured term loan facilities, consisting of a $1,060.0 million U.S. dollar-denominated tranche and a €265.0 million euro-denominated tranche (equal to $353.7 million based on an exchange rate of €1 = $1.3346), each with a seven-year maturity. See “Description of Other Indebtedness.”

(2)	Upon the closing of the Transactions, we entered into a senior secured $350.0 million revolving credit facility, with a six-year maturity.

(3)	Equal to $300.3 million aggregate principal amount based on an exchange rate of €1 = $1.3346.

(4)	Our U.S. subsidiaries (but not our Puerto Rico subsidiaries) guarantee our senior secured credit facilities on a senior secured basis, the senior toggle notes on a senior basis and the senior subordinated notes on a senior subordinated basis.

USE OF PROCEEDS

The exchange offers are intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the outstanding notes. We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offers. As consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. The outstanding notes that are surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any increase or decrease in our capitalization.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2007. You should read the data set forth in the table below in conjunction with our “Selected Historical Financial Information and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes included elsewhere in this prospectus.

As of December 31, 2007
(in millions)
Cash and cash equivalents	$59.5

Debt:
Senior secured credit facilities
Revolving credit facility(1)	$30.0
Term loan facilities(2)	1,439.7
Senior toggle notes	565.0
Senior subordinated notes(3)	328.5
Other obligations	9.6

Total debt	2,372.8
Total shareholders’ equity(4)	1,063.0

Total capitalization	$3,435.8

(1)	We have a senior secured $350.0 million revolving credit facility, with a six-year maturity.

(2)	We have approximately $1,439.7 million (dollar equivalent) aggregate principal amount of senior secured term loan facilities, consisting of a $1,054.7 million U.S. dollar-denominated tranche and a €263.7 million euro-denominated tranche (equal to $385.0 million based on an exchange rate of €1 = $1.4600), each with a seven-year maturity. See “Description of Other Indebtedness.”

(3)	Represents the U.S. dollar-equivalent of the €225.0 million aggregate principal amount of senior subordinated notes based on an exchange rate of €1 = $1.4600.

(4)	Represents $1,053.8 million related to the Investors’ investment and the remaining relates to management’s investment.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma statement of operations for the year ended June 30, 2007 is based on the Predecessor’s audited financial statements for the period from July 1, 2006 to April 9, 2007 and the Successor’s audited financial statements for the period from April 10, 2007 to June 30, 2007, appearing elsewhere in this prospectus, as adjusted to combine these financial statements of the Predecessor and the Successor on a historical basis and to illustrate the estimated pro forma effects of the Transactions. The unaudited pro forma financial information should be read in conjunction with our financial statements and related notes and other financial information appearing elsewhere in this prospectus, including under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma statements of operations data and other financial data for the fiscal year ended June 30, 2007 have been prepared to give effect to the Transactions as if they had occurred on July 1, 2006. The Transactions were accounted for using the purchase method of accounting. The total purchase price was allocated to our net tangible and identifiable intangible assets based on their estimated fair value as of April 10, 2007. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The preliminary allocation of the purchase price was based upon a third party valuation study and other data. The estimates and assumptions are subject to change based upon finalization of our assumptions.

The unaudited pro forma financial information is for illustrative and informational purposes only and does not purport to represent or be indicative of what our financial condition or results of operations would have been had the Transactions occurred on such dates. See “The Transactions.” The unaudited pro forma financial information should not be considered representative of our future financial condition or results of operations.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 2007

	Predecessor For the Period July 1, 2006 to April 9, 2007	Successor For the Period April 10, 2007 to June 30, 2007	Combined Year Ended June 30, 2007	Adjustments for the Transactions		Pro Forma Year Ended June 30, 2007
(in millions)
Net revenue	$1,280.2	$423.5	$1,703.7			$1,703.7
Cost of products sold	975.2	333.0	1,308.2	(29.4	)(a)
				6.1	(b)	1,284.9

Gross margin	305.0	90.5	395.5	23.3		418.8
Selling, general and administrative expenses	235.3	75.5	310.8	0.6	(b)
				29.7	(c)
				(2.5	)(d)
				(1.5	)(e)
				(16.4	)(f)
				7.8	(g)	328.5
Impairment charges and (gain)/loss on sale of asset	(1.3)	(0.2)	(1.5)			(1.5)
In-process research and development (IPR&D)	—	112.4	112.4	(112.4	)(h)	—
Restructuring and other special items	22.0	25.5	47.5	(24.7	)(i)	22.8

Operating (loss)/earnings	49.0	(122.7)	(73.7)	142.7		69.0
Interest expense, net	8.9	44.1	53.0	143.9	(j)	196.9
Other, net	0.8	0.7	1.5			1.5

Earnings/(loss) from continuing operations before income taxes and minority interest	39.3	(167.5)	(128.2)	(1.2)		(129.4)
Income tax (benefit)/expense	(2.0)	(21.2)	(23.2)	(29.3	)(k)	(52.5)
Minority interest, net of tax expense/(benefit)	3.9	0.7	4.6			4.6

Earnings/(loss) from continuing operations, net of tax	$37.4	$(147.0)	$(109.6)	28.1		$(81.5)

Other Financial Data:
Ratio of earnings to fixed charges						— (1)

Notes to Unaudited Pro Forma Statement of Operations

The pro forma adjustments included in the unaudited pro forma statement of operations are as follows:

(a)	Reflects the elimination of cost of products sold recognized in the Successor’s statement of operations related to the inventory step-up to fair value resulting from the purchase allocation to record the Transactions.

(b)	Reflects the annualized impact of increased depreciation expense related to property and equipment which were written up to fair value as part of the Transactions:

	For the Year Ended June 30, 2007
	Cost of Products Sold	Selling, General and Administrative Expense	Total
Estimated annual depreciation expense	$97.9	$12.1	$110.0
Less: historical depreciation expense of Predecessor	(68.7)	(7.7)	(76.4)
Less: historical depreciation expense of Successor	(23.1)	(3.8)	(26.9)

Pro forma adjustment	$6.1	$0.6	$6.7

(c)	Reflects the annualized impact of increased amortization expense of intangible assets which were written up to fair value during the purchase price allocation to record the Transactions:

For the Year Ended June 30, 2007
Estimated annual amortization expense	$41.2
Less: historical depreciation expense of Predecessor	(1.2)
Less: historical depreciation expense of Successor	(10.3)

Pro forma adjustment	$29.7

(d)	Reflects the decrease to pension and post-retirement benefits expense recognized by the Predecessor resulting from the elimination of amortization and deferral of unrecognized actuarial losses and prior service costs resulting from the purchase allocation to record the Transactions.

(e)	In connection with the Transactions, Cardinal purchased the remaining buildings and equipment that were previously under an operating lease, and transferred these assets to us. This amount represents rent expense that has been eliminated and replaced by comparable amounts of depreciation expense.

(f)	Reflects the elimination of $16.4 million of stock based employee compensation expense of the Predecessor associated with the accelerated vesting of stock options which occurred as a result of the change in control in connection with the completion of the Transactions.

(g)	Reflects the adjustment for the annual monitoring fee that the Successor is required to pay to the Sponsors.

(h)	Reflects the elimination of expense related to acquired in-process research and development (IPR&D) in connection with the Transactions which has been recorded in the Successor’s financial statements.

(i)	Reflects the elimination of retention bonus expenses incurred in connection with the Transactions that will not have a continuing impact. The Predecessor recognized $9.4 million and the Successor recognized $15.3 million of retention bonus expenses.

(j)	Reflects pro forma interest expense from our new capital structure as follows:

Notes to Unaudited Pro Forma Condensed Statement of Operation

For the Year Ended June 30, 2007
Senior secured term loan facilities	$102.6
Senior toggle notes	53.7
Senior subordinated notes	29.5
Revolving credit facility	1.1
Commitment fees—revolving credit facility	1.7
Interest on existing debt remaining outstanding	1.0

Pro Forma cash interest expense(1)	189.6
Amortization of debt issuance costs(2)	7.3

Total pro forma interest expense, net	196.9
Less: historical interest expense of Predecessor	(8.9)
Less: historical interest expense of Successor	(44.1)

Pro Forma adjustment	$143.9

(1)	Reflects pro forma cash interest expense based on an interest rate of LIBOR plus 2.25% for our U.S. dollar denominated and Euribor plus 2.25% for euro denominated senior secured term loan facilities, 9.50% for the senior toggle notes (assuming a cash-pay election on the senior toggle notes) and 9.75% for the senior subordinated notes, $13.9 million drawn on our $350.0 million revolving credit facility at an interest rate of LIBOR plus 2.25%.

(2)	Reflects non-cash interest expense related to estimated capitalized debt issuance costs that are being amortized over the term of the related facility.

Interest rate sensitivity:

A  1/8 % change in interest rates would impact pro forma interest expense by approximately $1.8 million.

(k)	Reflects the pro forma tax effect on the pro forma earnings from continuing operations before income taxes and minority interest at an estimated effective tax rate of 41%. The actual tax effect depends, among other factors, on the statutory tax rates of the jurisdictions in which our earnings are subject to tax.

(l)	The ratio of earnings to fixed charges is calculated by dividing the sum of earnings (loss) before income taxes, equity in earnings (loss) from non consolidated investments and fixed charges, by fixed charges. Fixed charges consist of interest expense, capitalized interest and imputed interest on our lease obligations. Earnings were insufficient to cover fixed charges for the pro forma fiscal year ended June 30, 2007 by $128.6 million.

SELECTED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

The following table presents our selected historical financial information as of the dates and for the periods presented. The selected historical financial information as of June 30, 2006 and for the years ended June 30, 2005 and 2006 and for the period July 1, 2006 to April 9, 2007 have been derived from the Predecessor’s historical audited financial statements included elsewhere in this prospectus and the selected historical financial information as of June 30, 2007 and for the period April 10, 2007 to June 30, 2007 have been derived from the Successor’s historical audited financial statements included elsewhere in this prospectus. The Predecessor’s selected historical financial information as of June 30, 2005 and for the year ended June 30, 2004 presented in the table below have been derived from the Predecessor’s audited financial statements that are not included in this prospectus. The Predecessor’s historical financial information for the year ended June 30, 2003 and as of June 30, 2003 and 2004 presented below is unaudited. The summary historical financial information for the six months ended December 31, 2006 has been derived from the Predecessor’s unaudited financial statements and the summary historical financial information as of and for the six months ended December 31, 2007 has been derived from the Successor’s unaudited financial statements included elsewhere in this prospectus, which have been prepared on a basis consistent with our annual audited financial statements.

Our unaudited financial statements have been prepared on a basis consistent with our audited annual financial statements. In the opinion of management, such unaudited financial information reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

You should read this information together with the information included under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes included elsewhere in this prospectus.

	Predecessor				Predecessor	Successor	Combined(1)	Predecessor	Successor
	Year Ended June 30,				For the Period July 1, 2006 to April 9, 2007	For the Period April 10, 2007 to June 30, 2007	Year Ended June 30, 2007	For the Six Months Ended December 31, 2006	For the Six Months Ended December 31, 2007
	2003	2004	2005	2006
(in millions, except as noted)	(unaudited)						(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:
Net revenue	$1,266.7	$1,424.8	$1,517.3	$1,612.2	$1,280.2	$423.5	$1,703.7	$815.0	$902.0
Cost of products sold	881.2	1,001.2	1,108.2	1,192.0	975.2	333.0	1,308.2	621.4	689.4

Gross margin	385.5	423.6	409.1	420.2	305.0	90.5	395.5	193.6	212.6
Selling, general and administrative expenses	198.8	211.6	245.3	282.7	235.3	75.5	310.8	148.1	158.5
Impairment charges and (gain)/loss on sale of asset	12.7	(6.6)	74.3	8.8	(1.3)	(0.2)	(1.5)	3.1	0.4
In-process research and development (IPR&D)	—	—	—	—	—	112.4	112.4	—	—
Restructuring and other special items	(53.8)	15.3	74.7	11.8	22.0	25.5	47.5	8.0	13.3

Operating (loss)/earnings	227.8	203.3	14.8	116.9	49.0	(122.7)	(73.7)	34.4	40.4
Interest expense, net	14.7	4.3	17.1	6.8	8.9	44.1	53.0	2.6	101.3
Other, net	1.4	3.3	0.9	1.7	0.8	0.7	1.5	—	19.8

Earnings/(loss) from continuing operations before income taxes and minority interest	211.7	195.7	(3.2)	108.4	39.3	(167.5)	(128.2)	31.8	(80.7)
Income tax (benefit)/expense	62.3	48.0	(10.8)	35.3	(2.0)	(21.2)	(23.2)	(3.8)	(44.0)
Minority interest, net of tax expense/(benefit)(2)	11.0	2.4	(13.0)	2.0	3.9	0.7	4.6	2.2	0.3

(Loss)/earnings from continuing operations	138.4	145.3	20.6	71.1	37.4	(147.0)	(109.6)	33.4	(37.0)
Loss from discontinued operations, net of tax benefit(3)	7.3	4.6	(6.7)	(20.1)	(12.5)	(3.3)	(15.8)	(13.8)	(4.5)

Net (loss)/earnings	$145.7	$149.9	$13.9	$51.0	$24.9	$(150.3)	$(125.4)	$19.6	$(41.5)

	Predecessor					Successor			Successor
	As of June 30,					As of June 30, 2007			As of December 31, 2007

	2003	2004	2005	2006					(unaudited)
	(unaudited)	(unaudited)
Balance Sheet Data (at period end):
Cash and cash equivalents	$163.3	$126.8	$114.1	$133.6		$82.7			$59.4
Goodwill	494.7	741.9	714.3	704.2		1,421.7			1,467.7
Total assets	2,074.8	2,557.5	2,534.8	2,566.1		3,862.3			3,832.2
Long term debt, including current portion	52.9	80.4	80.5	41.6		2,312.0			2,372.8
Total liabilities	529.3	594.8	576.9	505.6		2,945.1			2,928.6
Total parent company/shareholder’s equity	1,520.8	1,937.4	1,952.3	2,056.2		910.6			903.6

	Predecessor					Successor	Combined(1)	Predecessor	Successor
	Year Ended June 30,				For the Period July 1, 2006 to April 9, 2007	For the Period April 10, 2007 to June 30, 2007		For the Six Months Ended December 31, 2006	For the Six Months Ended December 31, 2007

							Year Ended June 30, 2007
	2003	2004	2005	2006
	(Unaudited)						(unaudited)	(unaudited)	(unaudited)
Other Financial Data:
Capital Expenditures		$148.6	$222.1	$102.0	$104.6	$18.8	$123.4	$33.5	$37.5
Ratio of earnings to fixed charges(4)	11.6x	14.9x	—	7.2x	4.2x	—	—	6.3x	—
Net cash provided by/(used in) continuing operations:
Operating activities		165.2	203.0	130.8	191.4	69.0	260.4	82.5	(35.1)
Investing activities		(155.3)	(222.2)	(99.2)	(85.8)	(3,304.3)	(3,390.1)	(21.8)	(37.2)
Financing activities		(32.1)	16.9	(24.9)	(208.3)	3,289.9	3,081.6	(30.3)	17.5
Net cash provided by/(used) in discontinued operations		(26.9)	(5.1)	—	(22.3)	1.6	(20.7)	(2.3)	(1.9)
Effect of foreign currency		12.6	(5.3)	12.8	13.9	4.1	18.0	4.7	33.5

(1)	The combined results of the Successor and the Predecessor are not necessarily comparable due to the change in the basis of accounting resulting from the Acquisition and the change in the capital structure, which primarily impact depreciation and amortization expense, in-process research and development, gross margin, selling, general and administrative expenses and interest expense. We have disclosed the impact of the change in basis of accounting for each of these captions in Management’s Discussion and Analysis of Financial Condition and Results of Operations. While the presentation of the fiscal 2007 results on this combined basis does not comply with U.S. GAAP, management believes that this provides useful information to assess the relative performance of the businesses in all periods presented in the financial statements.

(2)	Minority interest, net of tax expense/(benefit) includes tax expense/(benefit) of $(2.0) million in fiscal 2003, $(1.9) million in fiscal 2004, $6.7 million in fiscal 2005, $(2.2) million in fiscal 2006, $(3.2) million for the period July 1, 2006 to April 9, 2007, $(0.5) million for the period April 10, 2007 to June 30, 2007, $(3.7) million in fiscal 2007 on a combined basis, $(1.8) million for the six months ended December 31, 2006 and $(0.1) million for the six months ended December 31, 2007.

(3)	Loss from discontinued operations, net of tax provision/(benefit) includes tax provision/(benefit) of $4.7 million in fiscal 2003, $2.8 million in fiscal 2004, $(2.7) million in fiscal 2005, $(10.7) million in fiscal 2006, $(6.6) million for the period July 1, 2006 to April 9, 2007, $(1.8) million for the period April 10, 2007 to June 30, 2007, $(8.4) million in fiscal 2007 on a combined basis and pro forma basis, $1.1 million for the six months ended December 31, 2006 and $0.5 million for the six months ended December 31, 2007.

(4)	The ratio of earnings to fixed charges is calculated by dividing the sum of earnings (loss) from continuing operations before income taxes, equity in earnings (loss) from non consolidated investments and fixed charges, by fixed charges. Fixed charges consist of interest expense, capitalized interest and imputed interest on our lease obligations. For Predecessor’s fiscal year 2005, for the Successor’s period April 10, 2007 to June 30, 2007 and year ended June 30, 2007 on a combined basis and for the Successor’s six months ended December 31, 2007, earnings were insufficient to cover fixed charges by $3.0 million, $167.2 million, $127.4 million and $80.3 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following covers periods prior to the completion of the consummation of the Acquisition. Accordingly, the discussion and analysis of historical periods does not reflect the significant impact that the Acquisition has on us, including significantly increased leverage and liquidity requirements, new stand-alone costs, as well as cost savings initiatives (and related costs) to be implemented. In addition, the statements in the discussion and analysis with respect to our expectations regarding the performance of our business and other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

The Acquisition

On April 10, 2007, an entity controlled by affiliates of Blackstone acquired from Cardinal certain assets and liabilities of the Pharmaceutical Technologies and Services (“PTS”) business segment of Cardinal (excluding the Martindale generic and specialty manufacturing, Beckloff Associates regulatory consulting and Healthcare Marketing Services businesses and an idle Puerto Rico manufacturing facility), pursuant to the Purchase Agreement. The Acquisition aggregate purchase price of approximately $3.3 billion was funded with approximately $1.0 billion in cash equity contributions from a Blackstone affiliate, $1.4 billion in proceeds from the issuance of term loans under a new senior credit facility, $565.0 million in proceeds from the issuance of senior toggle notes, and $300.3 million in proceeds from the issuance of senior subordinated notes. In addition, costs associated with issuing these long-term debt obligations approximated $56.3 million and are capitalized on the Company’s balance sheet and are being amortized to interest expense over the respective terms of the debt instruments.

Historical Ownership by Cardinal

We historically operated as a portion of the PTS business segment of Cardinal and not as a stand-alone company. The combined financial statements for all periods prior to April 10, 2007 included herein reflect the operations that were acquired as part of the Acquisition and have been derived from the historical consolidated financial statements of Cardinal using the historical results of our operations and the historical basis of our assets and liabilities.

As the Predecessor, we were allocated general corporate overhead expenses from Cardinal for corporate-related functions and corporate overhead expense. We believe the assumptions and methodologies underlying the allocations from Cardinal are reasonable. However, such expenses are not indicative of, nor is it practical or meaningful for us to estimate for all historical periods presented, the actual level of expenses that would have been incurred had we been operating as a separate, stand-alone public or private company during such periods. See Note 11 of the notes to the audited financial statements for further discussion of amounts charged by Cardinal.

Overview

We are one of the leading providers of advanced dose form and packaging technologies, and development, manufacturing and packaging services for pharmaceutical, biotechnology and consumer healthcare companies. Our proprietary drug delivery and packaging technologies help our customers achieve their desired clinical and market outcomes and are used in many well-known products. As part of a strategy to streamline and focus operations, the business was reorganized at the end of June 2007 into three operating segments: Oral Technologies, Sterile Technologies and Packaging Services. This reorganization better aligns the Company with its customers and markets and provides for improved management accountability and strategic decision making within each segment. Previously, we operated our business in six segments: Softgel, Modified Release, Sterile Injectables, Sterile Blow-Fill-Seal, Packaging Services and Analytical and Other. As part of the reorganization, the Oral Technologies segment includes the Softgel and Modified Release groups, and the Sterile Technologies segment includes the Sterile Injectables and Sterile Blow-Fill-Seal businesses as well as portions of the Other segment (but excludes the hormone business which has since been classified as discontinued operations). The Packaging Services segment remains the same as previously reported.

•

Oral Technologies. We provide formulation, development and manufacturing services for most of the major oral dose forms on the market today. Our advanced oral drug delivery technologies are used in many well-known customer products and include proprietary delivery technologies for drugs, selected biologics and consumer health products. We also provide formulation, development and manufacturing for conventional oral dose forms, including controlled release formulations, as well as tablets and capsules. There are twelve Oral Technologies facilities in nine countries, including three in North America, five in Europe, two in South America and two in the Asia-Pacific region. Our Oral Technologies segment represented approximately 54% of total net revenue for fiscal 2007 on a combined basis before inter-segment eliminations.

•

Sterile Technologies. We produce nearly every type of major sterile dose form used in the prescription drug and biologic market today. In addition, this segment provides biologic cell line development and analytical and scientific consulting services. Sterile drugs may be injected, inhaled, or applied to the eye, ear, or other areas, and we offer both proprietary and traditional dose forms necessary for these separate routes of administration. For injectable drugs, we provide formulation and development for injectables as well as lyophilization (freeze drying) for otherwise unstable drugs and biologics. We also fill drugs or biologics into vials, pre-filled syringes, bags and other sterile delivery formats. For respiratory, ophthalmic and other routes of administration, our blow-fill-seal technology provides integrated dose form creation and filling of sterile liquids in a single process, which offers cost and quality benefits for our customers. The complexity of aseptic manufacturing, high start-up capital requirements, long lead time and stringent regulatory requirements serve as significant barriers to market entry. We have five Sterile Technologies manufacturing facilities, including three in North America and two in Europe, plus two analytical and scientific laboratory facilities in North America. Our Sterile Technologies segment represented approximately 14% of total net revenue for fiscal 2007 on a combined basis before inter-segment eliminations.

•

Packaging Services. We provide extensive packaging services for thousands of pharmaceuticals, biologics, consumer health and veterinary products, both on a standalone basis and as part of integrated supply-chain solutions that span both manufacturing and packaging. Our Packaging Services segment offers contract packaging services (packaging drugs in blisters, bottles, pouches and unit-doses), printed components (creating package inserts or folding cartons) and clinical trial supply services (providing packaging, inventory and logistics management for clinical trials). We operate through a network of thirteen Packaging Services facilities including eight in North America and five facilities in Europe. Our Packaging Services segment represented approximately 32% of total net revenue for fiscal 2007 on a combined basis before inter-segment eliminations.

Revenues and Expenses

Net Revenue

We sell products and services directly to our pharmaceutical, biotechnology and consumer health customers; the majority of our business is conducted through supply or development agreements. Revenue is recognized net of sales returns and allowances.

The majority of our manufacturing and packaging revenue is charged on a price-per-unit basis and is recognized either upon shipment or delivery of the product.

Our overall net revenue is generally impacted by the following factors:

•	Fluctuations in overall economic activity within the geographic markets in which we operate;

•

Sales trends for our customers’ products, the level of competition they experience, the levels of their outsourcing, and the impact of regulation and healthcare reimbursement upon their products and the timing of their product launches;

•	Change in the level of competition we face from our competitors;

•	Mix of different products or services that we sell and our ability to provide offerings that meet our customers’ requirements;

•	New intellectual property we develop and expiration of our patents;

•	Changes in prices of our products and services, which are generally relatively stable due to our long-term contracts; and

•	Fluctuations in exchange rates between foreign currencies, in which a substantial portion of our revenues and expenses are denominated, and the U.S. dollar.

Operational Expenses

Cost of products sold consists of direct costs incurred to manufacture and package products and costs associated with supplying other revenue-generating services. Cost of products sold includes labor costs for employees involved in the production process and the cost of raw materials and components used in the process or product. Cost of products sold also includes labor costs of employees supporting the production process, such as production management, quality, engineering, and other support services. Other costs in this category include the depreciation of fixed assets, utility costs, freight, operating lease expenses and other general manufacturing expenses.

Selling, general and administration expenses consist of all expenditures incurred in connection with the sales and marketing of our products, as well as administrative expenses to support our businesses. The category includes salaries and related benefit costs of employees supporting sales and marketing, finance, human resources, information technology and costs related to executive management. Other costs in this category include depreciation of fixed assets, amortization of our intangible assets, professional fees, marketing and other expenses to support selling and administrative areas, as well as amounts allocated to us from Cardinal for historic periods.

Direct expenses incurred by a segment are included in that segment’s results. Shared sales and marketing, information technology services and general administrative costs are allocated to each segment based upon the specific activity being performed for each segment or are charged on the basis of the segment’s respective revenues or other applicable measurement. Certain corporate expenses are not allocated to the segments. In addition, we do not allocate the following costs to the segments:

•	Impairment charges;

•	Equity compensation expenses;

•	Restructuring expenses and other special items;

•	Costs to separate from Cardinal; and

•	Historical Cardinal allocated expenses.

Our operating expenses are generally impacted by the following factors:

•	The utilization rate of our facilities: as our utilization rate increases, we achieve greater economies of scale as fixed manufacturing costs are spread over a larger number of units produced;

•

Production volumes: as volumes change, the level of resources employed also fluctuate, including raw materials, component costs, employment costs and other related expenses, and our utilization rate may also be affected;

•	The mix of different products or services that we sell;

•	The cost of raw materials, components and general expense;

•	Implementation of cost control measures and our ability to effect cost savings through our Operational Excellence, Lean Manufacturing and Six Sigma program;

•	The timing of bringing new facilities under construction through their start-up phase and into commercial production; and

•	Fluctuations in currency exchange rates between foreign currencies and the U.S. dollar.

Impairment, Restructuring and Minority Interest

Impairment charges and (gain)/loss on sale of assets have historically consisted primarily of non-cash impairment charges and the (gain) or loss realized on the sale or disposal of our property and equipment. We review our long-lived assets (property and equipment as well as amortizable intangibles) used in operations for impairment as required by accounting standards. If the fair value of the long-lived asset is less than our recorded net book value, we record an impairment charge to reduce the value of the assets to the fair value. If the long-lived asset is impaired as a result of the restructuring plan, we record the impairment charge in the restructuring and other special items line in the statements of operations.

Restructuring and other special items consist of costs associated with our restructuring plans as well as other infrequent, non-recurring or unusual in nature charges or credits, such as settlements of significant lawsuits and retention bonuses to certain of our employees associated with the Acquisition plus the costs to separate from Cardinal. The majority of our restructuring costs consist primarily of employee-related costs (including severance payments), exit costs (including lease termination costs) and asset impairments.

Minority interest, net of tax expense/(benefit) represents the removal of the minority interest partner’s share of the earnings of our joint venture in one of our Oral Technologies manufacturing facilities in Europe.

Trends Affecting our Business

We estimate that pharmaceutical and biotechnology companies spent approximately $120 billion worldwide on outsourcing in 2006, of which we estimate approximately $10 billion was spent on Oral Technologies, Sterile Technologies, and Packaging Services. We expect several key trends to continue to provide robust growth for the outsourcing market, and we expect to further extend our market position in the categories in which we compete.

We believe that aging populations in North America, Europe and Japan will increase the demand for prescription drugs and increase the demand for our services. As large pharmaceutical companies become more focused the efficiency of their production, we believe the recent trend of large pharmaceutical company facility consolidation will continue and will provide us with an opportunity to work as a strategic partner with these entities.

We expect the growth in sterile injectable drugs to continue to outpace the growth in the remainder of the global prescription drug market, as many newer classes of drugs can only be delivered by injection due to their molecular structure. Market requirements relating to anti-counterfeiting, improved patient compliance and ease of administration are expected to drive demand for innovative dosage forms and package design. Finally, we believe reimbursement shift towards patient self-administered drugs may favor dose forms and packaging innovation that can help improve outcomes by enabling better patient compliance with drug regimens.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these estimated amounts. Some of the more significant estimates used include those used in accounting for the Acquisition under the purchase method of accounting, and prior to the Acquisition, in allocating certain costs to the Predecessor in order to present the Predecessor’s operating results on a stand alone basis. The Company believes that the understanding of certain key accounting policies and estimates are essential in achieving more insight into the Company’s operating results and financial condition. These key accounting policies include, but are not limited to allowance for doubtful accounts, the valuation of long-lived and intangible assets, equity-based compensation, income taxes, and currency risk management.

Allowance of doubtful accounts

Trade receivables are comprised of amounts owed to us through our operating activities and are presented net of an allowance for doubtful accounts. In determining the appropriate allowance for doubtful accounts, which includes general and specific reserves, we review accounts receivable aging, industry trends, customer financing strength, credit standing, historical write-off trends and payment history to assess the probability of collection. We monitor the collectability of our receivable portfolio by analyzing the aging of our accounts receivable accounts, assessing credit worthiness of our customers and evaluating the impact of changes in economic conditions that may impact credit risks. If the frequency or severity of customer defaults changes due to changes in customers’ financial condition or general economic conditions, our allowance for uncollectible accounts may require adjustment.

Long-lived and intangible assets valuation

In connection with the Acquisition, the purchase price was allocated to the fair value of the assets acquired, including identifiable intangible assets and liabilities assumed. Purchase price in excess of net assets acquired was recorded as goodwill. The Company assesses changes in economic conditions and makes assumptions regarding estimated future cash flows in evaluating the value of the Company’s property and equipment, goodwill and intangible assets. As these assumptions and estimates may change over time, it may or may not be necessary for the Company to record impairment charges.

The Company evaluates the recoverability of its other long-lived assets, including amortizing intangible assets, if circumstances indicate impairment may have occurred pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This analysis is performed by comparing the respective carrying values of the assets to the current and expected future cash flows, on an undiscounted basis, to be generated from such assets. If such analysis indicates that the carrying value of these assets is not recoverable, the carrying value of such assets is reduced to fair value through a charge to the statements of operations.

In connection with SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS No. 142”) the Company is required to assess goodwill and other indefinite-lived intangible assets for impairment annually or more frequently if circumstances indicate impairment may have occurred. The Company assesses goodwill for possible impairment by comparing the carrying value of its reporting units to their fair values. The Company determines the fair value of its reporting units utilizing estimated future discounted cash flows and incorporates assumptions that it believes marketplace participants would utilize. The Company uses comparative market multiples and other factors to corroborate the discounted cash flow results, if available. Other indefinite-lived intangible assets are tested for impairment and written down to fair value, in accordance with SFAS No. 142. Following the Acquisition, the Company has elected to perform its annual impairment during its fourth fiscal quarter, commencing in fiscal 2008.

Equity-Based Compensation

The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards (SFAS) No. 123 Revised (FAS 123R), Share-Based Payment. FAS 123R requires companies to recognize compensation expense using a fair-value based method for costs related to share-based payments including stock options and employee stock purchase plans. The expense is measured base on the fair value of the award at its grant date based on the estimated number of awards that are expected to vest, and recorded over the applicable requisite service period. In the absence of an observable market price for a share-based award, the fair value is based upon a valuation methodology that takes into consideration various factors, including the exercise price of the award, the expected term of the award, the current price of the underlying shares, the expected volatility of the underlying share price based on peer companies, the expected dividends on the underlying shares and the risk-free interest rate. The Company introduced a stock option plan after the Acquisition, for the purposes of retaining certain key employees and directors. See Note 13 to our annual audited financial statements for additional information.

Income Taxes

In accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes,” the Company accounts for income taxes using the asset and liability method. The asset and liability method requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between tax bases and financial reporting bases of the Company’s assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which the Company operates. In assessing the ability to realize deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred taxes are not provided on the unremitted earnings of subsidiaries outside of the U.S. when it is expected that these earnings are permanently reinvested. The Company has made no provision for U.S. income taxes on undistributed earnings of foreign subsidiaries as those earnings are considered permanently reinvested in the operations of those foreign subsidiaries.

Under the Predecessor, the operations of the Company were included in the consolidated U.S. and certain foreign and state tax returns of Cardinal. In other foreign and state jurisdictions, the Company filed its tax returns as a separate taxpayer or as part of a consolidated or unitary group. The income tax provisions and related deferred tax assets and liabilities have been determined as if the Company were a separate taxpayer. Cardinal managed its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed or will follow as a stand-alone company.

Risk management

The Company uses derivative instruments as part of its overall strategy to manage its exposure to market risks primarily associated with fluctuations in foreign currency and interest rates. As a matter of policy, the Company does not use derivatives for trading or speculative purposes.

All derivatives are recorded at fair value either as assets or liabilities. Changes in fair value of the hedged item in a fair value hedge are recorded as an adjustment to the carrying amount of the hedged item and recognized currently in earnings as a component of net revenues, cost of revenue or selling, general and administrative expenses, based upon the nature of the hedged item, in the statements of operations. Changes in fair value of derivatives not designated as hedging instruments are recognized currently in earnings in the statements of operations. The effective portion of changes in fair value of derivatives designated as cash flow hedging instruments is recorded as a component of other comprehensive income. The ineffective portion is reported in the statements of operations. Amounts included in other comprehensive income are reclassified into earnings in the same period during which the hedged cash flows affect earnings.

Recent Financial Accounting Standards

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.” This Interpretation clarifies the term of conditional asset retirement obligations as used in SFAS No. 143, “Accounting for Asset Retirement Obligations.” This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this Interpretation did not have a material impact on the Company’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 is a replacement of APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” This Statement requires voluntary changes in accounting to be accounted for retrospectively and all prior periods to be restated as if the newly adopted policy had always been used, unless it is impracticable. APB Opinion No. 20 previously required most voluntary changes in accounting to be recognized by including the cumulative effect of the change in accounting in net income in the period of change. This Statement also requires that a change in method of depreciation, amortization or depletion for a long-lived asset be accounted for as a change in estimate that is affected by a change in accounting principle. This Statement is effective for fiscal years beginning after December 15, 2005. The Company adopted this statement in fiscal 2007 and it did not have an impact on the Company’s financial position or results of operations.

In November 2005, the FASB issued FASB Staff Position (“FSP”) No. SFAS 115-1 and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP amends SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” This FSP provides guidance on the determination of when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of an impairment loss. This FSP also requires disclosure about unrealized losses that have not been recognized as other-than-temporary impairments. This FSP is effective for reporting periods beginning after December 15, 2005. The adoption of this FSP did not have a material impact on the Company’s financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that would otherwise be required to be bifurcated from its host contract. The election to measure a hybrid financial instrument at fair value, in its entirety, is irrevocable and all changes in fair value are to be recognized in earnings. This Statement also clarifies and amends certain provisions of SFAS No. 133 and SFAS No. 140. This Statement is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Early adoption is permitted, provided the Company has not yet issued financial statements, including financial statements for any interim period, for that fiscal year. The adoption of this Statement did not have a material impact on the Company’s financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.” This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. While this Interpretation is generally effective for fiscal years beginning after December 15, 2006, the FASB has deferred this effective date for nonpublic enterprises to fiscal years beginning after December 15, 2007. However, the Company has adopted the provisions of FIN 48 effective July 1, 2007. The cumulative effects, if any, of applying this Interpretation will be recorded as an adjustment to accumulated deficit as of the beginning of the period of adoption. The adoption of this Interpretation did not have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. Subject to the FASB’s partial deferral, this Statement is effective for fiscal years beginning after

November 15, 2007, and interim periods within those fiscal years. The Company is in the process of determining the impact of adopting this Statement.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This Statement requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status, measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. This Statement requires balance sheet recognition of the funded status for all pension and postretirement benefit plans effective for fiscal years ending after December 15, 2006. This Statement also requires plan assets and benefit obligations to be measured as of a company’s balance sheet date effective for fiscal years ending after December 15, 2008. The Company adopted this statement and it did not have a material impact on its financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective for the Company in the first quarter of fiscal 2009. The Company is currently assessing the impact that SFAS No. 159 will have on the results of its operations, financial position or cash flows.

In June 2007, the Emerging Issues Task Force reached a consensus on Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities. Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the services are performed, or when the goods or services are no longer expected to be provided. This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2007, and earlier application is not permitted. This consensus is to be applied prospectively for new contracts entered into on or after the effective date. The Company is evaluating the potential impact of this consensus and does not expect it to have a material effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations.” SFAS No. 141R establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date fair value. SFAS No. 141R determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted. The Company is in the process of determining the impact of adopting this Statement.

In December 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 amends and replaces Question 6 of Section D.2 of Topic 14, Share-Based Payment. SAB 110 expresses the views of the staff regarding the use of the “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share Based Payment. The use of the “simplified” method was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The Company currently uses the “simplified” method to estimate the expected term for share option grants as it does not have enough historical experience to provide a reasonable estimate due to the limited period the Company’s equity shares have been available. The Company will continue to use the “simplified” method until it has enough historical experience to provide a reasonable estimate of expected term in accordance with SAB 110. SAB 110 is effective for options granted after December 31, 2007.

On December 4, 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160). SFAS 160 is an amendment of Accounting Research Bulletin (ARB) No. 51 and was issued to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. This Statement applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and that a parent company must recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The Company is currently evaluating the potential impact on its statement of financial position and results of operations.

Results of Operations

Management changed how it measures operating performance from operating earnings to net earnings before interest expense, provision (benefit) for income taxes and depreciation and amortization (“EBITDA”). The term EBITDA is not defined under generally accepted accounting principles in the United States (“U.S. GAAP”). EDITDA is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP and is subject to important limitations.

We believe that the presentation of EBITDA enhances an investor’s understanding of our financial performance. We believe that EBITDA is a useful financial metric to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We also believe EBITDA is useful to assess our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. We use EBITDA for business planning purposes. In addition, given the significant investments that we have made in the past in property, plant and equipment, depreciation and amortization expenses represent a meaningful portion of our cost structure. We believe that EBITDA will provide investors with a useful tool for assessing the comparability between periods of our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures because it eliminates depreciation and amortization expense.

SEC rules regulate the use in filings with the SEC of “non-GAAP financial measures,” such as EBITDA and segment EBITDA that are derived on the basis of methodologies other than in accordance U.S. GAAP. We present certain non-GAAP measures in order to provide supplemental information that we consider relevant for the readers of the financial statements, and such information is not meant to replace or supersede U.S. GAAP measures. The non-U.S. GAAP measures may not be the same as similarly titled measures used by other companies.

For purpose of Management’s Discussion and Analysis of the Results of Operations, we have compared the results of the Successor for the three and six month period in fiscal 2008 with those of the Predecessor in the three and six month period in fiscal 2007 and we compared the combined results of the Successor and the Predecessor for the periods in fiscal 2007 with those of the Predecessor in fiscal 2006. The results of the Successor and Predecessor periods are not necessarily comparable due to the change in basis of accounting resulting from the Acquisition and the change in the capital structure, which primarily impact depreciation, amortization, in process research and development and interest expense. The captions included within our statements of operations that are materially impacted by the change in basis of accounting include depreciation and amortization expense, gross margin, selling, general and administrative expenses and interest expense. We have disclosed the impact of the change in basis of accounting for each of these captions in the following discussion of our results of operations.

In accordance with SFAS No. 141 at the date of the Acquisition, the acquired assets and liabilities were recorded at their estimated fair values. The following table summarizes the preliminary allocation of fair values of the Company’s assets acquired and liabilities assumed at the date of the Acquisition.

(in millions)	April 10, 2007
Current assets	$707.0
Property and equipment	1,055.2
Intangible assets	556.3
In-process research and development	112.4
Other assets	64.4

Total assets	2,495.3

Current liabilities	(266.2)
Long term debt	(2,271.4)
Non current liabilities	(135.9)
Deferred taxes	(193.3)

Total liabilities	(2,866.8)

Equity contributions	(1,048.9)

Excess purchase price attributable to goodwill	$1,420.4

The following table summarizes the preliminary allocation of the Acquisition purchase price:

(in millions)
Purchase price allocation:
Purchase price	$3,216.5
Transaction fees and expenses	69.1

Total purchase price	3,285.6
Less:
Net tangible assets acquired	1,292.7
Fair value adjustment to inventory(a)	29.4
Fair value adjustment to property and equipment(b)	16.8
Other intangible assets acquired	556.3
In-process research and development(c)	112.4
Net assets held for sale	50.9
Deferred income tax liabilities	(193.3)

Excess purchase price attributable to goodwill	$1,420.4

(a)	Resulted in an increase in value of inventory and a corresponding charge to cost of products sold related to higher costs of inventory sold during the period April 10, 2007 to June 30, 2007;

(b)	Resulted in an increase in value of property, plant and equipment as well as intangible assets and a corresponding increase in depreciation and amortization expense; and

(c)	Recording and subsequent write-off of acquired in-process research and development.

Three Months Ended December 31, 2007 compared to the Three Months Ended December 31, 2006

The financial statements present our results for the three month period ended December 31, 2007 and on a “predecessor basis” for the three month period ended December 31, 2006, (reflecting Predecessor ownership by Cardinal). The Successor was created as a result of the Acquisition of the Predecessor’s businesses from Cardinal on April 10, 2007.

Results for the three months ended December 31, 2007 compared to the three months ended December 31, 2006 are as follows:

	Successor	Predecessor	Increase/(Decrease)
	Three Months ended December 31, 2007	Three Months Ended December 31, 2006
(in millions)			$	%
Net revenue	$464.0	$416.5	$47.5	11
Cost of products sold	356.4	309.5	46.9	15

Gross margin	107.6	107.0	0.6	1
Selling, general and administrative expenses	84.2	73.8	10.4	14
Impairment charges and (gain)/loss on sale of asset	—	0.9	(0.9)	(100)
Restructuring and other special items	9.0	5.9	3.1	53

Operating earnings	14.4	26.4	(12.0)	(45)
Interest expense, net	52.0	1.0	51.0	*
Other, net	10.6	(0.2)	10.8	*

Earnings/(loss) from continuing operations before income taxes and minority interest	(48.2)	25.6	(73.8)	*
Income tax (benefit)/expense	(19.6)	(4.1)	(15.5)	*
Minority interest (income)/expense, net of tax	0.6	2.0	(1.4)	(70)

Earnings/(loss) from continuing operations	(29.2)	27.7	(56.9)	*
Loss from discontinued operations, net of tax	(1.0)	(9.2)	8.2	(89)

Net earnings/(loss)	$(30.2)	$18.5	$(48.7)	*

*	Percentage not meaningful

Net Revenue

Net revenue increased 11% or $47.5 million compared to the same period a year ago, primarily due to increased volumes and throughput within our Sterile Technologies segment, including increased output from our new sterile facility in Belgium, as well as strong demand for Oral Technologies pharmaceutical products. The weaker U.S. dollar favorably impacted our revenue growth by approximately 6 percentage points, or $26.7 million.

Gross Margin

Gross margin increased by 1% or $0.6 million compared to fiscal 2007. The gross margin for the three months ended December 31, 2007 included a non cash inventory charge and other adjustments of approximately $11.0 million within our Oral Technologies segment. See Note 1 to our unaudited interim financial statements for further discussion. Excluding these inventory and other adjustments, gross margin increased by 11% or $11.6 million.

The gross margin increase of 11% was primarily due to increased revenues and improved utilization at our sterile facilities. In addition, our operational excellence program improved throughput and increased production efficiencies, particularly within our Zydis® operation. The weaker U.S. dollar favorably impacted our gross margin by approximately 6 percentage points, or $6.1 million.

Selling, General and Administrative expense

Selling, general and administrative expenses increased by approximately 14%, or $10.4 million compared to the comparable period in the prior year. Selling, general and administrative expenses include additional depreciation and amortization expenses of approximately $10.1 million associated with the intangibles recorded in connection with the Acquisition and the increase in the value of property, plant and equipment recorded as part of the Acquisition. In addition, the weaker U.S. dollar increased our selling, general and administrative expenses by $3.2 million compared to the comparable period of the prior year.

Excluding these fair value adjustments and the impact of foreign exchange rates, selling, general and administrative expenses decreased by $2.8 million, or 4%, due to the following:

•	Higher allocation of costs by Cardinal by approximately $4.8 million in the three months ended December 31, 2006 compared to the stand alone costs during the three months ended December 31, 2007,

•	A $3.6 million reduction in equity compensation charges in the three months ended December 31, 2007 compared to the comparable period in the prior year, and

•	A decrease in salary costs as a result of the reduction in force that was completed in the quarter ending June 30, 2007.

These favorable factors were offset by increased research and development investment of approximately $2.1 million and the Sponsor advisory fee of $2.5 million recorded during the three months ended December 31, 2007.

Restructuring and Other Special Items

Restructuring and other special items increased by $3.1 million to $9.0 million for the three months ended December 31, 2007 compared to the three months ended December 31, 2006, of $5.9 million. The increased charges during the three months ended December 31, 2007 primarily relate to the lease termination costs recorded related to the previously announced closure of one of our Sterile Technologies manufacturing facilities. The closure was finalized during December 2007.

Interest Expense, net

Interest expense, net increased by $51.0 million for the three months ended December 31, 2007, primarily as a result of the interest expense on our new debt issuances used to finance the Acquisition on April 10, 2007.

Other, net

Other, net increased by $10.8 million for the three months ended December 31, 2007, primarily as a result foreign currency translation expense recorded related to intercompany loans denominated in non U.S. dollar currency. As these intercompany loans are temporary loans, the impact of translating these loans to U.S. dollar equivalent is recorded in the statement of operations.

Provision/(Benefit) for Income Taxes

Our effective tax rate reflects tax benefits derived from operations outside the United States, which are generally taxed at rates lower than the U.S. statutory rate of 35%. Our three months ended December 31, 2007 benefit for income taxes was ($19.6) million and relative to losses before income taxes of ($48.2) million. The benefit for income taxes relative to earnings/(loss) before income taxes, minority interest and discontinued operations was 40.9% and 16.0% for the three months ended December 31, 2007 and December 31, 2006, respectively. Generally, fluctuations in the effective tax rate are primarily due to change in our geographic pretax income resulting from our business mix and changes in the tax impact of restructuring and other special items and other discrete tax items, which may have unique tax implications depending on the nature of the item. The benefit for the three months ended December 31, 2007, includes adjustments in the Company’s deferred tax liabilities for tax rate changes in Italy of $0.4 million.

Segment Review

Our results on a segment basis for the three months ended December 31, 2007 compared to the three months ended December 31, 2006.

	Successor	Predecessor
	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Increase(Decrease)
(in millions)			$	%
Oral Technologies
Net revenue	$256.9	$230.6	$26.3	11
Segment EBITDA	50.5	55.5	(5.0)	(9)

Sterile Technologies
Net revenue	74.1	60.7	13.4	22
Segment EBITDA	4.6	0.4	4.2	*
Packaging Services
Net revenue	143.7	134.7	9.0	7
Segment EBITDA	19.7	18.1	1.6	9
Inter-segment revenue elimination	(10.7)	(9.5)	(1.2)	13
Unallocated costs (1)	(30.0)	(24.9)	(5.1)	20
Combined Total
Net revenue	464.0	416.5	47.5	11
EBITDA from continuing operations	$44.8	$49.1	$(4.3)	(9)

*	Percentage not meaningful

(1)	Unallocated costs includes special items, equity-based compensation, impairment charges, certain other Corporate directed costs, and other costs that are not allocated to the segments as follows:

	Successor	Predecessor
	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006
Impairment charges and gain/(loss) on sale of assets	$—	$(0.9)
Equity compensation	(2.2)	(5.8)
Restructuring and other special items	(9.0)	(5.9)
Sponsor advisory fee	(2.5)	—
Minority interest, net	(0.6)	(2.0)
Other, net	(10.6)	0.2
Non-allocated corporate costs, net	(5.1)	(10.5)

Total unallocated costs	$(30.0)	$(24.9)

Provided below is a reconciliation of EBITDA to earnings/(loss) from continuing operations:

	Successor	Predecessor
	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006
(in millions)
EBITDA	$44.8	$49.1
Depreciation and amortization	(41.6)	(24.5)
Interest expense, net	(52.0)	(1.0)
Benefit for income taxes	19.6	4.1

Earnings/(loss) from continuing operations	$(29.2)	$27.7

Oral Technologies segment

Net revenues increased by 11% or $26.3 million primarily due to increased demand for oral pharmaceutical products, particularly products in our controlled release and Zydis® formats. The increased demand was driven by a mix of new customer products as well as increased volumes on existing customer products. The weaker U.S. dollar favorably impacted the Oral Technologies segment’s revenue growth by approximately 7 percentage points, or $17.2 million.

Segment EBITDA decreased by 9%, or $5.0 million. During the three months ended December 31, 2007, one of our European manufacturing facilities recorded a non cash inventory charge and other adjustments of approximately $11.0 million. See Note 1 to the financial statements for further discussion. In addition, the Oral Technologies segment’s EBITDA was favorably impacted by the weaker U.S. dollar by approximately 5 percentage points or $2.8 million. Excluding the impact of these items, the Oral Technologies segment’s EBITDA increased by 6%, or $3.2 million primarily due to an increased number of units sold within the controlled release and Zydis® businesses.

Sterile Technologies segment

Net revenues increased by 22% or $13.4 million, due to increased volumes at the majority of the sterile manufacturing facilities, including increased demand for flu vaccine products manufactured at our new pre-filled syringe facility, in Belgium. The weaker U.S. dollar favorably impacted the Sterile Technologies segment’s revenue growth by approximately 5 percentage points, or $2.9 million.

Segment EBITDA increased by $4.2 million primarily due to increased revenues and improved utilization of our sterile facilities, including the ramp-up of our new sterile facility in Belgium. The weaker U.S. dollar favorably impacted the Sterile Technologies segment’s EBITDA growth by approximately $0.4 million.

Packaging Services segment

Net revenues increased by 7%, or $9.0 million, the weaker U.S. dollar favorably impacted our Packaging Services segment’s revenue growth by approximately 4 percentage points or $5.9 million; excluding this benefit, the revenues increased slightly. Volumes within our European facilities increased, but this increase was offset by lower volumes for North American packaging and printed components.

Segment EBITDA increased by 9%, or $1.6 million, primarily due to the net revenue increase offset by lower production levels within the North American packaging and printing facilities. Segment EBITDA was also favorably impacted by the weaker U.S. dollar by approximately 6 percentage points, or $1.0 million.

Six Months Ended December 31, 2007 compared to the Six Months Ended December 31, 2006

The financial statements present our results for the six month period ended December 31, 2007 and on a “predecessor basis” for the six month period ended December 31, 2006, (reflecting Predecessor ownership by Cardinal). The Successor was created as a result of the Acquisition of the Predecessor’s businesses from Cardinal on April 10, 2007.

Results for the six months ended December 31, 2007 compared to the six months ended December 31, 2006 are as follows:

	Successor	Predecessor
	Six Months ended December 31, 2007	Six Months Ended December 31, 2006	Increase/(Decrease)
(in millions)			$	%
Net revenue	$902.0	$815.0	$87.0	11
Cost of products sold	689.4	621.4	68.0	11

Gross margin	212.6	193.6	19.0	10
Selling, general and administrative expenses	158.5	148.1	10.4	7
Impairment charges and (gain)/loss on sale of asset	0.4	3.1	(2.7)	(87)
Restructuring and other special items	13.3	8.0	5.3	66

Operating earnings	40.4	34.4	6.0	17
Interest expense, net	101.3	2.6	98.7	*
Other, net	19.8	—	19.8	*

Earnings/(loss) from continuing operations before income taxes and minority interest	(80.7)	31.8	(112.5)	*
Income tax (benefit)/expense	(44.0)	(3.8)	(40.2)	*
Minority interest (income)/expense, net of tax	0.3	2.2	(1.9)	(86)

Earnings/(loss) from continuing operations	(37.0)	33.4	(70.4)	*
Loss from discontinued operations, net of tax	(4.5)	(13.8)	9.3	(67)

Net earnings/(loss)	$(41.5)	$19.6	$(61.1)	*

*	Percentage not meaningful

Net Revenue

Net revenue increased 11% or $87.0 million primarily due to strong demand for Oral Technologies pharmaceutical products and increased volumes and throughput within our Sterile Technologies segment, including increased output from our new sterile facility in Belgium. The weaker U.S. dollar favorably impacted our revenue growth by approximately 6 percentage points or $45.1 million, partially offset by lower volumes of low margin comparator drug sales within the Packaging Services segment, and lower volumes of North American packaging and printed products.

Gross Margin

Gross margin increased by 10%, or $19.0 million compared to the six months ended December 31, 2006. The gross margin for the six months ended December 31, 2007 included a non cash inventory charge and other adjustments of approximately $11.0 million within our Oral Technologies segment. See Note 1 to our unaudited interim financial statements for further discussion. Excluding these inventory and other adjustments, gross margin increased by 15% or $30.0 million.

The gross margin increase of 15% was primarily due to increased revenues and improved utilization at our sterile facilities. In addition, our operational excellence program improved throughput and increased production efficiencies, particularly within our Zydis® operation. The weaker U.S. dollar favorably impacted our gross margin by approximately 5 percentage points or $10.4 million.

Selling, General and Administrative expenses

Selling, general and administrative expenses increased by approximately 7%, or $10.4 million compared to the comparable period in the prior year. Selling, general and administrative expenses include additional depreciation and amortization expenses of approximately $20.3 million associated with the intangibles recorded in connection with the Acquisition and the increase in the value of property, plant and equipment recorded as part of the Acquisition. In addition, the weaker U.S. dollar increased our selling, general and administrative expenses by $5.2 million compared to the comparable period of the prior year. Excluding these fair value adjustments and the impact of foreign exchange rates, selling, general and administrative expenses decreased by $15.1 million or 10% due to the following:

•	higher allocation of costs by Cardinal by approximately $10.9 million in the six months ended December 31, 2006 compared to the stand alone costs during the six months ended December 31, 2007,

•	a $9.4 million reduction in equity compensation charges from the fiscal 2006 period to the fiscal 2007 period, and

•	a decrease in salary costs as a result of the reduction in force that was completed in the quarter ending June 30, 2007.

These favorable factors were offset by increased in research and development investments of approximately $2.1 million and the Sponsor advisory fee of $5.0 million recorded during the six months ended December 31, 2007.

Impairment Charges and (Gain)/Loss on Sale of Asset

Impairment charges and (gain)/loss on sale of assets decreased by $2.7 million during the six months ended December 31, 2007 compared to the six months ended December 31, 2006. During the six months ended December 31, 2006, we recorded an asset impairment of $1.8 million based upon a discounted cash flow analysis based upon change in our expected use of the assets related to the Sterile Technologies segment. During the six months ended December 31, 2007, we did not record any significant asset impairment charges.

Restructuring and Other Special Items

Restructuring and other special items increased by $5.3 million to $13.3 million for the six months ended December 31, 2007 compared to the six months ended December 31, 2006, of $8.0 million. The increased charges in during the six months ended December 31, 2007 primarily relate to the lease termination costs recorded related to the previously announced closure of one of our Sterile Technologies manufacturing facilities, as well as additional separation costs incurred as a result of the Acquisition.

Interest Expense, net

Interest expense, net increased by $98.7 million for the six months ended December 31, 2007, primarily as a result of the interest expense on our new debt issuances used to finance the Acquisition on April 10, 2007.

Other, net

Other, net increased by $19.8 million for the six months ended December 31, 2007, primarily as a result foreign currency translation expense recorded related to intercompany loans denominated in non U.S. dollar currency. As these intercompany loans are not permanently reinvested temporary loans, the impact of translating these loans to U.S. dollar equivalent is recorded in the statement of operations.

Provision/(Benefit) for Income Taxes

Our effective tax rate reflects tax benefits derived from operations outside the United States, which are generally taxed at rates lower than the U.S. statutory rate of 35%. Our six months ended December 31, 2007 benefit for income taxes was ($44.0) million and relative to losses before income taxes of ($80.7) million. The benefit for income taxes relative to earnings/(loss) before income taxes, minority interest and discontinued

operations was 54.6% and 12.0% for the six months ended December 31, 2007 and December 31, 2006, respectively. Generally, fluctuations in the effective tax rate are primarily due to change in our geographic pretax income resulting from our business mix and changes in the tax impact of restructuring and other special items and other discrete tax items, which may have unique tax implications depending on the nature of the item. The benefit for the six months ended December 31, 2007, includes adjustments in the Company’s deferred tax liabilities for tax rate changes in Germany, UK, and Italy of $5.5 million, $3.9 million and $0.4 million, respectively.

Segment Review

Our results on a segment basis for the six months ended December 31, 2007 compared to the six months ended December 31, 2006.

	Successor	Predecessor
	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006	Increase/(Decrease)
(in millions)			$	%
Oral Technologies
Net revenue	$492.1	$447.0	45.1	10
Segment EBITDA	99.9	97.6	2.3	2

Sterile Technologies
Net revenue	144.6	116.6	28.0	24
Segment EBITDA	10.7	(4.7)	15.4	*

Packaging Services
Net revenue	285.4	272.5	12.9	5
Segment EBITDA	40.5	35.1	5.4	15

Inter-segment revenue elimination	(20.1)	(21.1)	1.0	(5)

Unallocated costs (1)	(48.5)	(47.5)	(1.0)	2

Combined Total
Net revenue	$902.0	$815.0	87.0	11
EBITDA from continuing operations	102.6	80.5	22.1	27

*	Percentage not meaningful

(1)	Unallocated costs includes special items, equity-based compensation, impairment charges, certain other Corporate directed costs, and other costs that are not allocated to the segments as follows:

	Successor	Predecessor
	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006
Impairment charges and gain/(loss) on sale of assets	$(0.4)	$(3.1)
Equity compensation	(4.0)	(13.4)
Restructuring and other special items	(13.3)	(8.0)
Sponsor advisory fee	(5.0)	—
Minority interest, net	(0.3)	(2.2)
Other, net	(19.8)	—
Non-allocated corporate costs, net	(5.7)	(20.8)

Total unallocated costs	$(48.5)	$(47.5)

Provided below is a reconciliation of EBITDA to earnings/(loss) from continuing operations:

	Successor	Predecessor
(in millions)	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006
EBITDA	$102.6	$80.5
Depreciation and amortization	(82.3)	(48.3)
Interest expense, net	(101.3)	(2.6)
Benefit/(provision) for income taxes	44.0	3.8

Earnings/(loss) from continuing operations	$(37.0)	$33.4

Oral Technologies segment

Net revenues increased by 10%, or $45.1 million primarily due to increased demand for oral pharmaceutical products, particularly products in our controlled release and Zydis ® formats. The increased demand was driven by a mix of new customer products as well as increased volumes on existing customer products. These increases were partially offset by the sale of an Oral Technologies facility in July 2006, which reduced revenue by $7.0 million in the six months ended December 31, 2007 compared to the corresponding period in 2006. The weaker U.S. dollar favorably impacted the Oral Technologies segment’s revenue growth by approximately 6 percentage points, or $28.9 million.

Segment EBITDA increased slightly by 2%, or $2.3 million. During the six months ended December 31, 2007, one of our European manufacturing facilities recorded a non cash inventory charge and other adjustments of approximately $11.0 million. See Note 1 to the financial statements for further discussion. In addition, the segment’s EBITDA was favorably impacted by the weaker U.S. dollar by approximately 5 percentage points, or $5.1 million. Excluding the impact of these items, Oral Technologies segment’s EBITDA increased by approximately 8% or $8.2 million primarily due to increased sales within the controlled release and Zydis® businesses.

Sterile Technologies segment

Net revenues increased by 24%, or $28.0 million, due to increased volumes at the majority of the sterile manufacturing facilities, including increased demand for flu vaccine products manufactured at our new pre-filled syringe facility in Belgium. The weaker U.S. dollar favorably impacted the Sterile Technologies segment’s revenue growth by approximately 4 percentage points, or $4.8 million.

Segment EBITDA increased by $15.4 million, with EBITDA of $10.7 million for the six months ended December 31, 2007, compared to a loss of $4.7 million in the corresponding period in the prior year. The increase was primarily due to increased revenues and improved utilization of our sterile facilities, including the ramp-up of our new facility in Belgium. The weaker U.S. dollar favorably impacted the Sterile Technologies segment’s EBITDA growth by approximately $0.7 million.

Packaging Services segment

Net revenues increased by 5%, or $12.9 million. The weaker U.S. dollar favorably impacted our Packaging Services segment’s revenue growth by approximately 4 percentage points, or $10.3 million; excluding this benefit, revenues would have been flat. Volumes for European packaging and printing increased, but this increase was offset by reduced volumes of low margin comparator drug sales and lower volumes for North American packaging and printed components.

Segment EBITDA increased by 15%, or $5.4 million, primarily due to the net revenue increase offset by lower production levels within the North American packaging and printing facilities. Lastly, segment EBITDA was favorably impacted by the weaker U.S. dollar by approximately 5 percentage points, or $1.8 million.

Fiscal Year Ended June 30, 2007 Compared to the Fiscal Year Ended June 30, 2006

The financial statements present our results for periods April 10, 2007 to June 30, 2007 and on a “predecessor basis” for the period July 1, 2006 to April 9, 2007 and for fiscal 2006 on a “predecessor basis” (reflecting Predecessor ownership by Cardinal). The Successor was created as a result of the Acquisition of the Predecessor’s businesses from Cardinal on April 10, 2007. See Notes 1 and 2 of the Financial Statements for further discussion of the Acquisition.

Our combined results for the fiscal year ended June 30, 2007 compared to the fiscal year ended June 30, 2006 are as follows:

	Successor	Predecessor	Combined	Predecessor	Increase/ (Decrease)
	April 10, 2007 to June 30, 2007	July 1, 2006 to April 9, 2007	Fiscal 2007	Fiscal 2006
					$	%
(in millions)
Net revenue	$423.5	$1,280.2	$1,703.7	$1,612.2	$91.5	6
Cost of products sold	333.0	975.2	1,308.2	1,192.0	116.2	10

Gross margin	90.5	305.0	395.5	420.2	(24.7)	(6)
Selling, general and administrative expenses	75.5	235.3	310.8	282.7	28.1	10
Impairment charges and (gain)/loss on sale of asset	(0.2)	(1.3)	(1.5)	8.8	(10.3)	(117)
In-process research and development	112.4	—	112.4	—	112.4	*
Restructuring and other special items	25.5	22.0	47.5	11.8	35.7	*

Operating earnings	(122.7)	49.0	(73.7)	116.9	(190.6)	*
Interest expense, net	44.1	8.9	53.0	6.8	46.2	*
Other, net	0.7	0.8	1.5	1.7	(0.2)	(12)

Earnings/(loss) from continuing operations before income taxes and minority interest	(167.5)	39.3	(128.2)	108.4	(236.6)	*
Provision/(benefit) for income taxes	(21.2)	(2.0)	(23.2)	35.3	(58.5)	*
Minority interest	0.7	3.9	4.6	2.0	2.6	*

Earnings/(loss) from continuing operations	(147.0)	37.4	(109.6)	71.1	(180.7)	*
Loss from discontinued operations, net of tax	(3.3)	(12.5)	(15.8)	(20.1)	4.3	*

Net earnings/(loss)	$(150.3)	$24.9	$(125.4)	$51.0	$(176.4)	*

Net Revenue

Net revenue increased 6% or $91.5 million primarily due to higher volumes within our Packaging Services segment associated with new customer product launches. In addition, increased volume for certain oral products and increased throughput within our manufacturing facilities due to benefits of our program to improve our manufacturing cycle time contributed to higher revenue in our Oral Technologies segment. The net revenue growth was favorably impacted by a weaker U.S. dollar by approximately 4 percentage points.

These increases were partially offset by:

•

Lower production volumes within our Sterile Technologies segment, in particular with our respiratory products, as well as the prior year receipt of a $14.0 million take-or-pay termination payment included in net revenue for fiscal 2006.

•	The sale of one of our Oral Technologies facilities, which reduced net revenues by $49.2 million during the combined period for fiscal 2007 compared to the comparable fiscal 2006 period.

Gross Margin

Gross margin decreased by 6% or $24.7 million on a combined basis compared to fiscal 2006. The gross margin for fiscal 2007 on a combined basis includes a $31.5 million increase in cost of products sold due to the impact of fair value adjustment to our balance sheet recorded as of the Acquisition. The adjustments resulted in an increase in inventory costs and an increase in the value of property, plant and equipment. The inventory and property, plant and equipment adjustment reduced the gross margin by $29.4 million and $2.1 million, respectively for the period April 10, 2007 to June 30, 2007. Excluding these fair value adjustments, gross margin on a combined basis increased by 2% or $6.8 million.

The gross margin increase of 2% was primarily due to increased revenues and operational efficiencies realized at our facilities, in particular within our Oral Technologies segment. These benefits were partially offset by a lower utilization rate within our Sterile Technologies segment and the inclusion in that same segment of a $14.0 million take-or-pay termination payment in net revenues for fiscal 2006, which led to a higher gross margin during that period.

Selling, General and Administrative expenses

Selling, general and administrative expenses increased by 10% or $28.1 million. The increase includes additional depreciation and amortization expense of $10.1 million associated with the intangibles recorded as part of the Acquisition. In addition, the increase is due to (i) an increase of $6.6 million in stock-based compensation, (ii) an increase of $5.6 million due the impact of a weaker U.S. dollar, and (iii) higher costs allocated to the Predecessor by Cardinal during the period July 1, 2006 to April 9, 2007 compared to fiscal 2006.

Impairment Charges and (Gain)/Loss on Sale of Asset

Impairment charges and (gain)/loss on sale of assets decreased by $10.3 million on a combined fiscal 2007 basis compared to fiscal 2006. During the fiscal 2007 combined basis, we recorded a gain of $5.0 million related to the sale of a facility within our Oral Technologies segment, whereas during fiscal 2006 we recorded a charge of $3.2 million associated with a final settlement on the fiscal 2004 sale of a non-strategic business within the same segment.

In-Process Research and Development

In connection with the Acquisition, we recorded a $112.4 million charge related to acquired IPR&D, which has been recorded in the Successor financial statements and included in the combined basis fiscal 2007 results.

Restructuring and Other Special Items

Restructuring and other special items increased by $35.7 million to $47.5 million on a combined fiscal 2007 basis compared to fiscal 2006 of $11.8 million.

The charges in fiscal 2007 primarily relate to the following:

•	Retention bonuses for certain employees associated with the Acquisition of $24.7 million, which were expensed during the combined period.

•	Separation costs of $7.0 million related to professional fees directly associated with the separation of certain shared service functions and systems from Cardinal.

•	$7.4 million of severance costs recorded subsequent to the Acquisition associated with our announced reorganization.

•

$6.6 million relates to the Predecessor’s previously announced headcount reduction, and the closure and consolidation of facilities. See Note 6 of the Company’s audited financial statements for further discussion.

The charges recorded during fiscal 2006 primarily relate to asset impairment charges and other facility exit costs we recorded within restructuring and other special charges of approximately $5.9 million associated primarily with the announced closure of one of our Sterile Technologies manufacturing facilities. In addition, we reversed the decision to sell one of the facilities deemed impaired in fiscal 2005, resulting in a credit of $3.8 million to restructuring and other special items during fiscal 2006, as the decision not to sell increased the carrying value of the disposal group to its fair value.

Interest Expense, net

Interest expense, net increased by $46.2 million on a combined basis primarily as a result of the interest expense on our new debt issuances used to finance the Acquisition on April 10, 2007. The Acquisition was financed in part with $1.4 billion in proceeds from the issuance of term loans under a new senior secured credit facility, $565.0 million in proceeds from the issuance of senior toggle notes and $300.3 million in proceeds from the issuance of senior subordinated notes. Interest on such financing was $43.5 million during fiscal 2007, including $1.6 million of amortization of deferred financing fees.

Provision/(Benefit) for Income Taxes

The provision/(benefit) for income taxes relative to earnings/(loss) before income taxes, minority interest and discontinued operations was (18.1%) and 32.6% in fiscal 2007 and 2006, respectively. Generally, fluctuations in the effective tax rate are primarily due to change in our geographic pretax income resulting from our business mix and changes in the tax impact of restructuring and other special items and other discrete tax items, which may have unique tax implications depending on the nature of the item. Our effective tax rate reflects tax benefits derived from operations outside the United States, which are generally taxed at rates lower than the U.S. statutory rate of 35%. Our fiscal 2007 benefit for income taxes was ($23.2) million and relative to losses before income taxes of ($128.2) million resulting in an effective tax rate of (18.1%). The fiscal 2007 tax rate was negatively impacted by $10.9 million related to purchase accounting. Our fiscal 2006 provision for income taxes was $35.3 million and relative to earnings before income taxes of $108.4 million resulted in an effective tax rate benefit of 32.6%. The fiscal 2006 effective tax rate benefited by $3.5 million related to foreign tax credits.

Minority Interest, net

Minority interest expense, net of tax benefit increased by $2.6 million on a combined basis compared to fiscal 2006 due to an increase in pretax earnings from our joint venture facility.

Segment Review

Our results on a segment basis for the period April 10, 2007 to June 30, 2007, July 1, 2006 to April 9, 2007 and fiscal year 2006 are as follows:

	Successor	Predecessor	Combined	Predecessor
	April 10, 2007 to June 30, 2007	July 1, 2006 to April 9, 2007	Fiscal Year 2007	Fiscal Year 2006	Increase/(Decrease)
(in millions)					$	%
Oral Technologies
Net revenue	$239.1	$704.2	$943.3	$911.1	$32.2	4
Segment EBITDA	$45.7	$173.0	$218.7	$205.8	$12.9	6

Sterile Technologies
Net revenue	64.3	184.8	249.1	265.1	(16.0)	(6)
Segment EBITDA	5.2	(1.7)	3.5	39.2	(35.7)	(91)

Packaging Services
Net revenue	129.1	422.6	551.7	482.6	69.1	14
Segment EBITDA	18.8	63.1	81.9	80.4	1.5	2
Unallocated costs(1)	(156.6)	(112.5)	(269.1)	(125.0)	(144.1)	*
Inter-segment revenue elimination	(9.0)	(31.4)	(40.4)	(46.6)	6.2	13

Combined Total
Net revenue	$423.5	$1,280.2	$1,703.7	$1,612.2	$91.5	6
EBITDA from continuing operations	$(86.9)	$121.9	$35.0	$200.4	$(165.4)	(82)

*	Percentage not meaningful

(1)	Unallocated costs includes special items, equity-based compensation, impairment charges, certain other Corporate directed costs, and other costs that are not allocated to the segments as follows:

	Successor	Predecessor
	April 10, 2007 to June 30, 2007	July 1, 2006 to April 9, 2007	Fiscal Year ended June 30, 2006
(in millions)
Impairment charges and gain/(loss) on sale of assets	$0.2	$1.3	$(8.8)
Equity compensation	(1.0)	(35.1)	(29.5)
Restructuring and other special items	(25.5)	(22.0)	(11.8)
In-process research and development	(112.4)	—	—
Sponsor advisory fee	(2.2)	—	—
Minority interest, net	(0.7)	(3.9)	(2.0)
Other, net	(0.7)	(0.8)	(1.7)
Cardinal allocation	—	(53.1)	(55.1)
Non-allocated corporate costs, net	(14.3)	1.1	(16.1)

Total unallocated costs	$(156.6)	$(112.5)	$(125.0)

Provided below is a reconciliation of EBITDA to earnings/(loss) from continuing operations:

	Successor	Predecessor
	April 10, 2007 to June 30, 2007	July 1, 2006 to April 9, 2007	Fiscal Year ended June 30, 2006
(in millions)
EBITDA	$(86.9)	$121.9	$200.4
Depreciation and amortization	(37.2)	(77.6)	(87.2)
Interest expense, net	(44.1)	(8.9)	(6.8)
Benefit/(provision) for income taxes	21.2	2.0	(35.3)

Earnings/(loss) from continuing operations	$(147.0)	$37.4	$71.1

Oral Technologies segment

Net revenues increased by 4% or $32.2 million primarily due to increased volume at our European manufacturing facilities, in particular our products in our Zydis® formulation. These increases were partially offset by the sale of one of our facilities within this segment in July 2006, which resulted in a reduction in net revenues of $49.2 million for fiscal 2007 combined, and lower volumes of U.S. protease inhibitor products. The weaker U.S. dollar favorably impacted the Oral Technologies segment’s revenue growth by approximately 4 percentage points.

Segment EBITDA increased by 6% or $12.9 million. The segment EBITDA for the combined basis fiscal 2007 includes higher inventory costs of $19.8 million associated with the impact of fair value adjustment to our inventory as of the Acquisition. Excluding the inventory adjustment, segment EBITDA increased by $32.7 million primarily due to the increase in net revenues as a result of higher production volumes during the period and increased utilization of our facilities as a result of improved manufacturing cycle time. Lastly, segment EBITDA was favorably impacted by the weaker U.S. dollar by approximately 4 percentage points.

Sterile Technologies segment

Net revenues decreased by 6% or $16.0 million primarily as a result of reduced volumes on respiratory products due to a customer’s decision to reduce its inventory holding, lower volumes of a key prescription ophthalmic product, and the inclusion in the prior period of a $14.0 million take-or-pay termination payment in net revenue for fiscal 2006. These factors were offset by increased revenue of $4.1 million generated from our start-up facilities.

Segment EBITDA decreased by 91% or $35.7 million. The segment EBITDA for the combined basis fiscal 2007 includes higher inventory costs of $3.6 million associated with the impact of fair value adjustment to our inventory as of the Acquisition. Excluding the inventory adjustment, segment EBITDA decreased by $32.1 million primarily due to lower capacity utilization as a result of reduced production volumes, as well as, the inclusion of a prior year $14.0 million take-or-pay termination payment in segment EBITDA for fiscal 2006. In addition, we recognized higher costs associated with our start-up facilities in the fiscal 2007 combined results, in particular our Brussels facility as compared to fiscal 2006.

Packaging Services segment

Net revenues increased by 14% or $69.1 million primarily due to increased volumes at our commercial and clinical packaging facilities, which benefited from new product launches by our customers. In addition, the weaker U.S. dollar favorably impacted our Packaging Services segment’s revenue growth by approximately 3 percentage points.

Segment EBITDA increased by 2% or $1.5 million. The segment EBITDA for the combined basis fiscal 2007 includes higher inventory costs of $3.4 million associated with the impact of fair value adjustment to our inventory as of the Acquisition. Excluding the inventory adjustment, segment EBITDA increased by $4.9 million primarily due to higher utilization of our commercial packaging facilities as a result of increased customer volumes. This increase was partially offset by a change in product mix, which resulted in higher volumes of production with higher component pass through costs.

Fiscal Year Ended June 30, 2006 Compared to the Fiscal Year Ended June 30, 2005

	Predecessor		Increase/ (Decrease)
	2006	2005	Change $	Change %
	(in millions)
Net revenue	$1,612.2	$1,517.3	$94.9	6
Cost of products sold	1,192.0	1,108.2	83.8	8

Gross margin	420.2	409.1	11.1	3
Selling, general and administrative expenses	282.7	245.3	37.4	15
Impairment charges and (gain)/loss on sale of assets	8.8	74.3	(65.5)	(88)
In-process research and development	—	—	—	—
Restructuring and other special items	11.8	74.7	(62.9)	(84)

Operating earnings	116.9	14.8	102.1	*
Interest expense, net	6.8	17.1	(10.3)	(60)
Other, net	1.7	0.9	0.8	89

Earnings/(loss) from continuing operations before income taxes and minority interest	108.4	(3.2)	111.6	*
Provision/(benefit) for income taxes	35.3	(10.8)	46.1	*
Minority interest	2.0	(13.0)	15.0	*

Earnings/(loss) from continuing operations	71.1	20.6	50.5	*
Loss from discontinued operations, net of tax	(20.1)	(6.7)	(13.4)	*

Net earnings	$51.0	$13.9	$37.1	*

*	Percentage not meaningful

Net Revenue

Net revenue increased 6% primarily due to increased demand for certain oral products, improved terms with existing customers and increased volume on certain sterile products as well as a significant take-or-pay termination payment from an ongoing customer totaling $14.0 million. Our net revenue growth was adversely affected by the stronger U.S. dollar that negatively impacted revenue growth by approximately 3 percentage points.

Gross Margin

Gross margin declined as a percentage of revenue primarily due to a lower utilization rate within our Packaging Services segment and higher product costs within our Oral Technologies segment due to a change in product mix. These items were offset by the take-or-pay termination payment from an ongoing customer of $14.0 million in fiscal 2006.

Selling, General and Administrative Expense

Selling, general and administrative expenses increased by 15% primarily due to (i) an increase from $1.0 million to $29.5 million in stock-based compensation related to the expensing of stock options in connection with the adoption of Statement of Financial Accounting Standards No. 123 (R), “Share-Based Payment” and (ii) an increase in the Cardinal allocation of $7.8 million compared to fiscal 2005.

Impairment Charges and (Gain)/Loss on Sale of Asset

Impairment charges and (gain)/loss on sales of assets decreased by $65.5 million. During fiscal 2005, we made certain strategic business decisions within our Oral Technologies segment, which limited the future cash flows expected to be generated from our property and equipment. We recorded an asset impairment charge of

$62.1 million related to certain portions of our Oral Technologies segment’s property and equipment as well as amortizable intangibles as a result of our decision. During fiscal 2006, we did not have a comparable impairment charge.

Restructuring and Other Special Items

Restructuring and other special items decreased by $62.9 million compared to fiscal 2005. During fiscal 2005, we implemented restructuring plans to consolidate our operations and increase efficiencies through process improvements and headcount reductions. We recorded charges of $66.4 million in fiscal 2005 to reflect impairment charges associated with the decision to sell two facilities and the transfer of production from one facility to another to consolidate overlapping operations. In addition, we recorded employee-related costs associated with the headcount reductions. During fiscal 2006, we continued to focus on workforce reductions resulting in additional severance charges to restructuring and other special items. In addition, we reversed the decision to sell one of the facilities impaired in fiscal 2005, resulting in a credit of $3.8 million to restructuring and other special items during fiscal 2006, as the decision not to sell increased the carrying value of the disposal group to its fair value.

Interest Expense, net

Interest expense, net decreased by $10.3 million due to a decrease in interest expense charged to us by Cardinal from $6.8 million for fiscal 2006 to $17.1 million for fiscal 2005. In addition, our net borrowings from non-related parties decreased from $80.5 million at June 30, 2005 to $41.6 million at June 30, 2006.

Provision/(Benefit) for Income Taxes

The provision/(benefit) for income taxes relative to earnings/(loss) from continuing operations before income taxes and minority interest was 32.6% and (337.5)% in fiscal 2006 and 2005, respectively. Generally, fluctuations in the effective tax rate are primarily due to change in our geographic pretax income resulting from our business mix and changes in the tax impact of restructuring and other special items and other discrete tax items, which may have unique tax implications depending on the nature of the item. Our effective tax rate reflects tax benefits derived from operations outside the United States, which are generally taxed at rates lower than the U.S. statutory rate of 35%. Our fiscal 2006 provision for income taxes was $35.3 million and relative to earnings from continuing operations before income taxes and minority interest of $108.4 million resulted in an effective tax rate of 32.6%. The fiscal 2006 effective tax rate benefited by $3.5 million related to the foreign tax credits. Our fiscal 2005 benefit for income taxes was $10.8 million and relative to a loss from continuing operations before income taxes and minority interest of $3.2 million resulted in an effective tax rate benefit rate of 337.5%. The fiscal 2005 effective tax amount benefited by $9.3 million related to the release of tax reserves upon the settlement of a non-U.S. tax examination and from tax benefits of $52.6 million related to $151.1 million of asset impairments, restructuring and other special items.

Minority Interest, net

Minority interest, net of tax, changed from a benefit in fiscal 2005 of $13.0 million to a charge of $2.0 million in fiscal 2006, primarily because during fiscal 2005, we recorded a significant asset impairment charge related to our joint venture resulting in a benefit to minority interest associated with the minority partner’s allocable portion of the charge. During fiscal 2006, the facility was in a net profit position, resulting in expense associated with removal of the minority partner’s share of the net profit from our results of operations.

Segment Review

The following is a discussion of the results of each of our reportable segments for the fiscal year ended June 30, 2006 and 2005:

	Predecessor		Increase/(Decrease)
	2006	2005	Change $	Change %
	(in millions)
Oral Technologies
Net revenue	$911.1	$852.9	$58.2	7
Segment EBITDA	$205.8	$200.8	$5.0	2

Sterile Technologies
Net revenue	265.1	220.3	44.8	20
Segment EBITDA	39.2	11.8	27.4	232

Packaging Services
Net revenue	482.6	473.4	9.2	2
Segment EBITDA	80.4	99.3	(18.9)	(19)
Unallocated costs(1)	(125.0)	(198.1)	73.1	37
Inter-segment revenue elimination	(46.6)	(29.3)	(17.3)	(59)

Combined Total
Net revenue	$1,612.2	$1,517.3	$94.9	6
EBITDA from continuing operations	$200.4	$113.8	$86.6	76

(1)	Unallocated costs includes special items, equity-based compensation, impairment charges and other and certain other Corporate directed costs that are not allocated to the segments as follows:

	Predecessor
	2006	2005
	(in millions)
Impairment charges and gain/(loss) on sale of assets	$(8.8)	$(74.3)
Equity compensation	(29.5)	(1.0)
Restructuring and other special items	(11.8)	(74.7)
Minority interest, net	(2.0)	13.0
Other, net	(1.7)	(0.9)
Cardinal allocation	(55.1)	(47.3)
Non-allocated corporate costs, net	(16.1)	(12.9)

Total Unallocated costs	$(125.0)	$(198.1)

Provided below is a reconciliation of EBITDA to earnings from continuing operations:

	Predecessor
	2006	2005
	(in millions)
EBITDA	$200.4	$113.8
Depreciation and amortization	(87.2)	(86.9)
Interest expense, net	(6.8)	(17.1)
(Provision)/benefit for income taxes	(35.3)	10.8

Earnings from continuing operations	$71.1	$20.6

Oral Technologies segment

Net revenues increased by 7% or $58.2 million primarily due to increased volume in particular within our Zydis® product offering. The stronger U.S. dollar adversely impacted our Oral Technologies segment’s revenue by approximately 3 percentage points.

Segment EBITDA increased by 2% or $5.0 million. Growth in segment EBITDA was lower than the growth in net revenues due to product mix shifts in favor of lower margin products as well as lower profits on a generic product that is marketed through a third party. In addition, operating earnings were adversely affected by the strong U.S. dollar by approximately 2 percentage points.

Sterile Technologies segment

Net revenues increased by 20% or $44.8 million primarily due to improved terms from existing customers and additional volume generated from our start up facilities that increased by approximately $6.9 million. In addition, we received a $14.0 million payment from an ongoing customer related to the termination of a minimum purchase requirement in fiscal 2006.

Segment EBITDA increased by $27.4 million primarily due to the increase in revenue offset by low capacity utilization rate of the start-up facilities.

Packaging Services segment

Net revenues increased by 2% or $9.2 million. The revenue growth during fiscal 2006 compared to fiscal 2005 was minimal due to competitive pricing pressures in our U.S. printing business as well as lower volumes at a European packaging facility due to a customer’s decision to move product volumes to its own facilities, and to delayed launches of customers’ products at one of our U.S. packaging facilities. In addition, the stronger U.S. dollar adversely impacted our Packaging Services segment’s revenue growth by approximately 2 percentage points.

Segment EBITDA decreased by 19% or $18.9 million primarily due to lower volume at our European and U.S. packaging facilities as well as lower margins earned from our printing business due to competitive pricing pressures.

Liquidity and Capital Resources

Sources and Use of Cash

Our principal source of liquidity has been cash flow generated from operations. The principal uses of cash are to fund planned operating expenditures, capital expenditures, interest rate payments on debt and any mandatory or discretionary principal payments of debt issuances. As of December 31, 2007, our financing needs were supported by $350 million of available capacity in our revolving credit agreement, of which $30.0 million was utilized as of December 31, 2007.

Although no assurance can be given, we continue to believe that our cash from operations and available borrowings under our new revolving credit facility will be adequate to meet our future liquidity needs for at least the next twelve months.

Cash Flows

The following table summarizes our statement of cash flows from continuing operations:

	Successor	Predecessor
(in millions)	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006	$ Change
Net cash provided by / (used in)
Operating activities	$(35.1)	$82.5	$(117.6)
Investing activities	(37.2)	(21.8)	(15.4)
Financing activities	17.5	(30.3)	47.8

Operating activities

For the six month period ended December 31, 2007, cash used by operating activities was $35.1 million compared to cash provided by operating activities of $82.5 million for the six month period ended December 31, 2006. Cash used in operating activities for the fiscal 2008 period was mainly due to interest payments associated with the Acquisition-related debt as well as payment of approximately $27.2 million for one of the Company’s pension plans.

Investing activities

For the six month period ended December 31, 2007, cash used in investing activities was $37.2 million, an increase of $15.4 million compared to the six month period ending December 31, 2006, primarily driven by proceeds from the divestiture of an Oral Technologies facility during fiscal 2007 of $11.7 million.

Financing activities

For the six month period ended December 31, 2007, cash provided by financing activities was $17.5 million compared to cash used in financing activities of $30.3 million in the same period a year ago. Cash provided in the fiscal 2008 period was mainly attributable to an equity contribution of $14.1 million from PTS Intermediate Holdings LLC and short term borrowings of $15.2 million, partially offset by net repayments of long term debt obligations of $11.8 million. Cash used in the fiscal 2007 period was mainly due to net transfers to Cardinal.

Fiscal Year Ended June 30, 2007 Compared to the Fiscal Year Ended June 30, 2006

The following table summarizes our statement of cash flows from continuing operations for the fiscal year ended June 30, 2007 compared with the fiscal year ended June 30, 2006:

	Successor	Predecessor	Combined	Predecessor
	April 10, 2007 to June 30, 2007	July 1, 2006 to April 9, 2007	Fiscal 2007	Fiscal 2006	Change
	(in millions)
Net cash provided by / (used in)
Operating activities	$69.0	$191.4	$260.4	$130.8	$129.6
Investing activities	(3,304.3)	(85.8)	(3,390.1)	(99.2)	(3,290.9)
Financing activities	3,289.9	(208.3)	3,081.6	(24.9)	3,106.5

Operating activities

On a combined basis for fiscal 2007, cash provided by operating activities was $260.4 million, an increase of $129.6 million as compared to fiscal 2006. The increase was primarily driven by increased cash inflows of $47.2 million associated with timing of accounts payable payments related to timing of inventory purchases of $30.9 million, and to the timing of interest payments totaling approximately $19.4 million.

Investing activities

On a combined basis for fiscal 2007, cash used in investing activities was $3.4 billion, an increase of $3.3 billion compared to fiscal 2006. The increase was driven primarily by the use of $3.3 billion for the Acquisition. Capital expenditures during fiscal 2007 increased by $21.4 million compared to fiscal 2006 due to the purchase of assets that were formerly subject to operating leases of $44.2 million. This purchase was offset by lower capital expenditures on the start-up Sterile Technologies facilities during current year due to completion of the projects.

Financing activities

On a combined basis for fiscal 2007, cash provided by financing activities was $3.1 billion, an increase of $3.1 billion as compared to fiscal 2006. The source of cash during fiscal 2007 related primarily to $2.2 billion of debt proceeds, net of financing costs, and $1.0 billion in capital contributions received in connection with the Acquisition. This was slightly offset by the Predecessor’s repayments of its external debt as well as its debt with Cardinal affiliates prior to the consummation of the Acquisition.

Fiscal Year Ended June 30, 2006 Compared to the Fiscal Year Ended June 30, 2005

The following table summarizes our statement of cash flows from continuing operations for the fiscal year ended June 30, 2006 compared with the fiscal year ended June 30, 2005:

	Predecessor
	2006	2005	Change
	(in millions)
Net cash provided by / (used in)
Operating activities	$130.8	$203.0	$(72.2)
Investing activities	(99.2)	(222.2)	(123.0)
Financing activities	(24.9)	16.9	(41.8)

Operating activities

Cash provided by operating activities from continuing operations was $130.8 million, a decrease of $72.2 million as compared to fiscal 2005. The decrease was due to an increase in working capital due to timing of receipts and disbursements of accounts receivable and payable.

Investing activities

Cash used in investing activities from continuing operations was $99.2 million, a decrease of $123.0 as compared to fiscal 2005. The decrease in use of cash was primarily a result in the reduction in cash used for purchase of property and equipment due to the following:

•

During fiscal 2005, we purchased certain buildings, equipment and land for approximately $80.8 million that were previously subject to operating leases in Oral Technologies and Packaging Services segments.

•	Our level of investment of property and equipment for our Sterile Technologies segment was $38.3 million lower during fiscal 2006 compared to fiscal 2005 due to our start-up facility in Brussels.

Financing activities

Cash used in financing activities was $24.9 million, an increase of $41.8 million as compared to the fiscal year ended June 30, 2005.

•

Our net borrowings, or the difference between the proceeds from borrowings and related debt payments, used $38.4 million of cash during fiscal 2006 compared to providing $11.8 million in cash during fiscal 2005. We used $27.0 million to repay amounts borrowed under our short-term credit facilities during fiscal 2006 through additional funding from Cardinal.

•

We received additional net funding from Cardinal and its affiliates of $9.8 million during fiscal 2006 compared to fiscal 2005 which included funds to repay our short term borrowings, offset by increased net earnings of $37.1 million.

Debt and Financing Arrangements

As of December 31, 2007, the Company had $30.0 million outstanding of net borrowings under its revolving credit facility. At the end of June 2007, the Company entered into interest rate swaps, expiring June 2010, as a derivative instrument to manage the risk associated with the Company’s floating rate debt. The unrealized loss on the hedge instruments of $17.2 million is recorded within Accumulated Other Comprehensive Income on the Company’s consolidated condensed balance sheet at December 31, 2007.

As of December 31, 2007, the Company was in compliance with all restrictive covenants related to its long-term obligations.

Senior Secured Credit Facilities

On April 10, 2007, in connection with the Acquisition, we entered into a $1.8 billion senior secured credit facility consisting of: (i) an approximately $1.4 billion term loan facility and (ii) a $350 million revolving credit facility. We are required to repay the term loans in quarterly installments equal to 1% per annum of the original funded principal amount for the first six years and nine months, with the remaining amount payable on April 10, 2014. These repayments commenced on September 28, 2007.

The revolving credit facility includes borrowing capacity available for letters of credit and for short-term borrowings.

Borrowings under the term loan facility and the revolving credit facility bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the higher of (1) the rate of interest per annum published by The Wall Street Journal from time to time, as the “prime lending rate” and (2) the federal funds rate plus  1/2 of 1% or (b) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs plus 2.25%.

In addition to paying interest on outstanding principal under our senior secured credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect to the unutilized commitments thereunder. The initial commitment fee is 0.50% per annum. The commitment fee may be reduced subject to our attaining certain leverage ratios. We are also required to pay customary letter of credit fees. As of December 31, 2007, $30.0 million was outstanding under the revolving credit facility.

The senior secured credit facilities are subject to amortization and prepayment requirements and contain certain covenants, events of default and other customary provisions.

Senior Notes

On April 10, 2007, in connection with the Acquisition, we issued $565.0 million of 9 1/2%/ 10 1/4% senior PIK-election fixed rate notes due 2015 (“Senior Toggle Notes”). The Senior Toggle Notes are unsecured senior obligations of the Company. Interest on the Senior Toggle Notes is payable semi-annually in arrears on each April 15 and October 15, commencing on October 15, 2007.

For any interest period prior to April 15, 2011, we may at our option elect to pay interest on the Senior Toggle Notes (i) entirely in cash (“Cash Interest”), (ii) entirely by increasing the principal amount of the outstanding Senior Toggle Notes or by issuing PIK Notes (“PIK interest”) or (iii) 50% as Cash Interest and 50% as PIK Interest. Cash Interest on the Senior Toggle Notes accrues at the rate of 9 1/2% per annum. PIK Interest on the Senior Toggle Notes accrues at the Cash Interest rate per annum plus  3/4% per annum.

At any time prior to April 15, 2011, we may redeem all or a part of the Senior Toggle Notes at a redemption price equal to the principal amount plus a “make-whole” premium plus any accrued and unpaid interest to the date of redemption. In addition, before April 15, 2010, we may redeem up to 35% of the Senior Toggle Notes at a redemption price of 109.5% of their principal amount, plus accrued and unpaid interest to the redemption date, using proceeds from sales of certain kinds of capital stock, provided that after any such redemption, at least 50% of the aggregate principal amount of the Senior Toggle Notes remain outstanding. On and after April 15, 2011, we may redeem the Senior Toggle Notes at par plus specified declining premiums set forth in the indenture plus any accrued and unpaid interest to the date of redemption.

Senior Subordinated Notes

On April 10, 2007, in connection with the Acquisition, we issued €225.0 million 9 3/4% euro-denominated ($300.3 million dollar equivalent) Senior Subordinated Notes due 2017 (the “Senior Subordinated Notes”). The Senior Subordinated Notes are unsecured senior subordinated obligations of the Company and are subordinated in right of payment to all existing and future senior indebtedness of the Company (including the senior credit facilities and the Senior Toggle Notes). Interest on the Senior Subordinated Notes is payable semi-annually in cash only in arrears on each April 15 and October 15, commencing on October 15, 2007.

At any time prior to April 15, 2012, we may redeem all or a part of the Senior Subordinated Notes at a redemption price equal to the principal amount plus a “make-whole” premium plus any accrued and unpaid interest to the date of redemption. In addition, before April 15, 2010, we may redeem up to 35% of the Senior Subordinated Notes at a redemption price of 109.75% of their principal amount, plus accrued interest using proceeds from sales of certain kinds of capital stock, provided that after any such redemption, at least 50% of the aggregate principal amount of the Senior Toggle Notes remain outstanding. On and after April 15, 2012, we may redeem the Senior Subordinated Notes at par plus specified declining premiums set forth in the senior subordinated indenture plus any accrued and unpaid interest to the date of redemption.

Guarantees and Security

All obligations under the senior secured credit agreement, the Senior Toggle Notes and the Senior Subordinated Notes are unconditionally guaranteed by each of the Company’s existing U.S. wholly owned subsidiaries, other than the Company’s Puerto Rico subsidiaries, subject to certain exceptions.

All obligations under the senior secured credit facilities, and the guarantees of those obligations, are secured by substantially all the following assets of the Company and each guarantor, subject to certain exceptions:

•

A pledge of 100% of the capital stock of the Company and 100% of the equity interests directly held by Company and each guarantor in any wholly-owned material subsidiary of the Company or any guarantor (which pledge, in the case of any non-U.S. subsidiary of a U.S. subsidiary, will not include more than 65% of the voting stock of such non-U.S. subsidiary); and

•	A security interest in, and mortgages on, substantially all tangible and intangible assets of Company and each guarantor, subject to certain limited exceptions.

During fiscal 2007 on a combined basis, our non-guarantor subsidiaries accounted for approximately $1.0 billion, or approximately 60% of our total net revenue, and approximately $72.0 million of our total EBITDA from continuing operations of $35.0 million. The differences between our non-guarantor subsidiaries’ contributions to our revenue and our EBITDA from continuing operations reflect, among other things, Cardinal’s historical policy of charging 100% of the Cardinal corporate allocation to the guarantors, resulting in a reduction of the subsidiary guarantors’ EBITDA by $53.1 million for fiscal 2007. In addition, the differences between our non-guarantor subsidiaries’ contributions to our revenue and our EBITDA from continuing operations reflect the allocation of certain items to the subsidiary guarantors such as non-cash equity compensation of approximately $36.1 million on a combined basis. We did not charge any Cardinal corporate overhead or non-cash equity compensation costs to the non-guarantor subsidiaries during this period. In addition, one-time non-cash charges related to IPR&D and inventory fair value step up impacted both the guarantors’ and non-guarantors’ EBITDA from continuing operations by approximately $42.8 million and $99.0 million, respectively.

During the six months ended December 31, 2007, our non-guarantor subsidiaries accounted for approximately $568.9 million, or approximately 63%, of our total net revenue, and approximately $64.8 million, or approximately 63%, of our total EBITDA from continuing operations of $102.6 million.

As of December 31, 2007, our non-guarantor subsidiaries accounted for approximately $1.3 billion, or 56%, of our total assets (excluding intercompany receivables and goodwill), and approximately $360.4 million, or 64%, of our total liabilities (excluding intercompany liabilities and issuer’s debt of approximately $2.4 billion).

Debt Covenants

The senior secured credit agreement and the indentures governing the Senior Toggle Notes and the Senior Subordinated Notes contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Company’s (and the Company’s restricted subsidiaries’) ability to incur additional indebtedness or issue certain preferred shares; create liens on assets; engage in mergers and consolidations; sell assets; pay dividends and distributions or repurchase capital stock; engage in certain transactions with affiliates; make investments, loans or advances; make certain acquisitions; and in the case of the Company’s senior credit agreement, enter into sale and leaseback transactions; repay subordinated indebtedness, amend material agreements governing the Company’s subordinated indebtedness (including the Senior Subordinated Notes); and change the Company’s lines of business.

The senior credit facility and indentures governing the Senior Toggle Notes and the Senior Subordinated Notes also contain change of control provisions and certain customary affirmative covenants and events of default. As of December 31, 2007, the Company was in compliance with all restrictive covenants related to its long-term obligations.

Subject to certain exceptions, the senior credit agreement and the indentures governing the notes permit the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness. None of our non-U.S. subsidiaries or Puerto Rico subsidiaries are guarantors of the loans or notes.

As market conditions warrant and subject to our contractual restrictions and liquidity position, we and/or our major equityholders, including Blackstone and its affiliates, may from time to time repurchase our outstanding debt securities, including the Senior Toggle Notes and the Senior Subordinated Notes, and/or our outstanding bank loans, in privately negotiated or open market transactions, by tender or otherwise. Any such repurchases may be funded by incurring new debt, including additional borrowings under our existing revolving credit facility. Any new debt may also be secured debt. We may also use available cash on our balance sheet.

Under the indentures governing the notes, our ability to engage in certain activities such as incurring certain additional indebtedness, making certain investments and paying certain dividends is tied to ratios based on pro forma Adjusted EBITDA (which is defined as “EBITDA” in the indentures).

Adjusted EBITDA is based on the definitions in our indentures, is not defined under U.S. GAAP, and is subject to important limitations. We have included the calculations of pro forma Adjusted EBITDA for each of the periods presented as Adjusted EBITDA is the earnings measure defined in the covenants under the indentures governing the notes. Because not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

In calculating Adjusted EBITDA, we add back certain non-cash, non-recurring and other items that are included in EBITDA and net income as required by various covenants in the indentures governing the notes. Adjusted EBITDA, among other things:

•	does not include non-cash stock-based employee compensation expense and certain other non-cash charges;

•	does not include cash and non-cash restructuring, severance and relocation costs incurred to realize future cost savings and enhance our operations;

•	adds back minority interest expense, which represents the minority investors’ ownership of certain of our consolidated subsidiaries and is, therefore not available to us; and

•	includes estimated cost savings which have not yet been fully reflected in our results.

Our pro forma Adjusted EBITDA for fiscal 2007 and the twelve months ended December 31, 2007 based on the definitions in our indentures is calculated as follows:

	Pro forma	Pro forma
	Year Ended June 30, 2007	Twelve Months Ended December 31, 2007
(in millions)	(unaudited)	(unaudited)
Earnings/(loss) from continuing operations	$(81.5)	$(61.6)
Depreciation and amortization expense	151.2	157.7
Interest expense, net	196.9	199.5
Income tax (benefit)/expense	(52.5)	(61.2)

EBITDA	$214.1	$234.4

Equity compensation(a)	19.7	10.3
Impairment charges and (gain)/loss on sale of assets(b)	(1.5)	(4.2)
Restructuring and other special items(c)	22.8	31.8
Cardinal allocation(d)	16.9	—
Other non-recurring/one-time items(e)	18.5	26.0
Estimated cost savings(f)	20.6	21.7
Other adjustments(g)	7.5	5.0
Advisory monitoring fee(h)	10.0	10.0
Disposition adjustments(i)	3.9	3.9

Adjusted EBITDA	$332.5	$338.9

(a)	Reflects pro forma non-cash stock-based employee compensation expense under the provisions of SFAS No. 123R, Share-based Payments.

(b)	Reflects non-cash asset impairment charges and losses from the sale of assets not included in restructuring and special items discussed below. See Note 16 to our annual audited financial statements for additional information.

(c)	For the pro forma fiscal 2007, restructuring and other special charges of $22.8 million reflects the following:

•

$14.5 million related to restructuring activities, which includes $12.0 million of employee-related costs. The restructuring programs focus on various aspects of operations, including closing and consolidation of certain operations, rationalizing headcount and aligning operations in a more strategic and cost-efficient structure.

•	$7.0 million related costs incurred to separate from Cardinal.

•	$1.1 million associated with amortization of a non-compete agreement associated with an acquisition by the Predecessor.

See Note 6 of our annual audited financial statements for additional information.

For the pro forma twelve months ended December 31, 2007, restructuring and other special charges of $31.8 reflects the following:

•

$17.4 million related to restructuring activities. The restructuring programs focus on various aspects of operations, including closing and consolidation of certain operations, rationalizing headcount and aligning operations in a more strategic and cost-efficient structure.

•	$13.7 million related costs incurred to separate from Cardinal.

•	$0.7 million associated with amortization of a non-compete agreement associated with an acquisition by the Predecessor.

(d)	For the pro forma fiscal 2007, amount reflects the excess of the Cardinal Allocation of $53.1 million over our expected stand-alone cash costs of $36.2 million for corporate administrative support services (including cash management, facilities management, security, payroll and employee benefit administration, insurance administration, IT and telecommunication services). However, we cannot guarantee that our actual stand-alone costs will not be higher than our current estimates. See Note 11 of our annual audited financial statements for additional information.

(e)	For the pro forma fiscal 2007, amount reflects the following one-time items: $13.2 million associated with start-up investment in our new Sterile Technologies facilities in Brussels and North Raleigh, and $5.3 million of other non-recurring items. For the pro forma twelve months ended December 31, 2007, amount reflects the following one-time items: $9.1 million associated with start-up investment in our new Sterile Technologies facilities in Brussels and North Raleigh, $10.0 million related to the one time non cash inventory write down within our Oral Technologies Segment (see Note 1 of our unaudited interim financial statements for additional information) and $6.9 million of other non-recurring items. Although we refer to these as one-time items, there can be no guarantee that we will not incur similar items in the future.

(f)	Reflects cost savings that we estimate we would have achieved from our restructuring and operational excellence programs where actions have begun or have already been completed if those actions had been completed at the beginning of the period presented, including $11.3 million and $4.7 million from headcount reductions and $9.3 million and $17.0 million from other cost reduction initiatives for the pro forma fiscal 2007 and the pro forma twelve months ended December 31, 2007, respectively. However, there is no guarantee we will be able to achieve this level of cost savings.

(g)	For the pro forma fiscal 2007, amount reflects other adjustments required in calculation our covenant compliance under the indentures governing our notes, primarily $4.6 million of minority interest expense, $2.3 million of severance and relocation costs and $0.6 million of franchise taxes in selling, general and administrative expenses. For the pro twelve months ended December 31, 2007, amount reflects other adjustments required in calculation our covenant compliance under the indentures governing our notes, primarily $2.7 million of minority interest expense, $1.9 million of severance and relocation costs and $0.4 million of franchise taxes in selling, general and administrative expenses. However, minority interest expense does not represent EBITDA that is available to us, and we expect to incur severance and relocation costs and franchise taxes in the future.

(h)	Represents amount of advisory monitoring fee.

(i)	For the pro forma fiscal 2007, amount reflects the elimination of $4.1 million of losses from one of our facilities, which we expect to close in December 31, 2007, offset by $0.2 million of EBITDA generated by businesses, which we sold on March 9, 2007. For the pro forma twelve months ended December 31, 2007, amount reflects the elimination of $3.8 million of losses from one of our facilities, which we expect to close in December 31, 2007, plus $0.1 million of EBITDA generated by businesses, which we sold on March 9, 2007 We have not eliminated $3.9 million and $1.9 million of EBITDA generated by an Oral Technologies facility, which was sold to a customer in July 2006, because it is part of a larger customer relationship that is expected to continue. We cannot assure you that this customer will continue to generate the same level of cash flows as in the past.

Interest Risk Management

A portion of the debt used to finance our operations is exposed to interest rate fluctuations. We may use various hedging strategies and derivative financial instruments to create an appropriate mix of fixed and floating rate assets and liabilities. The primary interest rate exposure as of December 31, 2007 is to interest rate fluctuations in the United States and Europe, especially LIBOR and EURIBOR interest rates. We currently use interest rate swaps as the derivative instrument in these hedging strategies. The derivatives used to manage the risk associated with our floating rate debt were designated as cash flow hedges.

Currency Risk Management

Periodically we may utilize forward currency exchange contracts to manage our exposures to the variability of cash flows primarily related to the foreign exchange rate changes of future foreign currency transaction costs. In addition, from to time to time we will utilize foreign currency forward contracts to protect the value of existing foreign currency assets and liabilities. We expect to continue to evaluate hedging opportunities for foreign currency in the future.

Contractual Obligations

The following table summarizes our future contractual obligations as June 30, 2007:

	2008	2009 - 2010	2011 - 2012	Thereafter	Total
	(in millions)
Debt(1)	$35.4	$29.2	$28.7	$2,213.4	$2,306.7
Interest(2)	203.6	372.4	368.2	484.6	1,428.8
Capital lease obligations(3)	1.5	3.0	2.1	—	6.6
Operating leases(4)	17.8	29.4	12.7	14.1	74.0
Purchase obligations(5)	55.7	16.8	1.6	0.1	74.2

Total financial obligations	$314.0	$450.8	$413.3	$2,712.2	$3,890.3

(1)	Represents maturities of our long-term debt obligations excluding capital lease obligations. Amounts exclude interest expense, as the amounts ultimately paid will depend on amounts outstanding under our secured obligations and interest rates in effect during each period.

(2)	Based on assumed current interest rates, which may change in the future.

(3)	Represents maturities of our capital lease obligations included within long-term debt on our balance sheet and the related estimated future interest payments.

(4)	Represents minimum rental payments and the related estimated future interest payments for operating leases having initial or remaining non-cancelable lease terms.

(5)	Purchase obligations are defined as an agreement to purchase goods or services that is enforceable and legally binding and specifying all significant terms, including the following: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and approximate timing of the transaction. The purchase obligation amounts disclosed above represent estimates of the minimum for which we are obligated and the time period in which cash outflows will occur. Purchase orders and authorizations to purchase that involve no firm commitment from either party are excluded from the above table. In addition, contracts that can be unilaterally cancelled with no termination fee or with proper notice are excluded from our total purchase obligations except for the amount of the termination fee or the minimum amount of goods that must be purchased during the requisite notice period.

Off-Balance Sheet Arrangements

Other than operating leases, we do not have any off-balance sheet arrangements as of December 31, 2007.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to cash flow and earnings fluctuations as a result of certain market risks. These market risks primarily relate to foreign exchange rate changes. We maintain a comprehensive hedging program to manage volatility related to these market exposures. We will from time to time utilize derivative financial instruments in order to mitigate risk.

Foreign Exchange Rate Sensitivity

By nature of our global operations, we are exposed to cash flow and earnings fluctuations resulting from foreign exchange rate variation. These exposures are transactional and translational in nature. Since we manufacture and sell our products throughout the world, our foreign currency risk is diversified. Principal drivers of this diversified foreign exchange exposure include the European euro, British pound, Argentinean peso, Brazilian real and Australian dollar.

Transactional Exposure

Our transactional exposure arises from the purchase and sale of good and services in currencies other than the functional currency of our operational units. As part of our risk management program, at the end of each fiscal year, we perform a sensitivity analysis on our forecasted transactional exposure for the upcoming fiscal year. We assumed a hypothetical 10% strengthening or weakening of the currency exposure in our analysis. Included in the analysis is the estimated impact of our hedging program, which mitigates our transactional exposure. Through July 1, 2006 to April 9, 2007 and for the fiscal year ended June 30, 2006, we had hedged approximately 26% and 52%, respectively, of our transactional exposures. The following table summarizes the analysis as it relates to our transactional exposure:

	2007	2006
	(in millions)
Net estimated transactional exposure	$55.9	$25.4

Impact to earnings based upon sensitivity analysis	$5.6	$2.1
Net estimated impact of hedges	(1.4)	(1.1)

Net impact to earnings after impact of hedging based upon sensitivity analysis	$4.2	$1.0

Translational Exposure

We also have exposure related to the translation of financial statements of our foreign divisions into U.S. dollars, the functional currency of the parent. We perform a similar analysis as described above related to this translational exposure. We do not typically hedge any of our translational exposure and no hedging impact was included in our analysis at June 30, 2007 and 2006. The following table summarizes our translational exposure and the impact of a hypothetical 10% strengthening or weakening in the U.S. dollar:

	2007	2006
	(in millions)
Net estimated translational exposure	$90.1	$61.2
Impact to earnings based upon sensitivity analysis	9.0	6.1

Interest Rate Sensitivity

Until the Acquisition, we historically were not exposed to interest rate risk as the majority of our funding requirements were financed through Cardinal. For fixed rate debt, interest rate changes affect the market value, but do not impact earnings or cash flow. Conversely, for variable rate debt, interest rate changes generally do not affect the fair market value, but do impact earnings and cash flow, assuming other factors are held constant. We will be exposed to interest rate changes as a result of our borrowings under our senior term loan facilities, which bear interest at floating rates. A hypothetical 1% increase in variable interest rates for the indebtedness would have impacted earnings and cash flow for the fiscal year ended June 30, 2007 by approximately $14.3 million. At June 30, 2007, we have hedged 43% of our interest rate exposure.

INDUSTRY OVERVIEW

In this section, the market data and other statistical data that we present are based on our good faith estimates together with synthesis and analyses derived from independent industry publications or other independent sources. We compete in large growth markets with attractive outsourcing trends. Historically, large pharmaceutical companies employed contract manufacturers primarily to obtain specific technologies, expertise or additional manufacturing capacity not available in-house. Today, many large pharmaceutical companies employ outsourcing as a key component of their business and financial strategy. As a result, the scope of services provided by contract manufacturers has expanded to include dosage form design, process optimization, pre-clinical stage to commercial stage manufacturing, packaging, logistics and marketing support. By aligning themselves with selected vendors that deliver custom solutions to meet their specific needs and specifications, large pharmaceutical companies can more effectively control fixed costs for non-core activities and redeploy capital into core activities such as drug discovery and marketing.

The proliferation of emerging and specialty pharmaceutical and biotechnology companies has also contributed to the growth of outsourcing. Many of these companies choose not to construct their own manufacturing capabilities, and instead rely entirely on outsourcing for their manufacturing needs. In recent years, the biotechnology sector in particular has been a strong driver of outsourcing growth. Biotechnology-produced compounds have been one of the fastest growing segments of the prescription drug market and a majority of biotechnology companies outsourced some portion of their supply chain in 2006.

In 2006, global pharmaceutical and biotechnology companies spent approximately $530 billion on cost of sales, general and administrative expenses and research and development. Of this total, we estimate that these companies spent approximately $120 billion worldwide on outsourcing, representing 22% of their total costs. Based upon internal analyses, primary research with our global customers and external sources, we anticipate pharmaceutical and biotechnology outsourcing spending to outpace overall industry spending by nearly 50% from 2006 through 2010.

Of the estimated $120 billion that pharmaceutical and biotechnology companies spent on outsourcing in 2006, we estimate that approximately $10 billion was spent on Oral Technologies, Packaging Services and Sterile Technologies.

We estimate that by 2010, pharmaceutical and biotechnology companies will spend approximately $185 billion worldwide on outsourcing, of which approximately $14 billion will be spent in the areas in which we operate. This represents an annual growth rate of approximately 9% for the overall pharmaceutical outsourcing market and an annual growth rate of approximately 7% for the areas in which we operate.

The table below sets forth our estimates of historical and projected pharmaceutical outsourcing spending by segment:

	Outsourced Market Size		Our Market Share
	2006	2010	2006
Segment	(dollars in billions)
Oral Technologies	$4.5	$6.0	19%
Sterile Technologies	4.0	5.7	10%
Packaging Services	1.9	2.5	25%

	$10.4	$14.2	16%

Management estimates.

Key Trends Affecting Outsourcing

Several key trends within the outsourcing market are expected to continue to provide robust outsourcing growth and to further extend our market-leading positions in the categories in which we compete, including the following:

Favorable Prescription Drug Demand Trends. Recent increases in demand for prescription drugs across nearly all routes of administration have been driven by rapidly aging populations in North America, Europe and Japan. This demand has been further strengthened by recent legislative changes in the United States that provide expanded access to drugs for both Medicare and Medicaid recipients. Moreover, approvals of new and innovative drug and biologic treatments have led to higher demand for injectable biologics and drugs. In addition, recent changes to patent regulation, increasing urbanization and rising affluence have begun to create new branded drug and over-the-counter market opportunities for pharmaceutical companies in emerging markets such as China and India. While payors in many developed countries are putting pressure on branded drug pricing, we believe that these demographic and other factors are likely to result in sustained growth in demand for prescription drugs over the next several years.

Capacity Imbalances Within Large Pharmaceutical Companies. We believe that pharmaceutical companies, especially large global firms, continue to operate many of their core commercial manufacturing and packaging facilities at utilization rates that are substantially below full capacity. The shift toward generic alternatives has adversely affected demand for individual products that branded pharmaceutical companies offer, requiring greater manufacturing flexibility by these companies. The advent of personalized drugs, to the extent they become prevalent, will intensify the need for manufacturing flexibility. As a result of these trends, certain major pharmaceutical companies have announced anticipated future closures of certain of their own facilities, and may migrate to a more efficient, high-quality, lower fixed cost, and more flexible supply chain infrastructure, often through strategic partnerships with outsourcing providers. We believe that this trend is likely to accelerate in the near future, as large pharmaceutical companies continue to search for profit improvement opportunities in an increasingly competitive industry.

Reimbursement Shift Towards Patient Self-administration and Improved Drug Outcomes. Both government and private payors are increasingly seeking lower-cost means of administering drugs and biologics to patients. Cost savings can often be achieved by shifting inpatient- or physician-office-administered drugs to patient self-administration. In addition, payors globally are becoming more discriminating in selecting which drugs to cover and prefer drugs with truly differentiated outcomes. We believe these factors will favor dose forms and packaging innovations that can help improve outcomes by enabling better patient compliance with drug regimens, such as advanced oral dose forms and compliance packaging, or by making it easier for patients to self-administer drugs, such as pre-filled syringes and administration-enhancing packaging.

Stricter Regulatory and Environmental Requirements. The rising stringency of regulatory and environmental requirements has driven pharmaceutical and biotechnology companies to outsource, particularly for hard-to-handle compounds such as potent drugs, cytotoxics and hormones. Despite new innovative treatments for cancer, chemotherapy remains the primary treatment option for most tumors, leading to growing demand for cytotoxics, which require fully segregated manufacturing facilities.

Certain Outsourcing Markets

We operate primarily in the Oral Technologies, Packaging Services and Sterile Technologies areas of the pharmaceutical outsourcing industry.

Oral Technologies

Approximately seven of every ten doses of prescription drugs worldwide are administered orally. We estimate that global sales in 2006 of global oral dose forms were approximately $300 billion, and we project that this market will grow at an estimated 4% annual rate through 2010. For the areas of the oral dose forms market in which we operate, we believe approximately 30% of manufacturing was outsourced in 2006, representing an outsourcing market of approximately $4.5 billion, primarily comprising advanced dose forms and those requiring specialized handling. We estimate that the outsourced percentage of oral dose forms will expand to approximately 38% by 2010, primarily driven by growth within specialty areas such as advanced drug delivery technologies, cytotoxics, potents and specialty generics.

Softgels

Softgels are oral dosage forms that typically involve a gelatin shell surrounding a liquid fill. The overall outsourcing market for softgels, including both prescription and non-prescription drugs, was approximately $1.2 billion in 2006. We estimate that the outsourcing market for softgels is expected to grow at an annual rate of approximately 5% through 2010. We estimate that our market share of the overall softgel market, including prescription drugs, over-the-counter vitamins and mineral supplements was approximately 50% in 2006, while our market share of the prescription softgel market was approximately 80%.

Modified Release

The modified release market includes both fast-dissolving oral dose forms and controlled release dose forms, which are designed to dissolve slowly and release a drug over time. We estimate that the market size for outsourced fast-dissolving oral dose forms was approximately $125 million in 2006, and is expected to grow at an annual rate of approximately 18% through 2010. In the prescription and over-the-counter fast dissolving dose form market, we estimate that our Zydis® market share was approximately 72% in fiscal 2006. We estimate that the outsourced controlled release dose form market was approximately $183 million in 2006, and is expected to grow at an annual rate of approximately 6% through 2010. We believe our market share in the outsourced controlled release dose form market was approximately 25% in fiscal year 2006.

Sterile Technologies

Sterile Injectables

The injectables area includes injections and intravenous solutions. Many newer classes of drugs today can only be delivered via injection due to the drug’s molecular structure or incompatibility with the digestive system, the need for precise targeting, or the volume of medication to be delivered. From 2004 to 2006, injection has been the fastest-growing route of administration in the global prescription drug market by sales growth rate. Demand for injectable drugs has risen as patients have required increasingly advanced treatments to address complex diseases and previously unaddressed medical conditions. In recent years, the rapidly aging population in the U.S. has led to rising demand for sterile injectables from hospitals, the largest consumers of injectable drugs. A majority of the current drug and biologics research and development pipeline projects today are injectables. As a result, we project that injectables will be the fastest-growing route of drug administration over the next several years, and will increase from one-fifth of the global prescription market in 2006 to one-third of the market by 2010.

We estimate that global outsourced injectables manufacturing was approximately $2.2 billion in 2006, and we project that it will grow by approximately 11% annually through 2010, led by strong demand for pre-filled syringes and increased use of outsourcing by pharmaceutical companies. Suitable available manufacturing capacity, high quality and consistent execution are highly valued by pharmaceutical companies, and enable premium pricing and attractive margin potential for outsourcing companies in the injectables market.

Sterile Blow-Fill-Seal

Blow-fill-seal manufacturing involves the formation, filling and sealing of a container in a controlled process without human intervention in a sterile enclosed area inside a machine. Blow-fill-seal technology is primarily used for non-injectable drugs. The complexity of aseptic manufacturing, high start-up capital requirements, long lead time and stringent regulatory requirements serve as significant barriers to market entry for pharmaceutical and biologic manufacturers. We estimate that the blow-fill-seal outsourcing market was approximately $300.0 million in fiscal 2006, and we expect this market to grow at an annual rate of 9% through 2010. We estimate our current market share in this market was approximately 37% in 2006.

Packaging Services

Based on published external research and our own primary customer research, we believe that the pharmaceutical industry currently spends approximately $12 billion annually on pharmaceutical packaging and printed components. Currently, most multinational drug companies produce or assemble a majority of their packaging materials and related drug packaging in-house. For outsourced services, customers are becoming increasingly focused on integrated solutions which range from initial packaging design to final filling and assembly. In addition, we expect that the desire to prevent counterfeiting and to track drug pedigrees will continue to drive demand for new packaging services, driven in part by recent legislative activities in the United States at both a federal and state level, which mandate adoption of product serialization technologies. We estimate that approximately 10% of total packaging spending was outsourced in 2006, and that the size of the outsourced commercial packaging and printing market was approximately $1.2 billion in 2006. We estimate that the outsourced clinical packaging and supply market was approximately $800 million in 2006, resulting in a total outsourcing market for packaging services of approximately $2 billion in 2006.

We believe pharmaceutical companies will continue to outsource a substantial portion of their packaging as they continue to seek improved patient outcomes, cost efficiencies and reduced fixed costs to mitigate pricing pressure. Based on projected growth rates for prescription and over-the counter drugs, we estimate that the demand for packaging outsourcing services will expand 6% annually through 2010.

BUSINESS

Our Company

We are one of the leading providers of proprietary drug delivery and packaging technologies and outsourced services to the global pharmaceutical and biotechnology industry. In fiscal 2006, we provided one or more services for 80% of the global top 200 selling drug compounds, and from 2003 to 2006, we provided services for nearly 40% of all newly-approved drug and biologic products in the United States. Our proprietary drug delivery and packaging technologies help our customers achieve their desired clinical and market outcomes and are used in many well-known products. Our business is organized in three operating segments: Oral Technologies, Sterile Technologies and Packaging Services. Our core businesses in Oral Technologies and Packaging Services have historically generated stable results. We believe that our investment in new Sterile Technologies facilities, among other factors, will contribute to the growth of our Sterile Technologies segment. We believe that through our innovation and the introduction of new products by our customers, we will continue to benefit from the attractive margins and growth potential of all of these areas.

We have extensive relationships with leading pharmaceutical and biotechnology customers. In fiscal 2007, we generated revenues from 49 of the top 50 global pharmaceutical companies and 36 of the top 50 global biotechnology companies. Selected key customers include Pfizer, Johnson & Johnson, GlaxoSmithKline, Eli Lilly, Merck, Abbott, Genentech, Wyeth and Novartis. We have many longstanding relationships with our customers, particularly in proprietary technologies, where a product relationship will often last for more than a decade and can extend from clinical development through the end of the product cycle. We serve customers who require innovative product development, superior quality, advanced manufacturing and skilled technical services to support their development and marketed product needs.

We believe our customers value us because our breadth of technologies and services, geographic reach, and depth of expertise enable us to create a broad range of single-or integrated-offering business and product solutions, many of which are unavailable on an integrated basis from other providers of individual technologies or outsourcing services. The aim of our offerings is to allow our customers to manage their own capital bases more efficiently, lower their total costs and focus on their core competencies to develop and commercialize more products that improve outcomes for patients. We believe our market position, global scale and customer and offering diversity reduce our exposure to potential strategic and product shifts within the industry. For fiscal 2007, we generated net sales of $1.7 billion, with a relatively balanced revenue split between our North American and European operations.

Our history of innovation in the advanced delivery and packaging of drugs formed the foundation of our market-leading business. We have a track record of more than seven decades of oral dose form innovation since we commercialized softgel manufacturing in the 1930s. We launched the “fast dissolve” dose form category by commercializing our Zydis® technology in the 1980s and introduced a vegetable-based softgel shell system, VegiCaps® Soft, in 2001. In addition to oral dose innovations, we have three decades of packaging innovation experience in patient and physician sample kits, innovative child resistant/senior-friendly designs, unit dose technology (DelPouch®/DelStrip™) and compliance-enhancing packaging (HingePack™). Today we employ more than 1,000 scientists and technicians, and hold over 1,400 patents and patent applications in advanced drug delivery, biologics formulation, manufacturing and packaging. We apply this portfolio to actively support current and future revenue generation, and for certain of our technologies we may receive exclusivity fees and royalties.

Our Competitive Strengths

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Leading Provider of Innovative Proprietary Technologies and Outsourced Services. We are one of the leading providers of proprietary drug delivery and packaging technologies and outsourced services to the global pharmaceutical and biotechnology industry. We believe we have the leading market share position within the Oral Technologies and Packaging Services segments. With over 1,000 scientists and technicians worldwide, and over 1,400 patents and patent applications, we possess significant depth of proprietary technologies and formulation expertise.

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Longstanding, Extensive Relationships with Blue Chip Customers. We have longstanding, extensive relationships with leading pharmaceutical and biotechnology customers, with revenues in fiscal 2007 from 49 of the top 50 global pharmaceutical companies and 36 of the top 50 global biotechnology companies. These and our hundreds of other customers require high-end product development, superior quality, advanced manufacturing and skilled technical services to support their development and marketed product needs. We believe our customers value us because our geographic reach, breadth of offerings, and depth of expertise enables us to create a broad range business and product solutions, many of which are unavailable on an integrated basis from other individual providers of outsourcing services.

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Diversified Operating Platform. We are diversified by virtue of our geographic scope as well as across our customer base, our customers’ products, our service offerings and our ability to provide solutions at nearly every stage of product lifecycles. We provide services for thousands of products and customers in nearly 100 countries, with the top 20 products representing less than one-third of total revenue in fiscal 2007. In fiscal 2007, no customer accounted for more than 7% of our net revenues. This diversity, combined with long product lifecycles and close customer relationships, has contributed to the stability of our business. It has also allowed us to capitalize on opportunities across the spectrum of outsourced services to the pharmaceutical and biotechnology industries and reduce our exposure to potential strategic, customer and product shifts.

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Culture of Innovation with Strong Formulation and Engineering Foundation. We have a long track record of innovation across our offerings, and to further encourage active innovation we are developing incentive compensation systems linked to patent filings, and other recognition and reward programs for scientists and non-scientists alike. In late 2006, we created a multi-disciplinary Innovation Council to identify, assess and prioritize innovation investments. Our culture of creativity and innovation is founded on our advanced drug delivery and formulation scientists, our advanced packaging and blow-fill-seal design engineers, and our manufacturing engineers throughout our global network. We also design and build much of our critical softgel manufacturing equipment, and design and fabricate tooling and other critical components in many of our businesses.

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Significant Historical Investment in Global Manufacturing. We have made significant investments to establish a global manufacturing footprint, with nearly four million square feet of manufacturing and laboratory space across five continents. Recent investments in new Sterile Technologies facilities in North Raleigh and Brussels have positioned us for future growth in key market areas such as pre-filled syringes and injectable vials. These manufacturing and packaging capabilities allow us the flexibility to accommodate the changing needs of our customers while consistently maintaining their quality, delivery and regulatory compliance requirements.

•

High Standards of Quality and Regulatory Compliance. We operate our plants in accordance with current GMP, utilizing the same high standards as our large pharmaceutical and biotechnology customers. We have approximately 1,100 employees around the globe focusing on quality and regulatory compliance. More than half of our manufacturing and packaging facilities are registered with the FDA, some of our manufacturing and packaging facilities are registered with other regulatory agencies, where applicable, such as the European Agency for the Evaluation of Medical Products, and certain facilities are registered with multiple regulatory agencies.

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Strong and Experienced Management Team. Our senior management team is operationally focused with more than 200 years of combined and diverse experience within the pharmaceutical and healthcare industries. With an average tenure of 18 years within healthcare, this team possesses deep market knowledge and a wide network of industry relationships.

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Principal Shareholder with Proven Healthcare Sector Expertise. Our principal shareholder is an entity controlled by affiliates of The Blackstone Group, a leading global alternative asset manager and financial advisory firm. Current and prior healthcare investments by The Blackstone Group, in addition to the Company, include: Biomet, Emcure, Gerresheimer, HealthMarkets, Nycomed, DJO Inc., Southern Cross, Stiefel Labs, TeamHealth and Vanguard Health Systems.

Our Strategy

We believe we are well positioned to leverage our market-leading position, strong customer relationships, innovative technologies and prior growth investments to generate future growth and attractive returns on capital. We have identified three strategic components to our growth strategy:

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Driving value creation in our current businesses through operational excellence, focused selling of development and supply chain solutions, active cross-referral and selling of individual offerings, and maximizing the value created from our new Sterile Technologies facilities.

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Creating new value through focused, market-centric innovation and technology leadership efforts, including development of new, differentiated solutions; creating new markets and expanding current markets for our offerings; making obsolete the need for our customers to maintain in-house capabilities in our areas of competency; and new intellectual property generation and access.

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Expanding our participation in marketed products, such as through royalties and profit-sharing opportunities or through development and out-licensing of these products, to enable us to retain a greater share of the value of the products we produce.

The key near-term elements of our growth strategy include:

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Leverage Our Stable Core Businesses. Oral Technologies and Packaging Services constitute the majority of our fiscal 2007 revenue and EBITDA. We intend to leverage these businesses by increasing our sales of integrated solutions offerings to our existing customers, to maximize our share of existing customers’ outsourcing spending and further diversify our customer base.

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Realize Benefits of Our Investment in North Raleigh and Brussels Sterile Technologies Facilities. We have made significant capital investments in our North Raleigh and Brussels Sterile Technologies facilities to position us for future growth. These investments are intended to establish us as a significant player in the attractive sterile injectables industry, which is the fastest growing route of drug administration in the market today. These facilities are customized for lyophilized and liquid vial products (North Raleigh) and pre-filled syringes (Brussels). The Brussels facility received a Certificate of GMP Compliance from the national inspectorates in July 2006, and has a program underway to prepare the site for FDA inspection, anticipated in 2008. The first commercial product produced at the North Raleigh facility received FDA approval in August 2006. We expect that these developments, coupled with the new customer products which we are now servicing at these facilities, will result in additional demand for our services from existing and new customers.

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Continue to Streamline Organization through Operational Excellence Initiatives. We seek to achieve margin improvements as a result of Operational Excellence initiatives such as Lean Manufacturing and Six Sigma, focusing on the continual reduction of costs and delivery of incremental efficiencies throughout the manufacturing process. Lean Manufacturing includes a set of programs designed to eliminate inefficiencies from processes to drive improved earnings and customer satisfaction, and Six Sigma represents the use of trained personnel to significantly reduce process variations and produce to the desired specification.

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Realize Benefits from Growth Initiatives Already Underway. We have identified specific initiatives which are intended to drive future EBITDA growth. Recent launches in our Oral Technologies and Sterile Technologies segments are expected to contribute to future EBITDA growth, followed by other potential customer launches of products across all of our operating segments that are currently in development. We also intend to drive additional EBITDA growth through future launches from technology innovation development programs that are currently underway. We also have in active development multiple programs for prescription and consumer health products that, if successfully clinically developed and commercially launched, we believe will provide a significant contribution to EBITDA through manufacturing revenues, profit shares and/or royalties.

History

Prior to our acquisition by Blackstone, we operated as part of the Pharmaceutical Technologies and Services segment of Cardinal. We were formed by Cardinal through a series of acquisitions starting in 1996 in order to provide a broad range of specialized, market-leading solutions for the pharmaceutical and biotechnology industry. In 1996, Cardinal acquired PCI Services, Inc., which was the market leader in the outsourced packaging for prescription and over-the-counter pharmaceuticals, veterinary and other products. Two years later, Cardinal acquired R.P. Scherer Corp., the market leader in advanced oral drug delivery technologies which commercialized softgel manufacturing in the 1930s. In order to participate in the important sterile dose form market, in 1999, Cardinal acquired Automatic Liquid Packaging, Inc., the market leader in blow-fill-seal technology for respiratory treatments, ophthalmics and other areas. These businesses, as well as the other businesses which had been acquired, were first combined in one reporting segment in 2000, and in early 2002, all of the existing legacy company names were replaced with Cardinal Health Pharmaceutical Technologies and Services.

In 2001, we continued our expansion with two acquisitions, SP Pharmaceuticals, LLC, a provider of sterile fill/finish manufacturing and lyophilization services for injectables, and International Processing Corporation, which provided us with oral solid coating and dose manufacturing capabilities. In 2002, we entered the fee-for-service analytical chemistry market with the acquisition of Magellan Labs, a leader in the analytical sciences services to the U.S. pharmaceuticals industry. Finally, in 2003, Cardinal acquired Intercare Group PLC, from which we expanded our European manufacturing network. During this period and through 2006 we also made other selective acquisitions of business facilities and technologies in all segments.

Our Segments

Our offerings and services are summarized below by segment.

Segment	Offerings and Services	Fiscal 2007 Revenue*
		(in millions)
Oral Technologies	• Formulation, development and manufacturing of prescription and consumer health products using our proprietary softgel and Zydis technologies, as well as conventional technologies	$943.3
Packaging Services	• Contract packaging (blisters, bottles, pouches and unit doses), advanced packaging technologies, and printing, and dose manufacturing, packaging, storage, distribution and inventory management for clinical trials	$551.7
Sterile Technologies	• Formulation, development, and manufacturing for lyophilized powder-filled vials; liquid-filled vials, prefilled syringes, and blow-fill-seal containers; analytical and scientific consulting services; biologic cell line development; and services for inhaled products	$249.1

*	Excludes inter-segment revenue elimination of $40.4 million.

Oral Technologies segment

Our Oral Technologies segment provides both softgel and modified release technologies.

Softgel

We provide formulation, development and manufacturing services of soft gelatin, or softgel, capsules, which we first commercialized in the 1930s. We are the market leader in overall softgel manufacturing, and we hold a leading market position in the prescription arena. Our two main product lines, traditional softgel capsules (in which the shell is made from animal-derived materials) and VegiCaps® Soft (in which the shell is made from vegetable-derived materials), are used in a broad range of customer products including in the prescription, over-the-counter and vitamin markets. Softgel capsules encapsulate liquid, paste or oil-based active compounds in solution or suspension into an outer shell, sealing the capsule simultaneously with filling. Softgel capsules have historically been used to solve formulation challenges or technical issues for a specific drug, to help improve the clinical performance of compounds, to provide important market differentiation particularly for over-the-counter compounds, and to provide safe handling of hormonal, potent and cytotoxic drugs. For example, Wyeth, using our patented formulation and shell technologies in their Advil® Liqui-Gels® softgel product, was able to obtain clinical proof of a “faster onset” of pain relief than available from competing drugs. As a result, the Liqui-Gel® products in the Wyeth Advil® franchise have been one of the faster growing products in this category.

Both physician and patient studies we have conducted have demonstrated a preference for softgel capsules versus traditional tablet and capsule dose forms in terms of ease of swallowing, real or perceived speed of delivery, lack of unpleasant odor or taste and, for physicians, perceived improved patient compliance with dosing regimens.

We also participate in the softgel vitamin, mineral and supplement business in selected regions around the world. With our introduction in 2001 of our vegetable-derived softgel shell, VegiCaps® Soft capsules, drug and consumer health manufacturers have been able to expand the compatibility of the softgel dose form with a broader range of active ingredients and serve patient/consumer populations that were previously inaccessible due to religious, dietary or cultural preferences. Our VegiCaps® Soft capsules are patent protected in most major global markets.

Representative customers include Wyeth, Novartis, Abbott, GlaxoSmithKline, Mylan and Bayer.

Modified Release

We provide formulation, development and manufacturing services for fast-dissolve (Zydis®) and controlled release products. We launched the “fast-dissolve” tablet category in the 1986 with Zydis®, a unique oral dosage form that is freeze-dried in its package, can be swallowed without water and which dissolves in the mouth in typically less than three seconds. Typically used for drugs and for patients who can benefit from rapid oral dissolution, it is utilized in a wide range of products and indications, including a broad range of central nervous system-related disease treatments, such as products for migraines, Parkinsons’ Disease, schizophrenia, and pain-relief. It is also typically more expensive than traditional tablets and therefore used for branded, higher-priced drugs. Zydis®-based tablets continue to be used in new ways by our customers as we extend the application of the technology to new categories, such as a recently launched product for allergies that can replace existing injection delivery. We plan to continue to expand the development pipeline of customer products for Zydis®.

For controlled release, we offer a broad range of proprietary and conventional technologies that allow for once-daily administration of drugs instead of more frequent dosing, taste-masking, and other functional benefits. Through the use of substantial coatings and formulation know how, and through other traditional and proprietary approaches, including our controlled release technologies of EnCirc® (providing for higher drug loading), EnVelSM (for taste-masking) and EnSolvSM (for improved dissolution), safety and other clinical issues that have historically limited formulation options for many oral medications can often be mitigated.

Representative customers include Pfizer, Eli Lilly and Company Limited, Johnson & Johnson, Schering-Plough, Merck and GlaxoSmithKline.

Sterile Technologies segment

Our Sterile Technologies segment provides injectable, blow-fill-seal, inhalation, and biologic cell line development technologies.

Injectables

We provide formulation, development, clinical and commercial manufacturing and analytical services for injectable products. Our extensive range of injectable manufacturing offerings, which include filling drugs or biologics into vials, pre-filled syringes, bags and other stable delivery formats, and lyophilization for unstable drugs and biologics. Lyophilization, or freeze-drying of the drug, converts it into a dry powder that is reconstituted before administration. We provide integrated solutions offerings and related supporting services such as process validation skills. With our range of injectable solutions we are able to meet a wide range of specifications, timelines and budgets. We have invested in facilities to meet the expected demands of our customers. The complexity of the manufacturing, know-how and high startup capital requirements create significant barriers to entry and, as a result, there are a limited number of competitors.

Our new facilities include our new North Raleigh facility, custom-configured for manufacturing lyophilized and liquid vial products, with access to a highly skilled, experienced local labor force, and our new Brussels facility, a purpose-built facility for pre-filled syringes. The Brussels facility received a Certificate of GMP Compliance from the national inspectorates in July 2006, with a program underway to prepare the site for FDA inspection, anticipated in 2008. The first commercial product produced at the North Raleigh facility received FDA approval in August 2006.

Representative customers include Pfizer, Sanofi Aventis and Novartis.

Blow-Fill-Seal

Blow-fill-seal is advanced aseptic processing which involves a continuous process of forming, filling with solution and sealing a plastic container in a sterile environment. Blow-fill-seal is substantially lower cost per unit than traditional sterile forms and is primarily used for non-injectable drugs, such as respiratory, ophthalmic and otic products including Sepracor’s Xopenex® and Tobi® from Novartis.

Our sterile blow-fill-seal manufacturing has the capacity and flexibility of manufacturing configurations and solutions for products that are temperature, light and oxygen sensitive. We also provide innovation around complex container design and manufacture. Our regulatory expertise leads to decreased time to commercialization and our dedicated and development production lines support feasibility, stability and clinical runs. In 2006, we had the number one market share position in outsourced blow-fill-seal, and we operate the highest throughput contract manufacturing blow-fill-seal facility in the world. We plan to continue to expand our product line in existing and new markets and in higher margin specialty products with respiratory, ophthalmic, injectable and nasal.

Representative customers include Sepracor, Novartis, Genentech and Alcon.

Other

We also offer additional capabilities, in certain of which we have a leading market share position, including analytical and scientific services, regulatory consulting, and biologics product development. Our analytical capabilities include development services for sterile products and inhaled products for delivery via metered dose inhalers, dry powder inhalers and nasal sprays as well as a wide range of chemical and cell-based testing services. Our offerings are based on quality, execution and performance as well as the depth and breadth of services offered. We provide global regulatory and clinical support services, and create for our customers regulatory and clinical strategies during all stages of development. Our biologics offerings include our advanced Gene Product Expression technology (patented), or GPEx®, which is used to develop stable, high-yielding mammalian cell lines for biologic compounds. Our GPEx® technology provides rapid cell line development, with high biologics production yields, flexibility, safety and versatility.

Packaging Services segment

We offer standard and custom packaging and printing solutions for prescriptions, over-the-counter medications, and veterinary and consumer health products. We convert bulk tablets, capsules, syringes and other dose forms into market-ready packages, such as blister packs, pouches, sachets and bottles. Our capabilities also include designing, printing and producing the paper-based components of drug packaging, including folding cartons, inserts, labels and patient information materials. Examples of our patented and proprietary technologies include the design award-winning DelPouch®, for unit dosing of topical compounds, and the recently launched DelStrip™, for child-resistant packaging of filmstrip medications.

We have more than three decades of package design innovation experience, including child resistant packaging, compliance-enhancing calendar packaging designs such as HingePack™, leading-edge anti-counterfeiting packaging solutions, and two-dimensional bar code-and RFID-incorporating packaging processes. We remain focused on providing fully integrated solutions, both within the packaging area and also across our manufacturing and packaging offerings. Our scalability and flexibility is a key to our success, allowing us to meet the needs for products of varying sizes from orphan drugs all the way through blockbuster launches including the packaging for the drug Celebrex®. We have the ability to produce materials for and package more than 200 different products simultaneously in our network of facilities.

In addition, we provide clinical manufacturing, packaging, storage and inventory management for drugs and biologics in clinical trials. We offer customers flexible solutions for clinical supplies production, and provide distribution and inventory management support for both simple and complex clinical trials. This includes dose form manufacturing or overencapsulation where needed, placebos, comparator drugs, clinical packages and kits for physicians and patients, inventory management, investigator kit ordering and fulfillment, and return supply reconciliation and reporting. We support trials in most regions of the world through our network of facilities in North America, Europe, and, to meet the needs of fast-growing Asian clinical trials market, via a recently formed partnership in India.

Representative customers include Johnson & Johnson, GlaxoSmithKline, Novartis, Wyeth, Amgen Inc., Astra Zeneca and KOS.

Product Solutions

We are differentiated in the pharmaceutical outsourcing market by our ability to offer a broad range of innovative, integrated solutions which can help our customers take their compounds from laboratory to market. Once a product is on the market, we can also provide comprehensive integrated product supply, from the sourcing of the bulk drug through release to distribution. Customer solutions we develop are flexible, scalable and creative, to meet the unique needs of both large and emerging companies. We have put in place comprehensive training programs, and enhanced our technology infrastructure to support solutions development and execution. We believe that our integrated solutions will become an increasingly important contributor to our growth in the future.

Sales and Marketing

Our target customers include large pharmaceutical and biotechnology companies, mid-size emerging and specialty pharmaceutical and biotechnology companies and consumer health companies. We have longstanding, extensive relationships with leading pharmaceutical and biotechnology customers, with revenues in fiscal 2007 from 49 of the top 50 global pharmaceutical companies and 36 of the top 50 global biotechnology companies as well as hundreds of other customers. Faced with pricing and reimbursement pressures as well as other market challenges, large pharmaceutical and biotechnology companies have increasingly been seeking to enhance the clinical competitiveness of their drugs and biologics, and to reduce their fixed cost base. Many mid-size, emerging and specialty pharmaceutical and biotechnology companies, while facing the same pricing and market pressures, have chosen not to build a full infrastructure, but rather to partner with other companies—through licensing, collaborations or outsourcing—to access the critical skills, technologies and services to bring their products to market. Consumer health companies require rapidly developed, innovative dose forms, packaging and formulations to keep up in the fast-paced over-the-counter and vitamins markets. These market segments are all critically important to our growth, but require distinct solutions, marketing and sales approaches, and market strategy.

We follow a hybrid demand generation organization model in the United States and Europe, with both integrated sales teams offering the full breadth of Catalent’s solutions, and technical specialist teams providing the depth of technical knowledge and practical experience in each individual offering. All business development and field sales representatives ultimately report to a single sales head, and significant investments have been made in capabilities-specific training and selling. Our sales organization currently consists of approximately 100 full-time experienced sales professionals. We participate in major trade shows relevant to the offerings globally, and ensure adequate visibility to our offerings and solutions through a comprehensive advertising and publicity program.

Global Accounts

We manage selected accounts globally due to their materiality and growth potential. Today a total of seventeen accounts are actively managed as global accounts with annual strategic plans, goals and targets. Account leaders are also responsible for developing and leading the execution of an annual sales/operating plan for the account. We recorded approximately 40% of our total revenue in fiscal 2007 from these global accounts. These accounts are assigned a dedicated business development professional with substantial industry experience. Account leaders are responsible for managing the overall account relationship, and for most accounts one member of the executive management team is also assigned to assist in building peer-to-peer executive relationships. Growing sales, profitability, and increasing account penetration are key goals and linked to compensation. Account leaders also work closely with the rest of the sales organization to ensure alignment around critical priorities for the account.

Emerging, Specialty and Virtual Accounts

Emerging, specialty and virtual pharmaceutical and biotechnology companies are expected to be a critical driver of industry growth globally. For example, nearly 60% of the industry-wide revenue growth between 2005 and 2010 is expected to come from companies other than the top 10 pharmaceutical companies. In addition, we believe the majority of compounds in development are also from these emerging companies. Historically many of these companies have chosen not to build a full infrastructure, but rather partner with other companies to produce their products. We expect them to continue to do so in the future, and to provide critical sources for future integrated solution demand.

We expect to increase our penetration of geographic clusters of emerging companies in North America and Europe. We are pursuing active screening and targeting to identify the optimal candidates for partnering based on product profiles, funding status, relationships, and ensuring that our technical sales specialists and field sales representatives develop the custom type of integrated solutions most needed by the customer.

Contractual Arrangements

We generally enter into a broad range of contractual arrangements with our customers, including agreements with respect to feasibility, development, supply, licenses, packaging, service arrangements and quality. The terms of these contracts vary significantly depending on the offering. Some of our agreements may include a variety of revenue arrangements such as fee-for-service, royalties, profit-sharing and fixed fees. We generally secure pricing and contract mechanisms in our supply agreements that allow for periodic resetting of pricing terms and, in some cases, these agreements provide for our ability to renegotiate pricing in the event of certain price increases for the raw materials underlying our products. Our typical supply agreements include indemnification from our customers for product liability and intellectual property matters and caps on Catalent’s contractual liabilities, subject in each case to negotiated exclusions. In addition, our typical supply agreement terms range from two to five years with regular renewals of one to three years although some of our agreements are terminable upon much shorter notice periods, such as 30 or 90 days.

Manufacturing Capabilities

Our principal executive offices are located at 14 Schoolhouse Road, Somerset, New Jersey. We also operate manufacturing facilities, development centers and sales offices throughout the world. We have 32 facilities on five continents with nearly four million square feet of manufacturing, lab and related space, excluding two locations held for sale. Our manufacturing capabilities encompass a full suite of competencies including regulatory, quality assurance and in-house validation at all of the production sites. The following table sets forth our manufacturing and laboratory facilities by area and region, excluding two locations held for sale:

Facility Sites		Country	Region	Offering	Total Square Footage	Owned/Leased
1.	Braeside	Australia	Asia Pacific	Softgel	163,100	Owned
2.	Kakegawa	Japan	Asia Pacific	Softgel	107,300	Owned
3.	Aprilia	Italy	Europe	Softgel	72,000	Owned
4.	Beinheim	France	Europe	Softgel	83,950	Owned
5.	Eberbach	Germany	Europe	Softgel	383,731	Leased
6.	Swindon	United Kingdom	Europe	Softgel	157,600	Owned
7.	St. Petersburg, FL	USA	North America	Softgel	328,073	Owned
8.	Buenos Aires	Argentina	South America	Softgel	82,700	Owned
9.	Soracaba	Brazil	South America	Softgel	88,993	Owned
10.	Somerset, NJ	USA	North America	Oral	265,000	Owned
11.	Winchester, KY	USA	North America	Modified Release	120,000	Owned
12.	Swindon	United Kingdom	Europe	Modified Release	130,000	Owned
13.	Bolton	United Kingdom	Europe	Packaging Services	44,600	Owned
14.	Corby	United Kingdom	Europe	Packaging Services	103,000	Owned
15.	Dublin	Ireland	Europe	Packaging Services	82,882	Leased
16.	Schorndorf	Germany	Europe	Packaging Services	41,065	Owned
17.	Schorndorf	Germany	Europe	Packaging Services	170,785	Owned
18.	Guaynabo	Puerto Rico	North America	Packaging Services	120,200	Owned
19.	Humacao	Puerto Rico	North America	Packaging Services	105,000	Leased
20.	Manati	Puerto Rico	North America	Packaging Services	82,000	Leased
21.	Moorestown, NJ	USA	North America	Packaging Services	112,000	Owned
22.	Pennsauken, NJ	USA	North America	Packaging Services	135,000	Owned
23.	Philadelphia, PA	USA	North America	Packaging Services	7,800	Owned
24.	Philadelphia, PA	USA	North America	Packaging Services	583,624	Owned/ Leased
25.	Woodstock, IL	USA	North America	Packaging Services	*	Owned
26.	Brussels	Belgium	Europe	Sterile Injectables	161,458	Owned
27.	Limoges	France	Europe	Sterile Injectables	179,000	Owned
28.	North Raleigh, NC	USA	North America	Sterile Injectables	75,000	Owned
29.	Woodstock, IL	USA	North America	Sterile Blow-Fill-Seal	421,665	Owned
30.	Middleton, WI	USA	North America	Biologics	42,600	Leased
31.	Morrisville, NC	USA	North America	Analytical & Pulmonary	133,895	Leased
32.	San Diego, CA	USA	North America	Analytical	44,450	Leased
TOTAL					4,737,326

*	Site 25 leases space from site 29.

We operate our plants in accordance with GMP utilizing the same high standards as our large pharmaceutical and biotechnology customers. Seventeen of the thirty-two plants are registered with the FDA, some of our manufacturing and packaging facilities are registered with other regulatory agencies, where applicable, such as the EMEA. and certain facilities are registered with multiple regulatory agencies.

We have invested approximately $752.3 million in our manufacturing facilities since fiscal 2003 through improvements and expansions in our facilities including $123.4 million on capital expenditures in fiscal 2007. We believe that all of our facilities and equipment are in good condition, are well maintained and are able to operate at present levels.

Our manufacturing operations are focused on regulatory compliance, continuous improvement, process standardization and excellence in execution across the organization. Our manufacturing operations are structured around an enterprise management philosophy and methodology that utilizes principles and tools common to a number of quality management programs including Six Sigma Quality and Lean Manufacturing.

Raw Materials

We use a broad and diverse range of raw materials in the design, development and manufacture of our products. This includes, but is not limited to key materials such as gelatin, starch, iota carrageenan, packaging films, and resin for our blow-fill-seal sterile offering. The raw materials that we use are sourced externally on a global basis. Globally, our supplier relationships could be interrupted due to natural disasters and international supply disruptions, including those caused by pandemics, geopolitical issues and other issues. For example, gelatin is a key component in our Oral Technologies segment. The supply of gelatin is obtained from a limited number of sources. In addition, much of the gelatin we use is bovine-derived. Past concerns of contamination from Bovine Spongiform Encephalopathy (“BSE”) have narrowed the number of possible sources of particular types of gelatin. If there were a future disruption in the supply of gelatin from any one or more key suppliers, there can be no assurance that we could obtain an alternative supply from our other suppliers. If future restrictions were to emerge on the use of bovine-derived gelatin from certain geographic sources due to concerns of contamination from BSE, any such restriction could hinder our ability to timely supply our customers with products and the use of alternative non-bovine-derived gelatin for specific customer products could be subject to lengthy formulation, testing and regulatory approval.

We work very closely with our suppliers to assure continuity of supply while maintaining excellence in material quality and reliability. We continually evaluate alternate sources of supply, although we do not typically pursue regulatory qualification of alternative sources due to the strength of our existing supplier relationships, the reliability of our current supplier base and the time and expense associated with the regulatory process. Although a change in suppliers could require significant effort or investment by us in circumstances where the items supplied are integral to the performance of our products or incorporate unique technology such as gelatin, we do not believe that the loss of any existing supply arrangement would have a material adverse effect on our business. See “Risk Factor—Our future results of operations are subject to fluctuations in the costs and availability, and suitability of the components of the products we manufacture, including active pharmaceutical ingredients, excipients, purchased components, and raw materials.”

Competition

We compete on several fronts both domestically and internationally, including competing with other companies that provide outsourcing services to pharmaceutical, biotechnology and consumer health companies based in North America, Latin America, Europe and the Asia-Pacific region. We also may compete with the internal operations of those pharmaceutical, biotechnology and consumer health manufacturers that choose to source these services internally, where possible.

Competition is driven by proprietary technologies and know-how (where relevant), consistency of operational performance, quality, price, value and speed.

Employees

Currently, we have approximately 9,522 employees in 32 facilities on five continents, excluding facilities held for sale and accounted for as discontinued operations. Seventeen facilities are in the United States, two of which are unionized; both unionized facilities have five-year collective bargaining agreements in place with four years remaining. National work councils and/or unions are active at all 13 of our European facilities consistent with labor environments/laws in European countries, including one facility held for sale. Similar relationships with labor unions or national work councils exist in our plants in Argentina, Brazil and Australia. Our management believes that our employee relations are satisfactory.

	North America	Europe	South America	Asia Pacific	Total
Approximate Number of Employees	4,821	3,635	560	506	9,522

Intellectual Property

We rely on a combination of trade secret, patent, copyright and trademark and other intellectual property laws, nondisclosure and other contractual provisions and technical measures to protect a number of our offerings, services and intangible assets. These proprietary rights are important to our ongoing operations. We operate under licenses from third parties for certain patents, software and information technology systems and proprietary technology and in certain instances we license our technology to third parties. We also have a long track record of innovation across our lines of business, and to further encourage active innovation we are developing incentive compensation systems linked to patent filings, and other recognition and reward programs for scientists and non-scientists alike. In late 2006, we created a multi-disciplinary Innovation Council to assess and prioritize innovation investments.

We have applied in the United States and certain foreign countries for registration of a number of trademarks, service marks and patents, some of which have been registered and issued, and also hold common law rights in various trademarks and service marks. We hold over 1,400 patents and patent applications in advanced drug delivery, biologics formulation, manufacturing and packaging, with more than 200 added in the last two fiscal years.

We hold patents and license rights relating to certain aspects of our packaging services, formulations, nutritional and pharmaceutical dosage forms, mammalian cell engineering and sterile manufacturing services. We also hold patents relating to certain processes and products. We have a number of pending patent applications in the United States and certain foreign countries, and intend to pursue additional patents as appropriate. We have enforced and will continue to enforce our intellectual property rights in the United States and worldwide.

We do not consider any particular patent, trademark, license, franchise or concession to be material to our overall business.

Regulatory Matters

The manufacture, distribution and marketing of the use of our offerings for the products of our customers in this industry are subject to extensive ongoing regulation by the FDA, other government authorities and foreign regulatory authorities. Certain of our subsidiaries may be required to register for permits and/or licenses with, and will be required to comply with operating and security standards of, the DEA, the FDA, the DHHS, the European Union member states and various state boards of pharmacy, state health departments and/or comparable state agencies as well as foreign agencies, and certain accrediting bodies depending upon the type of operations and location of product distribution, manufacturing and sale.

In addition, certain of our subsidiaries may be subject to the Federal Food, Drug, and Cosmetic Act, The Public Health Service Act, the Controlled Substances Act and comparable state and foreign regulations, and the Needlestick Safety and Prevention Act.

Laws regulating the manufacture and distribution of products also exist in most other countries where our subsidiaries conduct business. In addition, the international manufacturing operations are subject to local certification requirements, including compliance with domestic and/or foreign good manufacturing practices and quality system regulations established by the FDA and/or applicable foreign regulatory authorities.

We are also subject to various federal, state, local, foreign and transnational laws, regulations and recommendations, both in the United States and abroad, relating to safe working conditions, laboratory and manufacturing practices and the use, transportation and disposal of hazardous or potentially hazardous substances. In addition, U.S. and international import and export laws and regulations require us to abide by certain standards relating to the importation and exportation of finished goods, raw materials and supplies and the handling of information. We are also subject to certain laws and regulations concerning the conduct of our foreign operations, including the U.S. Foreign Corrupt Practices Act and anti-bribery laws and laws pertaining to the accuracy of our internal books and records.

The costs associated with complying with the various applicable federal regulations, as well as state, local, foreign and transnational regulations, could be significant and the failure to comply with all such legal requirements could have an adverse effect on our results of operations and financial condition.

Quality Assurance

We are committed to creating and maintaining the highest standard of regulatory compliance while providing high quality products to our customers. To meet these commitments, we have developed and implemented quality systems and concepts throughout the organization that we believe are appropriate. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance. Our quality assurance department provides quality leadership and supervises our quality systems. An audit program monitors compliance with all applicable regulations, standards and internal policies. In addition, our facilities are subject to periodic inspection by the FDA and other equivalent local, state and foreign regulatory authorities. All FDA and DEA inspectional observations have been resolved or are under longer term remediation and are on track to be completed at the prescribed time frame provided in response to the agency. We believe that our operations are in compliance in all material respects with the regulations under which our facilities are governed. We have approximately 1,100 employees around the globe focusing on quality and regulatory compliance.

Environmental Matters

Our operations are subject to a variety of environmental, health and safety laws and regulations, including those of the EPA and equivalent state, local and foreign regulatory agencies in each of the jurisdictions in which we operate. These laws and regulations govern, among other things, air emissions, wastewater discharges, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination and employee health and safety. Our manufacturing facilities use, in varying degrees, hazardous substances in their processes. These substances include, among others, chlorinated solvents, and in the past chlorinated solvents were used at one or more of our facilities, including a number we no longer own or operate. As at our current facilities, contamination at such formerly owned or operated properties can result and has resulted in liability to us.

We are conducting monitoring and cleanup of contamination at several facilities currently or formerly owned or operated by us. We have established accounting reserves for certain contamination liabilities but cannot assure you that such liabilities will not exceed our reserves.

Legal Proceedings

Beginning in November 2006, the Company, along with several pharmaceutical companies, has been named in ten civil lawsuits filed by a variety of plaintiffs purportedly injured by their use of the prescription acne medication Amnesteem® (a generic form of isotretinoin). Plaintiffs allege that they suffer from inflammatory bowel disease as a result of their ingestion of Amnesteem®. To date, two single plaintiff lawsuits involving Amnesteem® use only have been filed in the Court of Common Pleas, Washington, County, Pennsylvania. A third has been filed in the General Court of Justice, Superior Court Division, Durham County, NC, but removed successfully to the United States District Court for the Middle District of North Carolina, Durham Division. Two more have been filed in the Superior Court of New Jersey, Law Division, Atlantic County, but recently removed to the United States District Court for the District of New Jersey, Camden Vicinage, although the plaintiffs have moved to remand those cases. No ruling has yet been made. Finally, five additional lawsuits have been filed in the Superior Court of New Jersey, Law Division, Atlantic County by single plaintiffs who claim to have ingested not only Amnesteem®, but also one or more other forms of isotretinoin including Accutane® and/or Claravis®. Those cases have been filed as part of the New Jersey consolidated mass tort proceeding set up in 2005 for all New Jersey Accutane® lawsuits. In addition to the Company and the several pharmaceutical companies named in the first five civil lawsuits described above, these five additional lawsuits name the pertinent additional pharmaceutical companies involved based on various forms of isotretinoin allegedly ingested. Although expressed in various terms, generally speaking, all ten of these lawsuits set forth some or all of the standard array of product liability claims including strict liability for defective design, strict liability for failure to warn, negligence (in both design and warnings), fraud and misrepresentation, and breach of warranty. The lawsuits seek unspecified amounts of compensatory and punitive damages. The Company believes it has valid defenses to these lawsuits and intends to vigorously defend them.

From time to time we may be involved in legal proceedings arising in the ordinary course of business, including, without limitation, inquiries and claims concerning environmental contamination as well as litigation and allegations in connection with acquisitions, product liability, manufacturing or packaging defects, and claims for reimbursement for the cost of lost or damaged active pharmaceutical ingredients, the cost of which could be significant. We intend to vigorously defend ourselves against such other litigation and do not currently believe that the outcome of any such other litigation will have a material adverse effect on our financial statements.

In addition, the healthcare industry is highly regulated and government agencies continue to scrutinize certain practices affecting government programs and otherwise. From time to time, we receive subpoenas or requests for information from various government agencies, including from state attorneys general and the U.S. Department of Justice relating to the business practices of customers or suppliers. We generally respond to such subpoenas and requests in a timely and thorough manner, which responses sometimes require considerable time and effort, and can result in considerable costs being incurred, by us. We expect to incur additional costs in the future in connection with existing and future requests.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors including their respective ages as of February 29, 2008:

Name	Age	Position
John Lowry	49	President & Chief Executive Officer and Director
David Eatwell	47	Senior Vice President & Chief Financial Officer
Thomas J. Stuart	46	Group President, Oral Technologies
Richard Yarwood	53	Group President, Sterile Technologies
Tracy Tsuetaki	47	Group President, Packaging Services
Alan Myers	48	Senior Vice President, Operations
Edward C. Thiele	62	Senior Vice President, Global Quality & Regulatory Affairs
Harry F. Weininger	56	Senior Vice President, Human Resources
Samrat S. Khichi	40	Senior Vice President, General Counsel and Secretary
Roy Satchell	48	Senior Vice President, Information Technology
Bill Bolding	57	Senior Vice President, Operational Excellence
David Heyens	51	Senior Vice President, Global Sales
Marc Wolff	40	Vice President, Business Transformation
George Fotiades	54	Chairman of the Board and Director
Chinh E. Chu	41	Director
Michael Dal Bello	36	Director
Peter Baird	41	Director
Bruce McEvoy	30	Director
Paul Clark	60	Director
Aleksandar Erdeljan	57	Director

John Lowry has served as our President and Chief Executive Officer and director since April 2007. Mr. Lowry joined the Company from Becton Dickinson in April 2001 as President of the Oral Technologies business, and has held several segment and global executive leadership positions prior to assuming his current role. Prior to joining the Company, Mr. Lowry held leadership positions for Becton Dickinson and General Electric. Mr. Lowry has a B.S. degree in mechanical engineering from Villanova University.

David Eatwell has served as our Senior Vice President and Chief Financial Officer since April 2007. Mr. Eatwell joined the Company in 1982, and held a series of financial leadership positions in Europe prior to being named Senior Vice President of Finance for the Company in 2000. Mr. Eatwell has a degree in business administration from Swindon College, U.K.

Thomas J. Stuart has served as Group President, Oral Technologies, since July 2007. Mr. Stuart joined the Company from Arthur Andersen & Co. in 1990, and has held financial and other executive leadership roles since, including President of Oral Technologies through August of 2006, and President of Global Contract Manufacturing and Services from January through July 2007. He is a trustee of the Healthcare Institute of New Jersey and has a B.S. degree in accounting and finance from Michigan State University in East Lansing, Michigan.

Richard Yarwood has served as our Group President, Sterile Technologies, since July 2007. Since joining the Company in 1987, Dr. Yarwood has held a variety of roles in scientific, business unit and regional management, including President of our Modified Release Technologies business, and Regional President for Europe. In June 2006 his role was expanded to include the Asia-Pacific region. Dr. Yarwood previously held technical and management positions for Wellcome, Merck, Pfizer and Wyeth. Dr. Yarwood has a degree in pharmacy, a Ph.D. in pharmaceutical sciences, and an MBA.

Alan Myers has served as our Senior Vice President, Operations since 2006. Mr. Myers joined us in August 2006 after more than 20 years of global operations leadership experience with the Medical Products Manufacturing operations of Cardinal, most recently Managing Director and CEO of Cardinal Health Singapore from 2004 to 2006. Mr. Myers also served as a Board Member for the Economic—Authority for The Republic of Singapore. Mr. Myers has a B.S. degree in business administration from the University of Tennessee, Knoxville.

Edward C. Thiele has served as our Senior Vice President of Global Quality & Regulatory Affairs since July 2007. Mr. Thiele joined as VP of Quality for the Oral Technologies business in 2002, assumed additional responsibilities for the Packaging Services business in 2003, and became our Senior Vice President, Global Quality in 2004, prior to assuming his current position. Mr. Thiele brings more than 35 years of pharmaceutical industry experience to the position, including both technical and operational roles at Hoffmann-LaRoche and Schering Plough. Mr. Thiele is a graduate of Rutgers University with a B.A in chemistry, and is an honorary member of the board of directors of the Newark (N.J.) Renaissance House.

Harry Weininger has served as our Senior Vice President, Human Resources since 2005. Mr. Weininger joined the Company in November 2004 as Vice President of Human Resources for the Oral Technologies and Packaging Services segments. Previously, Mr. Weininger served in a variety of human resources leadership roles for Campbell Soup from 1996 through 2004, as well as with PepsiCo previously. Mr. Weininger holds a Bachelor of Commerce degree from the University of British Columbia, Canada, and an Executive Master in Human Resources from the University of Western Ontario, Canada.

Roy Satchell has served as our Senior Vice President, Information Technology since 2005. Mr. Satchell joined the Company in 1982, and since 2001 has held a series of global leadership roles within the information technology organizations of both Cardinal and the Company. He has a diploma in administrative management and a post graduate degree in Management Studies, both from Regents College, Swindon, U.K., and an MBA from Bristol University in Bristol, U.K.

Bill Bolding has served as our Senior Vice President, Operational Excellence since 2006. Mr. Bolding joined the Company in 1998, serving as Vice President and General Manager of several Packaging Services operations through 2002, and thereafter as global operations head for the Packaging Services and Oral Technologies segments. Mr. Bolding previously spent 21 years with Smurfit Stone Container Corporation as a plant engineer, plant manager and general manager for various sites. Mr. Bolding has B.S. degrees in aeronautical engineering and mathematics from the United States Air Force Academy, an M.S. degree in mathematics from Colorado State University, and an MBA with concentration in finance from Ball State University.

Tracy Tsuetaki has served as Group President, Packaging Services since November 5, 2007. Prior to joining the Company, Dr. Tsuetaki held senior level positions with Quintiles Transnational, including President of Quintiles Medical Communications and Consulting, and Senior Vice President of Global Business Development. His previous experience includes executive positions at Kaiser Pemanente and Ernst & Young. Dr. Tsuetaki holds an MBA from Northwestern University, Kellogg Graduate School of Management. He also has a doctorate in optometry and an M.S. in physiological optics from University of California—Berkeley, and a B.S. in nutritional science from University of California—Davis. Dr. Tsuetaki is also a non-executive Chairman of the Board of Laureate Pharma, Inc.

David Heyens has served as our Senior Vice President, Global Sales since June 2007. Mr. Heyens joined the Company in 1995, and served as President of the North American softgel business from 2000-2006, then head of the global softgel business from 2006 to 2007. Mr. Heyens previously held a variety of sales and marketing leadership roles at Baxter and Procter & Gamble. Mr. Heyens holds a B.S. in Business Administration and Marketing from St. Clair College of Applied Arts and Technologies, Canada.

Samrat (Sam) Khichi has served as our Senior Vice President and General Counsel since October 2007. Previously, Mr. Khichi was Counsel in the Mergers and Acquisitions and Private Equity Group at the law firm of

O’Melveny & Myers. Prior to O’Melveny & Myers, Mr. Khichi served as a White House Fellow. Mr. Khichi was also an attorney in the Mergers and Acquisitions practice groups of Shearman & Sterling and McDermott, Will & Emery. Mr. Khichi was an active duty artillery officer in the U.S. Army, and later served as a reserve Lieutenant Commander, U.S. Navy Reserve, Office of Naval Intelligence. Mr. Khichi holds a B.S. in Business Administration from Georgetown University, and a J.D. cum laude and Order of the Coif from Fordham University School of Law.

Marc Wolff has served as our Vice President of Business Transformation since 2007, as well as serving as our Vice President Finance for Oral Technologies since 2004. Mr. Wolff joined the company in 1998, serving in a series of finance roles for both the Oral Technologies & Packaging Services segments. Mr. Wolff holds a Master in Management degree from Ecole Superieure de Commerce de Reims.

George Fotiades has been Chairman of the Board and director since June 2007. Previously, Mr. Fotiades was President and Chief Operating Officer of Cardinal Health, Inc; President and CEO of the Predecessor, Cardinal’s Pharmaceutical Technologies and Services segment; and President and COO of RP Scherer Corporation. Mr. Fotiades has served in a variety of executive roles at Warner-Lambert, Bristol-Myers Squibb, Wyeth and Procter & Gamble. Mr. Fotiades is Chairman of the Healthcare investment practice at Diamond Castle Holdings, as well as a Director of Prologis and The Alberto-Culver Company.

Chinh E. Chu has been a director since April 2007. Mr. Chu is a Senior Managing Director of The Blackstone Group, which he joined in 1990. Mr. Chu currently serves on the boards of directors of Celanese Corporation, SunGard Data Systems, FGIC, Graham Packaging, HealthMarkets and Nalco.

Michael Dal Bello has been a director since April 2007. Mr. Dal Bello is a Principal of The Blackstone Group, which he joined in 2002, and is actively involved in Blackstone’s healthcare investment activities. Previously Mr. Dal Bello worked at Hellman & Friedman LLC and at Bain & Company. Mr. Dal Bello received an M.B.A. from Harvard Business School in 2002. Mr. Dal Bello currently serves on the boards of directors of Vanguard Health Services, Biomet, Team Health and Sithe Global.

Peter Baird has been a director since April 2007. Mr. Baird is the Group President for Therapeutic Devices at ReAble Therapeutics, a portfolio company of Blackstone Capital Partners V, which he joined in October 2006. Mr. Baird was previously a partner in the Private Equity and Medical Products practices at McKinsey & Company, which he joined in 1998.

Bruce McEvoy has been a director since April 2007. Mr. McEvoy has been an Associate at The Blackstone Group since 2006. Before joining Blackstone, Mr. McEvoy worked as an Associate at General Atlantic from 2002 to 2004, and was a consultant at McKinsey & Company from 1999 to 2002. Mr. McEvoy currently serves on the boards of directors of RGIS Inventory Services, Vistar and ReAble Therapeutics.

Aleksandar Erdeljan has been a director since August 2007. Mr. Erdeljan is a founding member of Blackstone Healthcare Partners LLC. Mr. Erdeljan was the former Chief Executive Officer and Chairman of RP Scherer Corporation, acquired by Cardinal in 1998. Mr. Erdeljan is a former Chairman of the Advisory Board of Gerresheimer GmbH, and is a past director of Eurand, N.V., Batelle Pharma, Cardinal Health, MedPointe Inc., NextPharma Technologies and Nycomed.

Paul Clark has been a director since August 2007. Mr. Clark served as CEO/President from June 1999 and Chairman of the Board from February 2000 until February 2007 of ICOS Corporation, a biotechnology company. Prior to ICOS, Mr. Clark was with Abbott Laboratories from 1984-1998, where he had responsibility for pharmaceuticals and other businesses, retiring from Abbott as Executive Vice President and a Board Member. Mr. Clark is also an Operating Partner and Strategic Advisory Board member of Genstar Capital LLC, and a Director of Agilent Technologies, Talecris Biotherapeutics, and Harlan Sprague Dawley. Mr. Clark received his B.S. in finance from University of Alabama and his MBA from Dartmouth College, Amos Tuck School.

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships between our directors and executive officers.

Board Composition

As a privately-held company with no securities listed on a national securities exchange we are not required to have independent directors on our board of directors or any committees of the board of directors. Accordingly, we have not made any determinations of independence with respect to any of our outside directors.

Committees of the Board

Our board of directors has an audit committee, an executive committee and a compensation committee. Our board of directors may also establish from time to time any other committees that it deems necessary and advisable.

Audit Committee

Our audit committee is comprised of Michael Dal Bello, Bruce McEvoy, Paul Clark and George Fotiades. Mr. Dal Bello is the Chairman of the Audit Committee. The audit committee is responsible for assisting our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) our independent registered public accounting firm’s qualifications and independence; and (iv) the performance of our internal audit function and independent registered public accounting firm.

Executive Committee

Our executive committee is comprised of John Lowry, George Fotiades, Chinh E. Chu, Aleksandar Erdeljan and Michael Dal Bello. Mr. Fotiades is the Chairman of the Executive Committee. The primary purpose of the executive committee is to act, when necessary, in place of our full board of directors and to manage the affairs of the Company in the intervals between meetings of the board of directors. The executive committee is authorized to exercise all the powers of the board of directors that are permitted by law to be exercised by a committee of the board of directors, including the powers to declare a dividend, to authorize the issuance of stock and to adopt a certificate of ownership and merger pursuant to Section 253 of the General Corporation Law of Delaware.

Compensation Committee

Our compensation committee is comprised of Chinh E. Chu, Peter Baird and Bruce McEvoy. Mr. Baird is the Chairman of the Compensation Committee. The compensation committee is responsible for determining, reviewing, approving and overseeing our executive compensation programs.

Compensation Committee Interlocks and Insider Participations

During the last completed fiscal year, John Lowry, our Chief Executive Officer, participated in discussions with the board of directors regarding executive officer compensation. Mr. Lowry does not participate in any discussions or decisions regarding his own compensation. None of our executive officers has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any entity, whose executive officers served as a director of our company or member of our compensation committee.

COMPENSATION OF DIRECTORS

The following table provides summary information concerning the compensation of the members of our board of directors during fiscal 2007 following the Closing Date. The compensation paid to Mr. Lowry, who is a member of our board of directors, is presented in the Summary Compensation Table below and the related explanatory tables. Mr. Lowry is generally not entitled to receive additional compensation for his services as a director.

Director Compensation—Fiscal 2007

Name (a)	Fees Earned or Paid in Cash ($)(1) (b)	Option Awards ($)(2)(3) (d)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4) (f)	All Other Compensation ($)(5) (g)	Total ($) (h)
George Fotiades(5)	—	97,302	—	40,000	137,302
Chinh Chu(6)	—	—	—	—	—
Michael Dal Bello(6)	—	—	—	—	—
Peter Baird(7)	20,082	6,053	—		26,135
Bruce McEvoy(6)	—	—	—	—	—
Paul Clark	—	—	—		—
Aleksandar Erdeljan(5)	—	—	—	44,932	44,932

(1)	Amounts reported include actual amounts earned between the Closing Date and the end of fiscal 2007.

(2)	In fiscal 2007, PTS Holdings Corp. granted Messrs. Fotiades and Baird each an option to acquire shares of its common stock following the Closing Date. Mr. Fotiades was granted an option to purchase 6,000 shares of common stock of PTS Holdings Corp. and Mr. Baird was granted an option to purchase 250 shares of common stock of PTS Holdings Corp. The grant date fair value of Mr. Fotiades’ option award was equal to $1,875,110, and the grant date fair value of the option awarded to Mr. Baird was equal to $90,885. In accordance with SEC rules, the amounts reported above do not include the full grant date fair value of these directors’ option awards, but instead reflect the aggregate dollar amount recognized for these option awards for financial statement reporting purposes in accordance with FAS 123R (disregarding any estimates of forfeitures related to service-based vesting conditions) for our fiscal year ended June 30, 2007. For a discussion of the assumptions and methodologies used to calculate the amounts reported, please see the discussion of nonqualified option awards contained in Note 13 to our Consolidated Financial Statements for the period ended June 30, 2007, included as part of this registration statement. In fiscal 2008, PTS Holdings Corp. granted Mr. Clark an option to purchase 250 shares of common stock of PTS Holdings Corp. and Mr. Erdeljan received profits interests in BHP PTS Holdings L.L.C. in the form of 2,000 Class B-1 units, 1,333.33 Class B-2 units, 666.67 Class B-3 units, 1,000 Class B-4 units, and 1,000 Class B-5 units.

(3)	The following table presents the aggregate number of outstanding unexercised PTS Holdings Corp. options held by each of our directors as of June 30, 2007.

Director	Number of Options Outstanding
George Fotiades	6,000
Peter Baird	250

(4)	Although Messrs. Fotiades and Erdeljan are participants in our Pharmaceutical Technologies and Services Pension Plan and Supplemental Benefit Plan for Key Employees of R.P Scherer Corporation described below, there was no change in the actuarial present value of either director’s accumulated benefits during the period from the Closing Date until the end of our fiscal year on June 30, 2007.

(5)	Amounts reported in column (g) for Mr. Fotiades include actual amounts earned between the Closing Date and the end of fiscal 2007 pursuant to Mr. Fotiades’ employment agreement with PTS Holdings Corp. described below. Amounts reported in column (g) for Mr. Erdeljan include actual amounts earned between the Closing Date and the end of fiscal 2007 pursuant to Mr. Erdeljan’s consulting agreement with PTS Holdings Corp. described below.

(6)	Messrs. Chu, Dal Bello and McEvoy are employees of The Blackstone Group and do not receive any compensation from us for their services on our board of directors.

(7)	In July 2007, our board of directors approved an annual retainer fee of $125,000 for Messrs. Baird and Clark starting in fiscal 2008. Mr. Baird’s service was retroactive to April 10, 2007 and the amounts reported in column (b) for Mr. Baird include actual amounts earned between the Closing Date, and the end of fiscal 2007. Mr. Clark’s service began in August 2007.

Description of Director Compensation

This section contains a description of the material terms of our compensation arrangements for Messrs. Fotiades, Baird, Clark and Erdeljan. As noted above, Messrs. Chu, Dal Bello and McEvoy are employees of The Blackstone Group and do not receive any compensation for their services on our board of directors. All of our directors, including Messrs. Chu, Dal Bello and McEvoy, are reimbursed for the out-of-pocket expenses they incur in connection with their service as directors.

Mr. Fotiades. Pursuant to an employment agreement he entered into following the Closing Date, Mr. Fotiades is employed by PTS Holdings Corp. as the Chairman of the board of directors. Mr. Fotiades’ employment agreement provides for him to receive an annual base salary of $200,000 and, beginning in fiscal 2008, Mr. Fotiades will be eligible to earn a target annual bonus equal to $200,000. Mr. Fotiades’ annual bonus will become payable based on the attainment of performance targets that will be established by the board of directors each year, and the actual amount of his bonus earned may be higher or lower than his target bonus. Mr. Fotiades’ employment agreement entitles him to participate in all of our employee benefit plans that are in effect from time to time, including the 2007 PTS Holdings Corp. Stock Incentive Plan, our Pharmaceutical Technologies and Services Pension Plan, our Supplemental Benefit Plan for Key Employees of R.P Scherer Corporation and our nonqualified deferred compensation plan. Each of these plans is described in the “Executive Compensation” section below. Following the Closing Date, PTS Holdings Corp. granted Mr. Fotiades an option to purchase 6,000 shares of common stock of PTS Holdings Corp. under the 2007 PTS Holdings Corp. Stock Incentive Plan. Like the option awards granted to the Named Officers described below, Mr. Fotiades’ option award is divided into three tranches for vesting purposes. One-third of Mr. Fotiades’ options are time vesting options, one-third are performance vesting options and one-third are exit options. The vesting and other terms of Mr. Fotiades’ options are generally the same as described below for the Named Officers under the heading “Description of Stock Option Awards.”

Under Mr. Fotiades’ employment agreement, he may become entitled to certain termination benefits depending on the circumstances of his termination of employment. If during the term of Mr. Fotiades’ employment agreement, his employment is terminated by us without “cause” (as defined in his employment agreement) or by him for “good reason,” or if we fail to renew his agreement at the end of its term, he will be entitled to receive (1) a cash payment equal to the sum of his then current base salary and his target annual bonus and (2) continued participation in our group health plans for up to one year. Any cash payment in respect of Mr. Fotiades’ base salary and target bonus will be paid in equal monthly installments over a one-year period. In addition, pursuant to the terms of his option agreement, Mr. Fotiades will be entitled to full vesting of his time vesting options upon a change in control of PTS Holdings Corp. or BHP PTS Holdings L.L.C. and to accelerated vesting of the portion of his time vesting options that would otherwise have vested within 12 months following his termination of employment without cause, for good reason, due to the non-renewal of his employment agreement or due to death or disability. Also, under the terms of his option agreement, unvested performance vesting options may vest upon a change of control if a specified percentage of such options were vested prior to such date and following his termination of employment without cause, for good reason, due to non-renewal of his employment agreement or due to death or disability, Mr. Fotiades will have the opportunity to become vested in any performance vesting options and exit options that otherwise would have vested within 12 months of such termination of employment, only to the extent applicable goals have been attained. Subject to our cure rights, Mr. Fotiades would have “good reason” to terminate his employment if (a) there is a substantial diminution in his position or duties or an adverse change in his reporting lines, (b) he is assigned duties that are materially inconsistent with his position or (c) his base salary is reduced or other earned compensation is not paid when due. If we require Mr. Fotiades to resign from his position as Chairman of the board of directors, he will not have a good reason to terminate employment if he is offered continued employment providing management level consulting and advisory services and continues to report directly to the board of directors. Under his employment agreement, Mr. Fotiades must enter into a binding general release as a condition to receiving any cash severance payment in respect of his base salary and target bonus, and the continued payment of such amounts is contingent on his compliance with certain restrictive covenants.

Messrs. Baird and Clark. Following the Closing Date, we approved an annual retainer of $125,000 for each of Messrs. Baird and Clark starting in fiscal 2008. Messrs. Baird and Clark were each also granted an option to purchase 250 shares of common stock of PTS Holdings Corp. under the 2007 PTS Holdings Corp. Stock Incentive Plan as part of their annual compensation. 100% of Messrs. Baird’s and Clark’s options are time vesting options, and they will ordinarily become vested and exercisable in five substantially equal installments on each of the first five anniversaries of the grant date, subject to their continued provision of services. Messrs. Baird’s and Clark’s options will also become fully vested upon a change in control of PTS Holdings Corp. or BHP PTS Holdings L.L.C. and the portion of their options that would otherwise have vested within 12 months following a termination of services without “cause” (as defined in the agreement) or due to death or disability will become vested in connection with such a termination of service. Other than the vesting terms described in this paragraph, the other terms of Messrs. Baird’s and Clark’s options are generally the same as described above for the Named Officers under the heading “Description of Stock Option Awards.”

Mr. Erdeljan. Mr. Erdeljan serves as a non-employee member of the PTS Holdings Corp. board of directors pursuant to a consulting agreement entered into after the Closing Date. Pursuant to the consulting agreement, Mr. Erdeljan receives an annual retainer of $200,000. If we terminate Mr. Erdeljan’s services without “cause” (as defined in the agreement) during the term of his consulting agreement, or if we fail to renew his agreement at the end of its term, he will be entitled to receive a cash payment equal to his annual retainer. Any cash payment will be paid in equal monthly installments over a one-year period. Under his consulting agreement, Mr. Erdeljan must enter into a binding general release as a condition to receiving this retainer payment following his termination of services, and the continued payment of such amounts is contingent on his compliance with certain restrictive covenants. In fiscal 2008, Mr. Erdeljan received Class B profits interests in BHP PTS Holdings L.L.C. Mr. Erdeljan’s Class B profits interests are divided into five classes for vesting purposes. The Class B-1 units are time vesting, the Class B-2 and Class B-3 units are performance vesting, and the Class B-4 and Class B-5 units are exit vesting. The vesting terms of each class of Class B profits interest are substantially similar to the terms of the time vesting, performance vesting and exit options described below for the Named Officers under the heading “Description of Stock Option Awards.”

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section contains a discussion of the material elements of compensation awarded to, earned by or paid to our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers who served in such capacities at the end of our fiscal year on June 30, 2007, collectively known as the “Named Officers.” Unless specifically noted, this section generally does not discuss any compensation earned by the Named Officers for their services to Cardinal prior to the Closing Date of the Acquisition.

Our executive compensation programs are currently determined and approved by our board of directors and the board of directors of PTS Holdings Corp. Other than our Chief Executive Officer, none of the Named Officers are members of either board of directors. Our Chief Executive Officer does not participate in any discussions or decisions regarding his own compensation, although our board of directors and the board of directors of PTS Holdings Corp. take into account our Chief Executive Officer’s recommendations regarding the compensatory arrangements for our executive officers other than the Chief Executive Officer. The other Named Officers do not have any role in determining or recommending the form or amount of compensation paid to our Named Officers. We have formed a compensation committee of our board of directors that will take over responsibility for determining, reviewing, approving and overseeing our executive compensation programs. Our Chief Executive Officer is not a member of the compensation committee.

Executive Compensation Program Objectives and Overview

Our current executive compensation programs are intended to achieve two fundamental objectives: (1) attract, motivate and retain high caliber talent; and (2) align executive compensation with achievement of our overall business goals, adherence to our core values and stockholder interests. In structuring our current executive compensation programs, we are guided by the following basic philosophies:

•

Competitive Compensation. Our executive compensation programs should provide a fair and competitive compensation opportunity that enables us to attract and retain high caliber executive talent. Executives should be appropriately rewarded for their contributions to our successful performance.

•	“Pay for Performance.” A significant portion of each executive’s compensation should be “at risk” and tied to overall company, business unit and individual performance.

•

Alignment with Stockholder Interests. Executive compensation should be structured to include variable elements that link executives’ financial rewards to stockholder return. The equity portion of each executive’s compensation should be significant.

As described in more detail below, the material elements of our current executive compensation programs for Named Officers include a base salary, an annual cash bonus opportunity, a long-term equity incentive opportunity and a deferred compensation opportunity. The Named Officers may also receive potential severance and other benefits in connection with a termination of employment or change in control. We believe that each element of our executive compensation program helps us to achieve one or more of our compensation objectives, as illustrated by the table below.

Compensation Element	Compensation Objectives Designed to be Achieved
Base Salary	• Attract, motivate and retain high caliber talent

Annual Cash Bonus Opportunity	• Align compensation with the creation of stockholder value and achievement of business goals

Long-Term Equity Incentives	• Align compensation with the creation of stockholder value and achievement of business goals • Attract, motivate and retain high caliber talent

Deferred Compensation Opportunity and Pension Benefits	• Attract, motivate and retain high caliber talent

Severance and Other Benefits Potentially Payable Upon Termination of Employment or a Change in Control	• Attract, motivate and retain high caliber talent

The individual compensation elements are intended to create a total compensation package for each Named Officer that we believe achieves our compensation objectives and provides competitive compensation opportunities. Due in part to the fact that we have only been an independent company since the Closing Date, we have not retained an independent compensation consultant to conduct a formal benchmarking process for the Named Officers’ compensation opportunities. On a periodic basis, we do review market data provided by Towers Perrin and other commercially available compensation surveys to ensure that our current executive compensation programs are competitive. We use these materials to compare the compensation levels and types of benefits under our compensation programs with the levels and types of benefits under compensation programs offered to comparable positions at similarly-sized companies both within and outside of the pharmaceutical industry.

Current Executive Compensation Program Elements

Base Salaries

Base salaries are an important element of compensation because they provide the Named Officers with a base level of income. Since all of the Named Officers were employed by Cardinal prior to the Closing Date, the base salaries they earned at Cardinal served as a reference point for us to determine their current base salaries. Following the Closing Date, our board of directors conducted a review of the base salary earned by each of the Named Officers. The board considered each Named Officer’s role within the newly-independent company, the market data for comparable positions at similarly-sized companies as referred to above, the base salary provided in each Named Officer’s employment agreement (if applicable) and each Named Officer’s performance, experience and skill. Based on our review, the board approved salary increases for Messrs. Lowry, Eatwell and Myers, but did not increase the base salaries of the other Named Officers because they were deemed to be competitive on an external and internal basis. The Summary Compensation Table—Fiscal 2007 below shows the base salary paid to each Named Officer during fiscal 2007 following the Closing Date.

As part of our annual compensation planning process, the Named Officers were eligible for and received merit increases effective September 3, 2007 based on performance during our 2007 fiscal year. These merit increases were approved by our board of directors. The current base salary earned by each Named Officer is as follows: Mr. Lowry ($533,025); Mr. Eatwell ($310,500); Mr. Stuart ($424,000); Dr. Yarwood ($520,012); and Mr. Myers ($326,655).

Annual Cash Bonus Opportunities

As with base salaries, the annual bonus opportunities the Named Officers had while they were employed by Cardinal served as the reference point for us to determine their bonus opportunities with us following the Closing Date. As part of our board of directors’ review of the Named Officers’ compensation following the Closing Date, our board determined to increase each Named Officer’s target bonus opportunity based on his increased responsibilities within the newly-formed company and the external benchmarking process described above. Each Named Officer’s annual bonus target for the portion of fiscal 2007 following the Closing Date was as follows and is expressed as a percentage of his base salary: Mr. Lowry 90%; Mr. Eatwell 75%; Mr. Stuart 75%; Dr. Yarwood 75%; and Mr. Myers 75%.

The Named Officers’ annual bonuses for fiscal 2007 became payable based on a combination of business and individual performance factors. Operating earnings and EBITDA were used as the business performance measures and established the overall funding levels for the Named Officers’ cash bonuses. Operating earnings/EBITDA performance above target would lead to a higher funding percentage, meaning that we would make more money available to pay bonuses to the Named Officers and other participants in our fiscal 2007 management incentive plan, or MIP. Similarly, operating earnings/EBITDA performance below target would cause there to be less (or no) money available to fund bonuses. We attempted to establish the operating earnings/EBITDA targets at challenging levels that were reasonably attainable if we met our performance objectives. Based on our actual operating earnings and EBITDA performance, our board of directors determined to fund the overall MIP bonus pool at 73% of target.

The actual bonuses for each Named Officer were then determined on a discretionary basis based on an assessment of each Named Officer’s individual performance relative to a combination of financial and strategic performance objectives. The performance objectives were tied to the responsibilities of each Named Officer’s position, and included the development of a strategic business plan, ensuring a smooth separation from Cardinal and a variety of other leadership criteria. Depending on each Named Officer’s individual performance, his actual bonus could either be a higher or lower percentage of his base salary than the funding percentage determined based solely on our business performance. In general, based on individual performance, actual bonuses could range from 0% to 200% of this funding percentage, subject to certain overall limits on the amount of money available to fund bonuses to the Named Officers and other participants in the MIP. The amount of each Named Officer’s final bonus was approved by our board of directors.

Each Named Officer earned the annual bonus for the portion of our 2007 fiscal year following the Closing Date that is presented in Column (d) of the Summary Compensation Table—Fiscal 2007 below. We also agreed to pay the portion of the Named Officers’ annual bonuses earned under Cardinal’s plan for services performed prior to the Closing Date. However, because this portion of the bonuses was earned for service prior to the Closing Date, it is not reported in the Summary Compensation Table—Fiscal 2007 below.

For our 2008 fiscal year that is currently underway, we have a new management incentive plan in place for the Named Officers and our other participating employees. The fiscal 2008 management incentive plan is similar to the fiscal 2007 plan in that bonuses become earned based on both our financial performance and individual performance as measured against a combination of financial or strategic goals appropriate for each position. We did, however, make some adjustments in designing the fiscal 2008 plan. For example, for fiscal 2008 we are using EBITDA as the sole measure of financial performance since it provides a reliable indicator of the strength of our cash flow and overall financial results. EBITDA achievement relative to a company-wide target will continue to determine the overall aggregate funding levels for Named Officers’ bonuses as we believe tying the Named Officers’ bonuses to company-wide performance will encourage collaboration across the executive leadership team. We attempted to establish the EBITDA targets at challenging levels that were reasonably attainable if we met our performance objectives. In addition, pursuant to his employment agreement, Mr. Lowry will have a target cash bonus under the management incentive plan equal to $550,000 effective at the beginning of fiscal 2008 and subsequent years. Mr. Lowry’s employment agreement provides that his maximum bonus for fiscal 2008 and subsequent years will not exceed 200% of his base salary, and also gives him the right to be consulted when we establish any applicable performance measures and targets.

Long-Term Equity Incentive Awards

We believe that the Named Officers’ long-term compensation should be directly linked to the value provided to our stockholders. Shortly after the Closing Date, PTS Holdings Corp. (our indirect parent corporation) established a new stock incentive plan for our eligible employees. In fiscal 2007, each of the Named Officers was awarded a grant of nonqualified stock options having an exercise price equal to the fair market value of PTS Holdings Corp.’s common stock on the grant date. The grants to the Named Officers this year were designed to provide long-term incentive opportunities over a period of several years. At this time, we do not expect to make similar grants to the Named Officers in fiscal 2008 or fiscal 2009. Stock options are currently our preferred equity award because the options will not have any value unless the underlying shares of common stock appreciate in value following the grant date. Accordingly, awarding stock options causes more compensation to be “at risk” and tied to the growth in value realized by our stockholders. The new stock plan established by PTS Holdings Corp. permits PTS Holdings Corp. to grant other types of equity awards, such as stock appreciation rights, restricted shares and other “full value” awards. However, the only compensatory awards granted to the Named Officers following the Closing Date have been stock options. Absent special circumstances, we do not anticipate granting the Named Officers any other types of equity awards at this time.

The stock option grants to the Named Officers following the Closing Date are divided into three tranches for vesting purposes. The first tranche of options are time vesting options that typically vest in a series of equal annual installments over a five-year period. We believe this five-year vesting period provides an incentive for the Named Officers to continue working for us and ensures that as long as they continue working for us and the value of PTS Holdings Corp.’s common stock appreciates following the grant date, the Named Officers will receive some value with respect to their options. The second tranche of options also typically vest in a series of equal annual installments over a five-year period, but only if certain EBITDA and net outstanding debt targets established for each year are satisfied. We believe that the incentives performance options like these create for the Named Officers to achieve our overall business goals each year are stronger than the incentives time vesting options alone create. As a result, performance options are a key part of the Named Officers’ long-term compensation opportunity. As discussed in the Description of Stock Option Awards narrative below, the third tranche of options are referred to as exit options, and will vest only if The Blackstone Group achieves both certain multiples of its investment in us and certain internal rate of return hurdles. We believe exit options such as these create a very strong link between compensation and the creation of stockholder value—primarily because they will only vest and allow the Named Officers to realize value if The Blackstone Group receives its projected returns on its investment in us. Named Officers must generally remain employed on each applicable vesting date to vest in their options, although Named Officers may also vest in a portion of their time vesting options in connection with certain terminations of their employment described below.

We considered several factors when determining the size of each Named Officer’s fiscal 2007 stock option award. A key component of the long-term equity incentive program we put in place following the Closing Date is that Named Officers and other eligible employees were provided with the opportunity to invest in the common stock of PTS Holdings Corp. on the same general terms as the Investors. Although any such purchases of common stock were generally not compensatory because the purchase price was equal to fair market value, we consider this investment opportunity an important part of our equity program because it encourages stock ownership and links the Named Officers’ financial interests with those of our stockholders. The size of each Named Officer’s investment and stock option award was determined based on several factors, including: (1) each Named Officer’s position and expected contribution to our future growth, (2) dilution effects on our stockholders and the need to maintain the availability of an appropriate number of shares for option awards to less-senior employees, and (3) ensuring that the Named Officers were provided with appropriate and competitive total long-term equity compensation and total compensation amounts. The number of options granted to each Named Officer during fiscal 2007 following the Closing Date and the grant date fair value of these options as determined under FAS 123R are presented in the Grants of Plan-Based Awards in Fiscal 2007 table below. A description of the material terms of the fiscal 2007 stock option awards is presented in the narrative section following the Grants of Plan-Based Awards in Fiscal 2007 table.

Deferred Compensation Opportunity

U.S.-based Named Officers are eligible to participate in our 401(k) plan and in our non-qualified deferred compensation plan. The non-qualified deferred compensation plan allows participants to defer on a pre-tax basis up to 20% of their base salaries, annual cash bonuses and other eligible compensation. This plan became effective on the Closing Date, and U.S.-based Named Officers who were participants in the Cardinal Health non-qualified deferred compensation plan were transferred into an equivalent plan offered by Catalent. In connection with the Acquisition, we agreed with Cardinal to assume liability under our plan for all compensation that was earned and deferred under Cardinal’s deferred compensation plan by the Named Officers and other individuals who are now our employees. We believe that providing the Named Officers with deferred compensation opportunities is a cost-effective way to permit the officers to receive the tax benefits associated with delaying the income tax event on the compensation deferred, even though our related deduction is also deferred. The plan also provides for three types of discretionary company contributions to supplement the amounts deferred by the Named Officers and other eligible employees, subject to certain limits. We elected to make all three types of contributions during the period of fiscal 2007 following the Closing Date. The Nonqualified Deferred Compensation—Fiscal 2007 table and related narrative section below describe our deferred compensation plan and the benefits it provides.

Pension Benefits

In addition to our U.S. 401(k) plan, we have three frozen defined-benefit pension plans. These pension plans were originally established by the R.P. Scherer Corporation and its affiliates, which was a predecessor corporation that was acquired by Cardinal. In connection with the Acquisition, we agreed with Cardinal to assume liability for benefits provided under these pension plans, subject to receiving certain asset transfers from Cardinal and its benefit plans. All three plans are currently closed to new participants and frozen with respect to benefit accruals. Messrs. Eatwell, Stuart and Yarwood are the only Named Officers eligible to participate in these pension plans. Please see the Pension Benefits—Fiscal 2007 table and related narrative section below for a description of our frozen qualified and non-qualified defined-benefit plans.

Severance and Other Benefits

We believe that severance protections can play a valuable role in attracting and retaining high caliber talent. In the competitive market for executive talent, we believe severance and other termination benefits are an effective way to offer executives financial security to offset the risk of foregoing an opportunity with another company. Pursuant to their employment agreements in place at the end of fiscal 2007 and our management incentive plan, Messrs. Lowry, Stuart and Yarwood would be entitled to severance benefits if their employment is terminated by us without cause or due to our failure to renew their employment agreements, or by the executive for a good reason. The other Named Officers were not covered by employment agreements at the end of our 2007 fiscal year, but would have been entitled to severance benefits under our general severance policy and management incentive plan if their employment was terminated by us without cause. All of the Named Officers would also have been entitled to certain benefits if their employment with us terminated due to their death or disability. Consistent with our objective of using severance benefits to attract and retain executives, we generally provide each Named Officer with amounts and types of severance benefits that we believe will permit us to attract and/or continue to employ the individual Named Officer. For example, our Chief Executive Officer is generally entitled to greater severance benefits than our other Named Officers because of the enhanced value he brings in his role as our principal executive officer.

Under their employment agreements, Messrs. Lowry, Stuart and Yarwood are entitled to receive severance benefits if they terminate their employment for a good reason. The good reason definition for each of them is different. We believe, however, that, except as described below, each would only have a good reason to resign if we reduce or diminish his compensation, position or work environment in a manner that would result in a constructive termination of his employment. Unlike Mr. Lowry’s agreement, which was entered into after the Closing Date, at the end of our 2007 fiscal year, Messrs. Stuart and Yarwood remained employed pursuant to employment agreements that were entered into while these executives were at Cardinal. Because his prior position with Cardinal was eliminated, Mr. Stuart has the option under his employment agreement to resign for good reason by providing notice at any time. We are currently involved in discussions with Mr. Stuart regarding his employment agreement, and we expect to enter into a new agreement regarding his severance benefits that will contain a more customary good reason definition. Under Dr. Yarwood’s agreement, he is entitled to resign for any reason within six months after a change in control and have the resignation treated as a good reason termination. After the end of our 2007 fiscal year, we also entered into agreements with the Named Officers who were not covered by employment agreements at year-end regarding their severance benefits. The severance benefits under these new agreements are generally more favorable than the benefits payable under our general severance policy, and would be payable upon the Named Officer’s termination for a good reason. The good reason definition in these agreements is similar to the definition contained in Mr. Lowry’s agreement and would only be triggered by adverse circumstances that we believe would give rise to a constructive termination of employment.

Under our new stock incentive plan, upon a Named Officer’s termination of employment without cause, for good reason, or due to death, disability or non-renewal of any applicable employment agreement, each will receive 12 months accelerated vesting for the time vesting portion of their stock options. Given the significance of long-term equity awards in our current executive compensation program, we believe it is appropriate for the Named Officers’ severance benefits to include an equity component. The time vesting portion of the Named Officers’ stock option awards will also become fully vested in connection with a change of control of PTS Holdings Corp. or BHP PTS Holdings L.L.C. The Named Officers will generally not be entitled to any other enhanced severance benefits upon the occurrence of a change in control. However, Mr. Lowry is entitled to be reimbursed for the full amount of any excise taxes imposed on his severance payments and any other payments under Section 4999 of the Internal Revenue Code up to $1,000,000 when the shareholder approval exemption for privately held companies contained in Section 280G of the Internal Revenue Code is not available. We have provided Mr. Lowry with this “gross-up” for any parachute payment excise taxes that may be imposed because we determined the appropriate level of his severance protections without factoring in the adverse tax effects that may result under Section 4999 of the Internal Revenue Code if the shareholder approval exemption is not available.

Section 162(m) Not Applicable

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction for compensation over $1,000,000 paid for any year to a corporation’s chief executive officer and other three most highly compensated executive officers (not including the principal financial officer). Section 162(m) of the Internal Revenue Code applies to corporations with any class of common equity securities required to be registered under Section 12 of the Exchange Act. Because we do not currently have any publicly held common stock, Section 162(m)’s restrictions do not currently apply to us.

Retention Bonuses Awarded

During December of 2006 and January of 2007, Cardinal awarded each Named Officer a retention bonus that was payable in connection with the Acquisition. The Named Officers’ retention bonuses became earned as long as the Named Officers remained employed by Cardinal through the Closing Date and by the acquiring or purchasing company through 90 days after the Closing Date. The retention bonuses also became earned if a Named Officer’s employment was terminated involuntarily or due to death or disability, or if the purchasing or acquiring company only offered to continue his employment in a substantially different position that the Named Officer was not willing to accept. Even though the retention bonuses were awarded and the full amounts, including the amounts earned for services performed following the Closing Date, were funded by Cardinal and not by us, we have included the portion of each Named Officer’s retention bonus that was earned for services performed for us following the Closing Date as compensation in the Summary Compensation Table—Fiscal 2007 below.

Summary Compensation Table—Fiscal 2007

The following table provides summary information concerning the compensation of our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers who served in such capacities at the end of our fiscal year on June 30, 2007, collectively known as the “Named Officers,” for services rendered to us during fiscal 2007 following the Closing Date. This table does not cover any compensation earned by the Named Officers for their services to Cardinal prior to the Closing Date.

Name and Principal Position (a)	Year (b)	Salary ($)(1) (c)	Bonus ($)(2) (d)	Option Awards ($)(3) (f)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4) (h)	All Other Compensation ($)(5)(6) (i)	Total ($) (j)
John Lowry President & Chief Executive Officer and Director	2007	116,472	82,961	194,604	—	435,874	829,911

David Eatwell SVP & Chief Financial Officer	2007	67,268	27,265	44,613	—	228,426	367,522

Thomas J. Stuart Group President, Oral Technologies	2007	87,360	44,774	89,177	—	346,272	567,583

Richard Yarwood(7) Group President, Sterile Technologies	2007	112,765	63,102	89,177	—	454,499	719,543

Alan Myers SVP, Global Operations	2007	72,070	35,210	72,976	—	269,066	449,322

(1)	Amounts reported include any compensation a Named Officer elected to defer under our deferred compensation plan.

(2)	Amounts reported represent each Named Officer’s discretionary awards under our management incentive plan for performance during fiscal 2007 following the Closing Date.

(3)	PTS Holdings Corp. granted each of the Named Officers options to acquire shares of its common stock following the Closing Date. Amounts reported for these stock options reflect the aggregate dollar amount recognized for financial statement reporting purposes in accordance with FAS 123R (disregarding any estimates of forfeitures related to service-based vesting conditions) for our fiscal year ended June 30, 2007. For a discussion of the assumptions and methodologies used to calculate the amounts reported, please see the discussion of nonqualified option awards contained in Note 13 to our Consolidated Financial Statements for the period ended June 30, 2007, included as part of this registration statement.

(4)	Amounts reported consist of the aggregate change in the actuarial present value of each Named Officer’s accumulated benefit under all of our defined benefit and actuarial pension plans during the period from the Closing Date until the end of our fiscal year on June 30, 2007. The actuarial present values for Messrs. Eatwell and Yarwood decreased by $321,823 and $346,000 respectively.

(5)	Amounts reported in column (i) include our contributions to our 401(k) plan for each of the Named Officers as follows: Mr. Lowry $(9,465); Mr. Eatwell $(5,813); Mr. Stuart $(8,736); and Mr. Myers $(6,695). Amounts also include a contribution to our deferred compensation plan for Mr. Lowry of $1,309. The contribution amounts reported in this footnote include the social security integration contribution available under each plan. Dr. Yarwood does not participate in our 401(k) plan, and was instead paid a pension allowance of $7,730 that is reported above. Dr. Yarwood is also entitled to medical benefits for his family that are not generally available to other employees. The premiums paid for these benefits during the period of fiscal 2007 following the Closing Date were $199, and are reported above.

(6)	Cardinal awarded each Named Officer a retention bonus in connection with the Acquisition. Amounts reported in column (i) include the portion of each Named Officer’s retention bonus that was earned for services performed for us following the Closing Date. The value of the retention bonus earned by each Named Officer for service with us is as follows: Mr. Lowry ($425,100); Mr. Eatwell ($218,611); Mr. Stuart ($332,394); Dr. Yarwood ($440,730); and Mr. Myers ($262,371). In connection with the Acquisition, Cardinal agreed to pay the full amount of the retention bonuses it awarded to the Named Officers, including the portion that we have reported above as being earned for services rendered to us following the Closing Date.

(7)	Because he is based in the United Kingdom, Dr. Yarwood’s cash compensation is generally paid to him in British pounds sterling rather than United States dollars. Amounts reported are based on the conversion rate in effect at the end of our 2007 fiscal year, which was two United States dollars for each one pound sterling.

Base Salary and Bonus

Base Salary. As discussed in more detail in the Compensation Discussion and Analysis, following the Closing Date, our board of directors conducted a review of the base salaries earned by each of the Named Officers. To determine each Named Officer’s base salary, the board considered each Named Officer’s role within the newly-independent company, market data for comparable positions at similarly-sized companies within the pharmaceutical and general industry, the base salary provided for in any Named Officer’s employment agreement and each Named Officer’s performance, experience and skill. The base salary earned by each Named Officer during fiscal 2007 following the Closing Date was the amount reported for the officer in the Summary Compensation Table above.

Annual Cash Bonus. Each Named Officer was eligible to earn an annual cash bonus under our management incentive plan, or MIP, during the period of fiscal 2007 following the Closing Date. Please see the discussion of “Annual Cash Bonus Opportunities” in the Compensation Discussion and Analysis above for a description of how each Named Officer’s bonus under the MIP for fiscal 2007 became earned and payable. The actual bonus earned by each Named Officer was payable following the end of our 2007 fiscal year, and, except as described in the “Potential Payments Upon Termination or Change-in-Control” section below, was subject to the Named Officer’s continued employment with us on the payment date. The cash bonus earned by each Named Officer during fiscal 2007 following the Closing Date is reported in the “Bonus” column of the Summary Compensation Table above.

The sum of Messrs. Lowry’s, Eatwell’s, Stuart’s, Yarwood’s and Myers’ base salaries plus their cash bonuses earned represented 24%, 26%, 23%, 24% and 24% of their respective total compensation amounts reported in the Summary Compensation Table for the portion of fiscal 2007 following the Closing Date.

Grants of Plan-Based Awards in Fiscal 2007

The following table provides supplemental information relating to grants of plan-based awards made during fiscal 2007 to help explain information provided above in our Summary Compensation Table—Fiscal 2007. This table presents information regarding all grants of plan-based awards occurring during fiscal 2007 following the Closing Date and does not cover any grants of plan-based awards made by Cardinal.

Name (a)	Grant Date (b)	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)(1) (g)	Exercise or Base Price of Option Awards ($/Sh) (h)	Grant Date Fair Value of Stock and Option Awards(2) ($) (i)
		Threshold (#) (d)	Target (#)(1) (e)	Maximum (#) (f)
John Lowry	5/7/07	—	8,000	—	4,000	1,000	194,604
David Eatwell	5/7/07	—	1,833	—	917	1,000	44,613
Thomas J. Stuart	5/7/07	—	3,667	—	1,833	1,000	89,177
Richard Yarwood	5/7/07	—	3,667	—	1,833	1,000	89,177
Alan Myers	5/7/07	—	3,000	—	1,500	1,000	72,976

(1)	As described in more detail in the narrative description of the stock option awards that follows, each Named Officer’s fiscal 2007 option award is divided into three tranches for vesting purposes; a time vesting option, a performance vesting option and an exit option. The performance vesting option and exit option tranches of each Named Officer’s option award are reported as equity incentive plan awards, while the time vesting option tranche of each award is reported as an other option award in column (g).

(2)	For a discussion of the assumptions and methodologies used to calculate the amounts reported, please see the discussion of nonqualified option awards contained in Note 13 to our Consolidated Financial Statements for the period ended June 30, 2007, included as part of this registration statement.

Description of Stock Option Awards

Following the Closing Date, PTS Holdings Corp. granted each of the Named Officers options to acquire shares of its common stock. Each stock option may be exercised to purchase one share of PTS Holdings Corp.’s common stock at an exercise price equal to the fair market value of the underlying common stock on the grant date. Each Named Officer’s stock option award has an ordinary term of ten years. The Named Officers are not entitled to any dividends or equivalent rights on their stock option awards.

Each Named Officer’s option award is divided into three tranches for vesting purposes; a time vesting option, a performance vesting option and an exit option. The first one-third of each Named Officer’s option award is referred to as a time vesting option, and ordinarily becomes vested and exercisable in five substantially equal installments on each of the first five anniversaries of the grant date, as long as the Named Officer remains employed by us on each vesting date. The second one-third of each Named Officer’s option award is referred to as a performance vesting option. There are two types of performance vesting options—the vesting of one portion of the performance options is tied to our attainment of certain EBITDA targets, and the vesting of the other portion is based on our attainment of certain targeted levels of net outstanding debt. Subject to each Named Officer’s continued employment, the performance vesting options ordinarily become vested and exercisable in five substantially equal installments on each of the first five anniversaries of the grant date, but only if the applicable EBITDA or net outstanding debt targets for the year are achieved. If the EBITDA or debt targets for a year are not met, then that year’s portion of the performance vesting options will generally no longer be eligible to become vested and exercisable. However, the performance vesting options have certain “catch-up” vesting provisions that enable the Named Officers to vest in one year’s portion of the performance vesting options if certain cumulative EBITDA or debt targets are achieved in one of the following two years. Depending on how close we come to achieving the applicable EBITDA or debt targets in the original performance year, the “catch-up” provisions enable the Named Officers to vest in 60% or 100% of the options scheduled to vest in the original performance year based on cumulative performance through the end of the first year after the original performance year, and, if no vesting occurs in the first catch-up year, in 30% of the original options based on cumulative performance through the end of the second year after the original performance year. The final one-third of each Named Officer’s option award is referred to as an exit option. The exit options vest in two tiers.

Subject to each Named Officer’s continued employment, the Tier I exit options will become vested and exercisable if The Blackstone Group both (1) receives cash and marketable securities from the sale of its investment in PTS Holdings Corp. having a value in excess of 3.4 times its initial investment and (2) achieves an internal rate of return of at least 25% on its initial investment. Subject to each Named Officer’s continued employment, the Tier II exit options will become vested and exercisable if The Blackstone Group both (1) receives cash and marketable securities from the sale of its investment in PTS Holdings Corp. having a value in excess of 2.5 times its initial investment and (2) achieves an internal rate of return of at least 20% on its initial investment. We consider the specific EBITDA and net outstanding debt targets applicable to the performance options to be confidential commercial and financial information, the disclosure of which could result in competitive harm to us. However, we believe that each of these targets, while difficult to attain, is reasonably attainable if we achieve our planned performance and growth objectives over the five-plus year vesting period applicable to the stock option awards. Please see the “Potential Payments Upon Termination or Change in Control” section below for a description of the potential vesting of the Named Officers’ stock option awards that may occur in connection with a change in control of PTS Holdings Corp. or BHP PTS Holdings L.L.C. or certain terminations of employment.

Any part of a Named Officer’s stock option award that is not vested and exercisable upon his termination of employment will be immediately cancelled. Any part of a Named Officer’s stock option award that is vested upon termination of employment will generally remain outstanding and exercisable for three months after termination of employment, although this period is extended to 12 months if the termination of employment is because of death or disability, and vested options will immediately terminate if the Named Officer’s employment is terminated for cause. Any vested options that are not exercised within the applicable post-termination of employment exercise window will terminate.

As a condition to receiving his stock option award, each Named Officer was required to enter into a subscription agreement with PTS Holdings Corp., and to become a party to PTS Holdings Corp.’s securityholders agreement. These documents generally govern the Named Officers’ rights with respect to any shares of PTS Holdings Corp. common stock acquired on exercise of vested stock options. Under the subscription agreement, following a Named Officer’s termination of employment, PTS Holdings Corp. and The Blackstone Group have certain rights to repurchase, or call, any shares a Named Officer may have acquired upon exercise of his options. Similarly, if a Named Officer’s employment terminates because of his death or disability, he may require us to repurchase the shares he acquired upon exercise of his options. The purchase price for any such shares that are repurchased will be equal to the fair market value of the shares at the time of repurchase, unless the Named Officer’s employment is terminated for cause, in which case the purchase price will be the lower of the Named Officer’s cost or fair market value. All repurchase rights will terminate on the earliest to occur of (i) a qualified public offering, (ii) the occurrence of a change of control of PTS Holdings Corp. or BHP PTS Holdings L.L.C. and (iii) the fifth anniversary of the agreement (the “Lapse Date”). The subscription agreement also contains certain restrictive covenants. For one year following their termination of employment, Named Officers are prohibited from competing with us and from soliciting our employees, consultants and certain actual and prospective clients. The subscription agreement also contains an indefinite restriction on the Named Officers’ disclosure of our confidential information. If a Named Officer materially breaches any of these restrictive covenants and is unable to cure the breach, we have the right to “clawback” and recover any gains the Named Officer may have realized with respect to his options and the shares acquired upon exercise of the options. The securityholders agreement generally restricts the Named Officers from transferring any shares of PTS Holdings Corp. common stock they hold until the Lapse Date. These transfer restrictions do not apply to any permitted transfers to the Named Officers’ family members, or to transfers in connection with a transaction or transactions where the “tag along” or “drag along” rights provided in the securityholders agreement would apply. Following the Lapse Date and prior to a qualified public offering, PTS Holdings Corp. has certain rights of first refusal, which permit it (or a third party) to purchase any shares a Named Officer wishes to transfer instead of the Named Officer’s intended transferee.

Each Named Officer’s stock option award was granted under, and is subject to the terms of, the 2007 PTS Holdings Corp. Stock Incentive Plan. This plan is currently administered by PTS Holding Corp.’s board of directors, and the board has the ability to interpret and make all required determinations under the plan. This authority includes making required proportionate adjustments to outstanding stock options to reflect any change in the outstanding common shares of PTS Holdings Corp. by reason of a reorganization, recapitalization, share dividend or similar transaction, and making provision to ensure that participants satisfy any required withholding taxes.

Outstanding Equity Awards at 2007 Fiscal-Year End

The following table provides information regarding outstanding equity awards held by each Named Officer as of June 30, 2007. This table covers awards granted after the Closing Date, and does not cover any equity awards granted by Cardinal.

	Option Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(1) (d)	Option Exercise Price ($) (e)	Option Expiration Date(2) (f)
John Lowry	—	4,000	8,000	1,000	5/6/17
David Eatwell	—	917	1,833	1,000	5/6/17
Thomas J. Stuart	—	1,833	3,667	1,000	5/6/17
Richard Yarwood	—	1,833	3,667	1,000	5/6/17
Alan Myers	—	1,500	3,000	1,000	5/6/17

(1)	All of these options are currently unvested. Outstanding time vesting options are reported in column (c) above and ordinarily become vested pursuant to the vesting schedule for time vesting options described in the “Description of Stock Option Awards” section above. Outstanding performance vesting and exit options are reported in column (d) above and ordinarily become vested pursuant to the vesting schedule for performance vesting and exit options, as applicable, described in the “Description of Stock Option Awards” section above. As described in the “Potential Payments Upon Termination or Change in Control” section below, all or a portion of each option grant may vest earlier in connection with a change in control or certain terminations of employment.

(2)	The expiration date shown is the normal expiration date occurring on the tenth anniversary of the grant date and represents the latest date that options may be exercised. Options may terminate earlier in certain circumstances, such as in connection with a Named Officer’s termination of employment or in connection with certain corporate transactions, including a change in control.

Option Exercises and Stock Vested in Fiscal 2007

For the period after the Closing Date to the end of fiscal year 2007, our Named Officers did not exercise any options or similar instruments or vest in any stock or similar instruments.

Pension Benefits—Fiscal 2007

The following table provides information regarding the pension benefits for our Named Officers.

Name (a)	Plan Name (b)	Number of Years Credited Service (#)(1) (c)	Present Value of Accumulated Benefit ($)(1) (d)	Payments During Last Fiscal Year ($) (e)
John Lowry	—	—	—	—

David Eatwell	UK Retirement and Death Benefit Plan	20	2,800,000	—

Thomas J. Stuart	Pharmaceutical Technologies and Services Pension Plan	12.67	116,772	—
	Supplemental Benefit Plan for Key Employees of R.P Scherer Corporation	12.67	74,535	—

Richard Yarwood	UK Retirement and Death Benefit Plan	16	3,800,000	—

Alan Myers	—	—	—	—

(1)	The years of credited service and present value of accumulated benefits are presented as of June 30, 2007, assuming that each Named Officer retires at the earliest possible time without any reduction in benefits and that benefits are paid out in accordance with the terms of each plan described below. For a description of the material assumptions used to calculate the present value of accumulated benefits shown above, please see the discussion of defined benefit plans contained in Note 10 to our Consolidated Financial Statements for the period ended June 30, 2007, included as part of this registration statement.

Pension Plans

While they were employed by Cardinal, Messrs. Eatwell, Stuart and Yarwood each participated in defined benefit pension plans. These plans were originally established by the R.P. Scherer Corporation and its affiliates, and were continued by Cardinal following its acquisition of R.P. Scherer. In connection with the Acquisition, we agreed with Cardinal to assume liability for benefits provided under these pension plans. In exchange for our agreement, the trust funding benefits under our Pharmaceutical Technologies and Services Pension Plan received an asset transfer from the trust funding benefits under the predecessor Cardinal plan equal to the projected benefit obligation (PBO) as of the Closing Date in respect of the individuals for whom we agreed to assume liability. The following section contains a narrative description of the material terms of our Pharmaceutical Technologies and Services Pension Plan and the other two defined benefit plans that we sponsor. All of these pension plans are currently frozen with respect to benefit accruals and are closed to new participants.

Pharmaceutical Technologies and Services Pension Plan. The Pharmaceutical Technologies and Services Pension Plan is a non-contributory pension plan intended to be qualified under the Internal Revenue Code that we established following the Closing Date. We established this plan and its related trust to accept the asset transfer from Cardinal and to provide benefits to the participants in the prior Cardinal plan for whom we agreed to assume liability. Participation in the plan is limited to those individuals who were employed by Cardinal or R.P. Scherer on or before December 31, 2002 and who were eligible to participate in the prior Cardinal and/or R.P. Scherer plans. Participation is closed to all of our other employees, and Mr. Stuart is the only Named Officer eligible to participate in this plan.

Benefit accruals under this plan were frozen effective as of December 31, 2002, meaning that benefits under the plan are limited to the payment of amounts that were accrued as of that date. The plan’s normal retirement benefit formula is generally a monthly payment equal to the sum of (1) 1/12 of 1% of a participant’s average annual compensation earned over the five consecutive years prior to December 31, 2002 when compensation was the highest multiplied by the participant’s years of credited service earned through December 31, 2002 and (2) 1/12 of 0.5% of a participant’s average annual compensation earned over the five consecutive years prior to December 31, 2002 when compensation was the highest and that is in excess of covered compensation determined under IRS rules multiplied by the participant’s years of credited service earned through December 31, 2002 that do not exceed 35, less an offset for any benefits previously paid under this plan and for certain benefits payable under another qualified or foreign pension plan. Participants with accrued benefits under the plan as of December 31, 1993 are generally not subject to these same offsets on any benefits accrued as of December 31, 1993. Compensation under the plan is defined to include salary, bonuses and most other amounts earned for services (other than stock options and other equity awards), but is capped at an annual limit of $170,000. Benefit payments under this plan are subject to applicable limits under the Internal Revenue Code, and any benefits otherwise payable that are in excess of these limits will not be paid under this plan.

The plan’s normal retirement benefits become payable once a participant has reached age 65, although normal benefits for participants who joined the plan after the end of 1987 do not become payable until the later of age 65 or the date they have participated in the plan for five years. The plan also has an early retirement feature that permits participants to retire before normal retirement age and receive a level of benefits that is reduced by an early commencement factor to account for the earlier payment of benefits. Participants first become eligible for early retirement when they reach age 55 and have 10 years of service, and benefits are actuarially reduced for all early retirements prior to the age of 62. Mr. Stuart was not eligible for early retirement on June 30, 2007. The normal form of payment for early and normal retirement benefits is a life annuity for single participants and an actuarially equivalent joint and survivor annuity with a 50% survivor benefit for married participants. Participants may also elect to receive an actuarially equivalent amount of benefits in a different form, such as a life annuity that is guaranteed for 120 months, a joint and survivor annuity with a 66 2/3% or 100% survivor benefit or a lump-sum if the actuarially equivalent value of the participant’s benefit is $5,000 or less.

Participants generally begin to vest in their benefits under the plan after completing three years of service. Benefits generally vest at the rate of 20% per year of service, with full vesting after seven years; however, benefits may vest earlier if the plan is determined to be “top heavy” under the Internal Revenue Code or if the participant was employed before December 31, 1990. Benefits under the plan are also payable in the event of a participant’s death or disability.

Supplemental Benefit Plan for Key Employees of R.P Scherer Corporation. The Supplemental Benefit Plan for Key Employees of R.P. Scherer Corporation is a non-qualified pension plan that is linked to the Pharmaceutical Technologies and Services Pension Plan described above. Unlike the Pharmaceutical Technologies and Services Pension Plan, benefits under this non-qualified plan are paid from our general assets. This plan was established to provide benefits to certain key employees participating in the Pharmaceutical Technologies and Services Pension Plan that have their benefits limited by the Internal Revenue Code and the compensation limits under the Pharmaceutical Technologies and Services Pension Plan. Mr. Stuart is the only Named Officer eligible to participate in this plan. Benefits payable under this plan are equal to (1) the benefits payable under the Pharmaceutical Technologies and Services Pension Plan determined without regard to the applicable limits under the Internal Revenue Code and applying a higher compensation limit (the compensation limit was set at $242,286 in 1994 and has been adjusted each year thereafter to account for increases in the consumer price index), less (2) the benefits payable under the Pharmaceutical Technologies and Services Pension Plan. Because benefit accruals under the Pharmaceutical Technologies and Services Pension Plan were frozen effective as of December 31, 2002, benefit accruals under this related plan were also frozen on December 31, 2002. Benefits under this plan are payable at the same time and in the same manner as benefits under the Pharmaceutical Technologies and Services Pension Plan. Similarly, the vesting schedule under the Pharmaceutical Technologies and Services Pension Plan also applies to benefits under this plan.

UK Cardinal Health Retirement and Death Benefit Plan. The UK Cardinal Health Retirement and Death Benefit Plan is a pension plan that is intended to be tax qualified under applicable laws in effect in the United Kingdom. This plan was originally established by R.P Scherer to provide pension benefits to its employees located in the United Kingdom. The defined benefit portion of the plan closed to future accrual on August 31, 2003. Participation was closed to all employees from that date and the money purchase portion of the plan was established. Former members of the defined benefit portion of the plan were only eligible to join the money purchase portion on September 1, 2003. Participation is closed to all other employees. Messrs. Eatwell and Yarwood are the only Named Officers with pension benefits in the defined benefit portion of this plan.

Benefit accruals under the defined benefit portion of this plan were frozen effective as of August 31, 2003. The plan’s normal retirement benefit for current executive employees is generally an annual payment equal to 1/30th (or 1/30th, 1/45th or 1/60th for periods after July 31, 2000 through August 31, 2003) of a participant’s highest annual compensation earned over the five years ending with the plan year next following August 31, 2003, multiplied by the participant’s years of credited service (up to a maximum of 20) earned through August 31, 2003. Non-executive members of the plan are entitled to benefits under a different formula. For executive participants such as Messrs. Eatwell and Yarwood who joined the plan before August 1, 2000, compensation under the plan is generally defined to include salary, plus the average amount of bonuses and similar payments received during a three year period ending before the measurement date. For other participants, compensation is generally defined only to include salary. Pension benefits under the plan are also increased by an annual interest factor ranging from 3% to 5%. Benefit payments under this plan are in all events subject to applicable limits under United Kingdom law, and any benefits otherwise payable that are in excess of these limits will not be paid.

The plan’s normal retirement benefits become payable once a participant has reached age 65. The plan also has an early retirement feature that permits participants to retire before normal retirement age and receive a level of benefits that is actuarially reduced to account for the earlier payment of benefits. Participants first become eligible for early retirement when they reach age 50. The plan also permitted participants who were at least age 55 and who had at least seven years of service on August 31, 2003 to elect on or before July 31, 2003 to retire early on an agreed upon date. Participants who timely elected this early retirement option were credited with up to three additional years of service and age credits. Messrs. Eatwell and Yarwood did not elect this early retirement option during 2003. Mr. Eatwell was not eligible for early retirement on June 30, 2007, while Dr. Yarwood was eligible. The normal form of payment for early and normal retirement benefits is equal monthly installments for the life of the participant. Participants may also elect to receive an actuarially equivalent amount of benefits in a different form, such as a smaller pension with a continuing benefit for surviving dependents or a smaller pension with a portion of benefits paid in a lump sum. Benefits under the plan are also payable in the event of a participant’s death or disability.

Nonqualified Deferred Compensation—Fiscal 2007

The following table provides information regarding contributions, earnings and balances for our Named Officers under our nonqualified deferred compensation plan.

Name (a)	Executive Contributions in Last FY ($)(1) (b)	Registrant Contributions in Last FY ($)(2) (c)	Aggregate Earnings in Last FY ($)(3) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($)(4) (f)
John Lowry	—	1,309	2,237	—	290,312
David Eatwell	2,691	—	176	—	54,540
Thomas J. Stuart	4,368	—	475	—	164,812
Richard Yarwood	—	—	—	—	—
Alan Myers	—	—	(33)	—	113,915

(1)	These amounts are also included in our Summary Compensation Table—Fiscal 2007 under “Salary.” Any deferrals made by the Named Officers under Cardinal’s deferred compensation plan prior to the Closing Date are not reported in this table.

(2)	These amounts are also included in our Summary Compensation Table—Fiscal 2007 under “All Other Compensation.” Any contributions made by Cardinal to the Named Officers under Cardinal’s deferred compensation plan prior to the Closing Date are not reported in this table.

(3)	These amounts are not considered compensation reportable in the Summary Compensation Table—Fiscal 2007.

(4)	In connection with the Acquisition, we agreed to assume liability for the Named Officers’ and other participating employees’ deferred compensation balances accrued as of the Closing Date under Cardinal’s deferred compensation plan. In exchange for our assumption of these liabilities under our deferred compensation plan, Cardinal transferred assets to us having a value equal to the value of the assumed deferred compensation balances on the Closing Date. As a result, other than the contributions and earnings reported in this table, the amounts reported in this column reflect compensation that was earned and deferred by the Named Officers when they were Cardinal employees, but for which we are now liable.

Nonqualified Deferred Compensation Plan

Effective as of the Closing Date, we adopted a deferred compensation plan for a select group of our management (including all of the Named Officers except Dr. Yarwood). Mr. Fotiades, a member of our board of directors, is also eligible to participate in the plan. As mentioned above, in connection with the Acquisition, we assumed liability under this plan for all compensation that was earned and deferred under Cardinal’s deferred compensation plan by individuals who are now our employees. Eligible employees selected to participate in the plan may elect to defer between 1% and 20% of eligible compensation into the plan each year. Eligible compensation for employees generally includes salary, any annual cash bonuses, any special bonuses and other compensation includible as income for federal tax purposes, but does not include any income attributable to stock options or other equity awards. Participating directors may elect to defer between 20% and 100% of their fees for service on the board of directors (including meeting fees) into the plan each year. In our discretion, each year we may elect to make certain company contributions to participants in the plan; however, the plan does not require us to make any such contributions. Company contributions can be either matching contributions, contributions equal to a percentage of a participant’s compensation (regardless of the amount deferred) or contributions designed to supplement social security benefits. Any such contributions, however, are generally only made with respect to the first $100,000 of a participant’s compensation in excess of the annual compensation limit under the Internal Revenue Code for each year (the limit was $225,000 for 2007). We elected to make all three types of company contributions for the portion of fiscal 2007 occurring after the Closing Date, and we anticipate continuing to make all three types of contributions in subsequent years. Participants are always 100% vested in their elective deferrals, in any liabilities assumed from Cardinal and in any company matching contributions (including related earnings in each case). Participants become vested in other company contributions and related earnings after three years of service with us or Cardinal or upon retirement, death, total disability or a change in control. All of the participating Named Officers have at least three years of service and are fully vested in their deferred compensation account balances.

Under the plan, we have the discretion to either credit participants’ deferrals with a hypothetical earnings rate, or to credit the deferrals with earnings and/or losses based on the deemed investment of the deferrals in investment alternatives selected by us, which investment alternatives generally include the investment funds available under our 401(k) plan. During the portion of fiscal 2007 occurring after the Closing Date, participants were permitted to select the investment alternatives in which they wanted their deferrals to be deemed to be invested and were credited with earnings and/or losses based on the performance of the relevant investments. During this portion of fiscal 2007, the returns for the investment funds in which the participating Named Officers notionally invested their deferrals ranged from 0% to 0.8%. Participants were able to change the investment elections for their deferrals on a daily basis during this portion of fiscal 2007. Participants’ deferrals are ordinarily paid out in a lump-sum shortly following six months after the participant’s death or separation from service with us within the meaning of Section 409A of the Internal Revenue Code. Participants may also elect to receive a payout of their deferrals in annual installments over a period of five or 10 years after their separation from service or death, although notwithstanding any such elections, deferrals will be paid in a lump-sum in connection with a participant’s separation from service following a change in control. Participants may also elect to receive a payout in connection with an unforeseeable emergency, in accordance with the requirements of Section 409A of the Internal Revenue Code. Salary deferrals, company contributions and any applicable gains are held in a “rabbi” trust. “Rabbi” trust assets are ultimately controlled by us. Operating the deferred compensation plan this way is required by federal tax law in order to defer the taxation benefits from the plan until they are paid to the participants.

Potential Payments Upon Termination or Change in Control

The following section describes the benefits that may become payable to the Named Officers in connection with their termination of employment and/or a change in control. All such benefits will be paid or provided by us or PTS Holdings Corp. For purposes of this section, we have assumed that (1) the price per share of PTS Holdings Corp.’s common stock on June 30, 2007 is equal to its fair market value as determined in good faith by the board of directors of PTS Holdings Corp., because there has never been a public market for the common stock of PTS Holdings Corp., (2) PTS Holdings Corp. does not exercise any discretion to accelerate the vesting of outstanding options in connection with a change in control and (3) the value of any stock options that may be accelerated is equal to the full value of such awards (i.e., the full “spread” value for stock options on June 30, 2007). The 2007 PTS Holdings Corp. Stock Incentive Plan gives the PTS Holdings Corp. board of directors (and the compensation committee of that board of directors) considerable discretion with respect to the treatment of outstanding options in the event of a change in control. If the PTS Holdings Corp. board of directors (or the compensation committee of that board of directors) exercised its discretion to fully vest outstanding options, the Named Officers may receive benefits in addition to those described below.

In addition to the amounts presented below, the Named Officers will also be entitled to the benefits quantified and described under the “Pension Benefits—Fiscal 2007” and “Non-Qualified Deferred Compensation—Fiscal 2007” sections above, as more fully discussed in those sections. Please see “Compensation Discussion and Analysis—Current Compensation Program Elements—Severance and Other Benefits” for a discussion of how the amounts of the payments and benefits presented below were determined.

John Lowry

Mr. Lowry’s employment agreement and the 2007 PTS Holdings Corp. Stock Incentive Plan documents provide for certain benefits to be paid to him if his employment terminates for one of the reasons described below. If Mr. Lowry’s employment terminates due to his disability or death, he will be entitled to (1) a pro-rata portion of any annual cash bonus he would have earned for the year of termination and (2) accelerated vesting of the portion of his time vesting options that would otherwise have vested within 12 months following his termination of employment. Mr. Lowry will not be entitled to any similar accelerated vesting for his performance vesting options and exit options. Any pro-rata bonus payment will be paid in a lump-sum within 2  1/2 months after the end of the fiscal year in which Mr. Lowry’s termination of employment occurs.

If during the term of Mr. Lowry’s employment agreement, his employment is terminated by us without “cause” (as defined in the agreement) or by him for “good reason,” or if we fail to renew his agreement at the end of its term, he will be entitled to receive (1) a pro-rata portion of any annual cash bonus he would have earned for the year of termination, (2) a cash payment equal to two times the sum of his then-current base salary and his target annual bonus, (3) continued participation (or after 18 months, reimbursement for the costs of participation) in our group health plans for up to two years and (4) accelerated vesting of the portion of his time vesting options that would otherwise have vested within 12 months following his termination of employment. Mr. Lowry will not be entitled to any similar accelerated vesting for his performance vesting options and exit options. Any pro-rata bonus payment will be paid in a lump-sum within 2  1/2 months after the end of the year in which Mr. Lowry’s termination of employment occurs, while any cash payment in respect of his base salary and target bonus will be paid in equal monthly installments over a two-year period. Subject to our cure rights, Mr. Lowry would have “good reason” to terminate his employment if (a) there is a substantial diminution in his position or duties or an adverse change in his reporting lines, (b) he is assigned duties that are materially inconsistent with his position, (c) his base salary is reduced or other earned compensation is not paid when due, (d) he is removed from or not re-elected to our or PTS Holdings Corp.’s board of directors, (e) our headquarters are relocated by more than 50 miles, (f) he is not provided with the same annual bonus opportunity specified for our 2008 fiscal year or (g) his employment agreement is not assumed, whether by operation of law or otherwise, in connection with a change in control of PTS Holdings Corp.

In the event of a change in control of PTS Holdings Corp. or BHP PTS Holdings L.L.C., Mr. Lowry will be entitled to full vesting of his time vesting options. Unlike the time vesting options, Mr. Lowry’s exit options and performance vesting options will not automatically become fully vested in connection with such a change in control; however, the exit options and performance vesting options may become vested in connection with the transaction if the applicable performance targets are attained. We have also agreed to provide Mr. Lowry with a “gross up” payment up to $1,000,000 to compensate him for any excise taxes imposed under Section 4999 of the Internal Revenue Code in connection with a change in control of PTS Holdings Corp., but this gross-up will only be provided if the shareholder approval exemption for privately held companies contained in section 280G of the Internal Revenue Code is not available. Because we do not have publicly traded stock, the shareholder approval exemption may or may not be available to us, depending on the facts and circumstances.

Under his employment agreement, Mr. Lowry must enter into a binding general release as a condition to receiving any cash severance payment in respect of his base salary and target bonus. For one year following Mr. Lowry’s termination of employment, his employment agreement prohibits him from competing with us and from soliciting our employees, consultants and certain actual and prospective clients. The agreement also contains an indefinite restriction on Mr. Lowry’s disclosure of our confidential information and requires him to assign us all of his rights to certain intellectual property he creates. If Mr. Lowry breaches the non-competition, non-solicitation or intellectual property covenants described in this paragraph, we may stop paying or providing any portion of his severance payments or benefits that remain unpaid. The restrictive covenants contained in Mr. Lowry’s employment agreement are in addition to the restrictive covenants contained in the 2007 PTS Holdings Corp. Stock Incentive Plan documents, which covenants are described in the “Description of Stock Option Awards” section above.

The following table lists the estimated amounts that would become payable to Mr. Lowry under the circumstances described above assuming that the applicable triggering event occurred on June 30, 2007.

Triggering Event	Estimated Value of Pro-Rata Annual Bonus(1)(2) ($)	Estimated Value of Option Acceleration(3) ($)		Estimated Value of Base Salary and Target Bonus Payment ($)	Estimated Value of Continued Benefits Participation ($)	Estimated Value of Excise Tax “Gross Up”(4) ($)		Total ($)
Death or Disability	82,961	—		—	—	—		82,961
Termination by Us Without Cause, by Mr. Lowry for Good Reason or Due to Our Non-Renewal	82,961	—		2,130,000	$22,027	—		$2,234,988
Change in Control	—	—	(3)	—	—	—	(4)	—

(1)	The amounts reported represent the pro-rata portion of Mr. Lowry’s annual cash bonus attributable to Mr. Lowry’s service for us during the period from the Closing Date through the end of our 2007 fiscal year. In connection with the Acquisition, we agreed to pay that portion of Mr. Lowry’s annual bonus earned during the period prior to the Closing Date under Cardinal’s annual bonus plan. This portion of the bonus was equal to $286,317 and would have been payable to Mr. Lowry at the same time as the pro-rata annual bonus reported above.

(2)

As detailed in the Summary Compensation Table—Fiscal 2007 and related footnotes above, Mr. Lowry was awarded in July of 2007 a retention bonus of $425,100 for service between the Closing Date and 90 days thereafter subject to Mr. Lowry’s continued employment through such date. Mr. Lowry would have also become entitled to this same payment if his employment was terminated involuntarily or due to death or disability prior to the 90th day after the Closing Date, or if we only offered to continue his employment in a substantially different position that he was not willing to accept.

(3)	The board of directors of PTS Holdings Corp. has determined that there has been no appreciation in the fair market value of PTS Holdings Corp.’s common stock since Mr. Lowry’s options were granted. As a result, his options currently do not have any “spread” value.

(4)	Mr. Lowry is entitled to an excise tax “gross up.”

Thomas J. Stuart

Mr. Stuart’s employment agreement and the 2007 PTS Holdings Corp. Stock Incentive Plan documents provide for certain benefits to be paid to Mr. Stuart if his employment terminates for one of the reasons described below. If Mr. Stuart’s employment terminates due to his disability, he will be entitled to (1) continued payment for 24 months of his average monthly salary earned over the two years prior to his termination of employment, with such payments offset by any amounts he is entitled to under any of our other disability plans and (2) accelerated vesting of the portion of his time vesting options that would otherwise have vested within 12 months following his termination of employment. The same portion of Mr. Stuart’s time vesting options would also vest upon his termination of employment due to death, although he would not be entitled to any similar accelerated vesting for his performance vesting options and exit options upon death or disability.

If during the term of Mr. Stuart’s employment agreement, his employment is terminated by us without cause, or if we fail to renew his agreement at the end of its term, pursuant to the August 10, 2006 amendment to his employment agreement, he will be entitled to receive (1) continued payment for 12 months of his average monthly salary earned over the two years prior to his termination of employment, (2) a payment on the first anniversary of his date of termination of employment equal to his average bonus earned over the prior two years, (3) continued participation in our group life, disability, accident and medical plans for 12 months, (4) continued use of his company-paid automobile and payment for related insurance for 12 months (or payment of a car allowance for such period instead) and (5) accelerated vesting of the portion of his time vesting option that would otherwise have vested within 12 months following his termination of employment (but not for his performance vesting options and exit options). Mr. Stuart’s employment agreement in effect on June 30, 2007 was originally entered into while he was employed by Cardinal and has been assumed by us following the Closing Date. Because his prior position with Cardinal was eliminated, pursuant to the amendment to his employment agreement Mr. Stuart had the option to resign for “good reason” by providing notice at any time by July 31, 2007 and receive enhanced severance benefits. We are currently involved in discussions with Mr. Stuart regarding his employment agreement, and we expect to enter into a new agreement regarding his severance benefits.

In the event of a change in control of PTS Holdings Corp. or BHP PTS Holdings L.L.C., Mr. Stuart will be entitled to full vesting of his time vesting options. Unlike the time vesting options, Mr. Stuart’s exit options and performance vesting options will not automatically become fully vested in connection with such a change in control; however the exit options and performance vesting options may become vested in connection with the transaction if the applicable performance targets are attained.

Depending upon the circumstances of Mr. Stuart’s termination of employment, his employment agreement prohibits him from competing with us and from soliciting our employees for either one or two years following his termination of employment. The agreement also contains an indefinite restriction on Mr. Stuart’s disclosure of our confidential information. If Mr. Stuart breaches any of these restrictive covenants, any unpaid severance payments will be forfeited. The restrictive covenants contained in Mr. Stuart’s employment agreement are in addition to the restrictive covenants contained in the 2007 PTS Holdings Corp. Stock Incentive Plan documents, which covenants are described in the “Description of Stock Option Awards” section above.

The following table lists the estimated amounts that would become payable to Mr. Stuart under the circumstances described above assuming that the applicable triggering event occurred on June 30, 2007.

Triggering Event	Estimated Value of Pro-Rata Annual Bonus(1)(2) ($)	Estimated Value of Option Acceleration(3) ($)	Estimated Value of Base Salary Continuation ($)(4)	Estimated Value of Bonus Payments ($)	Estimated Value of Continued Benefits Participation ($)	Estimated Value of Continued Automobile Benefits ($)	Total ($)
Disability	—	—	757,120	—	—	—	757,120
Death	—	—	—	—	—	—	—
Termination by Us Without Cause or Due to Our Non-Renewal	—	—	378,560	173,390	10,920	22,284	585,154
Termination by Mr. Stuart for Good Reason	—	—	757,120	381,588	21,840	44,568	1,205,116
Change in Control	—	—	—	—	—	—	—

(1)	In connection with the Acquisition, we agreed to pay that portion of Mr. Stuart’s annual bonus earned during the period prior to the Closing Date under Cardinal’s annual bonus plan. This portion of the bonus was equal to $154,526, and would have been payable to Mr. Stuart at the same time as the pro-rata annual bonus reported above.

(2)

As detailed in the Summary Compensation Table—Fiscal 2007 and related footnotes above, Mr. Stuart was awarded in July of 2007 a retention bonus of $332,394 for service between the Closing Date and 90 days thereafter subject to Mr. Stuart’s continued employment through such date. Mr. Stuart would have also become entitled to this same payment if his employment was terminated involuntarily or due to death or disability prior to the 90th day after the Closing Date, or if we only offered to continue his employment in a substantially different position that he was not willing to accept.

(3)	The board of directors of PTS Holdings Corp. has determined that there has been no appreciation in the fair market value of PTS Holdings Corp.’s common stock since Mr. Stuart’s options were granted, and as a result his options currently do not have any “spread” value.

(4)	Amount reported does not reflect any offset for amounts Mr. Stuart may be entitled to under our disability plans.

Richard Yarwood

Dr. Yarwood’s employment agreement, the 2007 PTS Holdings Corp. Stock Incentive Plan documents and our annual cash bonus plan provide for certain benefits to be paid to Dr. Yarwood if his employment terminates for one of the reasons described below. If Dr. Yarwood’s employment terminates due to his disability, he will be entitled to (1) continued payment for 24 months of his average monthly salary earned over the two years prior to his termination of employment, with such payments offset by any amounts he is entitled to under any of our other disability plans and (2) accelerated vesting of the portion of his time vesting options that would otherwise have vested within 12 months following his termination of employment. The same portion of Dr. Yarwood’s time option would also vest upon his termination of employment due to death, although he will not be entitled to any similar accelerated vesting for his performance vesting options and exit options upon death or disability. In addition, if Dr. Yarwood’s employment terminates in the fourth quarter of any fiscal year due to death or disability, he will be entitled to receive a pro-rata portion of any annual cash bonus he would have earned for the year of termination. Any pro-rata bonus payment will be paid in a lump-sum within 2 1/2 months after the end of the year in which Dr. Yarwood’s termination of employment occurs.

If during the term of Dr. Yarwood’s employment agreement, his employment is terminated by us without cause or by him for a “good reason,” or if we fail to renew his agreement at the end of its term, he will be entitled to receive (1) continued payment for 12 months of his average monthly salary earned over the two years prior to his termination of employment, (2) continued participation in our group life, disability, accident and medical plans for 12 months, (3) continued use of his company-paid automobile and payment for related insurance for 12 months (or payment of a car allowance for such period instead) and (iv) accelerated vesting of the portion of his time vesting options that would otherwise have vested within 12 months following his termination of employment. Dr. Yarwood will not be entitled to any similar accelerated vesting for his performance vesting options and exit options. In addition, if Dr. Yarwood’s employment is terminated without cause in the fourth quarter of any fiscal year, he will be entitled to receive a pro-rata portion of any annual cash bonus he would have earned for the year of termination. Any pro-rata bonus payment will be paid in a lump-sum within 2  1/2 months after the end of the year in which Dr. Yarwood’s termination of employment occurs. Dr. Yarwood would have a “good reason” to terminate his employment if (a) we materially reduce his duties, responsibilities or titles, (b) he is involuntarily removed from his position, (c) he resigns within six months after a change in control or (d) such other events or reasons determined by us in our discretion occur.

In the event of a change in control of PTS Holdings Corp. or BHP PTS Holdings L.L.C., Dr. Yarwood will be entitled to full vesting of his time vesting options. Unlike the time vesting options, Dr. Yarwood’s exit options and performance vesting options will not automatically become fully vested in connection with such a change in control; however the exit options and performance vesting options may become vested in connection with the transaction if the applicable performance targets are attained.

For two years following Dr. Yarwood’s termination of employment, his employment agreement prohibits him from competing with us and from soliciting our employees. The agreement also contains an indefinite restriction on Dr. Yarwood’s disclosure of our confidential information. If Dr. Yarwood breaches any of these restrictive covenants, any unpaid severance payments will be forfeited. The restrictive covenants contained in Dr. Yarwood’s employment agreement are in addition to the restrictive covenants contained in the 2007 PTS Holdings Corp. Stock Incentive Plan documents, which covenants are described in the “Description of Stock Option Awards” section above.

The following table lists the estimated amounts that would become payable to Dr. Yarwood under the circumstances described above assuming that the applicable triggering event occurred on June 30, 2007.

Triggering Event	Estimated Value of Pro-Rata Annual Bonus(1)(2) ($)	Estimated Value of Option Acceleration(3) ($)	Estimated Value of Base Salary Continuation ($)(4)	Estimated Value of Continued Benefits Participation ($)	Estimated Value of Continued Automobile Benefits ($)	Total ($)
Disability	—	—	1,003,884	—	—	1,003,884
Death	—	—	—	—	—	—
Termination by Us Without Cause, by Dr. Yarwood for Good Reason or Due to Our Non-Renewal	—	—	501,942	886	26,000	528,828
Change in Control	—	—	—	—	—	—

(1)	In connection with the Acquisition, we agreed to pay that portion of Dr. Yarwood’s annual bonus earned during the period prior to the Closing Date under Cardinal’s annual bonus plan. This portion of the bonus was equal to $217,780 and would have been payable to Dr. Yarwood at the same time as the pro-rata annual bonus reported above.

(2)	As detailed in the Summary Compensation Table—Fiscal 2007 and related footnotes above, Dr. Yarwood was awarded in July of 2007 a retention bonus of $440,730 for service between the Closing Date and 90 days thereafter subject to Dr. Yarwood’s continued employment through such date. Dr. Yarwood would have also become entitled to this same payment if his employment was terminated involuntarily or due to death or disability prior to the 90th day after the Closing Date, or if we only offered to continue his employment in a substantially different position that he was not willing to accept.

(3)	The board of directors of PTS Holdings Corp. has determined that there has been no appreciation in the fair market value of PTS Holdings Corp.’s common stock since Dr. Yarwood’s options were granted. As a result, his options currently do not have any “spread” value.

(4)	Amount reported does not reflect any offset for amounts Dr. Yarwood may be entitled to under our disability plans.

Messrs. Eatwell and Myers

Messrs. Eatwell and Myers were not covered by employment agreements at the end of fiscal 2007. However, our general severance policy, the 2007 PTS Holdings Corp. Stock Incentive Plan documents and our annual cash bonus plan provide for certain benefits to be paid to each of them if their employment terminates for one of the reasons described below. If the employment of Messrs. Eatwell or Myers terminates due to death or disability, each will be entitled to accelerated vesting of the portion of their time vesting options that would otherwise have vested within 12 months following a termination of employment (like the other Named Officers, they will not be entitled to any similar accelerated vesting for performance vesting options and exit options). In addition, if the employment of Messrs. Eatwell or Myers terminates in the fourth quarter of any fiscal year due to death or disability, each will be entitled to receive a pro-rata portion of any annual cash bonus he would have earned for the year of termination. Any pro-rata bonus payment will be paid in a lump-sum within 2  1/2 months after the end of the year in which termination of employment occurs.

If the employment of Messrs. Eatwell or Myers was terminated without cause at the end of fiscal 2007, each would have been entitled to severance benefits under our general severance policy. Severance benefits for these Named Officers under the policy are equal to a fixed benefit of eight weeks of continued base pay and an additional variable benefit of 2 weeks of continued base pay for each year of service with us or Cardinal, subject to a minimum benefit of 13 weeks of continued base pay and a maximum benefit of one year’s continued base pay. The severance policy also provides for continued participation in our group health plans for a period of time equal to the number of weeks of base pay to which the Named Officer is entitled, subject to a minimum of three months. The severance policy requires each Named Officer to enter into a binding general release as a condition to receiving most benefits under the policy. Following the end of our 2007 fiscal year, Messrs. Eatwell and Myers entered into agreements with us regarding their severance benefits that will apply in connection with terminations of their employment in subsequent fiscal years. The benefits payable under these agreements are generally more favorable than the benefits payable under our severance policy, and in addition to providing for benefits upon a termination without cause, the agreements also provide for benefits if the Named Officer’s employment is terminated for “good reason.”

If the employment of Messrs. Eatwell or Myers is terminated without cause in the fourth quarter of any fiscal year, he will be entitled to receive a pro-rata portion of any annual cash bonus he would have earned for the year of termination. Any pro-rata bonus payment will be paid in a lump-sum within 2 1/2 months after the end of the year in which termination of employment occurs. In addition, under the 2007 PTS Holdings Corp. Stock Incentive Plan documents, if the employment of Messrs. Eatwell or Myers is terminated by us without “cause” (as defined in the option agreement) or by the Named Officer for a “good reason,” he will be entitled to receive accelerated vesting of the portion of his time vesting options that would otherwise have vested within 12 months following termination of employment (there is no accelerated vesting for performance vesting options and exit options). At the end of our 2007 fiscal year, each of Messrs. Eatwell and Myers would have had a “good reason” to terminate employment if (a) there is a substantial diminution in his position or duties or an adverse change in his reporting lines, (b) he is assigned duties that are materially inconsistent with his position, (c) his base salary is reduced or other earned compensation is not paid when due, (d) our headquarters are relocated by more than 50 miles, or (e) he is not provided with the same annual bonus opportunity specified for our 2008 fiscal year.

In the event of a change in control of PTS Holdings Corp. or BHP PTS Holdings L.L.C., each of Messrs. Eatwell and Myers will be entitled to full vesting of his time vesting options. As with the other Named Officers, their exit options and performance vesting options will not automatically become fully vested in connection with such a change in control; however, the exit options and performance vesting options may become vested in connection with the transaction if the applicable performance targets are attained. Messrs. Eatwell and Myers are each subject to the restrictive covenants contained in the 2007 PTS Holdings Corp. Stock Incentive Plan documents, which covenants are described in the “Description of Stock Option Awards” section above.

The following table lists the estimated amounts that would become payable to Messrs. Eatwell and Myers under the circumstances described above assuming that the applicable triggering event occurred on June 30, 2007.

Triggering Event	Estimated Value of Pro- Rata Annual Bonus(1)(2) ($)	Estimated Value of Option Acceleration(3) ($)	Estimated Value of Base Salary Continuation ($)(4)	Estimated Value of Continued Benefits Participation ($)	Total ($)
Disability
David Eatwell	27,265	—	—	—	27,265
Alan Myers	35,210	—	—	—	35,210

Death
David Eatwell	27,265	—	—	—	27,265
Alan Myers	35,210	—	—	—	35,210

Termination by Us Without Cause
David Eatwell	27,265	—	300,000	10,920	338,185
Alan Myers	35,210	—	315,000	10,920	361,130

Termination by Executive for Good Reason
David Eatwell	—	—	—	—	—
Alan Myers	—	—	—	—	—

Change in Control
David Eatwell	—	—	—	—	—
Alan Myers	—	—	—	—	—

(1)	The amounts reported are only payable if the applicable triggering event occurs in the fourth quarter of our fiscal year. The amounts reported for each of Messrs. Eatwell and Myers represent the pro-rata portion of his annual cash bonus attributable to service for us during the period from the Closing Date through the end of our 2007 fiscal year on June 30, 2007. In connection with the Acquisition, we agreed to pay that portion of each of Messrs. Eatwell’s and Myers’ annual bonuses earned during the period prior to the Closing Date under Cardinal’s annual bonus plan. For Messrs. Eatwell and Myers, this portion of their bonuses was equal to $94,096 and $121,518, respectively, and would have been payable at the same time as the pro-rata annual bonuses reported above.

(2)

As detailed in the Summary Compensation Table—Fiscal 2007 and related footnotes above, Messrs. Eatwell and Myers were awarded in July of 2007 a retention bonus of $218,611 and $262,371, respectively, for service between the Closing Date and 90 days thereafter subject to their continued employment through such date. Messrs. Eatwell and Myers would have also become entitled to this same payment if their employment was terminated involuntarily or due to death or disability prior to the 90th day after the Closing Date, or if we only offered to continue their employment in a substantially different position that either was not willing to accept.

(3)	The board of directors of PTS Holdings Corp. has determined that there has been no appreciation in the fair market value of PTS Holdings Corp.’s common stock since Messrs. Eatwell’s and Myers’ options were granted. As a result, their options currently do not have any “spread” value.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PTS Holdings Corp. owns 100% of the limited liability company interests of PTS Intermediate Holdings LLC, which owns 100% of our issued and outstanding common stock.

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of the common stock of PTS Holdings Corp. as of November 12, 2007 for (i) each individual or entity known by us to own beneficially more than 5% of the common stock of PTS Holdings Corp., (ii) each of our Named Executive Officers, (iii) each of our directors and (iv) all of directors and our executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated common stock of PTS Holdings Corp. Unless otherwise noted, the address of each beneficial owner is 14 Schoolhouse Road, Somerset, New Jersey, 08873.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent
Blackstone Funds(2)	1,053,979	99.15%
Stephen A. Schwarzman(2)	1,053,979	99.15%
Peter G. Peterson(2)	1,053,979	99.15%
John Lowry	1,173	*
David Eatwell	614	*
Thomas J. Stuart	560	*
Richard Yarwood	1,232	*
Alan Meyers	708	*
George Fotiades	2,100	*
Peter Baird	—	—
Paul Clark	—	—
Chinh E. Chu(3)	—	—
Michael Dal Bello(4)	—	—
Bruce McEvoy(5)	—	—
Aleksandar Erdeljan(6)	—	—
All directors and executive officers as a group (20 persons)	7,597	*

(*)	Less than 1%

(1)	Fractional shares beneficially owned have been rounded up to the nearest whole share.

(2)

Shares shown as beneficially owned by the Blackstone Funds are held directly by Phoenix Charter LLC. 100% of the limited liability company interests of Phoenix Charter LLC are held directly by BHP PTS Holdings L.L.C. Blackstone Healthcare Partners LLC is the managing member and controls approximately 87% of BHP PTS Holdings L.L.C. Aleksandar Erdeljan and Paul Clark each hold less than 1% of the interests in BHP PTS Holdings L.L.C. and affiliates of Aisling Capital and Genstar Capital, LLC hold 2.4% and 9.6% interests, respectively, in BHP PTS Holdings L.L.C. Blackstone Healthcare Partners LLC,

by virtue of its management rights and controlling interest in BHP PTS Holdings L.L.C., has investment and voting control over the shares of PTS Holdings Corp. indirectly held by BHP PTS Holdings L.L.C. Blackstone Capital Partners V L.P., Blackstone Capital Partners V-AC L.P., BCP V-S L.P., BCP V Co-Investors L.P., Blackstone Family Investment Partnership V L.P., Blackstone Family Investment Partnership V-A L.P., Blackstone Participation Partners V L.P. and International Healthcare Partners LLC are members of Blackstone Healthcare Partners LLC and Blackstone Capital Partners V L.P. is the managing member of Blackstone Healthcare Partners LLC (collectively, the “Blackstone Funds”). Blackstone Management Associates V L.L.C. (“BMA”) is the general partner of Blackstone Capital Partners V L.P. BMA V L.L.C. is the sole member of BMA. Blackstone Holdings III L.P. is the managing member and majority in interest owner of BMA V L.L.C. Blackstone Holdings III L.P. is indirectly controlled by The Blackstone Group L.P. and is owned, directly or indirectly, by Blackstone professionals and The Blackstone Group L.P. The Blackstone Group L.P. is controlled by its general partner, Blackstone Group Management L.L.C., which is in turn wholly owned by Blackstone’s senior managing directors and controlled by its founders, Stephen A. Schwarzman and Peter G. Peterson. Each of Messrs. Peterson and Schwarzman disclaims beneficial ownership of such shares except to the extent of his indirect pecuniary interest therein. Mr. Chu, a director of the Company, is a member of BMA and disclaims any beneficial ownership of PTS Holdings Corp. common stock beneficially owned by BMA. Mr. Erdeljan, a director of the Company, is a member of International Healthcare Partners LLC and disclaims any beneficial ownership of PTS Holdings Corp. common stock beneficially owned by Blackstone Healthcare Partners LLC. The address of each of the entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(3)	Mr. Chu is a Senior Managing Director of Blackstone. Mr. Chu disclaims beneficial ownership of any shares owned directly or indirectly by the Blackstone Funds.

(4)	Mr. Dal Bello is a Principal of Blackstone. Mr. Dal Bello disclaims beneficial ownership of any shares owned directly or indirectly by the Blackstone Funds.

(5)	Mr. McEvoy is an Associate of Blackstone. Mr. McEvoy disclaims beneficial ownership of any shares owned directly or indirectly by the Blackstone Funds.

(6)	Mr. Erdeljan is a member of International Healthcare Partners LLC. Mr. Erdeljan disclaims beneficial ownership of any shares owned directly or indirectly by the Blackstone Funds.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

While we do not have a formal written policy, our board of directors will review and approve related party transactions on an as needed basis.

Agreements with Cardinal

Transition Services Provided by Cardinal to Us

Phoenix Charter LLC entered into a transition services agreement with Cardinal (the “Transition Services Agreement”), to provide for our orderly transition to being an independent company. Under the Transition Services Agreement, Cardinal provided various services during the transition period, which commenced at the closing of the Acquisition, including services relating to finance (treasury and shared services administration), tax, information technology, human resources, legal and import-export services. As of the date of this filing, the transition services to be provided are substantially complete, with the exception of certain information technology services which will continue into the fourth quarter of fiscal 2008.

Under the Transition Services Agreement, Cardinal provided/arranged for additional services in connection with the separation of the Acquired Businesses from Cardinal. After the expiration of the arrangements contained in the Transition Services Agreement, we may not be able to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those we received from Cardinal. We have begun to put in place our own systems, business functions and outsourcing arrangements to establish our own internal capabilities independent of Cardinal.

Other Agreements

We entered into with Cardinal and Phoenix Charter LLC an agreement (the “Supply Agreement”) which provides that we manufacture or have manufactured and supply to Cardinal all of Cardinal’s requirements of the respiratory products Albuterol Sulfate, Ipratropium Bromide and Cromolyn Sodium (the “Products”) under certain Abbreviated New Drug Applications (the “ANDAs”). The Products are manufactured by us under these ANDAs. We have the exclusive right to manufacture the Products for Cardinal under the ANDAs and Cardinal is responsible for the maintenance of the ANDAs. The Supply Agreement has a three year term. We charge prices based on the type of customer to which Cardinal distributes the Products.

In addition, we are also party to certain other ordinary course agreements, which survived the Acquisition, with Cardinal and its subsidiaries pursuant to which we provide Cardinal or Cardinal provides us certain manufacturing, development and other services. Our total sales to Cardinal for the fiscal years ended June 30, 2005 and 2006 and for the period of July 1, 2006 to April 9, 2007 were $15.9 million, $11.3 million and $8.5 million, respectively. Also, we purchase certain supplies from Cardinal. Our total purchases from Cardinal for the fiscal years ended June 30, 2005 and 2006 and for the period of July 1, 2006 to April 9, 2007 were $4.7 million, $7.9 million and $1.7 million, respectively.

Agreements with our Parent Companies

BHP PTS Holdings L.L.C. Securityholders Agreement

In connection with the closing of the Transactions, BHP PTS Holdings L.L.C. entered into a Securityholders Agreement with the Investors. The BHP PTS Holdings L.L.C. Securityholders Agreement governs the economic and voting characteristics of the units representing limited liability company membership interests in BHP PTS Holdings L.L.C. (which owns all of the equity interests of Phoenix Charter LLC), including with respect to the election of our directors and the directors of our parent companies, restrictions on the issuance or transfer of shares, including tag-along rights and drag-along rights, other special corporate governance provisions and registration rights (including customary indemnification provisions).

PTS Holdings Corp. Securityholders Agreement

Following the consummation of the Transactions, PTS Holding Corp. issued shares of its common stock and granted stock option awards to certain officers, directors and key employees of the Company (collectively, “Executives”) pursuant to the 2007 PTS Holdings Corp. Stock Incentive Plan. As a condition to acquiring such shares of common stock and receiving such options, the Executives were required to become a party, or agree to become a party, to the securityholders agreement between PTS Holdings Corp., Blackstone PTS Holdings LLC and Blackstone Healthcare Partners LLC. Under the securityholders agreement each party agrees, among other things, to elect or cause to be elected to the respective boards of directors of PTS Holdings Corp. and each of its subsidiaries such individuals as are designated by BHP PTS Holdings L.L.C. Each party also agrees to vote their shares in the manner in which BHP PTS Holdings L.L.C. directs in connection with amendments to PTS Holdings Corp.’s organizational documents (except for changes that would have a material adverse effect on the management of PTS Holdings Corp.), the merger, security exchange, combination or consolidation of PTS Holdings Corp. with any other person, the sale, lease or exchange of all or substantially all of the property and assets of PTS Holdings Corp. and its subsidiaries on a consolidated basis, and the reorganization, recapitalization, liquidation, dissolution or winding-up of PTS Holdings Corp. The securityholders agreement also includes certain restrictions on the transfer of shares, “tag along” and “drag along” rights, and rights of first refusal in favor of PTS Holdings Corp. See “Executive Compensation—Description of Stock Option Awards.”

Transaction and Advisory Fee Agreement

We and one or more of our parent companies entered into a transaction and advisory fee agreement with the affiliates of Blackstone and certain of the other Investors pursuant to which such entities or their affiliates provide certain strategic and structuring advice and assistance to us. In addition, under this agreement, affiliates of Blackstone and certain of the other Investors provide certain monitoring, advisory and consulting services to us for an aggregate annual management fee equal to $10 million for the year ended June 30, 2007 on a pro rata basis, and the greater of $10 million or 3.0% of Adjusted EBITDA for each year thereafter. Affiliates of Blackstone and certain of the other Investors also receive reimbursement for out-of-pocket expenses incurred by them or their affiliates in connection with the provision of services pursuant to the agreement. In addition, pursuant to such agreement, the affiliates of the Investors also received a transaction fee of $34 million, which amount was included in the $38.0 million of estimated fees and expenses discussed under “Use of Proceeds,” in connection with services provided by Blackstone and its affiliates related to the Transactions. The transaction and advisory fee agreement includes customary exculpation and indemnification provisions in favor of Blackstone and its affiliates.

Upon a change of control in our ownership, a sale of all of our assets, or an initial public offering of our equity, and in recognition of facilitation of such change of control, asset sale or public offering by affiliates of Blackstone, these affiliates of Blackstone may elect to receive, in lieu of annual payments of the management fee, a single lump sum cash payment equal to the then-present value of all then current and future management fees payable under the agreement. The Agreement has a term of up to ten years. The lump sum payment would only be payable to the extent that it is permitted under other agreements governing our indebtedness.

Other Agreements and Relationships

Certain of our softgel facilities purchase gelatin materials and a softgel German subsidiary leases plant facilities, purchases other services and receives loans from time-to-time from a German company that is also the minority partner of our softgel German subsidiary.

Gerresheimer and Klöckner Pentaplast, which are affiliated with the Sponsor, supply us with packaging materials, raw materials and other supplies used in our contract manufacturing operations. Purchases from Gerresheimer and Klöckner Pentaplast were approximately $3 million and $2 million, respectively, for the fiscal year ended June 30, 2007. We believe that these transactions were entered into in the ordinary course of our business and were conducted on an arm’s length basis.

DESCRIPTION OF OTHER INDEBTEDNESS

Existing Senior Secured Credit Facilities

Overview

In connection with the Transactions, we entered into senior secured credit facilities (the “senior secured credit facilities”) pursuant to a senior secured credit agreement (the “Senior Credit Agreement”) with Morgan Stanley Senior Funding, Inc. (“MSSF”), as administrative agent, collateral agent, swing line lender, joint lead arranger and joint bookrunner; Goldman Sachs Credit Partners L.P., as joint lead arranger, joint bookrunner and syndication agent; Bank of America, N.A., as joint bookrunner and co-documentation agent; Bear Stearns Corporate Lending Inc., as joint bookrunner and co-documentation agent; General Electric Capital Corporation, as co-documentation agent, and the lenders from time to time party thereto.

As of December 31, 2007, the senior secured credit facilities provide senior secured financing of $1,789.7 million, consisting of:

•	approximately $1,439.7 million (dollar equivalent based on an exchange rate of €1=$1.4600 aggregate principal amount of term loan facilities consisting of two tranches:

•	a $1,054.7 million U.S. dollar-denominated tranche and

•	a €263.7 million euro-denominated tranche (equal to $385.0 million based on exchange rate of €1=$1.4600)

•	a $350 million revolving credit facility, of which $30.0 million was utilized as of December 31, 2007

The Issuer is the borrower under the senior secured credit facilities. The revolving credit facility includes borrowing capacity available for letters of credit and for short-term borrowings referred to as the swing line borrowings. In addition, we also have the option to increase the amount available under the term loan and revolving credit facilities by an aggregate of $300.0 million on an uncommitted basis.

Interest Rate and Fees

Borrowings under the term loan facility and the revolving credit facility bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the higher of (1) the rate of interest published by The Wall Street Journal as its “prime lending rate” and (2) the federal funds rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. The applicable margin for borrowings under both the revolving facility and the term loan facility may be reduced subject to our attaining certain leverage ratios.

In addition to paying interest on outstanding principal under the senior secured credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced subject to our attaining certain leverage ratios. We are also required to pay customary letter of credit fees.

Prepayments

The senior secured credit agreement requires us to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% and 0% subject to our attaining certain leverage ratios) of our annual excess cash flow;

•

100% (which percentage will be reduced to 75% subject to attaining a certain leverage ratio) of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by the borrower and its restricted subsidiaries (including insurance and condemnation proceeds, subject to de minimis thresholds), (a) if we do not reinvest those net cash proceeds in assets to be used in our business or to make certain other permitted investments, within 15 months of the receipt of such net cash proceeds or (b) if we commit to reinvest such net cash proceeds within 15 months of the receipt thereof, within the later of 15 months of the receipt thereof or 180 days of the date of such commitment; and

•	100% of the net proceeds of any issuance or incurrence of debt by the borrower or any of its restricted subsidiaries, other than debt permitted under the senior secured credit agreement.

The foregoing mandatory prepayments will be applied to scheduled installments of the term loan facility in direct order of maturity.

We may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Amortization

We are required to repay installments on the loans under the term loan facility in quarterly installments in aggregate annual amounts equal to 1.00% of their funded total principal amount for the first six years and nine months, with the remaining amount payable on the date that is seven years from the date of the closing of the senior secured credit facilities.

Principal amounts outstanding under the revolving credit facility will be due and payable in full at maturity, six years from the date of the closing of the senior secured credit facilities.

Guarantee and Security

All obligations under the Senior Credit Agreement are unconditionally guaranteed by the parent guarantor and, subject to certain exceptions, each of our material current and future U.S. wholly owned restricted subsidiaries.

All obligations under the senior secured credit facilities, and the guarantees of those obligations, are secured by substantially all the following assets of the borrower and each guarantor, subject to certain exceptions:

•

a pledge of 100% of the capital stock of the borrower and 100% of the equity interests directly held by the borrower and each guarantor in any wholly-owned material subsidiary of the borrower or any guarantor (which pledge, in the case of any non-U.S. subsidiary of a U.S. subsidiary, will not include more than 65% of the voting stock of such non-U.S. subsidiary); and

•	a security interest in, and mortgages on, substantially all tangible and intangible assets of the borrower and each guarantor, subject to certain limited exceptions.

Certain Covenants and Events of Default

The senior secured credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of the borrower and its restricted subsidiaries to:

•	incur additional indebtedness or issue preferred stock;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans or advances;

•	repay subordinated indebtedness (including the senior subordinated notes);

•	make certain acquisitions;

•	engage in certain transactions with affiliates;

•	amend material agreements governing our subordinated indebtedness (including the senior subordinated notes); and

•	change our lines of business.

The Senior Credit Agreement also contains certain customary affirmative covenants and events of default (including change of control). The Senior Credit Agreement does not contain any maintenance covenants, but the availability of certain baskets and other actions are subject to compliance with a senior secured leverage incurrence test.

THE EXCHANGE OFFERS

Purpose and effect of the exchange offers

We entered into registration rights agreement with the initial purchasers of the outstanding notes in which we agreed, under certain circumstances, to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes. We also agreed to use our commercially reasonable efforts to cause this registration statement to be declared effective and to cause the exchange offers to be consummated within 360 days after the issue date of the outstanding notes. The exchange notes will have terms substantially identical to the terms of the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. The outstanding notes were issued on April 10, 2007.

Under the circumstances set forth below, we will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes within the time periods specified in the registration rights agreement and to keep the shelf registration statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

•	if applicable law or interpretations of the staff of the SEC do not permit the Issuer to effect these exchange offers as contemplated by the registration rights agreement;

•	if for any other reason the exchange offers are not consummated within 360 days of the original issue date of the outstanding notes;

•

any initial purchaser requests with respect to outstanding notes that are not eligible to be exchanged for exchange notes in these exchange offers and held by it following the consummation of these exchange offers;

•

if any holder of the outstanding notes (other than a broker-dealer electing to exchange outstanding notes acquired for its own account or as a result of market-making activities or other activities) is not eligible to participate in the exchange offers; or

•

if any holder of the outstanding notes (other than a broker-dealer electing to exchange outstanding notes acquired for its own account or as a result of market-making activities or other activities) is not eligible to participate that participates in these exchange offers do not receive exchange notes that may be sold without restriction in exchange for its tendered outstanding notes (other than due solely to the status of such holder as an affiliate of the Issuer) and notifies the Issuer in writing within 20 business days following consummation of the exchange offers.

Under the registration rights agreement, if we have not exchanged exchange notes for all outstanding notes validly tendered in accordance with the terms of an exchange offer on or prior to the 360th day after the original issue date of the notes or if applicable, a shelf registration statement covering resales of the applicable series of notes has been declared effective and such shelf registration statement ceases to be effective at any time during the shelf registration period (subject to certain exceptions), then additional interest shall accrue on the principal amount of the applicable series of notes at a rate of 0.25% per annum (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such additional interest continues to accrue, provided that the rate at which such additional interest accrues may in no event exceed 1.0% per annum), in each case, until the exchange offers are completed or the shelf registration, if applicable, is declared effective by the SEC. A copy of the registration right agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Each holder of outstanding notes that wishes to exchange their outstanding notes for exchange notes in the exchange offers will be required to make the following written representations:

•	any exchange notes to be received by such holder will be acquired in the ordinary course of its business;

•

such holder has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	such holder is not an affiliate of the Issuer, as defined by Rule 405 of the Securities Act; and

•	it is not engaged in, and does not intend to engage in, a distribution of exchange notes.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Please see “Plan of Distribution.”

Resale of exchange notes

Based on interpretations by the staff of the SEC as set forth in no-action letters issued to third parties referred to below, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offers without complying with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are acquiring the exchange notes in your ordinary course of business;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not an affiliate of the Issuer as defined by Rule 405 of the Securities Act; and

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes.

If you are an affiliate of the Issuer, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business, then:

•

you cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co., Inc. (available June 5, 1991), Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling dated July 2, 1993, or similar no-action letters; and

•

in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offers. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the exchange offers

On the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange in the exchange offers outstanding notes that are validly tendered and not validly withdrawn prior to the expiration date. Outstanding notes may only be tendered in denominations of $2,000 and integral multiples of $1,000 in the case of the dollar notes, and €50,000 and integral multiples of €1,000, in the case of the euro notes. We will issue exchange notes in principal amount identical to outstanding notes surrendered in the exchange offers.

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the applicable registration rights agreements to complete the exchange offer, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indentures under which the outstanding notes were issued, and the exchange notes and the outstanding notes will constitute a single class for all purposes under the indentures. For a description of the indentures, please see “Description of the Notes”.

The exchange offers are not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, $565,000,000 aggregate principal amount of the 9 1/2%/10 1/4% senior toggle notes due 2015 and €225,000,000 aggregate principal amount of the 9 3/4% senior subordinated notes due 2017 are outstanding. This prospectus and a letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offers.

We intend to conduct the exchange offers in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offers will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits that such holders have under the indenture relating to such holders’ outstanding notes, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offers.

We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offers and to refuse to accept the occurrence of any of the conditions specified below under “—Conditions to the exchange offers”.

Holders who tender outstanding notes in the exchange offers will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offers. It is important that you read “—Fees and expenses” below for more details regarding fees and expenses incurred in the exchange offers.

Expiration Date; Extensions, Amendments

As used in this prospectus, the term “expiration date” means 11:59 p.m., New York City time, on April 3, 2008. However, if we, in our sole discretion, extend the period of time for which the exchange offers are open, the term “expiration date” will mean the latest time and date to which we shall have extended the expiration of the exchange offers.

To extend the period of time during which the exchange offers are open, we will notify the exchange agent of any extension by oral or written notice, followed by notification to the registered holders of the outstanding notes no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes (only if we amend or extend the applicable exchange offers);

•

to extend the exchange offers or to terminate the exchange offers and to refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under “—Conditions to the exchange offers” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; and

•	subject to the terms of the registration rights agreement, to amend the terms of the exchange offers in any manner.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the outstanding notes. If we amend the exchange offers in a manner that we determine to constitute a material change, including the waiver of a material condition, we will promptly disclose the amendment by press release or other public announcement as required by Rule 14e-1(d) of the Exchange Act and will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions to the exchange offers

Despite any other term of the exchange offers, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes, and we may terminate or amend the exchange offers as provided in this prospectus before accepting any outstanding notes for exchange, if:

•	the exchange offers, or the making of any exchange by a holder of outstanding notes, violate any applicable law or interpretation of the staff of the SEC;

•

any action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offers, and any material adverse development shall have occurred in any existing action or proceeding with respect to us; or

•	all governmental approvals shall not have been obtained, which approvals we deem necessary for the consummation of the exchange offers.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

•	the representations described under “—Purpose and effect of the exchange offers” and “—Procedures for tendering outstanding notes”; and

•

any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right at any time or at various times to extend the period of time during which the exchange offers are open. Consequently, we may delay acceptance of any outstanding notes by notice by press release or other public announcement as required by Rule 14e-1(d) of the Act of such extension to their holders. During any such extensions, all outstanding notes previously tendered will remain subject to the exchange offers, and we may accept them for exchange. We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly after the expiration or termination of the exchange offers.

We expressly reserve the right to amend or terminate the exchange offers and to reject for exchange any outstanding notes not previously accepted for exchange upon the occurrence of any of the conditions of the exchange offers specified above. We will give notice by press release or other public announcement as required by Rule 14e-1(d) of the Act of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit, and we may assert them regardless of the circumstances that may give rise to them so long as such circumstances do not arise due to our action or inaction or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

Procedures for tendering outstanding dollar notes

Only a holder of outstanding notes may tender their outstanding notes in the exchange offers. To tender outstanding dollar notes in the exchange offers, a holder must comply with either of the following:

•

complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under (“—Exchange Agent—Dollar notes”) prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive outstanding notes along with the letter of transmittal; or

•

prior to the expiration date, the exchange agent must receive a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent—Dollar notes” prior to the expiration date.

A tender to us that is not withdrawn prior to the expiration date constitutes an agreement between us and the tendering holder upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of outstanding dollar notes, letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. Holders should not send letters of transmittal or certificates representing outstanding dollar notes to us. Holders may request that their respective brokers, dealers, commercial banks, trust companies or other nominees effect the above transactions for them.

If you are a beneficial owner whose outstanding dollar notes are held in the name of a broker, dealer, commercial bank, trust company, or other nominee who wishes to participate in the exchange offers, you should promptly contact such party and instruct such person to tender outstanding notes on your behalf.

You must make these arrangements or follow these procedures before completing and executing the letter of transmittal and delivering the outstanding dollar notes.

Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the U.S. or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the applicable letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the applicable letter of transmittal or any certificates representing outstanding dollar notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange, electronically transmit their acceptance of the exchange by causing DTC to transfer the outstanding dollar notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, that states that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

•

the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	we may enforce that agreement against such participant.

Procedures for tendering outstanding euro notes

To tender outstanding euro notes in the applicable exchange offers, a holder must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the applicable exchange agent at the address set forth below under “—Exchange Agent—Euro notes” prior to the expiration date.

In addition, either:

•	the applicable exchange agent must receive certificates for outstanding euro notes along with the applicable letter of transmittal prior to the expiration date;

•

the applicable exchange agent must receive a timely confirmation of book-entry transfer of outstanding euro notes into the exchange agent’s account at Euroclear or Clearstream, Luxembourg, as applicable, according to the procedures for book-entry transfer described below or a properly transmitted agent’s message prior to the expiration date; or

•	holder must comply with the guaranteed delivery procedures described below.

A tender to us that is not withdrawn prior to the expiration date, constitutes an agreement between us and the tendering holder upon the terms and subject to the conditions described in this prospectus and in the applicable letter of transmittal.

The method of delivery of outstanding euro notes, letters of transmittal, and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing outstanding euro notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

If you are a beneficial owner whose outstanding euro notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the outstanding euro notes yourself, you must, prior to completing and executing the applicable letter of transmittal and delivering your outstanding euro notes, either:

•	make appropriate arrangements to register ownership of the outstanding euro notes in your name; or

•	obtain a properly completed bond power from the registered holder of outstanding euro notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Signatures on the applicable letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding euro notes surrendered for exchange are tendered:

•

by a registered holder of the outstanding euro notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the applicable letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the applicable letter of transmittal is signed by a person other than the registered holder of any outstanding euro notes listed on the outstanding euro notes, such outstanding euro notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding euro notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the applicable letter of transmittal or any certificates representing outstanding euro notes, or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

The exchange agent and Euroclear and Clearstream, Luxembourg have confirmed that any registered holder of original securities that is a participant in Euroclear’s or Clearstream, Luxembourg’s book-entry transfer facility system may tender original securities by book-entry delivery by causing Euroclear or Clearstream,

Luxembourg to transfer the original securities into the exchange agent’s account at Euroclear or Clearstream, Luxembourg in accordance with Euroclear’s or Clearstream, Luxembourg’s procedures for such transfer. However, a properly completed and duly executed letter of transmittal in the form accompanying this prospectus or an agent’s message, and any other required documents, must nonetheless be transmitted to and received by the exchange agent at the address set forth below under “—Exchange Agent—Euro notes” prior to the expiration date. The term “agent’s message” means a message transmitted by Euroclear or Clearstream, Luxembourg, as applicable, received by the exchange agent and forming a part of a book-entry confirmation, which states that:

•

Euroclear or Clearstream, Luxembourg, as applicable, has received an express acknowledgment from each participant in such book-entry transfer facility’s Automated Tender Offer Program, or ATOP, that it is tendering outstanding euro notes that are the subject of the book-entry confirmation;

•

the participant has received and agrees to be the participant has received and agrees to be bound by the terms of the applicable letter of transmittal, or in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	we may enforce that agreement against the participant.

DTC, Euroclear and Clearstream, Luxembourg are collectively referred to herein as the “book-entry transfer facilities” and, individually as a “book-entry transfer facility.”

Acceptance of exchange notes

In all cases, we will promptly issue exchange notes for outstanding notes that we have accepted for exchange under the applicable exchange offers only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the applicable book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By tendering outstanding notes pursuant to the applicable exchange offers, you will represent to us that, among other things:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The applicable letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

We will interpret the terms and conditions of the exchange offers, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of outstanding notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes if the acceptance might, in its or its counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding notes prior to the expiration date.

Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of them incur any liability for any failure to give notification. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the applicable letter of transmittal, promptly after the expiration date.

Book-entry delivery procedures

Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding dollar notes at DTC and with respect to the outstanding euro notes at Euroclear and Clearstream, Luxembourg, as applicable, in each case, as book-entry transfer facilities, for purposes of the exchange offers. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, a “book-entry confirmation,” prior to the expiration date. In addition, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent’s account at the applicable book-entry transfer facility, the applicable letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an agent’s message, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the applicable letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the applicable book-entry transfer facility does not constitute delivery to the exchange agent.

Guaranteed delivery procedures

If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automatic Tender Offer Program in the case of the outstanding dollar notes or the applicable procedures of Euroclear or Clearstream, Luxembourg for transfer of book-entry interests, as applicable, in the case of the outstanding euro notes, prior to the expiration date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•

prior to the expiration date, the exchange agent receives from such eligible guarantor institution either: (i) a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or (ii) a properly transmitted agent’s message and notice of guaranteed delivery, that (a) sets forth your name and address, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered; (b) states that the tender is being made by that notice of guaranteed delivery; and (c) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered outstanding notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding notes into the exchange agent’s account at DTC, Euroclear or Clearstream, Luxembourg, as applicable, and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your notes according to the guaranteed delivery procedures.

Withdrawal rights

Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to 11:59 p.m., New York City time, on the expiration date. For a withdrawal to be effective:

•	the applicable exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal at its address set forth below under “—Exchange Agent;” or

•	in the case of dollar notes, you must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system; or

•

or in the case of euro notes, Euroclear or Clearstream, Luxembourg, as applicable, must receive a tested telex or SWIFT message relating to the withdrawal that complies with the procedures for withdrawal of tenders established by Euroclear or Clearstream, Luxembourg, as appropriate.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate numbers and principal amount of the outstanding notes; and

•	where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless your are an eligible guarantor institution.

If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the applicable book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the applicable book-entry transfer facility. We will determine all questions as to the validity, form, and eligibility, including time of receipt of notices of withdrawal and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offers. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be credited to an account at the applicable book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the applicable exchange offers. Properly withdrawn outstanding notes may be retendered by following the procedures described under “—Procedures for tendering outstanding dollar notes” and “—Procedures for tendering outstanding euro notes” above at any time on or prior to the expiration date.

Exchange Agent

The Bank of New York has been appointed as the exchange agent for the exchange offers. The Bank of New York also acts as trustee under each of the indentures governing the notes. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letters of transmittal, and requests for notices of guaranteed delivery to the appropriate exchange agent addressed as follows:

Dollar notes

By Registered or Certified Mail:	By Facsimile Transmission:	By Overnight Courier or Hand Delivery:
The Bank of New York Mellon Reorganization Unit - Floor 7E 101 Barclay Street New York, NY 10286 Attn: Evangeline R. Gonzales Telephone: (212) 815-2742	(212) 298-1915 To Confirm by Telephone: (212) 815-2742	The Bank of New York Mellon Reorganization Unit - Floor 7E 101 Barclay Street New York, NY 10286 Attn: Evangeline R. Gonzales Telephone: (212) 815-2742

Euro notes

By Registered or Certified Mail:	By Facsimile Transmission:	By Overnight Courier or Hand Delivery:
The Bank of New York Mellon, London One Canada Square 40th Floor London E14 5AL England Attn: Daniel Giles Telephone: + 44 (207) 964-8849	+ 44 (207) 964-2536 To Confirm by Telephone: + 44 (207) 964-8849	The Bank of New York Mellon, London One Canada Square 40th Floor London E14 5AL England Attn: Daniel Giles Telephone: + 44 (207) 964-8849

If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile other than the one set forth above, that delivery or those instructions will not be effective.

Fees and expenses

The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offers. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offers and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding notes pursuant to the exchange offers.

Accounting treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchanges. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offers. We will record the expenses of the exchange offers as incurred.

Transfer taxes

We will pay all transfer taxes, if any, applicable to the exchanges of outstanding notes under the exchange offers. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offers.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offers be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of failure to exchange

If you do not exchange your outstanding notes for exchange notes under the exchange offers, your outstanding notes will remain subject to the restrictions on transfer of such outstanding notes as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws.

In general, you may not offer or sell your outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

Other

Participating in the exchange offers is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offers or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF THE NOTES

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, the term “Issuer” refers to Catalent Pharma Solutions, Inc., as the surviving corporation after the Transaction and the Merger, and not to any of its Subsidiaries.

The Issuer issued $565 million aggregate principal amount of senior PIK-election fixed rate notes due 2015 (together with any PIK Notes (as defined under “—Principal, Maturity and Interest”) issued in respect thereof, the “Senior Toggle Notes”) under an indenture dated April 10, 2007 (the “Senior Indenture”) among the Issuer, the Guarantors and The Bank of New York, as trustee (the “Senior Trustee”). The Issuer issued €225.0 million aggregate principal amount of senior subordinated notes due 2017 (the “Senior Subordinated Notes”) under an indenture to be dated April 10, 2007 (the “Senior Subordinated Indenture” and, together with the Senior Indenture, the “Indentures”) among the Issuer, the Guarantors and The Bank of New York, as trustee (the “Senior Subordinated Trustee”). Any reference herein to a “Trustee” means the Senior Trustee and/or the Senior Subordinated Trustee, and to an “Indenture” means the Senior Indenture and/or the Senior Subordinated Indenture, in each case as the context may require. The terms of the Notes include those stated in the Indentures and those made part of the Indentures by reference to the Trust Indenture Act. The Senior Toggle Notes and the Senior Subordinated Notes are referred to collectively as the “Notes.”

The Senior Toggle Notes and the Senior Subordinated Notes will not be considered to be of the same class for any purpose, including consents, amendments, waivers or notices. In this description, whenever reference is made to the Notes in the context of the rights of Holders of the Notes, such reference is intended to refer to only those Notes issued under the relevant Indenture to which the description herein relates.

The following description is only a summary of the material provisions of the Indentures, does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indentures, including the definitions therein of certain terms used below. We urge you to read the Indentures because they, and not this description, will define your rights as Holders of the Notes. You may request copies of the Indentures at our address set forth under the heading “Prospectus Summary.”

Brief Description of the Notes and the Guarantees

Senior Toggle Notes

The Senior Toggle Notes:

•	are unsecured senior obligations of the Issuer;

•	are pari passu in right of payment with all existing and future Senior Indebtedness (including the Senior Credit Facilities) of the Issuer;

•	are effectively subordinated to all secured Indebtedness of the Issuer (including the Senior Credit Facilities), to the extent of the collateral securing such Indebtedness;

•

are structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of Subsidiaries of the Issuer that do not guarantee the Senior Toggle Notes;

•	are senior in right of payment to any Subordinated Indebtedness (including the Senior Subordinated Notes) of the Issuer;

•

are initially guaranteed on a senior unsecured basis by the Guarantors and will also be guaranteed in the future by each Subsidiary, if any, that guarantees Indebtedness under the Senior Credit Facilities; and

•	are subject to registration with the SEC pursuant to the Registration Rights Agreement.

Senior Subordinated Notes

The Senior Subordinated Notes:

•	are unsecured senior subordinated obligations of the Issuer;

•	are subordinated in right of payment to all existing and future Senior Indebtedness (including the Senior Credit Facilities and the Senior Toggle Notes) of the Issuer;

•

are structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of Subsidiaries of the Issuer that do not guarantee the Senior Subordinated Notes;

•	are senior in right of payment to Subordinated Indebtedness (as defined with respect to the Senior Subordinated Notes), if any, of the Issuer;

•

are initially guaranteed on an unsecured senior subordinated basis by the Guarantors and will also be guaranteed in the future by each Subsidiary, if any, that guarantees Indebtedness under the Senior Credit Facilities; and

•	are subject to registration with the SEC pursuant to the Registration Rights Agreement.

Guarantees of Senior Toggle Notes

The Guarantees of each Guarantor in respect of the Senior Toggle Notes:

•	are unsecured senior obligations of the Guarantor;

•	are pari passu in right of payment with all existing and future Senior Indebtedness (including the Senior Credit Facilities) of the Guarantor;

•	are effectively subordinated to all secured Indebtedness of the Guarantor (including the Senior Credit Facilities), to the extent of the collateral securing such Indebtedness;

•

are structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of Subsidiaries of the Guarantor that do not guarantee the Senior Toggle Notes; and

•	are senior in right of payment to any Subordinated Indebtedness (including the Senior Subordinated Notes) of the Guarantor.

Guarantees of Senior Subordinated Notes

The Guarantees of each Guarantor in respect of the Senior Subordinated Notes:

•	are unsecured senior subordinated obligations of the Guarantor;

•	are subordinated in right of payment to all existing and future Senior Indebtedness (including the Senior Credit Facilities and the Senior Toggle Notes) of the Guarantor;

•

are structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of Subsidiaries of the Guarantor that do not guarantee the Senior Subordinated Notes; and

•	are senior in right of payment to Subordinated Indebtedness (as defined with respect to the Senior Subordinated Notes), if any, of the Guarantor.

Although the Indentures will contain limitations on the amount of additional Indebtedness that the Issuer and the Issuer’s Restricted Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Guarantees

Each existing and subsequently acquired or organized Restricted Subsidiary that is a wholly-owned Domestic Subsidiary and that guarantees the Senior Credit Facilities will jointly and severally guarantee the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer (i) under the Senior Indenture and the Senior Toggle Notes on a senior basis and (ii) under the Senior Subordinated Indenture and the Senior Subordinated Notes on a senior subordinated basis, in each case, whether for payment of principal of, premium, if any, or interest in respect of the Senior Toggle Notes and the Senior Subordinated Notes, expenses, indemnification or otherwise, on the terms set forth in the Indentures by executing the Indentures.

The obligations of each Subsidiary Guarantor under its Guarantee are limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law. This provision may not, however, be effective to protect a Guarantee from being voided under fraudulent transfer law, or may reduce the applicable Subsidiary Guarantor’s obligation to an amount that effectively makes its Guarantee worthless. If a Guarantee was rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Related to the Notes—Federal and state fraudulent transfer laws may permit a court to void the notes and the guarantees, subordinate claims in respect of the notes and the guarantees and require noteholders to return payments received and, if that occurs, you may not receive any payments on the notes.”

Any Subsidiary Guarantor that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the applicable Indenture to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

Each Guarantee by a Subsidiary Guarantor provides by its terms that it will be automatically and unconditionally released and discharged upon:

(1)(a) any sale, exchange or transfer (by merger or otherwise) of (i) the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Restricted Subsidiary or (ii) all or substantially all the assets of such Guarantor, in each case made in compliance with the applicable provisions of the applicable Indenture;

(b) the release or discharge of the guarantee by such Guarantor of Indebtedness under the Senior Credit Facilities or such other guarantee that resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee;

(c) the designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the applicable Indenture; or

(d) the exercise by the Issuer of its legal defeasance option or covenant defeasance option as described under “Legal Defeasance and Covenant Defeasance” or the discharge of the Issuer’s obligations under the applicable Indenture in accordance with the terms of the applicable Indenture; and

(2) such Guarantor delivering to the Trustee an Officer’s Certificate of such Guarantor and an Opinion of Counsel, each stating that all conditions precedent provided for in the applicable Indenture relating to such transaction have been complied with.

Subordination of Senior Subordinated Notes and Related Guarantees

Only Indebtedness of the Issuer or a Guarantor that is Senior Indebtedness will rank senior to the Senior Subordinated Notes and the Guarantees in accordance with the provisions of the Senior Subordinated Indenture. The Senior Subordinated Notes and related Guarantees will rank pari passu in all respects with all other Senior Subordinated Indebtedness of the Issuer and the relevant Guarantor, respectively.

We agree in the Senior Subordinated Indenture that the Issuer and the Subsidiary Guarantors will not incur any Indebtedness that is subordinate or junior in right of payment to the Senior Indebtedness of such Person, unless such Indebtedness is equal in right of payment with the Senior Subordinated Notes or the related Guarantees or is expressly subordinated in right of payment to the Senior Subordinated Indebtedness or the related Guarantees, as the case may be. The Senior Subordinated Indenture does not treat (i) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (ii) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Neither the Issuer nor any Guarantor is permitted to pay principal of, premium, if any, or interest on the Senior Subordinated Notes (or pay any other Obligations relating to the Senior Subordinated Notes, including fees, costs, expenses, indemnities and rescission or damage claims) or make any deposit pursuant to the provisions described under “Legal Defeasance and Covenant Defeasance” or “Satisfaction and Discharge” below and may not purchase, redeem or otherwise retire any Senior Subordinated Notes (collectively, “pay the Senior Subordinated Notes”) other than in the form of Permitted Junior Securities if either of the following occurs (a “Payment Default”):

(1) any Obligation on any Designated Senior Indebtedness of the Issuer is not paid in full in cash when due (after giving effect to any applicable grace period); or

(2) any other default on Designated Senior Indebtedness of the Issuer occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been discharged or paid in full in cash. Regardless of the foregoing, the Issuer is permitted to pay the Senior Subordinated Notes if the Issuer and the Trustee receive written notice approving such payment from the Representatives of all Designated Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

During the continuance of any default (other than a Payment Default) (a “Non-Payment Default”) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Issuer is not permitted to pay the Senior Subordinated Notes (except in the form of Permitted Junior Securities) for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to the Issuer) of written notice (a “Blockage Notice”) of such Non-Payment Default from the Representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

(1) by written notice to the Trustee and the Issuer from the Person or Persons who gave such Blockage Notice;

(2) because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

(3) because such Designated Senior Indebtedness has been discharged or repaid in full in cash.

Notwithstanding the provisions described above, unless the holders of such Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness have accelerated the maturity of such Designated Senior Indebtedness, the Issuer and the Guarantors are permitted to resume paying the Senior Subordinated Notes after the end of such Payment Blockage Period. The Senior Subordinated Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360 day period irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period; provided that if any Blockage Notice is delivered to the Trustee by or on behalf of the holders of Designated Senior Indebtedness of the Issuer (other than the holders of Indebtedness under the Senior Credit Facilities), a Representative of holders of Indebtedness under the

Senior Credit Facilities may give another Blockage Notice within such period. However, in no event may the total number of days during which any Payment Blockage Period or Periods on the Senior Subordinated Notes is in effect exceed 179 days in the aggregate during any consecutive 360 day period, and there must be at least 181 days during any consecutive 360 day period during which no Payment Blockage Period is in effect. Notwithstanding the foregoing, however, no default that existed or was continuing on the date of delivery of any Blockage Notice to the Trustee will be, or be made, the basis for a subsequent Blockage Notice unless such default has been waived for a period of not less than 90 days (it being acknowledged that any subsequent action, or any breach of any financial covenants during the period after the date of delivery of a Blockage Notice, that, in either case, would give rise to a Non-Payment Default pursuant to any provisions under which a Non-Payment Default previously existed or was continuing shall constitute a new Non-Payment Default for this purpose).

In the event of any payment or distribution of the assets of the Issuer upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Issuer or its property:

(1) the holders of Senior Indebtedness of the Issuer will be entitled to receive payment in full in cash of such Senior Indebtedness before the Holders of the Senior Subordinated Notes are entitled to receive any payment;

(2) until the Senior Indebtedness of the Issuer is paid in full in cash, any payment or distribution to which Holders of the Senior Subordinated Notes would be entitled but for the subordination provisions of the Senior Subordinated Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that Holders of Senior Subordinated Notes may receive Permitted Junior Securities; and

(3) if a distribution is made to Holders of the Senior Subordinated Notes that, due to the subordination provisions, should not have been made to them, such Holders of the Senior Subordinated Notes will be required to hold it in trust for the holders of Senior Indebtedness of the Issuer and pay it over to them as their interests may appear.

The subordination and payment blockage provisions described above will not prevent a Default from occurring under the Senior Subordinated Indenture upon the failure of the Issuer to pay interest or principal with respect to the Senior Subordinated Notes when due by their terms. If payment of the Senior Subordinated Notes is accelerated because of an Event of Default, the Issuer must promptly notify the holders of Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness of the acceleration. If any Indebtedness under the Senior Credit Facilities is outstanding, no such acceleration will be effective until the earlier of the acceleration of Indebtedness under the Senior Credit Facilities or five Business Days after the Representative under the Senior Credit Facilities receive notice of such acceleration and, thereafter, the Issuer may pay the Senior Subordinated Notes only if the Senior Subordinated Indenture otherwise permits payment at that time.

Each Guarantor’s obligations under the Guarantee relating to the Senior Subordinated Notes is senior subordinated obligations of that Guarantor. As such, the rights of Holders to receive payment pursuant to such Guarantee will be subordinated in right of payment to the rights of holders of Senior Indebtedness of such Guarantor. The terms of the subordination and payment blockage provisions described above with respect to the Issuer’s obligations under the Senior Subordinated Notes apply equally to the obligations of such Guarantor under its Guarantee relating to the Senior Subordinated Notes.

A Holder by its acceptance of Senior Subordinated Notes agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on its behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Indenture and appoints the Trustee its attorney-in-fact for such purpose.

By reason of the subordination provisions contained in the Senior Subordinated Indenture, in the event of a liquidation or insolvency proceeding, creditors of the Issuer or a Guarantor who are holders of Senior Indebtedness of the Issuer or such Guarantor, as the case may be, may recover more, ratably, than the Holders of the Senior Subordinated Notes, and creditors who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the Holders of the Senior Subordinated Notes.

The terms of the subordination provisions described above will not apply to payments from money or the proceeds of European Government Securities held in trust by the Trustee for the payment of principal of and interest on the Senior Subordinated Notes pursuant to the provisions described under “Legal Defeasance and Covenant Defeasance” or “Satisfaction and Discharge,” if the foregoing subordination provisions were not violated at the time the applicable amounts were deposited in trust pursuant to such provisions.

Paying Agent and Registrar for the Notes

The Issuer will maintain a paying agent for the Notes in the Borough of Manhattan, City of New York and London. The Issuer will also undertake under the Indentures that it will ensure, to the extent practicable, that it maintains a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the European Union Directive 2003/48/EC regarding the taxation of savings income. The initial paying agent for the Senior Toggle Notes and the Senior Subordinated Notes is the Trustee.

The Issuer will also maintain one or more registrars with offices in the Borough of Manhattan, City of New York and London and a transfer agent, including one with offices in the Borough of Manhattan, City of New York and London. The initial registrar and transfer agent is the Trustee with respect to the Senior Toggle Notes and the Senior Subordinated Notes. The registrar will maintain a register reflecting ownership of the applicable Notes outstanding from time to time and the transfer agent will make payments on and facilitate transfer of the applicable Notes on behalf of the Issuer.

The Issuer may change the paying agent, the registrar or the transfer agent without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent, registrar or transfer agent.

So long as any series of Notes are listed on an exchange and the rules of such exchange so require, the Issuer will satisfy any requirement of such exchange as to paying agents, registrars and transfer agents and will comply with any notice requirements required under such exchange in connection with any change of paying agent, registrar or transfer agent.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the applicable Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders are required to pay all taxes due on transfer. The Issuer is not required to transfer or exchange any Note selected for redemption or tendered (and not withdrawn) for repurchase in connection with a Change of Control Offer or an Asset Sale Offer. Also, the Issuer is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed. The registered Holder of a Note will be treated as the owner of the Note for all purposes.

Principal, Maturity and Interest

Senior Toggle Notes

The Issuer issued an aggregate principal amount of $565.0 million of Senior Toggle Notes. The Senior Toggle Notes will mature on April 15, 2015. Subject to compliance with the covenant described below under the caption “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuer may issue additional Senior Toggle Notes from time to time under the Senior Indenture (“Additional Senior Toggle Notes”); provided, that in connection with the payment of PIK Interest (as defined under “—Senior Toggle Notes”), the Issuer is entitled to, without the consent of the Holders (and without regard to any restrictions or limitations set forth under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), increase the outstanding principal amount of the Senior Toggle Notes or issue additional Senior Toggle Notes (the “PIK Notes”) under the Senior Indenture on the same terms and conditions as the Senior Toggle Notes issued on the Issue Date (in each case, the “PIK Payment”). The Senior Toggle Notes offered by the Issuer (including any PIK Notes) and any Additional Senior Toggle Notes subsequently issued under the Senior Indenture will be treated as a single class for all purposes under the Senior Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Senior Toggle Notes” for all purposes of the Senior Indenture and this “Description of the Notes” include any Additional Senior Toggle Notes and PIK Notes that are actually issued and any increase in the principal amount of the outstanding Senior Toggle Notes (including PIK Notes) as a result of a PIK Payment and references to “principal amount” of the Senior Toggle Notes include any increase in the principal amount of the outstanding Senior Toggle Notes (including PIK Notes) as a result of a PIK Payment. Subject to the issuance of certificated PIK Notes as indicated under “—Senior Toggle Notes”, the outstanding Senior Toggle Notes were issued in denominations of $2,000 and any integral multiples of $1,000 in excess of $2,000.

For any interest period prior to April 15, 2011, the Issuer may, at its option, elect to pay interest on the Senior Toggle Notes (i) entirely in cash (“Cash Interest”), (ii) entirely by increasing the principal amount of the outstanding Senior Toggle Notes or by issuing PIK Notes (“PIK Interest”) or (iii) 50% as Cash Interest and 50% as PIK Interest.

The Issuer must elect the form of interest payment with respect to each interest period by delivering a notice to the Trustee prior to the beginning of each interest period. The Trustee shall promptly deliver a corresponding notice to the Holders. In the absence of such an election for any interest period, interest on the Senior Toggle Notes will be payable in the form of the interest payment for the prior interest period. Interest for the first period commencing on the Issue Date shall be payable in cash. After April 15, 2011, the Issuer will make all interest payments on the Senior Toggle Notes in cash.

Cash Interest on the Senior Toggle Notes will accrue at the rate of 9.50% per annum and be payable in cash. PIK Interest on the Senior Toggle Notes will accrue at the Cash Interest rate per annum plus 0.75% and be payable (x) with respect to the Senior Toggle Notes represented by one or more global notes registered in the name of, or held by, The Depository Trust Company (“DTC”) or its nominee on the relevant record date, by increasing the principal amount of the outstanding Senior Toggle Notes represented by such global notes by an amount equal to the amount of PIK Interest for the applicable interest period (rounded up to the nearest $1,000) and (y) with respect to Senior Toggle Notes represented by certificated notes, by issuing PIK Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the applicable interest period (rounded up to the nearest whole dollar) and the Trustee will, at the request of the Issuer, authenticate and deliver such PIK Notes in certificated form for original issuance to the Holders on the relevant record date, as shown by the records of the Register. Following an increase in the principal amount of the outstanding Senior Toggle Notes represented by global notes as a result of a PIK Payment, such Senior Toggle Notes will bear interest on such increased principal amount from and after the date of such PIK Payment. Any PIK Notes issued in certificated form will be dated as of the applicable interest payment date and will bear interest from and after such date. All PIK Notes issued pursuant to a PIK Payment will mature on April 15, 2015 and will be governed by, and subject to the terms, provisions and conditions of, the Senior Indenture and shall have the same rights and benefits as the Senior Toggle Notes issued on the Issue Date. Any certificated PIK Notes will be issued with the description “PIK” on the face of such PIK Note.

Interest on the Senior Toggle Notes is payable semi-annually in arrears on each April 15 and October 15, commencing on October 15, 2007, to the Holders of Senior Toggle Notes of record on the immediately preceding April 1 and October 1. Interest on the Senior Toggle Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest will be computed on the basis of a 360 day year comprised of twelve 30 day months.

If the Senior Toggle Notes would otherwise constitute “applicable high yield discount obligations” within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, at the end of the first accrual period ending after the fifth anniversary of the issuance of the Senior Toggle Notes (the “AHYDO Redemption Date”), the Issuer will be required to redeem for cash a portion of each Senior Toggle Note then outstanding equal to the “Mandatory Principal Redemption Amount” (such redemption, a “Mandatory Principal Redemption”). The redemption price for the portion of each Senior Toggle Note redeemed pursuant to a Mandatory Principal Redemption will be 100% of the principal amount of such potion plus any accrued interest thereon on the date of redemption. The “Mandatory Principal Redemption Amount” means the portion of a Senior Toggle Note required to be redeemed to prevent such Senior Toggle Note from being treated as an “applicable high yield discount obligation” within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986. No partial redemption or repurchase of the Senior Toggle Notes prior to the AHYDO Redemption Date pursuant to any other provision of the Senior Indenture will alter the Issuer’s obligation to make the Mandatory Principal Redemption with respect to any Senior Toggle Notes that remain outstanding on the AHYDO Redemption Date.

Senior Subordinated Notes

The Issuer issued an aggregate principal amount of €225 million of Senior Subordinated Notes. The Senior Subordinated Notes will mature on April 15, 2017. Subject to compliance with the covenant described below under the caption “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuer may issue additional Senior Subordinated Notes from time to time after this offering under the Senior Subordinated Indenture (“Additional Senior Subordinated Notes”). The Senior Subordinated Notes offered by the Issuer and any Additional Senior Subordinated Notes subsequently issued under the Senior Subordinated Indenture will be treated as a single class for all purposes under the Senior Subordinated Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Senior Subordinated Notes” for all purposes of the Senior Subordinated Indenture include any Additional Senior Subordinated Notes that are actually issued. The outstanding Senior Subordinated Notes were issued in denominations of €50,000 and any integral multiple of €1,000 in excess of €50,000.

Interest on the Senior Subordinated Notes will accrue at the rate of 9.75% per annum. Interest on the Senior Subordinated Notes are payable semi-annually in arrears on each April 15 and October 15, commencing on October 15, 2007 to the Holders of Senior Subordinated Notes of record on the immediately preceding April 1 and October 1. Interest on the Senior Subordinated Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Senior Subordinated Notes will be computed on the basis of a 360 day year comprised of twelve 30 day months.

Additional Interest

Additional Interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement. Any Additional Interest on the Notes will be payable in the same form of payment elected by the Issuer for the payment of interest with respect to the applicable interest period. All references in the Indentures, in any context, to any interest or other amount payable on or with respect to the Notes shall be deemed to include any Additional Interest payable pursuant to the Registration Rights Agreement.

Payment of Interest

Cash payments of principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Issuer maintained for such purpose within the City and State of New York or, at the option of the Issuer, cash payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided that (a) all cash payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof and (b) all cash payments of principal, premium, if any, and interest with respect to certificated Notes will be made by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving written notice to the Trustee or the Paying Agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion). Until otherwise designated by the Issuer, the Issuer’s office or agency in New York is the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

Except as set forth in the last paragraph under “Principal, Maturity and Interest—Senior Toggle Notes”, the Issuer will not be required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under the caption “Repurchase at the Option of Holders.” The Issuer may at any time and from time to time purchase Notes in the open market or otherwise.

Optional Redemption

Senior Toggle Notes

Except as set forth below, the Issuer will not be entitled to redeem the Senior Toggle Notes at its option.

At any time prior to April 15, 2011, the Issuer may redeem all or a part of the Senior Toggle Notes, upon notice as described under “—Selection and Notice”, at a redemption price equal to 100% of the principal amount of the Senior Toggle Notes redeemed plus the Applicable Premium as of, plus accrued and unpaid interest and, if any, to the date of redemption (the “Redemption Date”), subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

On and after April 15, 2011, the Issuer may redeem the Senior Toggle Notes, in whole or in part, upon notice as described under the heading “Repurchase at the Option of Holders—Selection and Notice”, at the redemption prices (expressed as percentages of principal amount of the Senior Toggle Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, to the Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on April 15 of each of the years indicated below:

Year	Percentage
2011	104.750%
2012	102.375%
2013 and thereafter	100.000%

In addition, until April 15, 2010, the Issuer may, at its option, redeem up to 35% of the aggregate principal amount of Senior Toggle Notes issued by it at a redemption price equal to 100% of the aggregate principal amount thereof, plus a premium equal to the Cash Interest rate per annum on the Senior Toggle Notes, plus accrued and unpaid interest, if any, to the Redemption Date, subject to the right of Holders of Senior Toggle Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds received by it from one or more Equity Offerings; provided that (i) at least 50% of the sum of the aggregate principal amount of Senior Toggle Notes originally issued under the Senior Indenture and any Additional Senior Toggle Notes issued under the Senior Indenture after the Issue Date remain outstanding immediately after the occurrence of each such redemption; and (ii) each such redemption occurs within 180 days of the date of closing of each such Equity Offering.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering. So long as any Senior Toggle Notes are listed on a securities exchange, and to the extent required by such securities exchange, the Issuer will notify the securities exchange of any such notice of redemption. In addition, the Issuer will notify the securities exchange of the principal amount of any Senior Toggle Notes outstanding following any partial redemption of Senior Toggle Notes.

Senior Subordinated Notes

Except as set forth below, the Issuer will not be entitled to redeem the Senior Subordinated Notes at its option.

At any time prior to April 15, 2012 the Issuer may redeem all or a part of the Senior Subordinated Notes, upon notice as described under “—Selection and Notice”, at a redemption price equal to 100% of the principal amount of the Senior Subordinated Notes redeemed plus the Applicable Premium as of, plus accrued and unpaid interest, if any, to the Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

On and after April 15, 2012 the Issuer may redeem the Senior Subordinated Notes, in whole or in part, upon notice as described under the heading “Repurchase at the Option of Holders—Selection and Notice”, at the redemption prices (expressed as percentages of principal amount of the Senior Subordinated Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, to the Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on April 15 of each of the years indicated below:

Year	Percentage
2012	104.875%
2013	103.250%
2014	101.625%
2015 and thereafter	100.000%

In addition, until April 15, 2010, the Issuer may, at its option, redeem (a) up to 35% of the aggregate principal amount of Senior Subordinated Notes issued by it at a redemption price equal to 100% of the aggregate principal amount thereof, plus a premium equal to the stated interest rate per annum on the Senior Subordinated Notes, plus accrued and unpaid interest, if any, to the Redemption Date, subject to the right of Holders of Senior Subordinated Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds received by it from one or more Equity Offerings; provided that (i) at least 50% of the sum of the aggregate principal amount of Senior Subordinated Notes originally issued under the Senior Subordinated Indenture and any Additional Senior Subordinated Notes that are Senior Subordinated Notes issued under the Senior Subordinated Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; and (ii) each such redemption occurs within 180 days of the date of closing of each such Equity Offering.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering. So long as any Senior Subordinated Notes are listed on a securities exchange, and to the extent required by such securities exchange, the Issuer will notify the securities exchange of any such notice of redemption. In addition, the Issuer will notify the securities exchange of the principal amount of any Senior Subordinated Notes outstanding following any partial redemption of such Senior Subordinated Notes.

Selection and Notice

If the Issuer is redeeming less than all of a series of the Notes issued by it at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed or (b) on a pro rata basis to the extent practicable, or, if the pro rata basis is not practicable for any reason by lot or by such other method as the Trustee shall deem fair and appropriate. No Notes of $2,000 or less, in the case of the Senior Toggle Notes, or €50,000 or less, in the case of the Senior Subordinated Notes, can be redeemed in part.

Notices of redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at such Holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be redeemed in part only, any notice of redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be redeemed.

The Issuer will issue a new Note in a principal amount equal to the unredeemed portion of the original Note representing the same indebtedness to the extent not redeemed in the name of the Holder upon cancellation of the original Note. Unless such redemption shall be conditional as set forth above under “Senior Toggle Notes” and “Senior Subordinated Notes”, Notes called for redemption become due on the date fixed for redemption. On and after the Redemption Date, interest ceases to accrue on Notes or portions of them called for redemption.

Repurchase at the Option of Holders

Change of Control

The Notes will provide that if a Change of Control occurs, unless the Issuer has previously or concurrently mailed a redemption notice with respect to all the outstanding Notes as described under “Optional Redemption,” the Issuer will make an offer to purchase all of the Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such holder appearing in the security register or otherwise in accordance with the procedures of DTC, with a copy to the Trustee, with the following information:

(1) that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) that any Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless the Issuer defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuer to purchase such Notes, provided that the paying agent receives, not later than the close of business on the expiration date of the Change of Control Offer, a facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(7) that if the Issuer is redeeming less than all of the Notes, the Holders of the remaining Notes will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to at least $2,000 or €50,000, as the case may be, or an integral multiple of $1,000 or €1,000 thereafter, as the case may be;

(8) if such notice is mailed prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional on the occurrence of such Change of Control; and

(9) the other instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow.

The Issuer will comply with the requirements of Rule 14e 1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the applicable Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the applicable Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

(1) accept for payment all Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer,

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered, and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuer.

The Senior Credit Facilities and Senior Toggle Notes prohibit or limit, and future credit agreements or other agreements relating to Senior Indebtedness to which the Issuer becomes a party may prohibit or limit, the Issuer from purchasing any Senior Subordinated Notes as a result of a Change of Control. In the event a Change of Control occurs at a time when the Issuer is prohibited from purchasing the Senior Subordinated Notes, the Issuer could seek the consent of its lenders and the Holders of the Senior Toggle Notes to permit the purchase of the Senior Subordinated Notes or could attempt to refinance the Indebtedness that contain such prohibition. If the Issuer does not obtain such consent or repay such Indebtedness, the Issuer will remain prohibited from purchasing the Senior Subordinated Notes. In such case, the Issuer’s failure to purchase tendered Senior Subordinated Notes would constitute an Event of Default under the Senior Subordinated Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the applicable Indenture would restrict payments to the Holders of Senior Subordinated Notes under certain circumstances. The Senior Credit Facilities provide that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the applicable Indenture). If we experience a change of control that triggers a default under the Senior Credit Facilities, we could seek a waiver of such default or seek to refinance the Senior Credit Facilities. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities, such default could result in amounts outstanding under the Senior Credit Facilities being declared due and payable and cause a Qualified Securitization Facility to be wound down.

Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. After the Issue Date, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the applicable Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants—Liens.” Such restrictions in the applicable Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the applicable Indenture will not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

The Issuer will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuer to make an offer to repurchase the Notes as described above.

The provisions under the Indentures relative to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes of the relevant series.

Asset Sales

The Indentures provide that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, cause, make or suffer to exist an Asset Sale, unless:

(1) the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(a) any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of the Issuer or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes, that are assumed by the transferee of any such assets and for which the Issuer and all of its Restricted Subsidiaries have been validly released by all applicable creditors in writing,

(b) any securities received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

(c) any Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 5.0% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

Within 450 days after the receipt of any Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

(1)(a) under the Senior Indenture, to permanently reduce Obligations under the Senior Credit Facilities or Senior Indebtedness secured by a Permitted Lien or other Senior Indebtedness (and to correspondingly reduce commitments with respect thereto) provided that if the Issuer shall so reduce Obligations under such other Senior Indebtedness, the Issuer shall equally and ratably reduce Obligations under the Senior Toggle Notes as provided under “Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders of Senior Toggle Notes to purchase their Senior Toggle Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Senior Toggle Notes that would otherwise be prepaid, or Indebtedness of a Restricted Subsidiary that is not a Guarantor, and (b) under the Senior Subordinated Indenture, to permanently reduce Obligations under Senior Indebtedness or Senior Subordinated Indebtedness (and to correspondingly reduce commitments with respect thereto) provided that if the Issuer shall so reduce Obligations under such Senior Subordinated Indebtedness, the Issuer shall equally and ratably reduce Obligations under the Senior Subordinated Notes as provided under “Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders of Senior Subordinated Notes to purchase their Senior Subordinated Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Senior Subordinated Notes that would otherwise be prepaid, or Indebtedness of a Restricted Subsidiary that is not a Guarantor;

(2) to make (a) an Investment in any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or any of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business, or

(3) to make an Investment in (a) any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or any of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Issuer, or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Issuer or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within 180 days of such cancellation or termination; provided further that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $50.0 million, the Issuer shall make an offer to all Holders of the Notes and, if required by the terms of any Indebtedness that is pari passu with the Notes (“Pari Passu Indebtedness”), to the holders of such Pari Passu Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Notes and such Pari Passu Indebtedness that is at least $2,000 or €50,000, as the case may be, or an integral multiple of $1,000 or €1,000 thereafter, as the case may be, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or accreted value, if less), plus accrued and unpaid interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the applicable Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $50.0 million by mailing the notice required pursuant to the terms of the applicable Indenture, with a copy to the Trustee. The Issuer may satisfy the foregoing obligations with respect to any Net Proceeds from an Asset Sale by making an Asset Sale Offer with respect to such Net Proceeds prior to the expiration of the relevant 450 days or with respect to Excess Proceeds of $50.0 million or less.

To the extent that the aggregate amount of Notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the applicable Indenture. If the aggregate principal amount of Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such Pari Passu Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Pari Passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds that resulted in the Asset Sale Offer shall be reset to zero.

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indentures.

The Issuer will comply with the requirements of Rule 14e 1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indentures, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

The provisions under the Indentures relative to the Issuer’s obligation to make an offer to repurchase the Notes as a result of an Asset Sale may be waived or modified with the written consent of the Holders of a majority in principal amount of the applicable series of Notes.

The Senior Credit Facilities and the Senior Toggle Notes prohibit or limit, and future credit agreements or other agreements relating to Senior Indebtedness to which the Issuer becomes a party may prohibit or limit, the Issuer from purchasing any Senior Subordinated Notes pursuant to this Asset Sales covenant. In the event the Issuer is prohibited from purchasing the Senior Subordinated Notes, the Issuer could seek the consent of its lenders and the Holders of the Senior Toggle Notes to the purchase of the Senior Subordinated Notes or could attempt to refinance the Indebtedness that contain such prohibition. If the Issuer does not obtain such consent or repay such Indebtedness, it will remain prohibited from purchasing the Senior Subordinated Notes. In such case, the Issuer’s failure to purchase tendered Senior Subordinated Notes would constitute an Event of Default under the Senior Subordinated Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Senior Subordinated Indenture would restrict payments to the Holders of the Senior Subordinated Notes under certain circumstances.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indentures. During any period of time that (i) the Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default has occurred and is continuing under the applicable Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event” and the date thereof being referred to as the “Suspension Date”) then, the covenants specifically listed under the following captions in this “Description of the Notes” section of this prospectus will not be applicable to the Notes (collectively, the “Suspended Covenants”):

(1) “Repurchase at the Option of Holders—Asset Sales”;

(2) “—Limitation on Restricted Payments”;

(3) “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4) clause (4) of the first paragraph of “—Merger, Consolidation or Sale of All or Substantially All Assets”;

(5) “—Transactions with Affiliates”;

(6) “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(7) “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”; and

(8) “Repurchase at the Option of Holders—Change of Control”;

and, for the Senior Subordinated Notes only;

(9) “—Limitation on Layering”.

During any period that the foregoing covenants have been suspended, the Issuer may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the second sentence of the definition of “Unrestricted Subsidiary.”

If and while the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants, the Notes will be entitled to substantially less covenant protection. In the event that the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then the Issuer and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period”. The Guarantees of the Subsidiary Guarantors will be suspended during the Suspension Period. Additionally, upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from Net Proceeds shall be reset to zero.

Under the Senior Indenture, during any Suspension Period, the Issuer will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction; provided, that the Issuer or any Restricted Subsidiary may enter into a Sale and Lease-Back Transaction if (i) the Issuer or such Restricted Subsidiary could have incurred a Lien to secure the Indebtedness attributable to such Sale and Leaseback Transaction pursuant to “—Liens” below without equally and ratably securing the Senior Toggle Notes pursuant to such covenant; and (ii) the consideration received by the Issuer or such Restricted Subsidiary in that Sale and Lease-Back Transaction is at least equal to the fair market value of the property sold and otherwise complies with “—Repurchase at the Option of Holders—Asset Sales” above; provided, further, that the foregoing provisions shall cease to apply on and subsequent to the Reversion Date following such Suspension Period.

Notwithstanding the foregoing, in the event of any such reinstatement, no action taken or omitted to be taken by the Issuer or any of its Restricted Subsidiaries prior to such reinstatement will give rise to a Default or Event of Default under the Indenture with respect to the Notes; provided that (1) with respect to Restricted Payments made after such reinstatement, the amount of Restricted Payments made will be calculated as though the covenant described above under the caption “—Limitation on Restricted Payments” had been in effect prior to, but not during, the Suspension Period; and (2) all Indebtedness incurred, or Disqualified Stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to clause (3) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” In addition, for purposes of clause (3) of the first paragraph under the caption “—Limitation on Restricted Payments”, all events set forth in such clause (3) occurring during a Suspension Period shall be disregarded for purposes of determining the amount of Restricted Payments the Issuer or any Restricted Subsidiary is permitted to make pursuant to such clause (3).

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(I) declare or pay any dividend or make any payment or distribution on account of the Issuer’s, or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(a) dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or

(b) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(II) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer, including in connection with any merger or consolidation;

(III) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a) Indebtedness permitted under clauses (7) and (8) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV) make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (the “Fixed Charge Coverage Test”); and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c) and (14) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period and including the predecessor) beginning on April 1, 2007, to the end of the Issuer’s recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(b) 100% of the aggregate net cash proceeds and the fair market value of marketable securities or other property received by the Issuer since immediately after the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i)	(A) Equity Interests of the Issuer, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value of marketable securities or other property received from the sale of:

(x)	Equity Interests to members of management, directors or consultants of the Issuer, any direct or indirect parent company of the Issuer and the Issuer’s Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(y)	Designated Preferred Stock;

and (B) to the extent such net cash proceeds are actually contributed to the Issuer, Equity Interests of the Issuer’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii)	debt securities of the Issuer that have been converted into or exchanged for such Equity Interests of the Issuer;

provided, that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock (as defined below), (X) Equity Interests or convertible debt securities of the Issuer sold to a Restricted Subsidiary, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

(c) 100% of the aggregate amount of cash and the fair market value of marketable securities or other property contributed to the capital of the Issuer following the Issue Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) (other than by a Restricted Subsidiary and other than by any Excluded Contributions); plus

(d) 100% of the aggregate amount received in cash and the fair market value of marketable securities or other property received by means of:

(i)	the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Issuer or its Restricted Subsidiaries, in each case after the Issue Date; or

(ii)	the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after the Issue Date; plus

(e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary (which, if the fair market value of such Investment shall exceed $50.0 million, shall be set forth in writing by an Independent Financial Advisor), at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2)(a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”) or Subordinated Indebtedness of the Issuer or any Equity Interests of any direct or indirect parent company of the Issuer, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent contributed to the Issuer (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3) the defeasance, redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Issuer or a Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Subsidiary Guarantor, as the case may be, which is incurred in compliance with “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

(b) such new Indebtedness is subordinated to the applicable Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value;

(c) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired; and

(d) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $20.0 million (which shall increase to $50.0 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent entity of the Issuer) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $40.0 million in any calendar year (which shall increase to $75.0 million subsequent to the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent corporation of the Issuer)); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, Equity Interests of any of the Issuer’s direct or indirect parent companies, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b) the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries after the Issue Date; less

(c) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided further that cancellation of Indebtedness owing to the Issuer from members of management of the Issuer, any of the Issuer’s direct or indirect parent companies or any of the Issuer’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries or any class or series of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6)(a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer after the Issue Date;

(b) the declaration and payment of dividends to a direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent corporation issued after the

Issue Date, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock; or

(c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, in the case of each of (a), (b) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed 2.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(9) the declaration and payment of dividends on the Issuer’s common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity’s common stock), following the first public offering of the Issuer’s common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, in an amount equal to no more than 6.0% per annum of the net cash proceeds received by or contributed to the Issuer in or from any such public offering, other than public offerings with respect to the Issuer’s common stock registered on Form S 4 or Form S 8 and other than any public sale constituting an Excluded Contribution;

(10) Restricted Payments in an aggregate amount equal to the amount of Excluded Contributions previously received by the Issuer and its Restricted Subsidiaries;

(11) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed the greater of 2.5% of Total Assets and $100.0 million;

(12) distributions or payments of Securitization Fees;

(13) any Restricted Payment made in connection with the Transaction and the fees and expenses related thereto or owed to Affiliates (including dividends to any direct or indirect parent of the Issuer to permit payment by such parent of such amount), in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “Repurchase at the Option of Holders—Change of Control” and “Repurchase at the Option of Holders—Asset Sales”; provided that all Notes validly tendered by Holders of such Notes in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(15) the declaration and payment of dividends by the Issuer to, or the making of loans to, any direct or indirect parent in amounts required for any direct or indirect parent companies to pay, in each case without duplication,

(a) franchise and excise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(b) foreign, federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Issuer and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer and its Restricted Subsidiaries would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

(c) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

(d) general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries; and

(e) fees and expenses other than to Affiliates of the Issuer related to any unsuccessful equity or debt offering of such parent entity; and

(16) the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

provided, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (11) and (16), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Issue Date, all of the Issuer’s Subsidiaries will be Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10) or (11) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Issuer and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(1) the incurrence of Indebtedness under Credit Facilities by the Issuer or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $2,060.0 million outstanding at any one time;

(2) the incurrence by the Issuer and any Guarantor of Indebtedness represented by (a) the Senior Toggle Notes (including any Guarantee) and the exchange notes and related exchange guarantees to be issued in exchange for Senior Toggle Notes and the Guarantees pursuant to the Registration Rights Agreement (other than any Additional Senior Toggle Notes) and (b) the Senior Subordinated Notes (including any guarantee thereof) and the exchange notes and related exchange guarantees to be issued in exchange for the Senior Subordinated Notes and the guarantees thereof pursuant to the Registration Rights Agreement (other than any Additional Senior Subordinated Notes);

(3) Indebtedness of the Issuer and its Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2));

(4) Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by the Issuer or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets; so long as such Indebtedness exists at the date of such purchase, lease or improvement, or is created within 270 days thereafter;

(5) Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6) Indebtedness arising from agreements of the Issuer or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price, earnouts or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, that

(a) such Indebtedness is not reflected on the balance sheet of the Issuer, or any of its Restricted Subsidiaries (Contingent Obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6)(a)); and

(b) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Issuer and its Restricted Subsidiaries in connection with such disposition;

(7) Indebtedness of the Issuer to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor (other than the Issuer) is expressly subordinated in right of payment to the Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;\

(8) Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor (other than the Issuer), such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Notes of such Guarantor; provided further that any subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(9) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another of its Restricted Subsidiaries) shall be deemed in each case to be an issuance of such shares of Preferred Stock;

(10) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred pursuant to “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” exchange rate risk or commodity pricing risk;

(11) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(12)(a) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary equal to 200.0% of the net cash proceeds received by the Issuer since immediately after the Issue Date from the issue or sale of Equity Interests of the Issuer or cash contributed to the capital of the Issuer (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed $250.0 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

(13) the incurrence by the Issuer or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund or refinance any Indebtedness, Disqualified Stock or Preferred Stock incurred as permitted under the first paragraph of this covenant and clauses (2), (3), (4) and (12)(a) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock issued to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, that such Refinancing Indebtedness:

(a) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced,

(b) to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the applicable Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the applicable Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(c) shall not include:

(i)	Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Issuer;

(ii)	Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Guarantor or the Issuer; or

(iii)	Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

and, provided further, that subclause (a) of this clause (13) will not apply to any refunding or refinancing of Indebtedness which matures prior to the applicable Notes;

(14) Indebtedness, Disqualified Stock or Preferred Stock of (x) the Issuer or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that, after giving effect to such acquisition or merger, if more than $50.0 million of Indebtedness, Disqualified Stock or Preferred Stock is at any time outstanding under this clause (14), either

(a) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test, or

(b) the Fixed Charge Coverage Ratio of the Issuer and the Restricted Subsidiaries is equal to or greater than immediately prior to such acquisition or merger;

(15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its incurrence;

(16) Indebtedness of the Issuer or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(17)(a) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or

(b) any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer; provided that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(18) Indebtedness consisting of Indebtedness issued by the Issuer or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (4) of the second paragraph under the caption “—Limitation on Restricted Payments”;

(19) customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(20) Indebtedness owed on a short-term basis of no longer than 30 days to banks and other financial institutions incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to manage cash balances of the Issuer and its Restricted Subsidiaries;

(21) Indebtedness incurred by a Restricted Subsidiary in connection with bankers’ acceptances, discounted bills of exchange or the discounting or factoring of receivables for credit management purposes, in each case incurred or undertaken in the ordinary course of business on arm’s length commercial terms on a recourse basis;

(22) Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business; and

(23) Indebtedness of Foreign Subsidiaries of the Issuer in an amount not to exceed at any one time outstanding and together with any other Indebtedness incurred under this clause (23) 5.0% of the Total Assets of the Foreign Subsidiaries (it being understood that any Indebtedness incurred pursuant to this clause (23) shall cease to be deemed incurred or outstanding for purposes of this clause (23) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiaries could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (23)); and

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of Permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (23) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will classify and may reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses or under the first paragraph of this covenant; provided that all Indebtedness outstanding under the Credit Facilities on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the second paragraph above; and

(2) at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest (including any PIK-election interest) or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, of the same class will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. Dollar Equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The Senior Indenture provides that the Issuer will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Senior Toggle Notes or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Issuer or such Guarantor, as the case may be.

The Senior Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

Senior Indenture

The Senior Indenture provides that the Issuer will not, and will not permit any Subsidiary Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness or any related Guarantee, on any asset or property of the Issuer or any Subsidiary Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Senior Toggle Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Senior Toggle Notes or the Guarantees are equally and ratably secured, except that the foregoing shall not apply to (a) Liens securing the Senior Toggle Notes and the related Guarantees, (b) Liens securing Indebtedness permitted to be incurred under Credit Facilities, including any letter of credit facility relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (c) Liens securing Indebtedness under Credit Facilities permitted to be incurred under the covenant described above under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that, with respect to Liens securing Indebtedness permitted under this subclause (c), at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured Debt Ratio would be no greater than 4.50 to 1.00.

Senior Subordinated Indenture

The Senior Subordinated Indenture provides that the Issuer will not, and will not permit any Subsidiary Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness ranking pari passu with or subordinated to the Senior Subordinated Notes or any related Guarantee, on any asset or property of the Issuer or any Subsidiary Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Senior Subordinated Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Senior Subordinated Notes or the Guarantees are equally and ratably secured,

except that the foregoing shall not apply to (a) Liens securing the Senior Subordinated Notes and the related Guarantees and (b) Liens securing Senior Indebtedness of the Issuer or any Guarantor.

Merger, Consolidation or Sale of All or Substantially All Assets

The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) the Issuer is the surviving business entity or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made, is a Person organized or existing under the laws of the jurisdiction of organization of the Issuer or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”); provided that in the case where the surviving Person is not a corporation, a co-obligor of the Notes is a corporation;

(2) the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Notes pursuant to supplemental indentures or other documents or instruments;

(3) immediately after such transaction, no Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing or debt reduction transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a) the Successor Company or the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test, or

(b) the Fixed Charge Coverage Ratio for the Issuer and the Restricted Subsidiaries would be equal to or greater than the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, in which case clause (1)(b) of the fourth succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture, the Notes and the Registration Rights Agreement; and

(6) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

The Successor Company will succeed to, and be substituted for the Issuer under the Indenture, the Guarantees and the Notes, as applicable. Notwithstanding the immediately preceding clauses (3) and (4),

(1) any Restricted Subsidiary may consolidate with or merge with or transfer all or part of its properties and assets to the Issuer, and

(2) the Issuer may merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Issuer in a State of the United States so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.

Subject to certain provisions described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Subsidiary Guarantor, no Subsidiary Guarantor will, and the Issuer will not permit any Subsidiary Guarantor to, consolidate or merge with or into or wind up into (whether or not such Subsidiary Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1)(a) such Subsidiary Guarantor is the surviving business entity or the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under the laws of the jurisdiction of organization of such Subsidiary Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person being herein called the “Successor Person”);

(b) the Successor Person, if other than such Subsidiary Guarantor, expressly assumes all the obligations of such Subsidiary Guarantor under the Indenture and such Subsidiary Guarantor’s related Guarantee pursuant to supplemental indentures or other documents or instruments;

(c) immediately after such transaction, no Default exists; and

(d) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

(2) the transaction is made in compliance with the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Subsidiary Guarantor under the Indenture and such Subsidiary Guarantor’s Guarantee. Notwithstanding the foregoing, any Subsidiary Guarantor may merge with or transfer all or part of its properties and assets to the Issuer or any Subsidiary Guarantor and any Subsidiary Guarantor may merge with a Subsidiary of the Issuer solely for the purpose of reincorporating the Subsidiary Guarantor in another jurisdiction so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby and so long as the surviving entity (if not the Subsidiary Guarantor) assumes all of the Subsidiary Guarantor’s obligations under its Guarantee in connection with such reincorporation.

This “Merger, Consolidation or Sale of All or Substantially All Assets” covenant will not apply to any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Issuer and its Restricted Subsidiaries, including the merger of PTS Acquisition Corp. with and into Cardinal Health 409, Inc.

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $20.0 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2) the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $40.0 million, a resolution adopted by the majority of the board of directors of the Issuer approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Issuer or any of its Restricted Subsidiaries;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and the definition of “Permitted Investments”;

(3) the payment of management, consulting, monitoring, advisory and other fees and related expenses pursuant to the Management Fee Agreement and the termination fees pursuant to the Management Fee Agreement, or any amendment thereto so long as any such amendment is not more disadvantageous in the good faith judgment of the Issuer to the Holders when taken as a whole, as compared to the Management Fee Agreement as in effect on the Issue Date;

(4) the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, current or former officers, directors, employees or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5) transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6) any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

(7) the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

(8) the Transaction and the payment of all fees and expenses related to the Transaction, in each case as contemplated by this offering circular;

(9) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services that are Affiliates, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Permitted Holder or to any director, officer, employee or consultant of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(11) sales of accounts receivable, or participations therein, or Securitization Assets or related assets in connection with any Qualified Securitization Facility;

(12) payments by the Issuer or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of the Issuer in good faith;

(13) payments or loans (or cancellation of loans) to employees or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by a majority of the board of directors of the Issuer in good faith; and

(14) investments by any of the Investors in securities of the Issuer or any of its Restricted Subsidiaries (and payment of reasonable out-of-pocket expenses incurred by such investors in connection therewith) so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1)(a) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b) pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(2) make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Credit Facilities and the related documentation, Hedging Obligations, the Senior Subordinated Indenture, the Senior Subordinated Notes and the related documentation;

(b) the Senior Indenture and the Senior Toggle Notes;

(c) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d) applicable law or any applicable rule, regulation or order;

(e) any agreement or other instrument of a Person acquired by the Issuer or any of its Restricted Subsidiaries in existence at the time of such acquisition or at the time it merges with or into the Issuer or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person (but, in any such case, not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired or the property or assets so assumed;

(f) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g) Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(h) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i) other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(j) customary provisions in joint venture agreements and other similar agreements or arrangements relating solely to such joint venture;

(k) customary provisions contained in leases, licenses or similar agreements, including with respect to intellectual property and other agreements, in each case, entered into in the ordinary course of business;

(l) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(m) restrictions created in connection with any Qualified Securitization Facility that, in the good faith determination of the Issuer are necessary or advisable to effect such Qualified Securitization Facility.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Issuer will not permit any Restricted Subsidiary that is a wholly-owned Domestic Subsidiary, other than a Guarantor, to guarantee the payment of any Indebtedness (or any interest on such Indebtedness) under the Senior Credit Facilities unless:

(1) such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer or any Guarantor, if such Indebtedness is by its express terms subordinated in right of payment to the applicable Notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes;

(2) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; and

(3) such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that:

(a) such Guarantee has been duly executed and authorized; and

(b) such Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity.

Limitation on Layering

The Senior Subordinated Indenture provides that the Issuer will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any Senior Indebtedness of the Issuer or such other Guarantor, as the case may be, unless such Indebtedness is either:

(1) equal in right of payment with the Senior Subordinated Notes or such other Guarantor’s Guarantee of the Senior Subordinated Notes, as the case may be; or

(2) expressly subordinated in right of payment to the Senior Subordinated Notes or such other Guarantor’s Guarantee of the Senior Subordinated Notes, as the case may be.

The Senior Subordinated Indenture will not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Reports and Other Information

Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indentures require the Issuer to file with the SEC (and make available to the Trustee and Holders of the Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the SEC) from and after the Issue Date,

(1) within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10 K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10 K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2) within 45 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10 Q by a non-accelerated filer) after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10 Q containing all quarterly information that would be required to be contained in Form 10 Q, or any successor or comparable form;

(3) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8 K, or any successor or comparable form; and

(4) any other information, documents and other reports which the Issuer would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case, in a manner that complies in all material respects with the requirements specified in such form; provided that the Issuer shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Issuer will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders of the Notes, in each case within 15 days after the time the Issuer would be required to file such information with the SEC, if it were subject to Sections 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, the Issuer will agree that, for so long as any Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

If any direct or indirect parent company of the Issuer becomes a Guarantor, the Indentures permit the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such other parent Guarantor; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent Guarantor, on the one hand, and the information relating to the Issuer and its Subsidiaries on a standalone basis, on the other hand.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offers or the effectiveness of the shelf registration statement by (1) the filing with the SEC of the exchange offers registration statement or shelf registration statement (or any other similar registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act or (2) by posting on the Issuer’s website or providing to the Trustee within 15 days of the time periods after the Issuer would have been required to file annual and interim reports with the SEC, the financial information (including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section) that would be required to be included in such reports, subject to exceptions consistent with the presentation of financial information in this prospectus.

Notwithstanding anything herein to the contrary, the Issuer will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (3) under “Events of Default and Remedies” until 120 days after the date any report hereunder is due.

Events of Default and Remedies

The Indentures provide that each of the following is an Event of Default:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes of the applicable series (whether or not, in the case of the Senior Subordinated Indenture, such payment is prohibited by the subordination provisions of such Indenture);

(2) default for 30 days or more in the payment when due of interest on or with respect to the Notes of the applicable series (whether or not, in the case of the Senior Subordinated Indenture, such payment is prohibited by the subordination provisions of such Indenture);

(3) failure by the Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 30% in principal amount of the Notes of the applicable series to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the applicable Indenture or the applicable series of Notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the applicable series of Notes, if both:

(a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $50.0 million or more at any one time outstanding;

(5) failure by the Issuer or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $50.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary); or

(7) the Guarantee of any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary (or the responsible officers of any group of Subsidiaries that together would constitute a Significant Subsidiary), as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then total outstanding Notes of the applicable series may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes of such series to be due and payable immediately; provided, that so long as any Indebtedness permitted to be incurred under the Indenture as part of the Senior Credit Facilities shall be outstanding, no such acceleration shall be effective until the earlier of:

(1) acceleration of any such Indebtedness under the Senior Credit Facilities; or

(2) five Business Days after the giving of written notice of such acceleration to the Issuer and the Representative with respect to the Senior Credit Facilities.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Notes of the applicable series will become due and payable without further action or notice. The Indentures will provide that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee will have no obligation to accelerate the Notes of the applicable series if in the best judgment of the Trustee acceleration is not in the best interests of the Holders of the Notes of the applicable series.

Each Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes of the applicable series by written notice to the Trustee may on behalf of the Holders of all such Notes waive any existing Default and its consequences under the applicable Indenture (except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note of such series held by a non-consenting Holder) and rescind any acceleration with respect to the Notes and its consequences (except if such rescission would conflict with any judgment of a court of competent jurisdiction). In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the applicable Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes of the applicable series unless the Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the applicable Indenture or the applicable Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 30% in principal amount of the total outstanding Notes of the applicable series have requested the Trustee to pursue the remedy;

(3) Holders of the Notes of the applicable series have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the total outstanding Notes of the applicable series have not given the Trustee a direction inconsistent with such request within such 60 day period.

Subject to certain restrictions, under each Indenture the Holders of a majority in principal amount of the total outstanding Notes of the applicable series are given the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the applicable Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

Each Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with such Indenture, and the Issuer is required, within five Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor or any of their parent companies shall have any liability, for any obligations of the Issuer or the Guarantors under the Notes, the Guarantees or the Indentures or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer and the Guarantors under the Indentures will terminate (other than certain obligations) and will be released upon payment in full of all of the applicable series of Notes. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the applicable series of Notes and have the Issuer and each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of the applicable series of Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) the Issuer’s obligations with respect to applicable series of Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the applicable Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to certain covenants that are described in the applicable Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the applicable series of Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the applicable series of Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the applicable series of Notes:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of such Notes, (a) cash in U.S. dollars, non-callable U.S. Government Securities, or a combination of cash in U.S. dollars and non-callable U.S. Government Securities (in the case of the Senior Toggle Notes) or (b) (in the case of the Senior Subordinated Notes) cash in euros, non-callable European Government Securities, or a combination of cash in euros and non-callable European Government Securities, in the case of (a) or (b), in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on such Notes in cash on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Notes and the Issuer must specify whether such Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b) since the issuance of such Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the applicable series of Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the applicable series of Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, the Senior Toggle Notes, the Senior Indenture, the Senior Subordinated Notes, the Senior Subordinated Indenture or any other material agreement or instrument to which, the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness, and the granting of Liens in connection therewith);

(6) the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization, or similar laws affecting creditors’ rights generally (including Section 547 of Title 11 of the United States Code) under any applicable U.S. Federal or state law, and that the Trustee has a perfected security interest in such trust funds for the ratable benefit of the applicable Holders;

(7) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

(8) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The applicable Indenture will be discharged and will cease to be of further effect as to all applicable Notes, when either:

(1) all applicable Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2)(a) all applicable Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the applicable Notes, (x) cash in U.S. dollars, non-callable U.S. Government Securities, or a combination of cash in U.S. dollars and non-callable U.S. Government Securities (in the case of the Senior Toggle Notes) or (y) (in the case of the Senior Subordinated Notes) cash in euros, non-callable European Government Securities, or a combination of cash in euros and non-callable European Government Securities, in the case of (x) or (y), in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire Indebtedness on the applicable Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit or any similar and simultaneous deposit relating to other Indebtedness and the granting of Liens in connection therewith) with respect to the Indentures or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, the Senior Toggle Notes, the Senior Indenture, the Senior Subordinated Notes, the Senior Subordinated Indenture or any other material agreement or instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than resulting from any borrowing of funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and the granting of Liens in connection therewith);

(c) the Issuer has paid or caused to be paid all sums payable by it under the Indentures; and

(d) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, each Indenture, any Guarantee and the Senior Toggle Notes and the Senior Subordinated Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Senior Toggle Notes and the Senior Subordinated Notes, as applicable, then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Senior Toggle Notes and the Senior Subordinated Notes, and any existing Default or compliance with any provision of the applicable Indenture or the Senior Toggle Notes or the Senior Subordinated Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Senior Toggle Notes and Senior Subordinated Notes, as applicable, other than the Senior Toggle Notes and the Senior Subordinated Notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Senior Toggle Notes and the Senior Subordinated Notes).

Each of the Indentures provides that, without the consent of the affected Holder of Senior Toggle Notes or Senior Subordinated Notes, as applicable, an amendment or waiver may not, with respect to any such Notes held by a non-consenting Holder:

(1) reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Note (other than provisions relating to the covenants described above under the caption “Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any such Note;

(4) waive a Default in the payment of principal of or premium, if any, or interest on such Notes, except a rescission of acceleration of such Notes by the Holders of at least a majority in aggregate principal amount of the Notes of the applicable series and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indentures or any Guarantee which cannot be amended or modified without the consent of all Holders;

(5) make any such Note payable in money other than that stated therein;

(6) make any change in the provisions of the applicable Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on such Notes;

(7) make any change in these amendment and waiver provisions;

(8) impair the right of any Holder to receive payment of principal of, or interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(9) make any change in the subordination provisions in the case of the Senior Subordinated Notes or contractually subordinate Notes in the case of the Senior Toggle Notes that would adversely affect the Holders; or

(10) except as expressly permitted by the applicable Indenture, modify the Guarantees of any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) in any manner adverse to the Holders of the Notes.

Notwithstanding the foregoing, the Issuer, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the applicable Indenture and any Guarantee or Senior Toggle Notes or Senior Subordinated Notes without the consent of any applicable Holder;

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated Notes of such series in addition to or in place of certificated Notes;

(3) to comply with the covenant relating to mergers, consolidations and sales of assets;

(4) to provide the assumption of the Issuer’s or any Guarantor’s obligations to the Holders;

(5) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the applicable Indenture of any such Holder;

(6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;

(7) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9) to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

(10) to add a Guarantor or co-obligor under the Indenture;

(11) to conform the text of the applicable Indenture, Guarantee or the Senior Toggle Notes or the Senior Subordinated Notes to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a verbatim recitation of a provision of the applicable Indenture, Guarantee or Senior Toggle Notes or Senior Subordinated Notes; or

(12) making any amendment to the provisions of the Indentures relating to the transfer and legending of Senior Toggle Notes or Senior Subordinated Notes as permitted by the Indentures, including, without limitation to facilitate the issuance and administration of the Senior Toggle Notes or the Senior Subordinated Notes; provided, that (i) compliance with the Indentures as so amended would not result in Senior Toggle Notes or Senior Subordinated Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Senior Toggle Notes or Senior Subordinated Notes.

The consent of the Holders is not necessary under either Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

The Trustee and Common Depositary

The Issuer has initially appointed The Bank of New York as New York paying agent, registrar, authentication agent, calculation agent and transfer agent for the Senior Toggle Notes and The Bank of New York, London Branch, as the paying agent and common depositary for the Senior Subordinated Notes. The Issuer may at anytime appoint new paying agents, transfer agents and registrars. However, the Issuer will at all times maintain a paying agent in New York City and London until the Notes are paid.

Waiver of Immunities

To the extent that the Issuer may in any jurisdiction claim for itself or its assets immunity from a suit, execution, attachment, whether in aid of execution, before judgment or otherwise, or other legal process in connection with and as set out in the applicable Indenture and the Notes and to the extent that in any jurisdiction there may be immunity attributed to the Issuer or the Issuer’s assets, whether or not claimed, the Issuer has irrevocably agreed for the benefit of the holders not to claim, and irrevocably waive, the immunity to the full extent permitted by law.

Currency Rate Indemnity and Calculation of U.S. Dollar-Denominated Restrictions

The Issuer has agreed that, if a judgment or order made by any court for the payment of any amount in respect of any Notes is expressed in a currency other than U.S. dollars, the Issuer will indemnify the relevant holder against any deficiency arising from any variation in rates of exchange between the date as of which the U.S. dollars currency is notionally converted into the judgment currency for the purposes of the judgment or order and the date of actual payment. This indemnity will constitute a separate and independent obligation from the Issuer’s other obligations under the Indentures, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due under the Indentures or the Notes.

Except as otherwise specifically set forth herein, for purposes of determining compliance with any U.S. dollar-denominated restrictions herein, the U.S. Dollar Equivalent amount for purposes hereof that is denominated in a non-U.S. dollar currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-U.S. dollar amount is incurred or made, as the case may be.

Concerning the Trustee

Each of the Indentures contain certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee or resign.

The Indenture provides that the Holders of a majority in principal amount of the then outstanding Senior Toggle Notes or Senior Subordinated Notes, as applicable, will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indentures provide that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indentures at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indentures, the Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indentures. For purposes of the Indentures, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the transactions contemplated by the Transaction Agreement.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreements.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means:

(1) with respect to any Senior Toggle Note on any Redemption Date, the greater of (a) 1.0% of the principal amount of such Senior Toggle Note and (b) the excess, if any, of (i) the present value at such Redemption Date of (x) the redemption price of such Senior Toggle Note at April 15, 2011 (such redemption price being set forth in the table appearing above under the caption “Optional Redemption”), plus (y) all required interest payments due on such Senior Toggle Note through April 15, 2011 (calculated based on the Cash Interest rate) (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points over (ii) the principal amount of such Senior Toggle Note; and

(2) with respect to any Senior Subordinated Note on any Redemption Date, the greater of (a) 1.0% of the principal amount of such Senior Subordinated Note and (b) the excess, if any, of (i) the present value at such Redemption Date of (x) the redemption price of such Senior Subordinated Note at April 15, 2012 (such redemption price being set forth in the table appearing above under the caption “Optional Redemption”), plus (y) all required interest payments due on such Senior Subordinated Note through April 15, 2012 computed using a discount rate equal to the Treasury Rate as of such Redemption Date, plus 50 basis points over (ii) the principal amount of such Senior Subordinated Note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Issuer or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), whether in a single transaction or a series of related transactions;

in each case, other than:

(a) any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) no longer used in the ordinary course of business;

(b) the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the applicable Indenture;

(c) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “Certain Covenants—Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $50.0 million;

(e) any disposition of property or assets by the Issuer or a Restricted Subsidiary of the Issuer, or the issuance of securities by a Restricted Subsidiary of the Issuer, in either case, to the Issuer or another Restricted Subsidiary of the Issuer;

(f) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(h) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) foreclosures, condemnation or any similar action on assets or the granting of Liens not prohibited by the applicable Indenture;

(j) sales of accounts receivable, or participations therein, or Securitization Assets or related assets in connection with any Qualified Securitization Facility;

(k) any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture;

(l) the sale or discount of inventory, accounts receivable or notes receivable in the ordinary course of business or the conversion of accounts receivable to notes receivable;

(m) the licensing or sub-licensing of intellectual property or other general intangibles in the ordinary course of business, other than the licensing of intellectual property on a long-term basis; and

(n) any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with GAAP.

“Capitalized Software Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of licensed or purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Cash Equivalents” means:

(1) United States dollars;

(2)(a) pounds sterling, euros or any national currency of any participating member state of the EMU; or

(b) in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by them from time to time in the ordinary course of business;

(3) securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic or foreign commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. Dollar Equivalent as of the date of determination) in the case of non-U.S. banks;

(5) repurchase obligations for underlying securities of the types described in clauses (3), (4) and (8) entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper rated at least P 1 by Moody’s or at least A 1 by S&P and in each case maturing within 24 months after the date of creation thereof and Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition;

(7) marketable short-term money market and similar securities having a rating of at least P 2 or A 2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation or acquisition thereof;

(8) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(9) readily marketable direct obligations issued by any foreign government or any political subdivision or public instrumentality thereof, in each case having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(10) Investments with average maturities of 12 months or less from the date of acquisition in money market funds given one of the three highest ratings by S&P or Moody’s; and

(11) investment funds investing 90% of their assets in securities of the types described in clauses (1) through (10) above.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

At any time at which the value, calculated in accordance with GAAP, of all investments of the Issuer and its Restricted Subsidiaries that were deemed, when made, to be Cash Equivalents in accordance with clauses (1) through (11) above exceeds the Indebtedness of the Issuer and its Restricted Subsidiaries, “Cash Equivalents” shall also mean any investment (a “Qualifying Investment”) that satisfies the following two conditions: (a) the Qualifying Investment is of a type described in clauses (1) through (10) of this definition, but has an effective maturity (whether by reason of final maturity, a put option or, in the case of an asset-backed security, an average life) of five years and one month or less from the date of such Qualifying Investment (notwithstanding any provision contained in such clauses (1) through (10) requiring a shorter maturity); and (b) the weighted average effective maturity of such Qualifying Investment and all other investments that were made as Qualifying Investments in accordance with this paragraph, does not exceed two years from the date of such Qualifying Investment.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

(2) the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d 5(b)(1) under the Exchange Act), other than one or more Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d 3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Issuer (directly or through the acquisition of voting power of Voting Stock of any of the Issuer’s direct or indirect parent companies).

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees or costs and Capitalized Software Expenditures of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any made (less net payments, if any, received), pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (t) any expense resulting from the discounting of any Indebtedness in connection with the application of purchase accounting in connection with the Transaction or any acquisition, (u) penalties and interest relating to taxes, (v) any Additional Interest and any “additional interest” with respect to the Senior Subordinated Notes or other securities, (w) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (x) any expensing of bridge, commitment and other financing fees, (y) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Qualified Securitization Facility and (z) any accretion of accrued interest on discounted liabilities); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3) interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, that, without duplication,

(1) any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to the Transaction or any multi-year strategic initiatives), severance, relocation costs and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded,

(2) the Net Income for such period shall not include the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies during such period,

(3) any net after-tax gains or losses on disposal of disposed, abandoned or discontinued operations shall be excluded,

(4) any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or abandonments or the sale or other disposition of any Capital Stock of any Person other than in the ordinary course of business shall be excluded,

(5) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Issuer shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the Issuer or a Restricted Subsidiary thereof in respect of such period,

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived, provided that Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

(7) effects of adjustments (including the effects of such adjustments pushed down to the Issuer and its Restricted Subsidiaries) in the inventory, property and equipment, software, goodwill, other intangible assets, in-process research and development, deferred revenue and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Transaction or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

(8) any after-tax effect of income (loss) from the early extinguishment of (i) Indebtedness, (ii) Hedging Obligations or (iii) other derivative instruments shall be excluded,

(9) any impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets, investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded,

(10) any non-cash compensation charge or expense including any such charge arising from the grants of stock appreciation or similar rights, stock options, restricted stock or other rights shall be excluded,

(11) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of

Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded,

(12) accruals and reserves that are established within twelve months after the Issue Date that are so required to be established as a result of the Transaction in accordance with GAAP shall be excluded, and

(13) the following items shall be excluded:

(a) any net unrealized gain or loss (after any offset) resulting in such period from Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133; and

(b) any net unrealized gain or loss (after any offset) resulting in such period from currency translation gains or losses including those (i) related to currency remeasurements of Indebtedness and (ii) resulting from hedge agreements for currency exchange risk.

In addition, to the extent not already included in the Consolidated Net Income of such Person and its Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall include the amount of proceeds received from business interruption insurance and reimbursements of any expenses and charges that are covered by indemnification or other reimbursement provisions in connection with any Permitted Investment or any sale, conveyance, transfer or other disposition of assets permitted under the applicable Indenture.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants—Limitation on Restricted Payments” only (other than clause (3)(d) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

“Consolidated Secured Debt Ratio” as of any date of determination means, the ratio of (1) Consolidated Total Indebtedness of the Issuer and its Restricted Subsidiaries that is secured by Liens as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) the Issuer’s EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Issuer and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments (and excluding, for the avoidance of doubt, all obligations relating to Qualified Securitization Facilities) and (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and all Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified

Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Issuer.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Facilities” means, with respect to the Issuer or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Issuer, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments.”

“Designated Senior Indebtedness” means:

(1) any Indebtedness outstanding under the Senior Credit Facilities;

(2) the Senior Toggle Notes; and

(3) any other Senior Indebtedness permitted under the Senior Subordinated Indenture, the principal amount of which is $50.0 million or more and that has been designated by the Issuer as “Designated Senior Indebtedness.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the applicable series of Notes or the date the applicable series of Notes are no longer outstanding; provided, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Domestic Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person other than a Foreign Subsidiary.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1) increased (without duplication) by the following, in each case to the extent deducted in determining Consolidated Net Income for such period:

(a) provision for taxes based on income or profits or capital, including, without limitation, state, franchise and similar taxes (such as the Pennsylvania capital tax and Texas margin tax) and foreign withholding taxes of such Person paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income; plus

(b) Fixed Charges of such Person for such period (including (x) net losses or Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, (y) bank fees and (z) costs of surety bonds in connection with financing activities, plus amounts excluded from Consolidated Interest Expense as set forth in clauses (1)(t) through (z) in the definition thereof) to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(d) any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Senior Toggle Notes, the Senior Subordinated Notes and the Credit Facilities and (ii) any amendment or other modification of the Senior Toggle Notes, Senior Subordinated Notes and the Credit Facilities and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e) the amount of any restructuring charges, integration costs or other business optimization expenses, costs associated with establishing new facilities or reserves deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date, and costs related to the closure and/or consolidation of facilities; plus

(f) any other non-cash charges, including any write offs or write downs reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(g) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(h) the amount of management, monitoring, consulting and advisory fees (including termination fees) and related indemnities and expenses paid or accrued in such period under the Management Fee Agreement or otherwise to the Investors to the extent otherwise permitted under “Certain Covenants—Transactions with Affiliates” and deducted (and not added back) in such period in computing Consolidated Net Income; plus

(i) the amount of net cost savings projected by the Issuer in good faith to be realized as a result of specified actions taken or initiated (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (x) such cost savings are reasonably identifiable and factually supportable, (y) such actions are taken no later than 36 months after the Issue Date and (z) the aggregate amount of cost savings added pursuant to this clause (i) shall not exceed $50.0 million for any four consecutive quarter period (which adjustments may be incremental to pro forma cost savings adjustments made pursuant to the definition of “Fixed Charge Coverage Ratio”); plus

(j) the amount of loss on sale of receivables, Securitization Assets and related assets to the Securitization Subsidiary in connection with a Qualified Securitization Facility; plus

(k) any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interest of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments”; plus

(l) cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing EBITDA or Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of EBITDA pursuant to clause (2) below for any previous period and not added back; plus

(m) any net loss from disposed or discontinued operations, including for the avoidance of doubt, operating losses related to the closure of the Issuer’s Nexus facility; plus

(n) interest income or investment earnings on retiree medical and intellectual property, royalty or license receivables; plus

(o) the amount of allocated expenses from Cardinal Health, Inc. that are projected by the Issuer in good faith to be in excess of its stand-alone costs.

(2) decreased (without duplication) by the following, in each case to the extent included in determining Consolidated Net Income for such period:

(a) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period and any non-cash gains with respect to cash actually received in a prior period so long as such cash did not increase EBITDA in such prior period; plus

(b) any net income from disposed or discontinued operations; provided that, for the avoidance of doubt, the Issuer’s Fort Worth, Texas facility will not, during the twelve-month period after the Issue Date, be considered as disposed or discontinued operations; and

(3) increased or decreased by (without duplication), as applicable, any adjustments resulting from the application of FASB Interpretation No. 45 (Guarantees).

“EMU” means economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1) public offerings with respect to the Issuer’s or any direct or indirect parent company’s common stock registered on Form S 4 or Form S 8;

(2) issuances to any Subsidiary of the Issuer; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“euro” means the single currency of participating member states of the EMU.

“European Government Securities” means any security that is (a) a direct obligation of any country that is a member state of the European Monetary Union for the payment of which the full faith and credit of such country is pledged or (b) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of any such country the payment of which is unconditionally guaranteed as a full faith and credit obligation by such country, which, in either case under the preceding clause (a) or (b), is not callable or redeemable at the option of the issuer thereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer from

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an officer’s certificate executed by the principal financial officer of the Issuer on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments.”

“fair market value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by the Issuer in good faith; provided that if the fair market value is equal to or exceeds $50.0 million, such determination shall be made by the board of directors of the Issuer in good faith.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, Investment, acquisition, disposition, merger or consolidation (including the Transaction) and the amount of income or earnings relating thereto, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer (and may include, for the avoidance of doubt, cost savings and operating expense reductions resulting from such Investment, acquisition, merger or consolidation (including the Transaction) which is being given pro forma effect that have been or are expected to be realized). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication:

(1) Consolidated Interest Expense of such Person for such period;

(2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

(3) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof or the District of Columbia and any Restricted Subsidiary of such Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Issue Date.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuer’s Obligations under the Indentures and the Notes issued thereunder.

“Guarantor” means each Subsidiary of the Issuer, if any, that Guarantees the Notes in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate or currency risks either generally or under specific contingencies.

“Holder” means the Person in whose name a Note is registered on the registrar’s books.

“Indebtedness” means, with respect to any Person, without duplication:

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes an obligation in respect of a commercial letter of credit, a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and if not paid after becoming due and payable;

(d) representing any Hedging Obligations; or

(e) during a Suspension Period only, obligations of the lessee for rental payments in respect of Sale and Lease-back Transactions in an amount equal to the present value of such obligations during the remaining term of the lease using a discount rate equal to the rate of interest implicit in such transaction determined in accordance with GAAP, if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP; provided, that Indebtedness of any direct or indirect parent of the Issuer appearing upon the balance sheet of the Issuer solely by reason of push-down accounting under GAAP shall be excluded;

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Qualified Securitization Facilities.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Banc of America Securities LLC, Banc of America Securities Limited, Deutsche Bank Securities, Deutsche Bank AG, London Branch, GE Capital Markets, Inc. and GE Corporate Finance Bank SAS.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Issuer’s Equity Interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash by the Issuer or a Restricted Subsidiary in respect of such Investment.

“Investors” means The Blackstone Group and, if applicable, each of its respective Affiliates and funds or partnerships managed by it or its respective Affiliates but not including, however, any portfolio companies of any of the foregoing.

“Issue Date” means April 10, 2007.

“Issuer” means PTS Acquisition Corp., a Delaware corporation, prior to the Transaction and the Merger and Catalent Pharma Solutions, Inc. (f/k/a Cardinal Health 409, Inc.), a Delaware corporation, as the surviving corporation after the Acquisition and the Merger (and not to any of their Subsidiaries) and its successors.

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Fee Agreement” means the management agreement between certain of the management companies associated with the Investors or their advisors, if applicable, and the Issuer.

“Merger” means the merger, on the Issue Date, of PTS Acquisition Corp. with and into Cardinal Health 409, Inc., with Catalent Pharma Solutions, Inc. (f/k/a Cardinal Health 409, Inc.) as the surviving corporation.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of “Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest (including any interest accruing on or subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Permitted Asset Swap” means the substantially concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “Repurchase at the Option of Holders—Asset Sales”.

“Permitted Holders” means each of the Investors and members of management of the Issuer or its direct or indirect parent companies on the Issue Date who are holders of Equity Interests of the Issuer (or any of its direct or indirect parent companies) and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies.

“Permitted Investments” means:

(1) any Investment in the Issuer or any of its Restricted Subsidiaries;

(2) any Investment in cash and Cash Equivalents or Investment Grade Securities with a maturity of less than two years from the date of purchase;

(3) any Investment by the Issuer or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4) any Investment in securities or other assets not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions described under “Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Issue Date;

(6) any Investment acquired by the Issuer or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable (including any trade creditor or customer); or

(b) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Hedging Obligations permitted under clause (10) of the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(8) any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed 3.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(9) Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Issuer, or any of its direct or indirect parent companies; provided, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “Certain Covenants—Limitations on Restricted Payments”;

(10) guarantees of Indebtedness permitted under the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(12) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

(13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed 4.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(14) Investments in or relating to a Securitization Subsidiary that, in the good faith determination of the Issuer are necessary or advisable to effect any Qualified Securitization Facility or any repurchase obligation in connection therewith;

(15) advances to, or guarantees of Indebtedness of, employees not in excess of $25.0 million outstanding at any one time, in the aggregate;

(16) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of the Issuer or any direct or indirect parent company thereof; and

(17) advances, loans or extensions of trade credit in the ordinary course of business by the Issuer or any of its Restricted Subsidiaries.

“Permitted Junior Securities” means:

(1) Equity Interests in the Issuer, any other Guarantor or any direct or indirect parent of the Issuer; or

(2) unsecured debt securities that are subordinated to all Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the Senior Subordinated Notes and the related Guarantees are subordinated to Senior Indebtedness under the Senior Subordinated Indenture;

provided that the term “Permitted Junior Securities” shall not include any securities distributed pursuant to a plan of reorganization if the Indebtedness under the Senior Credit Facilities is treated as part of the same class as the Senior Subordinated Notes for purposes of such plan of reorganization; provided further that to the extent that any Senior Indebtedness of the Issuer or the Issuer outstanding on the date of consummation of any such plan of reorganization is not paid in full in cash on such date, the holders of any such Senior Indebtedness not so paid in full in cash have consented to the terms of such plan of reorganization.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness permitted to be incurred pursuant to clause (4) or (12)(b) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(7) Liens existing on the Issue Date;

(8) Liens on property or shares of stock or other assets of a Person at the time such Person becomes a Subsidiary; provided, that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, that such Liens may not extend to any other property or other assets owned by the Issuer or any of its Restricted Subsidiaries;

(9) Liens on property or other assets at the time the Issuer or a Restricted Subsidiary acquired the property or such other assets, including any acquisition by means of a merger or consolidation with or into the Issuer or any of its Restricted Subsidiaries; provided, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, that the Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens securing Hedging Obligations so long as related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries and do not secure any Indebtedness;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of the Issuer or any Subsidiary Guarantor;

(16) Liens on equipment of the Issuer or any of its Restricted Subsidiaries granted in the ordinary course of business to the Issuer’s clients;

(17) Liens on accounts receivable, Securitization Assets and related assets incurred in connection with a Qualified Securitization Facility;

(18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(19) deposits made in the ordinary course of business to secure liability to insurance carriers;

(20) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $50.0 million at any one time outstanding;

(21) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23) Liens (i) of a collection bank arising under Section 4 210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(24) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(25) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(26) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(27) Liens securing obligations owed by the Issuer or any Restricted Subsidiary to any lender under the Senior Credit Facilities or any Affiliate of such a lender in respect of any overdraft and related liabilities arising from treasury, depository and cash management services or any automated clearing house transfers of funds;

(28) during a Suspension Period only, Liens securing Indebtedness (other than Indebtedness that is secured equally and ratably with (or on a basis subordinated to) the Senior Toggle Notes), and Indebtedness represented by Sale and Leaseback Transactions in an amount not to exceed 15% of Total Assets at any one time outstanding;

(29) Liens securing Indebtedness the proceeds of which are used to develop or construct new facilities (or any improvements to existing facilities) or equipment (or any improvements to existing equipment) designed primarily for the purpose of air or water pollutions control; provided that such Indebtedness is permitted to be incurred by the terms of the Indenture and such Liens do not extend to any assets of the Issuer or its Restricted Subsidiaries other than the assets acquired or improved with the proceeds of the Indebtedness secured by such Lien; and

(30) any encumbrance or restriction (including put and call arrangements) with respect to capital stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Qualified Proceeds” means the fair market value of assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business.

“Qualified Securitization Facility” means any Securitization Facility (a) constituting a securitization financing facility that meets the following conditions: (1) the board of directors of the Issuer shall have determined in good faith that such Securitization Facility (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuer and the applicable Securitization Subsidiary, (2) all sales and/or contributions of Securitization Assets and related assets to the applicable Securitization Subsidiary are made at fair market value (as determined in good faith by the Issuer) and (3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuer) or (b) constituting a receivables financing facility.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Registration Rights Agreement” means each registration rights agreement dated as of the Issue Date, among the Issuer, the Guarantors and the Initial Purchasers.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Representative” means any trustee, agent or other representative for an issue of Senior Indebtedness of the Issuer.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, that upon an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by the Issuer or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Securitization Assets” means the accounts receivable, royalty or other revenue streams and other rights to payment related to the Specified Contract Rights subject to a Qualified Securitization Facility that is a securitization financing facility (and not a receivables financing facility) and the proceeds thereof.

“Securitization Facility” means any of one or more receivables or securitization financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer or any of its Restricted Subsidiaries (other than a Securitization Subsidiary) pursuant to which the Issuer or any of its Restricted Subsidiaries sells or grants a security interest in its accounts receivable or Securitization Assets or assets related thereto to either (a) a Person that is not a Restricted Subsidiary or (b) a Securitization Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Securitization Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with, any Qualified Securitization Financing.

“Securitization Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Qualified Securitization Facilities and other activities reasonably related thereto.

“Senior Credit Facilities” means the Credit Facilities to be entered into as of the Issue Date by and among the Issuer, the lenders party thereto in their capacities as lenders thereunder and Morgan Stanley Senior Funding, Inc., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above).

“Senior Indebtedness” means:

(1) all Indebtedness of the Issuer or any Guarantor outstanding under the Senior Credit Facilities or Senior Toggle Notes and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuer or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Issuer or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2) all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into), provided that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

(3) any other Indebtedness of the Issuer or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Senior Subordinated Notes or any related Guarantee; and

(4) all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3);

provided, that Senior Indebtedness shall not include:

(a) any obligation of such Person to the Issuer or any of its Subsidiaries;

(b) any liability for federal, state, local or other taxes owed or owing by such Person;

(c) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person;

(e) any Capital Stock; or

(f) that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indentures; provided, that such Indebtedness shall be deemed not to have been incurred in violation of the Senior Subordinated Indenture for purposes of this clause if such Indebtedness consists of Designated Senior Indebtedness, and the holder(s) of such Indebtedness or their agent or representative (a) had no actual knowledge at the time of incurrence that the incurrence of such Indebtedness violated the Senior Subordinated Indenture and (b) shall have received an Officer’s Certificate from the Issuer to the effect that the incurrence of such Indebtedness does not violate the provisions of the Senior Subordinated Indenture.

“Senior Subordinated Notes” means the €225.0 million aggregate principal amount of the Issuer’s 9.75% senior subordinated notes due 2017 issued on the Issue Date.

“Senior Subordinated Indebtedness” means:

(1) with respect to the Issuer, Indebtedness which ranks equal in right of payment to the Senior Subordinated Notes issued by the Issuer; and

(2) with respect to any Guarantor, Indebtedness which ranks equal in right of payment to the Guarantee of such Person of the Senior Subordinated Notes;

provided that such Indebtedness is not subordinated by its terms in right of payment to any Indebtedness which is not Senior Indebtedness.

“Senior Toggle Notes” means the $565 million aggregate principal amount of the Issuer’s 9.50%/10.25% senior toggle notes due 2015 issued on the Issue Date.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1 02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Similar Business” means any business conducted or proposed to be conducted by the Issuer and its Restricted Subsidiaries on the Issue Date and any reasonable extension thereof or any business that is similar, reasonably related, incidental or ancillary thereto.

“Specified Contract Rights” means certain intellectual property licenses, agreements or other contracts giving rise to not more than $50.0 million of annual accounts receivable, royalty or other intellectual property revenue streams or other rights to payment.

“Subordinated Indebtedness” means:

(1) any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Senior Toggle Notes (in the case of the Senior Indenture) or the Senior Subordinated Notes (in the case of the Senior Subordinated Indenture), and

(2) any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Senior Toggle Notes (in the case of the Senior Indenture) or the Senior Subordinated Notes (in the case of the Senior Subordinated Indenture).

“Subsidiary” means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time; and

(2) any partnership, joint venture, limited liability company or similar entity of which

(x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantor” means each Restricted Subsidiary of the Issuer that Guarantees the Notes of the applicable series.

“Total Assets” means the total assets of the Issuer and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as shown on the most recent balance sheet of the Issuer or such other Person as may be expressly stated.

“Transaction” means the transactions contemplated by the Transaction Agreement, the issuance of the Senior Toggle Notes and the Senior Subordinated Notes and borrowings under the Senior Credit Facilities as in effect on the Issue Date.

“Transaction Agreement” means the Purchase and Sale Agreement, dated as of January 25, 2007 by and between Phoenix Charter LLC and Cardinal Health, Inc., as the same may be amended prior to the Issue Date.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the date the redemption notice is mailed (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to (1) April 15, 2011 in the case of the Senior Toggle Notes and (2) April 15, 2012 in the case of the Senior Subordinated Notes; provided, that if the period from the Redemption Date to such date, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa 777bbbb).

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary but excluding the Issuer and any Subsidiary of the Issuer as to which the Issuer is a Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

(1) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Issuer;

(2) such designation complies with the covenants described under “Certain Covenants—Limitation on Restricted Payments”; and

(3) each of:

(a) the Subsidiary to be so designated; and

(b) its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1) the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test; or

(2) the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would be equal to or greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Issuer or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two business days prior to such determination.

“U.S. Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Securities or a specific payment of principal of or interest on any such U.S. Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Securities or the specific payment of principal of or interest on the U.S. Government Securities evidenced by such depository receipt.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2) the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

BOOK-ENTRY; DELI VERY AND FORM

Each issue of exchange notes issued in exchange for outstanding notes will be represented by a global note in definitive, fully registered form without interest coupons (collectively, the “Global Notes”). The Global Notes representing the exchange dollar notes (collectively, the “Dollar Global Notes”) and will be deposited with the applicable trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC.

The Global Notes representing the exchange euro notes (collectively, the “Euro Global Notes”) will be deposited with a common depositary (the “Common Depositary”) for the Euroclear System as operated by Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream, Luxembourg,” formerly Cedelbank) and registered in the name of a nominee of the Common Depositary.

Except in the limited circumstances described below, owners of beneficial interests in global notes will not be entitled to receive physical delivery of certificated notes. Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC, Euroclear and Clearstream, Luxembourg and their respective direct or indirect participants, which rules and procedures may change from time to time.

Global Notes

The following description of DTC, Euroclear and Clearstream, Luxembourg is based on our understanding of their current operations and procedures. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. We take no responsibility for these operations and procedures and urge investors to contact the systems or their participants directly to discuss these matters.

Upon the issuance of the Dollar Global Notes, DTC will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such global notes to the accounts of persons who have accounts with such depositary. Ownership of beneficial interests in a Dollar Global Note will be limited to its participants or persons who hold interests through its participants. Ownership of beneficial interests in the Dollar Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

Upon the issuance of the Euro Global Notes, the Common Depositary will credit, on its internal system, the respective principal amount of the beneficial interests represented by such global note to the accounts of Euroclear and Clearstream, Luxembourg. Euroclear and Clearstream, Luxembourg will credit, on their internal systems, the respective principal amounts of the individual beneficial interests in such global notes to the accounts of persons who have accounts with Euroclear and Clearstream, Luxembourg. Ownership of beneficial interests in the Euro Global Notes will be limited to participants or persons who hold interests through participants in Euroclear or Clearstream, Luxembourg. Ownership of beneficial interests in the Euro Global Notes will be shown on and the transfer of that ownership will be effected only through, records maintained by Euroclear and Clearstream, Luxembourg or their nominees (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

As long as DTC or the Common Depositary, or its respective nominee, is the registered holder of a global note, DTC or the Common Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the notes represented by such global notes for all purposes under the indentures and the notes. Unless (1) in the case of a Dollar Global Note, DTC notifies us that it is unwilling or unable to continue as depositary for such global note or ceases to be a “clearing agency” registered under the Exchange Act, (2) in the case of a Euro Global Note, Euroclear and Clearstream, Luxembourg notify us they are unwilling or unable to continue as clearing agency, (3) in the case of a Euro Global Note, the Common Depositary notifies us that it is unwilling or unable to continue as Common Depositary and a successor Common Depositary is not appointed within 90 days of such notice or (4) in the case of any global note, an event of default has occurred and is continuing with respect to such note, owners of beneficial interests in such global note will not be entitled to have any portions of such global note registered in their names, will not receive or be entitled to receive physical delivery of notes in certificated form and will not be considered the owners or holders of such global note (or any notes represented thereby) under the indentures or the notes. In addition, no beneficial owners of an interest in a global note will be able to transfer that interest except in accordance with DTC’s and/or Euroclear’s and Clearstream, Luxembourg’s applicable procedures (in addition to those under the indentures).

Investors may hold their interests in the Euro Global Notes through Euroclear or Clearstream, Luxembourg, if they are participants in such systems, or indirectly through organizations which are participants in such systems. Investors may hold their interests in the Dollar Global Notes directly through DTC, if they are participants in such system, or indirectly through organizations (including Euroclear and Clearstream, Luxembourg) which are participants in such system. All interests in a global note may be subject to the procedures and requirements of DTC and/or Euroclear and Clearstream, Luxembourg.

Payments of the principal of and interest on Dollar Global Notes will be made to DTC or its nominee as the registered owner thereof. Payments of the principal of and interest on the Euro Global Notes will be made to the order of the Common Depositary or its nominee as the registered owner thereof. Neither we, the trustees, DTC, the Common Depositary nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note representing any notes held by it or its nominee, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note for such notes as shown on the records of DTC or its nominee. We expect that the Common Depositary, in its capacity as paying agent, upon receipt of any payment of principal or interest in respect of a global note representing any notes held by it or its nominee, will immediately credit the accounts of Euroclear and Clearstream, Luxembourg, which in turn will immediately credit accounts of participants in Euroclear and Clearstream, Luxembourg with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note for such notes as shown on the records of Euroclear and Clearstream, Luxembourg. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name.” Such payments will be the responsibility of such participants.

Because DTC, Euroclear and Clearstream, Luxembourg can only act on behalf of their respective participants, who in turn act on behalf of indirect participants and certain banks, the ability of a holder of a beneficial interest in global notes to pledge such interest to persons or entities that do not participate in the DTC, Euroclear or Clearstream, Luxembourg systems, or otherwise take actions in respect of such interest may be limited by the lack of a definitive certificate for such interest. The laws of some countries and some U.S. states require that certain persons take physical delivery of securities in certificated form. Consequently, the ability to transfer beneficial interests in a global note to such persons may be limited. Because DTC, Euroclear and Clearstream, Luxembourg can act only on behalf of participants, which in turn, act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge such interest to persons or entities that do not participate in the DTC system or in Euroclear and Clearstream, Luxembourg, as the case may be, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

Except for trades involving only Euroclear and Clearstream, Luxembourg participants, interests in the Dollar Global Notes will trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers of interests in Dollar Global Notes between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers of interests in Euro Global Notes and Dollar Global Notes between participants in Euroclear and Clearstream, Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the notes described above, cross-market transfers of beneficial interests in Dollar Global Notes between DTC participants, on the one hand, and Euroclear or Clearstream, Luxembourg participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, Luxembourg, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, Luxembourg, as the case may be, will, if the transaction meets its settlement requirements deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream, Luxembourg participants may not deliver instructions directly to the depositories for Euroclear or Clearstream, Luxembourg.

Because of time zone differences, the securities account of a Euroclear or Clearstream, Luxembourg participant purchasing an interest in a Dollar Global Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream, Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream, Luxembourg immediately following the DTC settlement date). Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of interests in a global note by or through a Euroclear or Clearstream, Luxembourg participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day for Euroclear or Clearstream, Luxembourg following the DTC settlement date.

DTC, Euroclear and Clearstream, Luxembourg have advised us that they will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account with DTC or Euroclear or Clearstream, Luxembourg, as the case may be, interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the notes, DTC, Euroclear and Clearstream, Luxembourg reserve the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to their respective participants.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve system, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Euroclear and Clearstream, Luxembourg have advised us as follows: Euroclear and Clearstream, Luxembourg each hold securities for their account holders and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders, thereby eliminating the need for physical movements of certificates and any risk from lack of simultaneous transfers of securities.

Euroclear and Clearstream, Luxembourg each provide various services, including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg each also deal with domestic securities markets in several countries through established depository and custodial relationships. The respective systems of Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective account holders may settle trades with each other.

Account holders in both Euroclear and Clearstream, Luxembourg are worldwide financial institutions including underwriters, securities brokers and dealers, trust companies and clearing corporations. Indirect access to both Euroclear and Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

An account holder’s overall contractual relations with either Euroclear or Clearstream, Luxembourg are governed by the respective rules and operating procedures of Euroclear or Clearstream, Luxembourg and any applicable laws. Both Euroclear and Clearstream, Luxembourg act under such rules and operating procedures only on behalf of their respective account holders, and have no record of or relationship with persons holding through their respective account holders.

Although DTC, Euroclear and Clearstream, Luxembourg currently follow the foregoing procedures to facilitate transfers of interests in global notes among participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to do so, and such procedures may be discontinued or modified at any time. Neither we nor the trustees will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

If any depositary is at any time unwilling or unable to continue as a depositary for notes for the reasons set forth above under “—Global Notes,” the Issuer will issue certificates for such notes in definitive, fully registered, non-global form without interest coupons in exchange for the applicable global notes. Certificates for notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by DTC, Euroclear, Clearstream, Luxembourg or the Common Depositary (in accordance with their customary procedures).

The holder of a non-global note may transfer such note, subject to compliance with the provisions of the applicable legend, by surrendering it at the office or agency maintained by us for such purpose in The City and State of New York or in London, England, which initially will be the offices of the applicable trustee in such locations or, in the case of euro notes, to the transfer agent in Luxembourg. Upon the transfer, change or replacement of any note bearing a legend, or upon specific request for removal of a legend on a note, we will deliver only notes that bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to us such satisfactory evidence, which may include an opinion of counsel, as may reasonably be required by us that neither such legend nor any restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act. Before any note in non-global form may be transferred to a person who takes delivery in the form of an interest in any global note, the transferor will be required to provide the applicable trustee with a Restricted Global Note Certificate or a Regulation S Global Note Certificate, as the case may be. Upon transfer or partial redemption of any note, new certificates may be obtained from the applicable trustee or from the transfer agent in Luxembourg.

Notwithstanding any statement herein, we and the trustees reserve the right to impose such transfer, certification, exchange or other requirements, and to require such restrictive legends on certificates evidencing notes, as they may determine are necessary to ensure compliance with the securities laws of the United States and any State therein and any other applicable laws or as DTC, Euroclear or Clearstream, Luxembourg may require.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

Exchange Offers

The exchange of outstanding notes for exchange notes in the exchange offers will not constitute a taxable event to holders for U.S. federal income tax purposes. Consequently, you will not recognize gain or loss upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged therefor and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Ownership of the Notes

The following is a summary of certain U.S. federal income and, in the case of non-U.S. holders (as defined below), estate tax consequences of the purchase, ownership and disposition of the notes as of the date hereof. Except where noted, this summary deals only with notes that are held as capital assets.

As used herein, a “U.S. holder” means a beneficial owner of the notes that is for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The term “non-U.S. holder” means a beneficial owner of the notes (other than a partnership or any other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are a person subject to special tax treatment under the U.S. federal income tax laws, including, without limitation:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding the notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a U.S. holder whose “functional currency” is not the U.S. dollar;

•	a controlled foreign corporation;

•	a passive foreign investment company; or

•	a U.S. expatriate.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, administrative rulings and judicial decisions as of the date hereof. Those authorities may be changed, possibly on a retroactive basis, so as to result in U.S. federal income and estate tax consequences different from those summarized below.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership holding notes, you should consult your own tax advisors.

This summary does not represent a detailed description of the U.S. federal income and estate tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. It is not intended to be, and should not be construed to be, legal or tax advice to any particular purchaser of notes. If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Certain Tax Consequences to U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to U.S. holders of the notes.

Senior Subordinated Notes

Payments of Interest on Senior Subordinated Notes

Subject to the discussion of exchange gain or loss below, interest on a senior subordinated note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for U.S. federal income tax purposes.

If you use the cash basis method of accounting, you will be required to include in income the U.S. dollar value of the euros received, determined by translating the euros received at the spot rate for the euro on the date such payment is received regardless of whether the payment is in fact converted into U.S. dollars. You will not recognize exchange gain or loss with respect to the receipt of such payment.

If you use the accrual method of accounting, you may determine the amount of income recognized with respect to such interest in accordance with either of two methods. Under the first method, you will be required to include in income for each taxable year the U.S. dollar value of the interest that has accrued during such year, determined by translating such interest at the average rate of exchange for the period or periods during which such interest accrued. Under the second method, you may elect to translate interest income at the spot rate on:

•	the last day of the accrual period,

•	the last day of the taxable year if the accrual period straddles your taxable year, or

•	the date the interest payment is received if such date is within five days of the end of the accrual period.

Upon receipt of an interest payment on a senior subordinated note (including, upon the sale of a senior subordinated note, the receipt of proceeds which include amounts attributable to accrued interest previously included in income), you will recognize ordinary gain or loss in an amount equal to the difference between the U.S. dollar value of such payment (determined by translating the euros received at the spot rate for the euro on the date such payment is received) and the U.S. dollar value of the interest income you previously included in income with respect to such payment.

Market Discount

If you purchase a senior subordinated note for an amount that is less than its principal amount, the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a senior subordinated note as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the senior subordinated note at the time of its payment or disposition. The amount of market discount that you will be required to include in income will generally be determined by translating the market discount determined in euros into U.S. dollars at the spot rate on the date your senior subordinated note is retired or otherwise disposed of.

In addition, you may be required to defer, until the maturity of the senior subordinated note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the senior subordinated note. You may elect, on a note-by-note basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisors before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the senior subordinated note, unless you elect to accrue on a constant interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. If you have elected to accrue market discount currently, then the amount which accrues is determined in euros and then translated into U.S. dollars on the basis of the average exchange rate in effect during such accrual period. You will recognize exchange gain or loss with respect to market discount which is accrued currently using the approach applicable to the accrual of interest income as described above.

Amortizable Bond Premium

If you purchase a senior subordinated note for an amount in excess of its principal amount, you will be considered to have purchased the senior subordinated note at a “premium.” Premium on a senior subordinated note will be computed in euros. You generally may elect to amortize the premium over the remaining term of the senior subordinated note on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you have elected to amortize the premium, the amortizable bond premium will reduce interest income in euros. At the time premium is amortized, exchange gain or loss, which is generally ordinary gain or loss, will be realized based on the difference between spot rates at such time and the time of acquisition of the senior subordinated note. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the senior subordinated note.

Sale, Exchange, Retirement, or Other Taxable Disposition of Senior Subordinated Notes

Upon the sale, exchange, retirement, or other taxable disposition of a senior subordinated note, you generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued but unpaid interest, which will be taxable as interest income as discussed above to the extent not previously included in income tax by you) and the adjusted tax basis of the senior subordinated note. Your adjusted tax basis in a senior subordinated note will, in general, be your U.S. dollar cost for that senior subordinated note increased by market discount previously included income and reduced by any amortized premium. If you purchased a senior subordinated note with euros, your cost generally will be the U.S. dollar value of the euro amount paid for such senior subordinated note determined at the time of such purchase. If a senior subordinated note is sold, exchanged, retired or otherwise disposed of in a taxable transaction for an amount denominated in euros, then your amount realized generally will be the U.S. dollar value of the amount received based on the spot rate for the euro on the date of sale, exchange, retirement or disposition. If you are a cash method taxpayer and the senior subordinated notes are traded on an established securities market, euros paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. An accrual method taxpayer may elect the same treatment with respect to the purchase and sale of senior subordinated notes that are traded on an established securities market, provided that the election is applied consistently.

Subject to the discussion of exchange gain or loss below, any gain or loss will be capital gain or loss. Capital gains of noncorporate U.S. holders (including individuals) derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Gain or loss realized by you on the sale, exchange, retirement or other taxable disposition of a senior subordinated note will generally be treated as U.S. source gain or loss.

A portion of your gain or loss with respect to the principal amount of a senior subordinated note may be treated as exchange gain or loss. Exchange gain or loss will be treated as ordinary income or loss. For these purposes, the principal amount of the senior subordinated note is your purchase price for the senior subordinated note calculated in euros on the date of purchase, and the amount of exchange gain or loss recognized is equal to the difference between (i) the U.S. dollar value of the principal amount determined on the date of the sale, exchange, retirement or other disposition of the senior subordinated note and (ii) the U.S. dollar value of the principal amount determined on the date you purchased the senior subordinated note. The amount of exchange gain or loss will be limited to the amount of overall gain or loss realized on the disposition of the senior subordinated note.

Exchange Gain or Loss with Respect to Euros

Your tax basis in the euros received as interest on a senior subordinated note will be the U.S. dollar value thereof at the spot rate in effect on the date the euros are received. Your tax basis in any euros received on the sale, exchange, retirement or other taxable disposition of a senior subordinated note will be equal to the U.S. dollar value of the euros, determined at the time of the sale, exchange, retirement or other taxable disposition. As discussed above under “—Sale, Exchange, Retirement, or Other Taxable Disposition of Senior Subordinated Notes”, if the senior subordinated notes are traded on an established securities market, a cash basis U.S. holder (or, upon election, an accrual basis U.S. holder) will determine the U.S. dollar value of the euros by translating the euros received at the spot rate of exchange on the settlement date of the sale, exchange, retirement or other taxable disposition. In such case, your basis in the euros received would be equal to the spot rate of exchange on the settlement date.

Any gain or loss recognized by you on a sale, exchange, retirement or other taxable disposition of the euros will be ordinary income or loss and generally will be U.S. source gain or loss.

Reportable Transactions

Treasury regulations issued under the Code meant to require the reporting of certain tax shelter transactions could be interpreted to cover transactions generally not regarded as tax shelters, including certain foreign currency transactions. Under the Treasury regulations, certain transactions are required to be reported to the Internal Revenue Service (“IRS”), including, in certain circumstances, a sale, exchange, retirement or other taxable disposition of a senior subordinated note or euros received in respect of a senior subordinated note to the extent that such sale, exchange, retirement or other taxable disposition results in a tax loss in excess of a threshold amount. If you are considering the purchase of a senior subordinated note, you should consult with your own tax advisors to determine the tax return obligations, if any, with respect to an investment in the senior subordinated notes, including any requirement to file IRS Form 8886 (Reportable Transaction Disclosure Statement).

Senior Toggle Notes

Original Issue Discount

Because the senior toggle notes provide us with the option to pay PIK Interest in lieu of paying cash interest for any interest payment period prior to April 15, 2011, the senior toggle notes are treated as issued with original issue discount (“OID”), as described below. The issuance of PIK Notes is generally not treated as a payment of interest. Instead, a senior toggle note and any PIK Notes issued in respect of PIK Interest thereon are treated as a single debt instrument under the OID rules. For U.S. federal income tax purposes, increasing the principal amount of the senior toggle notes will generally be treated the same as the issuance of PIK Notes.

The senior toggle notes are treated as issued with OID in an amount equal to the difference between their “stated redemption price at maturity” (the sum of all payments to be made on the senior toggle notes other than “qualified stated interest”) and their “issue price.”

The “issue price” of the senior toggle notes is the first price at which a substantial amount of such notes were sold (other than to an underwriter, placement agent or wholesaler). The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate or, subject to certain conditions, based on one or more interest indices. Because we have the option for any interest payment period prior to April 15, 2011 to make interest payments in PIK Interest instead of paying cash, the stated interest payments on the senior toggle notes are not qualified stated interest.

You must generally include OID in your gross income as it accrues over the term of the senior toggle notes without regard to your regular method of accounting for U.S. federal income tax purposes and in advance of the receipt of cash payments attributable to that income. The amount of OID that you must include in income if you are the initial holder of a senior toggle note will generally equal the sum of the “daily portions” of OID with respect to the senior toggle note for each day during the taxable year or portion of the taxable year in which you held such senior toggle note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a senior toggle note may be of any length and may vary in length over the term of the senior toggle note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period other than the final accrual period is an amount equal to the product of the senior toggle note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The “yield to maturity” of a senior toggle note is the discount rate that causes the present value of all payments on the senior toggle note as of its original issue date to equal the issue price of such senior toggle note. For purposes of determining the yield to maturity, the assumption is that we will pay interest in cash and not exercise the option to pay PIK Interest.

The “adjusted issue price” of a senior toggle note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period determined without regard to the amortization of any acquisition or bond premium, as described below, and reduced by any cash payments made on such senior toggle note on or before the first day of the accrual period.

If we in fact pay interest in cash on the senior toggle notes, you will not be required to adjust your OID inclusions. Each payment made in cash under a senior toggle note will be treated first as a payment of any accrued OID that has not been allocated to prior payments and second as a payment of principal. You generally will not be required to include separately in income cash payments received on the senior toggle notes to the extent such payments constitute payments of previously accrued OID or payments of principal.

If, for any interest payment period, we exercise our option to pay interest in the form of PIK Interest, your OID calculation for future periods will be adjusted by treating the senior toggle note as if it had been retired and then reissued for an amount equal to its adjusted issue price on the date preceding the first date of such interest payment period, and re-calculating the yield to maturity of the reissued senior toggle note by treating the amount of PIK Interest (and of any prior PIK Interest) as a payment that will be made on the maturity date of such senior toggle note.

The rules regarding OID are complex and the rules described above may not apply in all cases. Accordingly, you should consult your own tax advisors regarding their application.

Market Discount

If you purchase a senior toggle note for an amount that is less than its adjusted issue price, the amount of the difference will be treated as market discount for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a senior toggle note as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the senior toggle note at the time of its payment or disposition.

In addition, you may be required to defer, until the maturity of the senior toggle note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the senior toggle note. You may elect, on a note-by-note basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. You should consult your own tax advisors before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the senior toggle note, unless you elect to accrue on a constant interest method. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply.

Acquisition Premium, Amortizable Bond Premium

If you purchase a senior toggle note for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the senior toggle note after the purchase date, you will be considered to have purchased that senior toggle note at an “acquisition premium.” Under the acquisition premium rules, the amount of OID that you must include in gross income with respect to the senior toggle note for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

If you purchase a senior toggle note for an amount in excess of the sum of all amounts payable on the senior toggle note after the purchase date, you will be considered to have purchased the senior toggle note at a premium and you will not be required to include any OID in income. You generally may elect to amortize the premium over the remaining term of the senior toggle note on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the senior toggle note.

Sale, Exchange, Retirement, or Other Taxable Disposition of Senior Toggle Notes

Subject to the discussion below regarding the Mandatory Principal Redemption, upon the sale, exchange, retirement, or other taxable disposition of a senior toggle note (or a PIK Note), you generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other taxable disposition and the adjusted tax basis of the senior toggle note (or the PIK Note). Your adjusted tax basis in a senior toggle note will, in general, be your cost for the senior toggle note, increased by OID or market discount previously included in income, and reduced by any amortized premium and cash payments on the senior toggle note.

Although not free from doubt, your adjusted tax basis in a senior toggle note should be allocated between the original senior toggle note and any PIK Notes received in respect of PIK Interest thereon in proportion to their relative principal amounts. Your holding period in any PIK Note received in respect of PIK Interest would likely be identical to your holding period for the original senior toggle note with respect to which the PIK Note was received.

Any gain or loss you recognize will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, retirement or other disposition, the senior toggle note has been held for more than one year. Capital gains of noncorporate U.S. Holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Payments received by a U.S. holder upon the Mandatory Principal Redemption of a portion of a senior toggle note will be treated as tax free payments of a portion of the then accrued OID with respect to such senior toggle note in its entirety (including the portion of the senior toggle note not redeemed).

Certain Tax Consequences to Non-U.S. Holders

The following is a summary of certain U.S. federal income and estate tax consequences that will apply to non-U.S. holders of the notes.

U.S. Federal Withholding Tax

The 30% U.S. federal withholding tax will not apply to any payment of interest (which for purposes of this discussion includes OID) on the notes under the “portfolio interest rule,” provided that:

•	interest paid on the notes is not effectively connected with your conduct of a trade or business in the United States;

•

you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to us actually or constructively through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•

either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) certifying an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•

IRS Form W-8ECI (or other applicable form) certifying interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “—U.S. Federal Income Tax”).

The 30% U.S. federal withholding tax generally will not apply to any payment of principal or gain that you realize on the sale, exchange, retirement or other disposition of a note; provided, however, that payments received by a non-U.S. holder upon the Mandatory Principal Redemption of a portion of a senior toggle note will be treated as payments of a portion of the then accrued OID with respect to such senior toggle note in its entirety (including the portion of the senior toggle note not redeemed) and therefore possibly subject to the 30% U.S. federal withholding tax.

U.S. Federal Income Tax

If you are engaged in a trade or business in the United States and interest (including OID) on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to U.S. federal income tax on that interest (including OID) on a net income basis (although you will be exempt from the 30% U.S. federal withholding tax, provided the certification requirements discussed above in “—U.S. Federal Withholding Tax” are satisfied) in generally the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest (including OID), subject to adjustments.

Any gain realized on the disposition of a note generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

U.S. Federal Estate Tax

Your estate will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% U.S. federal withholding tax under the “portfolio interest rule” described above under “—U.S. Federal Withholding Tax” without regard to the statement requirement described in the fifth bullet point of that section.

Information Reporting and Backup Withholding

U.S. Holders

In general, information reporting requirements will apply to certain payments of principal and interest (including OID) paid on the notes and to the proceeds of the sale or other disposition of a note paid to you (unless you are an exempt recipient such as a corporation). Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or a certification that you are not subject to backup withholding.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

Generally, we must report to the IRS and to you the amount of interest (including OID) paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments of interest (including OID) on the notes that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person as defined under the Code, and we have received from you the required certification that you are a non-U.S. Holder described above in the fifth bullet point under “—Certain Tax Consequences to Non-U.S. Holders—U.S. Federal Withholding Tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a redemption) of notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify to the payor under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition of the outstanding notes or the exchange notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

Section 406 of ERISA and Section 4975 of the Code prohibit Plans subject to Title I of ERISA or Section 4975 of the Code (“ERISA Plans”) from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of outstanding notes or exchange notes by an ERISA Plan with respect to which the Issuer is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the outstanding notes and the exchange notes, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

Governmental Plans and certain church and non-United States Plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to Similar Laws.

Because of the foregoing, the outstanding notes and exchange notes should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Accordingly, by acceptance of a note or an exchange note, each purchaser and subsequent transferee of a note or an exchange note will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the outstanding notes or exchange notes constitutes assets of any Plan or (ii) the acquisition and holding of the outstanding notes or the exchange notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring the outstanding notes or the exchange notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of the outstanding notes or the exchange notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes are acquired as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the exchange offers, we have agreed that for a period of up to 90 days, we will use our reasonable best efforts to make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale, and will deliver as many additional copies of this prospectus and each amendment or supplement to this prospectus and any documents incorporated by reference in this prospectus as such broker-dealer may reasonably request.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offers and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offers and will indemnify the holders of outstanding notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTE RS

The validity of the exchange notes and related guarantees offered hereby will be passed upon by Simpson Thacher & Bartlett LLP, New York, New York. An investment vehicle comprised of several partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others own interests representing less than 1% of the capital commitments of funds affiliated with Blackstone.

EXPERTS

The consolidated balance sheet of Catalent Pharma Solutions, Inc. and subsidiaries as of June 30, 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the period from April 10, 2007 to June 30, 2007, and the combined balance sheet of Pharmaceutical Technologies and Services as of June 30, 2006 and the related combined statements of operations, changes in net investment and cash flows for the period from July 1, 2006 through April 9, 2007 and for each of the two years in the period ended June 30, 2006, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the exchange notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit to which reference is hereby made. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the exchange notes, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement, historical information about Catalent Pharma Solutions, Inc. and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

Report of Independent Registered Accounting Firm

The Board of Directors and Shareholder of

Catalent Pharma Solutions, Inc.

We have audited the accompanying consolidated balance sheet of Catalent Pharma Solutions, Inc. and subsidiaries (the Company) as of June 30, 2007, and the related consolidated statements of operations, changes in shareholder’s equity, and cash flows for the period from April 10, 2007 (formation) to June 30, 2007 and the combined balance sheet of Pharmaceutical Technologies and Services (the Predecessor) as of June 30, 2006 and the related combined statements of operations, changes in net investment and cash flows for the period from July 1, 2006 through April 9, 2007 and for each of the two years in the period ended June 30, 2006. These consolidated and combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the consolidated financial position of Catalent Pharma Solutions, Inc. and subsidiaries at June 30, 2007 and the consolidated results of its operations and its cash flows for the period April 10, 2007 (formation) to June 30, 2007, and the combined financial position of Pharmaceutical Technologies and Services at June 30, 2006, and the combined results of its operations and its cash flows for the period from July 1, 2006 to April 9, 2007 and for each of the two years in the period ended June 30, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 10 to the financial statements, at the end of fiscal year 2007 the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans—An amendment of FASB Statement Nos. 87, 88, 106, and 132(R)”, and as discussed in Note 13 to the financial statements, at the beginning of fiscal year 2006 the Predecessor adopted SFAS No. 123 (Revised 2004), “Share-Based Payment.”

/s/ Ernst & Young LLP

MetroPark, New Jersey

October 10, 2007

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Consolidated and Combined Statements of Operations

(in millions)

	Successor	Predecessor
	For the Period April 10, 2007 to June 30, 2007	For the Period July 1, 2006 to April 9, 2007	For the Year ended June 30, 2006	For the Year ended June 30, 2005
Net revenue	$423.5	$1,280.2	$1,612.2	$1,517.3
Cost of products sold	333.0	975.2	1,192.0	1,108.2

Gross margin	90.5	305.0	420.2	409.1
Selling, general and administrative expenses	75.5	235.3	282.7	245.3
Impairment charges and (gain)/loss on sale of asset	(0.2)	(1.3)	8.8	74.3
In-process research and development (IPR&D)	112.4	—	—	—
Restructuring and other special items	25.5	22.0	11.8	74.7

Operating (loss)/earnings	(122.7)	49.0	116.9	14.8
Interest expense, net	44.1	8.9	6.8	17.1
Other, net	0.7	0.8	1.7	0.9

Earnings/(loss) from continuing operations before income taxes and minority interest	(167.5)	39.3	108.4	(3.2)
Income tax (benefit) expense	(21.2)	(2.0)	35.3	(10.8)
Minority interest, net of tax expense/(benefit) of $(0.5), $(3.2), $(2.2) and $6.7, respectively	0.7	3.9	2.0	(13.0)

(Loss)/earnings from continuing operations	(147.0)	37.4	71.1	20.6
Loss from discontinued operations, net of tax expense/(benefit) of $(1.8), $(6.6), $(10.7) and $(2.7), respectively	(3.3)	(12.5)	(20.1)	(6.7)

Net (loss)/earnings	$(150.3)	$24.9	$51.0	$13.9

The accompanying notes are an integral part of these consolidated and combined financial statements

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Consolidated and Combined Balance Sheets

(in millions, except shares)

	Successor	Predecessor
	June 30, 2007	June 30, 2006
ASSETS
Current assets:
Cash and equivalents	$82.7	$133.6
Trade receivables, net	310.3	279.5
Receivables due from Cardinal Health, Inc. and affiliates	8.9	1.3
Inventories, net	218.9	203.0
Prepaid expenses and other	73.1	79.4
Assets held for sale	82.3	124.5

Total current assets	776.2	821.3
Property and equipment, net	1,056.1	1,001.4
Other assets:
Goodwill	1,421.7	704.2
Other intangibles, net	546.3	12.2
Other	62.0	27.0

Total assets	$3,862.3	$2,566.1

LIABILITIES AND SHAREHOLDER’S EQUITY/PARENT COMPANY EQUITY
Current liabilities:
Current portion of long-term obligations and other short-term borrowings	$36.4	$30.2
Accounts payable	114.6	83.4
Other accrued liabilities	174.5	132.1
Liabilities held for sale	36.1	23.7

Total current liabilities	361.6	269.4
Long-term obligations, less current portion	2,275.6	11.4
Pension liability	106.1	91.0
Deferred income taxes	171.5	109.9
Other liabilities	30.3	23.9
Minority interest	6.6	4.3

Commitment and Contingencies (see Note 15)

Shareholder’s Equity/Parent Company Equity:
Common stock $0.1 par value; 1,000 shared authorized, 100 shares issued	—	—
Additional paid in capital	1,049.9	—
Accumulated deficit	(150.3)	—
Accumulated other comprehensive income/(loss)	11.0	(21.8)
Cardinal Health, Inc., net investment	—	2,078.0

Total Shareholder’s Equity/Parent Company Equity	910.6	2,056.2

Total liabilities and Shareholder’s Equity/Parent Company Equity	$3,862.3	$2,566.1

The accompanying notes are an integral part of these consolidated and combined financial statements

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Consolidated and Combined Statements of Changes in Shareholder’s Equity

and Parent Company Equity

(in millions)

	Cardinal Health, Inc. Net Investment	Accumulated Other Comprehensive Income/(loss)	Total Parent Company Equity
Predecessor
Balance at June 30, 2004	$1,970.5	$(33.1)	$1,937.4
Comprehensive income/(loss):
Net earnings	13.9	—
Foreign currency translation adjustments	—	0.5
Change in unrealized gain/(loss) on derivatives	—	(1.2)
Net change in minimum pension liability	—	(4.4)

Total comprehensive income	—		8.8
Equity compensation	1.0	—	1.0
Net transfers from Cardinal Health, Inc.	5.1	—	5.1

Balance at June 30, 2005	1,990.5	(38.2)	1,952.3
Comprehensive income/(loss):
Net earnings	51.0	—
Foreign currency translation adjustments	—	16.3
Change in unrealized gain/(loss) on derivatives	—	1.6
Net change in minimum pension liability	—	(1.5)

Total comprehensive income	—		67.4
Equity compensation	29.5	—	29.5
Net transfers from Cardinal Health, Inc.	7.0	—	7.0

Balance at June 30, 2006	2,078.0	(21.8)	2,056.2
Comprehensive income/(loss):
Net earnings	24.9
Foreign currency translation adjustments		53.7
Change in unrealized gain/(loss) on derivatives		0.3
Net change in minimum pension liability		—

Total comprehensive income			78.9
Equity compensation	35.1		35.1
Net transfers to Cardinal Health, Inc.	(163.5)		(163.5)

Balance at April 9, 2007	$1,974.5	$32.2	$2,006.7

	Common Stock	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholder’s Equity
Successor
Balance April 10, 2007 (Formation Date)
Issuance of common stock		$1,048.9		$—	$1,048.9
Comprehensive income/(loss):
Net loss			$(150.3)
Foreign currency translation adjustments				9.2
Net change in minimum pension liability				1.8

Total comprehensive loss					(139.3)
Equity compensation		1.0			1.0

Balance at June 30, 2007	$—	$1,049.9	$(150.3)	$11.0	$910.6

The accompanying notes are an integral part of these consolidated and combined financial statements

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Consolidated and Combined Statements of Cash Flows

(in millions)

	Successor	Predecessor
	For the Period April 10, 2007 to June 30, 2007	For the Period July 1, 2006 to April 9, 2007	For the Year ended June 30, 2006	For the Year ended June 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/earnings	$(150.3)	$24.9	$51.0	$13.9
Loss from discontinued operations	3.3	12.5	20.1	6.7

Loss/earnings from continuing operations	(147.0)	37.4	71.1	20.6
Adjustments to reconcile loss/earnings from continued operations to net cash from operations:
Depreciation and amortization	37.2	77.6	87.2	86.9
Amortization of debt financing costs	1.6	—	—	—
Minority interest	0.7	3.9	2.0	(13.0)
Non-cash restructuring and other special items	0.7	0.6	4.8	70.1
Asset impairments and (gain)/loss on sale of assets	(0.2)	(1.3)	8.6	74.3
Equity compensation	1.0	35.1	29.5	1.0
In-process research and development	112.4	—	—	—
Provision/(benefit) for deferred income taxes	(27.0)	(15.2)	3.5	(10.5)
Provisions for bad debts and inventory	4.4	3.4	1.8	7.3
Change in operating assets and liabilities, net of acquisitions:
Increase in trade receivables	(31.0)	(2.0)	(34.2)	(0.5)
Decrease/(Increase) in inventories	22.8	(8.0)	(24.0)	(26.2)
Increase/(Decrease) in accounts payable	19.3	11.9	(16.0)	(2.0)
Other accrued liabilities and operating items, net	74.1	48.0	(3.5)	(5.0)

Net cash provided by operating activities from continuing operations	69.0	191.4	130.8	203.0
Net cash provided by/(used in) operating activities from discontinued operations	2.7	(13.4)	10.4	8.3

Net cash provided by operating activities	71.7	178.0	141.2	211.3

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of divestitures and cash acquired	(3,285.5)	10.7	(1.4)	(0.7)
Proceeds from sale of property and equipment	—	8.1	4.2	0.6
Additions to property and equipment	(18.8)	(104.6)	(102.0)	(222.1)

Net cash used in investing activities from continuing operations	(3,304.3)	(85.8)	(99.2)	(222.2)
Net cash used in investing activities from discontinued operations	(1.1)	(8.9)	(10.4)	(7.8)

Net cash used in investing activities	(3,305.4)	(94.7)	(109.6)	(230.0)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in short-term borrowings	0.8	(14.0)	(27.0)	2.1
Repayments of long-term obligations	(5.3)	(22.4)	(11.9)	(1.2)
Proceeds from long-term obligations	2,301.8	3.7	0.5	10.9
Long term debt financing costs	(56.3)	—	—	—
Tax benefit from exercises of stock options	—	—	2.4	3.8
Issuance of common stock	1,048.9	—	—	—
Net transfers (to)/from Cardinal Health, Inc. and affiliates	—	(175.6)	11.1	1.3

Net cash (used in)/ provided by financing activities from continuing operations	3,289.9	(208.3)	(24.9)	16.9
Net cash provided by/(used in) from discontinued operations	—	—	—	(5.6)

Net cash provided by/(used in) financing activities	3,289.9	(208.3)	(24.9)	11.3

Effect of foreign currency	4.1	13.9	12.8	(5.3)

NET INCREASE/(DECREASE) IN CASH AND EQUIVALENTS	60.3	(111.1)	19.5	(12.7)
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	22.5	133.6	114.1	126.8

CASH AND EQUIVALENTS AT END OF PERIOD	$82.8	$22.5	$133.6	$114.1

SUPPLEMENTARY CASH FLOW INFORMATION:
Interest paid	$23.4	$0.6	$8.1	$4.1

The accompanying notes are an integral part of these consolidated and combined financial statements

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements

(in millions, except shares)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Catalent Pharma Solutions, Inc. (“Catalent”, the “Company, or the “Successor”) is a direct wholly-owned subsidiary of PTS Intermediate Holdings LLC (“Intermediate Holdings”). Intermediate Holdings is a direct wholly-owned subsidiary of PTS Holdings Corp. (“Parent”) and Parent is 100% owned by Phoenix Charter LLC (“Phoenix”) and certain members of the Company’s senior management. Phoenix is wholly-owned by BHP PTS Holdings L.L.C., an entity controlled by affiliates of The Blackstone Group (“Blackstone”), a global private investment and advisory firm.

The Company is a provider of advanced dose form and packaging technologies, development, manufacturing and packaging services for pharmaceutical, biotechnology and consumer healthcare companies. The Company’s proprietary drug delivery and packaging technologies help its customers achieve their desired clinical and market outcomes and are used in many well-known products. As part of the Company’s strategy to streamline and focus its operations, the business was reorganized at the end of June 2007 into three operating segments: Oral Technologies, Sterile Technologies and Packaging Services. Previously, the Company operated its business in six segments: Softgel, Modified Release, Sterile Injectables, Sterile Blow-Fill-Seal, Packaging Services and Analytical and Other. As part of the reorganization, Oral Technologies includes the Softgel and Modified Release business, Sterile Technologies includes the Sterile Injectables and Sterile-Blow-Fill Seal businesses as well as Analytical and Other (excluding the hormone business which has been classified as discontinued operations, see Note 3 for further discussion). The Packaging Services segment remains the same as previously reported.

•

Oral Technologies. This segment provides formulation, development and manufacturing services for most of the major oral dose forms on the market today. Its advanced oral drug delivery technologies are used in many well-known customer products and include proprietary technologies for drugs, selected biologics and consumer health products. This segment also provides formulation, development and manufacturing for conventional oral dose forms, including controlled release formulations, as well as immediate release tablets and capsules. There are twelve Oral Technologies facilities in ten countries, including three in North America, five in Europe, two in South America and two in the Asia-Pacific region.

•

Sterile Technologies. This segment produces nearly every type of major sterile dose form used in the prescription drug and biologic market today. In addition, this segment provides biologic cell line development and analytical and scientific consulting services. Sterile drugs may be injected, inhaled, or applied to the eye, ear, or other areas, and we offer both proprietary and traditional dose forms necessary for these separate routes of administration. For injectable drugs, the Company provides formulation and development for injectables as well as lyophilization (freeze drying) for otherwise unstable drugs and biologics. The Company also fills drugs or biologics into vials, pre-filled syringes, bags and other sterile delivery formats. For respiratory, ophthalmic and other routes of administration, the Company’s blow-fill-seal technology provides integrated dose form creation and filling of sterile liquids in a single process, which offers cost and quality benefits for its customers. There are six Sterile Technologies manufacturing facilities, including four in North America and two in Europe, plus two analytical and scientific laboratories in North America.

•

Packaging Services. This segment provides extensive packaging services for thousands of pharmaceuticals, biologics and consumer health and veterinary products, both on a standalone basis and as part of integrated supply-chain solutions that span both manufacturing and packaging. This segment offers contract packaging services (packaging drugs in blisters, bottles, pouches and

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

unit-doses), printed components (creating package inserts or folding cartons) and clinical trial supply services (providing packaging, inventory and logistics management for clinical trials). The segment operates through a network of thirteen Packaging Services facilities including eight in North America and five facilities in Europe.

Basis of Presentation

On April 10, 2007, certain businesses owned by Cardinal Health, Inc. (“Cardinal”) and operated as part of Cardinal’s Pharmaceutical Technologies Services (“PTS”) segment (the “Acquired Businesses”), were acquired by an entity controlled by affiliates of Blackstone, pursuant to a Purchase and Sale Agreement dated as of January 25, 2007 entered into between Phoenix and Cardinal (the “Purchase Agreement”).

These financial statements present the consolidated financial position, results of operations and cash flows of the Successor as a stand-alone entity and the combined financial position, results of operations and cash flows of the Acquired Businesses when operated as part of the Pharmaceutical Technologies and Services (“PTS”) segment of Cardinal (hereinafter, the “Predecessor”), including adjustments, allocations and related party transactions (see Note 11) and have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The financial statements as of June 30, 2007 and for the period April 10, 2007 to June 30, 2007 include the financial condition, results of operations and cash flows for the Company on a successor basis, and the impact of preliminary purchase price allocation. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All inter-company transactions have been eliminated.

The accompanying financial statements of the Predecessor exclude Cardinal’s Martindale generic and specialty manufacturing business, Beckloff Associates regulatory consulting business, Healthcare Marketing Services business and Sterile Puerto Rico manufacturing facility, as these PTS businesses were not sold by Cardinal in connection with the Purchase Agreement. The Predecessor’s financial statements were derived from the consolidated financial statements of Cardinal using the historical results of operations and the historical basis of assets and liabilities of the Predecessor. The Predecessor financial statements presented may not be indicative of the results that would have been achieved had the Predecessor operated as a separate, stand-alone entity.

Allocation of Cardinal Costs

The financial statements for the Predecessor periods include all costs of the Predecessor and certain costs allocated from Cardinal. Cardinal provided various services to the Predecessor, including but not limited to cash management, tax and legal services, information technologies services, internal audit, facilities management, security, payroll and employee benefit administration, insurance administration, and telecommunication services. Cardinal allocated these expenses and all other central operating costs, first on the basis of direct usage when identifiable, with the remainder allocated among Cardinal’s businesses on the basis of their respective revenues, headcount or other measure. In the opinion of management, these methods of allocating costs are reasonable.

The financial statements for the Predecessor periods are not intended to be a complete presentation of the financial position, results of operations and cash flows as if the Predecessor had operated as a stand-alone entity during those periods presented. Had the Predecessor existed as a stand-alone entity, its financial position, results of operations and cash flows could have differed materially from those included in the financial statements included herein. In addition, the future financial position, results of operations and cash flows could differ materially from the historical results presented.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

Cardinal used a centralized approach to cash management and the financing of operations. Cash deposits from the Predecessor were transferred to Cardinal on a regular basis within the United States and were netted against Cardinal’s net investment account. Similarly, settlements of intercompany interest and income taxes were paid through the Cardinal net investment account. None of Cardinal’s cash, cash equivalents or debt was allocated to the Predecessor in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates include, but are not limited to, allowance for doubtful accounts, inventory valuation, goodwill and other intangible asset impairment, equity-based compensation, income taxes, self insurance accruals, loss contingencies and restructuring charge reserves. Actual amounts may differ from these estimated amounts. Some of the more significant estimates used include those used in accounting for the Acquisition under the purchase method of accounting, and prior to the acquisition, in allocating certain costs to the Predecessor in order to present the Predecessor’s operating results on a stand alone basis.

Translation of Foreign Currencies

The financial statements of the Company’s operations outside the U.S. are measured using the local currency as the functional currency. Adjustments to translate the assets and liabilities of these foreign operations into U.S. dollars are accumulated as a component of other comprehensive income utilizing period-end exchange rates. Foreign currency transaction gains and losses calculated by utilizing weighted average exchange rates for the period are included in the statements of operations in “other, net”.

Revenue Recognition

In accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” the Company recognizes revenue when persuasive evidence of an arrangement exists, product delivery has occurred or the services have been rendered, the price is fixed or determinable and collectability is reasonably assured. Revenue is recognized net of sales returns and allowances.

Manufacturing and packaging revenue is recognized either upon shipment or delivery of the product, in accordance with the terms of the contract, which specify when transfer of title occurs. Some of the Company’s manufacturing contracts with its customers have annual minimum purchase requirements. At the end of the contract year, revenue is recognized for the remaining purchase obligation in accordance with the contract terms.

Non-product revenue includes service fees, royalty fees, annual exclusivity fees, option fees to extend exclusivity agreements and milestone payments for attaining certain regulatory approvals. Exclusivity payments are paid by customers in return for the Company’s commitment to manufacture certain products for those customers only. The revenue related to these agreements is recognized over the term of the exclusivity agreement or the term of the option agreement unless a particular milestone is designated, in which case revenue is recognized when service has been completed and obligations of performance have been completed.

Arrangements containing multiple revenue generating activities are accounted for in accordance with Emerging Issue Task Force (EITF) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” If the deliverable meets the criteria of a separate unit of accounting, the arrangement revenue is allocated to each

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

element based upon its relative fair value or vendor specific objective evidence and recognized in accordance with the applicable revenue recognition criteria for each element.

Cash and Equivalents

All liquid investments purchased with a maturity of three months or less are considered to be cash and equivalents. The carrying value of these cash equivalents approximates fair value.

Receivables

Trade receivables are primarily comprised of amounts owed to the Company through its operating activities and are presented net of an allowance for doubtful accounts of $6.7 million and $5.4 million at June 30, 2007 and 2006, respectively. An account is considered past due on the first day after its due date. The Company monitors past due accounts on an ongoing basis and establishes appropriate reserves to cover probable losses. The Company will write-off any amounts deemed uncollectible against an established bad debt reserve.

Receivables due from Cardinal Health, Inc. and affiliates are primarily comprised of reimbursement to the Company of certain transaction costs in connection with the Acquisition as of June 30, 2007 and net amounts owed to the Company through its manufacturing, packaging and analytical service activities provided to other Cardinal businesses as of June 30, 2006. See Note 11.

Concentrations of Credit Risk and Major Customers

Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers and their dispersion across different geographic areas. The customers are primarily concentrated in the pharmaceutical and healthcare industry. The Company normally does not require collateral or any other security to support credit sales. The Company performs ongoing credit evaluations of its customers’ financial conditions and maintains reserves for credit losses. Such losses historically have been within the Company expectations. For the period April 10, 2007 to June 30, 2007 and the period July 1, 2006 to April 9, 2007, and fiscal years ended June 30, 2006 and 2005, no customer accounted for more than 10% of the Company revenue or ending accounts receivables.

Inventories

Inventory is primarily stated at the lower of cost or market, using the first-in, first-out (“FIFO”) method. See note 2 for discussion regarding the inventory charge of $29.4 million incurred in the period April 10, 2007 to June 30, 2007 as a result of the purchase accounting adjustments made due to the Acquisition.

Goodwill and Other Intangibles

The Company accounts for purchased goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, purchased goodwill and intangible assets with indefinite lives are no longer amortized, but instead are tested for impairment at least annually. Intangible assets with finite lives, primarily customer relationships and patents and trademarks, continue to be amortized over their useful lives. The Company’s impairment analysis is based on a discounted cash flow analysis. The methods and assumptions used to test impairment have been consistently applied for the periods presented. The discount rate used for impairment testing is based on the risk-free rate plus an adjustment for risk factors. The use of alternative estimates, or adjusting the discount rate used

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

could affect the estimated fair value of the assets and potentially result in impairment. Any identified impairment would result in an adjustment to the Company’s results of operations. The Company performed its annual impairment test in fiscal 2007, 2006 and 2005 during the March time period, none of which resulted in the recognition of any impairment charges. Following the Acquisition, under the Successor, the Company has elected to perform its annual impairment during its fourth fiscal quarter, commencing in fiscal 2008. See note 2 for additional discussion regarding goodwill and other intangible assets recorded as a result of the Acquisition and Notes 4 and 5 for additional disclosure regarding goodwill and other intangible assets.

Property and Equipment

The Company evaluates the recoverability of its other long-lived assets, including amortizing intangible assets, if circumstances indicate impairment may have occurred pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This analysis is performed by comparing the respective carrying values of the assets to the current and expected future cash flows, on an undiscounted basis, to be generated from such assets. If such analysis indicates that the carrying value of these assets is not recoverable, the carrying value of such assets is reduced to fair value through a charge to the statements of operations.

Property and equipment are stated at cost adjusted for purchase accounting. Depreciation expense for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets, including capital lease assets that are amortized over the shorter of their useful lives or the terms of the respective leases. The Company uses the following range of useful lives for its property and equipment categories: buildings and improvements—5 to 50 years; machinery and equipment—3 to 20 years; furniture and fixtures—3 to 10 years. Depreciation expense was $26.9 million, $76.4 million, $85.8 million and $85.6 million for the periods April 10, 2007 to June 30, 2007, July 1, 2006 to April 9, 2007 and for the fiscal years ended June 30, 2006 and 2005, respectively. The Company charges repairs and maintenance costs to expense as incurred. The amount of capitalized interest was immaterial for all periods presented. See Note 2 for discussion regarding the Company’s purchase accounting adjustments made due to the Acquisition, which resulted in an overall net step up of the carrying values of continuing operation’s property and equipment to their relative fair values totaling approximately $17.0 million.

Restructuring Costs and Other Special Items

Costs associated with the Company’s restructuring activities are recorded in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Under this standard, a liability for an exit cost is recognized as incurred.

Costs associated with integrating acquired companies under the purchase method are recorded in accordance with EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.” Certain costs to be incurred by the Successor, as the acquirer, such as employee and lease terminations and other facility exit costs associated with the acquired company, are recognized at the date the integration plan is committed to and adopted by management. Certain other integration costs not meeting the criteria for accrual at the commitment date are charged to expense as the integration plan is implemented.

The Company records settlements of significant lawsuits that are infrequent, non-recurring or unusual in nature as special items.

Self Insurance

The Company is self insured for certain employee health benefits and partially self-insured for product liability and workers compensation claims. Accruals for losses are provided based upon claims experience and

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

actuarial assumptions, including provisions for incurred but not reported losses. In accordance with the Purchase Agreement, Cardinal retained the liabilities associated with employee health benefits, workers compensation and product liability related to the Predecessor for the period prior to the Acquisition.

Equity-Based Compensation

The Company accounts for its stock-based compensation awards in accordance with Statement of Financial Accounting Standards (SFAS) No. 123 Revised (FAS 123R), Share-Based Payment. FAS 123R requires companies to recognize compensation expense using a fair-value based method for costs related to share-based payments including stock options and employee stock purchase plans. The expense is measured based on the grand date fair value of the awards that are expected to vest, and the expense is recorded over the applicable requisite service period. In the absence of an observable market price for a share-based award, the fair value is based upon a valuation methodology that takes into consideration various factors, including the exercise price of the award, the expected term of the award, the current price of the underlying shares, the expected volatility of the underlying share price based on peer companies, the expected dividends on the underlying shares and the risk-free interest rate.

Shipping and Handling

Shipping and handling costs are included in cost of products sold in the statements of operations. Shipping and handling revenue received was immaterial for all periods presented and is presented within net revenues.

Accumulated Other Comprehensive Income/(Loss)

Accumulated other comprehensive income/(loss), which is reported in the accompanying Consolidated and Combined Statements of Changes in Shareholder’s Equity/Parent Company Equity, consists of net earnings/(loss), currency translation, minimum pension liability and unrealized gains and losses from derivatives.

Derivative Instruments

The Company uses derivative instruments as part of its overall strategy to manage its exposure to market risks primarily associated with fluctuations in foreign currency and interest rates. As a matter of policy, the Company does not use derivatives for trading or speculative purposes.

All derivatives are recorded at fair value either as assets or liabilities. Changes in fair value of the hedged item in a fair value hedge are recorded as an adjustment to the carrying amount of the hedged item and recognized currently in earnings as a component of net revenues, cost of revenue or selling, general and administrative expenses, based upon the nature of the hedged item, in the statements of operations. Changes in fair value of derivatives not designated as hedging instruments are recognized currently in earnings in the statement of operations. The effective portion of changes in fair value of derivatives designated as cash flow hedging instruments is recorded as a component of other comprehensive income. The ineffective portion is reported currently in earnings in the statements of operations. Amounts included in other comprehensive income are reclassified into earnings in the same period during which the hedged cash flows affect earnings.

Research and Development Costs

Costs incurred in connection with the development of new products and manufacturing methods are charged to expense as incurred. Research and development costs included in selling, general and administrative expenses

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

were $6.7 million, $18.2 million, $29.2 million and $27.4 million for the periods April 10, 2007 to June 30, 2007 and July 1, 2006 to April 9, 2007, and fiscal 2006 and 2005, respectively. The Company received reimbursement for certain research and development costs from certain customers of approximately $7.7 million, $11.7 million, $28.1 million and $20.7 million for the periods April 10, 2007 to June 30, 2007, July 1, 2006 to April 9, 2007 and for the fiscal years ended June 30, 2006 and 2005, respectively. Such amounts are presented within net revenues.

Income Taxes

In accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes,” the Company accounts for income taxes using the asset and liability method. The asset and liability method requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between tax bases and financial reporting bases of the Company’s assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which the Company operates. In assessing the ability to realize deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred taxes are not provided on the unremitted earnings of subsidiaries outside of the U.S. when it is expected that these earnings are permanently reinvested. The Company has made no provision for U.S. income taxes on undistributed earnings of foreign subsidiaries, as those earnings are considered permanently reinvested in the operations of those foreign subsidiaries.

Under the Predecessor, the operations of the Company were included in the consolidated U.S. and certain foreign and state tax returns of Cardinal. In other foreign and state jurisdictions, the Company filed its tax returns as a separate taxpayer or as part of a consolidated or unitary group. The income tax provisions and related deferred tax assets and liabilities have been determined as if the Company were a separate taxpayer. Cardinal managed its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed or will follow as a stand-alone company.

Recent Financial Accounting Standards

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 is a replacement of APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” This Statement requires voluntary changes in accounting to be accounted for retrospectively and all prior periods to be restated as if the newly adopted policy had always been used, unless it is impracticable. APB Opinion No. 20 previously required most voluntary changes in accounting to be recognized by including the cumulative effect of the change in accounting in net income in the period of change. This Statement also requires that a change in method of depreciation, amortization or depletion for a long-lived asset be accounted for as a change in estimate that is affected by a change in accounting principle. This Statement is effective for fiscal years beginning after December 15, 2005. The Company adopted this statement in fiscal 2007 and it did not have an impact on the Company’s financial position or results of operations.

In November 2005, the FASB issued FASB Staff Position (“FSP”) No. SFAS 115-1 and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP amends SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” This FSP provides guidance on the determination of when an investment is considered impaired, whether that impairment is other-than-temporary

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

and the measurement of an impairment loss. This FSP also requires disclosure about unrealized losses that have not been recognized as other-than-temporary impairments. This FSP is effective for reporting periods beginning after December 15, 2005. The adoption of this FSP did not have a material impact on the Company’s financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that would otherwise be required to be bifurcated from its host contract. The election to measure a hybrid financial instrument at fair value, in its entirety, is irrevocable and all changes in fair value are to be recognized in earnings. This Statement also clarifies and amends certain provisions of SFAS No. 133 and SFAS No. 140. This Statement is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Early adoption is permitted, provided the Company has not yet issued financial statements, including financial statements for any interim period, for that fiscal year. The adoption of this Statement is not expected to have a material impact on the Company’s financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. This Interpretation is effective for fiscal years beginning after December 15, 2006. The cumulative effects, if any, of applying this Interpretation will be recorded as an adjustment to accumulated deficit as of the beginning of the period of adoption. The adoption of this Interpretation is not expected to have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. Subject to the FASB’s partial deferral, this Statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is in the process of determining the impact of adopting this Statement.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This Statement requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status, measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. This Statement requires balance sheet recognition of the funded status for all pension and postretirement benefit plans effective for fiscal years ending after December 15, 2006. This Statement also requires plan assets and benefit obligations to be measured as of a company’s balance sheet date effective for fiscal years ending after December 15, 2008. The Company adopted this statement and it did not have a material impact on its financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

SFAS No. 159 is effective for the Company in the first quarter of fiscal 2009. The Company is currently assessing the impact that SFAS No. 159 will have on the results of its operations, financial position or cash flows.

2. THE ACQUISITION

On January 25, 2007, Phoenix, a newly formed Delaware limited liability company that is controlled by affiliates of Blackstone, entered into the Purchase Agreement with Cardinal to purchase the issued and outstanding shares of capital stock of certain entities controlled by Cardinal and specified related receivables, which together comprised the Predecessor, for an aggregate purchase price of approximately $3.3 billion, as adjusted pursuant to certain provisions in the Purchase Agreement for working capital, cash, indebtedness and earnings before interest, taxes and depreciation and amortization expense of the Successor and a pension adjustment associated with under funded pension liability of approximately $70.0 million. Phoenix subsequently assigned its rights and obligations under the Purchase Agreement to PTS Acquisition Corp., Phoenix’s indirect and wholly owned subsidiary, which entity effected the acquisition. In these financial statements, we refer to this acquisition as the “Acquisition.” The Acquisition was consummated on April 10, 2007.

The Acquisition was part of a series of transactions which occurred simultaneously on April 10, 2007 (except as discussed below) and included:

•

a cash contribution of approximately $1.0 billion from Phoenix to PTS Holdings Corp., an entity controlled by affiliates of Blackstone and Phoenix’s direct subsidiary, in exchange for common stock, which amount was in turn contributed to PTS Intermediate Holdings LLC, a direct wholly owned subsidiary of Phoenix, which amount was in turn contributed to PTS Acquisition Corp., and which PTS Acquisition Corp. used to fund the equity portion of the purchase price and which contribution is reflected in the Company’s Equity on its Balance Sheet as of June 30, 2007;

•	the issuance of senior toggle notes and senior subordinated notes by PTS Acquisition Corp., for proceeds in the amount of $565.0 and $300.3 million in proceeds , respectively;

•	the entering into by PTS Acquisition Corp. of a new senior credit facility, and the receipt of approximately $1.4 billion in proceeds under the credit facility;

•	the payment of other fees and expenses in connection with the Acquisition; and

•	immediately following the Acquisition on April 10, 2007, the merger of PTS Acquisition Corp. with and into Cardinal Health 409, Inc.

•	the surviving entity, Cardinal Health 409, Inc., was subsequently renamed as Catalent Pharma Solutions, Inc., and is referred to herein as “Catalent”, the “Successor”, or the “Company”.

Costs associated with issuing the long term debt obligations above approximated $56.3 million and are capitalized on the Company’s balance sheet and are being amortized to interest expense over the respective terms of the debt instruments.

The Company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed. A valuation study was performed, which supports the Company’s purchase price allocation. The valuation study resulted in (i) a fair value step-up to real and personal property and certain identifiable intangible assets, (ii) an increase in value of inventory and a corresponding charge to cost of products sold related to higher costs of inventory sold during the period April 10, 2007 to June 30, 2007; and (iii) recording and writing off acquired in-process research and development (“IPR&D”), which was

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

subsequently charged to expense. As a result, included in the Company’s statement of operations is a $29.4 million charge to cost of products sold from continuing operations relating to the sale of inventory that was stepped-up to fair value on the Acquisition date and sold as of June 30, 2007 and a charge of $112.4 million related to the Acquisition for the purchased IPR&D, which is associated with the Company’s research and development activities in its Oral Technologies segment. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projections. The range of discount rates applied was between 13.5 to 20.0%.

The Company anticipates that purchase accounting for the Acquisition will be finalized by the third quarter of fiscal 2008. The excess of the purchase price paid over the fair value of the net assets acquired and liabilities assumed has been allocated to goodwill. Intangible assets with indefinite lives consist of amounts related to the Company’s assembled workforce, which was calculated as part of the Acquisition valuation study, are not being amortized and are included in goodwill on the Company’s balance sheet. Of the total excess purchase price attributable to goodwill, $145.0 million is deductible for tax purposes. The following table summarizes the preliminary allocation of fair values of the Company’s assets acquired and liabilities assumed at the date of acquisition.

April 10, 2007
(in millions)
Current assets	$707.0
Property and equipment	1,055.2
Intangible assets	556.3
In-process research and development	112.4
Other assets	64.4

Total assets	2,495.3

Current liabilities	(266.2)
Long term debt	(2,271.4)
Non current liabilities	(135.9)
Deferred taxes	(193.3)

Total liabilities	(2,866.8)

Equity contributions	(1,048.9)

Excess purchase price attributable to goodwill	$1,420.4

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

The following table summarizes the preliminary allocation of the Acquisition purchase price:

(in millions)
Purchase price allocation:
Purchase price	$3,216.5
Transaction fees and expenses	69.1

Total purchase price	3,285.6
Less:
Net tangible assets acquired	1,292.7
Fair value adjustment to inventory	29.4
Fair value adjustment to property and equipment	16.8
Other intangible assets acquired	556.3
In-process research and development	112.4
Net assets held for sale	50.9
Deferred income tax liabilities	(193.3)

Excess purchase price attributable to goodwill	$1,420.4

The following unaudited pro forma data for the Acquisition includes the results of operations as if the Acquisition had been consummated as of the beginning of the respective Predecessor periods presented. This pro forma data is based on the Predecessor’s historical information and does not necessarily reflect the actual results that would have occurred, nor is it indicative of future results of operations.

	(unaudited)
	For the Period July 1, 2006 to April 9, 2007			For the Year ended 2006
	Historical As Reported	Adjustments (1)	Pro Forma	Historical As Reported	Adjustments (1)	Pro Forma
Net revenue	$1,280.2	$—	$1,280.2	$1,612.2	$—	$1,612.2
Earnings/(loss) from continuing operations before income taxes and minority interest	39.3	(324.5)	(285.2)	108.4	(405.9)	(297.5)

(1)	Includes adjustments for the annual advisory fee that we expect to pay to The Blackstone Group, charges for in-process research and development and the higher inventory costs and increased amortization and depreciation expense based on the fair values for recording of the Acquisition, and in addition, the incremental interest expense and amortization of deferred financing fees related to the debt incurred in connection with the Acquisition.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

3. DISCONTINUED OPERATIONS AND DIVESTITURES

Discontinued Operations

In connection with the Acquisition, the Company made a determination and initiated plans to dispose of its Albuquerque, New Mexico, and Osny, France operations. These two businesses are classified as held for sale on the Company’s balance sheet and included in discontinued operations on the Company’s statement of operations. Summarized statements of operations data for these discontinued operations are as follows:

	Successor	Predecessor
	For the Period April 10, 2007 to June 30, 2007	For the Period July 1, 2006 to April 9, 2007	Fiscal 2006	Fiscal 2005
(in millions)
Net revenues	$28.4	$71.6	$99.6	$110.4

Loss before income taxes	(5.1)	(19.1)	(30.8)	(9.4)
Income tax benefit	(1.8)	(6.6)	(10.7)	(2.7)

Loss from discontinued operations, net of tax	$(3.3)	$(12.5)	$(20.1)	$(6.7)

Summarized balance sheet data for these discontinued operations is as follows:

	Successor June 30, 2007	Predecessor June 30, 2006
(in millions)
Assets held for sale
Current assets	$53.0	$47.9
Property and equipment	29.3	76.4
Other assets	—	0.2

Total assets held for sale	$82.3	$124.5

Liabilities held for sale
Current liabilities	$35.3	$23.1
Other liabilities	0.8	0.6

Total liabilities held for sale	$36.1	$23.7

Divestitures

Under the Predecessor, on July 31, 2006, the Company sold one of its facilities within the Oral Technologies segment to Adams Respiratory Operations, Inc. The terms of the sale included the sale of assets of the facility and resulted in a loss on sale of assets of $1.0 million recorded in the “impairment charges and (gain)/loss on sale of assets” within the statements of operations. In accordance with Emerging Issue Task Force Issue No. 03-13, “Applying the Conditions in Paragraph 42 of SFAS No. 144 in Determining Whether to Report Discontinued Operations (“EITF 03-13”), the results of operations of this sold facility have not been reclassified to discontinued operations because the Company will continue to receive significant cash inflows from the products associated with this facility.

Under the Predecessor, on March 9, 2007, the Company sold one of its businesses within the Oral Technologies segment. The terms of the sale included the sale of certain intellectual property and resulted in a

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

gain on sale of assets of $5.0 million recorded in the “impairment charges and (gain)/loss on sale of assets” within the statements of operations. The results of operations of this sold business have not been reclassified to discontinued operations, as the amounts were not significant.

4. GOODWILL

The following table summarizes the changes in the carrying amount of goodwill in total and by reporting segment:

	Oral Technologies	Sterile Technologies	Packaging Services	Total
(in millions)
Predecessor
Balance at June 30, 2005	$449.2	$125.7	$139.4	$714.3
Adjustments to previously recorded goodwill	(0.2)	(9.2)	0.8	(8.6)
Foreign currency translation adjustments	(1.2)	(0.5)	0.2	(1.5)

Balance at June 30, 2006	$447.8	$116.0	$140.4	$704.2

Successor
The Acquisition, April 10, 2007	$718.1	$452.0	$250.3	$1,420.4
Foreign currency translation adjustments	0.6	0.5	0.2	1.3

Balance at June 30, 2007	$718.7	$452.5	$250.5	$1,421.7

5. OTHER INTANGIBLE ASSETS

Other intangible assets with definite lives are being amortized using the straight-line method over periods that range from five to twenty years. The details of other intangible assets subject to amortization by class as of June 30, 2007 and 2006 are as follows:

Successor:
	Weighted Average Life	Gross Intangible	Accumulated Amortization	Net Intangible
(in millions)
June 30, 2007
Amortized intangibles:
Core technology	20.0 years	$153.4	$(1.9)	$151.5
Customer relationships	12.0 years	148.9	(3.1)	145.8
Product relationships	12.0 years	254.0	(5.0)	249.0

Total amortized intangibles	13.5 years	$556.3	$(10.0)	$546.3

Predecessor:
	Gross Intangible	Accumulated Amortization	Net Intangible
(in millions)
June 30, 2006
Amortized intangibles:
Trademarks and patents	$6.4	$(1.2)	$5.2
Customer lists and relationships	15.2	(8.6)	6.6
Licenses	0.5	(0.2)	0.3
Other intangibles	3.8	(3.7)	0.1

Total amortized intangibles	$25.9	$(13.7)	$12.2

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

Amortization expense for the periods April 10, 2007 to June 30, 2007, July 1, 2006 to April 9, 2007 and for the fiscal years ended June 30, 2006 and 2005 was approximately $10.3 million, $1.2 million, $1.4 million and $1.3 million, respectively. Amortization expense is estimated to be:

	2008	2009	2010	2011	2012
(in millions)
Amortization expense	$41.2	$41.2	$41.2	$41.2	$41.2

6. RESTRUCTURING AND OTHER SPECIAL ITEMS

Restructuring and other special charges consist of the following:

	Successor	Predecessor
	April 10, 2007 to June 30, 2007	July 1, 2006 to April 9, 2007	Fiscal 2006	Fiscal 2005
(in millions)
Separation costs	$7.0	$—	$—	$—
Restructuring costs	8.5	6.1	10.7	77.2
Acquisition costs	10.0	15.9	1.1	(2.5)

Total restructuring and other special charges	$25.5	$22.0	$11.8	$74.7

Separation Costs

As a result of the Acquisition, the Company will incur costs to separate certain shared service functions and systems from Cardinal. For the period April 10, 2007 to June 30, 2007, the Company recorded $7.0 million of separation costs, which consist primarily of professional fees directly related to the separation plan to other special charges. See Note 11 for further discussion of costs to be reimbursed by Cardinal.

Restructuring Costs

During the period April 10, 2007 to June 30, 2007, the Successor reorganized its operations into three operating segments as discussed in Note 1. As part of this reorganization, the Successor eliminated approximately 80 full time positions. The Successor recorded $7.4 million in restructuring costs related to severance activities that were communicated in June 2007 and payable to terminated employees beginning in July 2007.

The Predecessor implemented plans to restructure its operations (both domestically and internationally). The restructuring plans focused on various aspects of operations, including closing and consolidating certain manufacturing operations, rationalizing headcount and aligning operations in a strategic and more cost-efficient structure.

Included in these costs are charges associated with facility consolidations. These projects include planned reductions of headcount within existing operations and consolidation of overlapping operations impacting certain facilities of each of the segments, including the closure of a manufacturing facility within the Sterile Technologies segment. This closure is expected to take place during fiscal 2008. In addition, the Oral Technologies segment planned to partially transfer production from one of its manufacturing facilities to another one to consolidate overlapping operations.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

The following table summarizes the significant costs recorded within restructuring costs:

	Successor	Predecessor
	April 10, 2007 to June 30, 2007	July 1, 2006 to April 9, 2007	Fiscal 2006	Fiscal 2005
(in millions)
Restructuring costs:
Employee-related reorganization (1)	$7.4	$4.6	$4.8	$8.5
Facility consolidations:
Employee-related costs (1)	0.5	1.5	0.3	0.6
Asset impairments (2)	—	—	4.1	67.0
Facility exit and other costs (3)	0.6	—	1.5	1.1
Total facility consolidations	1.1	1.5	5.9	68.7

Total restructuring costs	$8.5	$6.1	$10.7	$77.2

(1)	Employee-related costs consist primarily of severance accrued upon either communication of terms to employees or management’s commitment to the restructuring plan when a defined severance plan exists. Outplacement services provided to employees who have been involuntarily terminated and duplicate payroll costs during transition periods are also included within this classification. The restructuring program announced during fiscal 2007 plus the remaining announced facilities consolidation is expected to reduce headcount by approximately 500 individuals. As of June 30, 2007, 80 individuals were terminated.

(2)	Asset impairments recorded by the Predecessor in fiscal 2006 include a charge associated with a Sterile Technologies manufacturing facility closure of $7.0 million. In addition, during fiscal 2006, the Predecessor made the decision not to sell an Oral Technology facility, which was recorded as held for sale during fiscal 2005. As result of this decision, the Predecessor recorded an adjustment of $3.8 million to increase the carrying value of a disposal group to its fair value.

In fiscal 2005, the Predecessor recorded asset impairment charges of $41.8 million including an impairment of goodwill of $15.4 million associated with the decision to sell two facilities (one within the Packaging Services segment and one within the Oral Technologies segment) in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and SFAS No. 142, “Goodwill and Intangible Assets.” In addition, the Predecessor commenced a plan to partially transfer production from one Oral Technologies’ facility to another existing facility to consolidate operations. As a result of this commitment, the Predecessor recorded an asset impairment of $24.6 million in fiscal 2005 based on an analysis of discounted cash flows in accordance in SFAS No. 144.

(3)	Facility exit and other costs consist of accelerated depreciation, equipment relocation costs, project consulting fees and costs associated with the planned facility consolidations.

Acquisition Costs

During December 2006, Cardinal communicated a retention bonus package to certain employees of the Predecessor related to the announced sale of the Predecessor. The retention bonus package is payable by Cardinal if the following conditions are met: (1) Cardinal completes the sale of the Predecessor and (2) the employee transfers with the sale and remains employed with the Company for a period of 90 days after the sale. During the period April 10, 2007 to June 30, 2007, the Company recorded a charge of $9.4 million and during the period July 1, 2006 to April 9, 2007, the Predecessor recorded a charge of $15.3 million related to these bonuses as a charge to restructuring and other special items line. During, July 2007, the Company paid $24.7 million related to these retention bonus packages to the employees and was subsequently reimbursed by Cardinal.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

Restructuring and Other Special Items Accrual Roll forward

The following table summarizes activity related to liabilities associated with special items:

	Successor	Predecessor
	April 10, 2007 to June 30 2007	July 1, 2006 to April 9, 2007	Fiscal 2006	Fiscal 2005
(in millions)
Balance at beginning of period	$3.3	$6.1	$3.2	$12.0
Additions (1)	11.7	6.7	11.8	74.7
Non cash reductions (2)	(0.7)	(0.6)	(4.8)	(70.1)
Payments	(6.1)	(8.9)	(4.1)	(13.4)

Balance at end of period	$8.2	$3.3	$6.1	$3.2

(1)	Amounts represent items that have been expensed as incurred or accrued in accordance with GAAP, as noted in the preceding paragraphs, excluding items reimbursed by Cardinal for separation costs and retention bonuses of $4.4 million and $9.4 million, respectively, for the period April 10, 2007 to June 30, 2007 and for retention bonuses of $15.3 million for the period July 1, 2006 to April 9, 2007.

(2)	Amount includes $0.7 million and $0.6 million of non-compete amortization expense for the period April 10, 2007 to June 30, 2007 and for the period July 1, 2006 to April 9, 2007, respectively. For fiscal 2006, amount includes $4.1 million related to asset impairments and $0.7 million related to non-compete amortization expense. For fiscal 2005, amount includes $67.0 million related to asset impairments, $0.2 million related to non-compete amortization expense and $2.9 million related to accrual reversal associated with Oral Technologies segments’ pension curtailment.

Purchase Accounting Accruals

In connection with restructuring and integration plans related to the businesses the Predecessor acquired through Cardinal’s acquisition of The Intercare Group, plc, an European pharmaceutical products and services company during fiscal 2004, the Company planned to close certain acquired facilities. During fiscal 2004, the Predecessor accrued, as part of its acquisition adjustments; a liability of $11.7 million related to employee termination and $3.6 million related to exit costs associated with the planned closure. During fiscal 2006, the Predecessor subsequently decided not to close these facilities and reversed the accrual of $12.1 million for the planned facility closures to goodwill.

Restructuring and other special items have not been recorded within the operating segments of the Company, as these amounts are not reviewed by management in evaluating the results of the segments.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

7. LONG-TERM OBLIGATIONS AND OTHER SHORT-TERM BORROWINGS

Long-term obligations and other short-term borrowings consist of the following at June 30:

	Maturity Date	Successor	Predecessor
		2007	2006
(in millions)
Senior Secured Credit Facilities
Term loan facility Dollar-denominated	April 2014	$1,060.0	$—
Term loan facility Euro-denominated	April 2014	356.2	—
9 1/2% Senior Toggle notes	April 2015	565.0	—
9 3/4% Senior subordinated Euro-denominated notes	April 2017	302.4	—
Revolving credit agreement	July 2007	13.9	—
Cardinal and Predecessor credit facilities and unsecured lines of credit	Various	—	26.8
Other obligations	Through Oct 2015	14.5	14.8

Total		2,312.0	41.6
Less: current portion and other short-term borrowings		36.4	30.2

Long-term obligations, less current portion short-term borrowings		$2,275.6	$11.4

Senior Secured Credit Facilities

On April 10, 2007, in connection with the Acquisition, the Company entered into a $1.8 billion senior secured credit facility consisting of: (i) an approximately $1.4 billion term loan facility and (ii) a $350 million revolving credit facility. The Company is required to repay the term loans in quarterly installments equal to 1% per annum of the original funded principal amount for the first six years and nine months, with the remaining amount payable on April 10, 2014. These repayments commence on September 28, 2007.

The revolving credit facility includes borrowing capacity available for letters of credit and for short-term borrowings.

Borrowings under the term loan facility and the revolving credit facility bear interest, at the Company’s option, at a rate equal to a margin over either (i) a base rate determined by reference to the higher of (1) the rate of interest per annum published by the Wall Street Journal from time to time, as the “prime lending rate” and (2) the federal funds rate plus  1/2 of 1% or (ii) LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs plus 2.25%. The interest rate at June 30, 2007 was 7.61%.

In addition to paying interest on outstanding principal under the Company’s new senior secured credit facilities, the Company is required to pay a commitment fee to the lenders under the revolving credit facility in respect to the unutilized commitments thereunder. The initial commitment fee is 0.50% per annum. The commitment fee may be reduced subject to the Company attaining certain leverage ratios. The Company is also required to pay customary letter of credit fees. As of June 30, 2007, $13.9 million was outstanding under the revolving credit facility. The commitment fee charged to interest expense during the period April 10, 2007 to June 30, 2007 was $0.4 million.

The senior secured credit facilities are subject to amortization and prepayment requirements and contain certain covenants, events of default and other customary provisions.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

Senior Notes

On April 10, 2007, in connection with the Acquisition, the Company issued $565.0 million of 9 1/2%/10 1/4% Senior PIK-Election Notes due 2015 (“Senior Toggle Notes”). The Senior Toggle Notes are unsecured senior obligations of the Company. Interest on the Senior Toggle Notes is payable semi-annually in arrears on each April 15 and October 15, commencing on October 15, 2007.

For any interest period prior to April 15, 2011, the Company may at its option elect to pay interest on the Senior Toggle Notes (i) entirely in cash (“Cash Interest”), (ii) entirely by increasing the principal amount of the outstanding Senior Toggle Notes by issuing PIK Notes (“PIK interest”) or (iii) 50% as Cash Interest and 50% as PIK Interest. Cash Interest on the Senior Toggle Notes accrues at the rate of 9 1/2% per annum. PIK Interest on the Senior Toggle Notes accrues at the Cash Interest rate per annum plus  3/4% per annum. The interest rate at June 30, 2007 was 9.50%.

At any time prior to April 15, 2011, the Company may redeem all or a part of the Senior Toggle Notes at a redemption price equal to 100% principal amount plus a “make-whole” premium plus any accrued and unpaid interest to the date of redemption. In addition, before April 15, 2010, the Company may redeem up to 35% of the Senior Toggle Notes at a redemption price of 109.5% of their principal amount, plus accrued unpaid interest to the redemption date, using proceeds from sales of certain kinds of capital stock, provided that after any such redemption, at least 50% of the aggregate principal amount of the Senior Toggle Notes remain outstanding. On and after April 15, 2011, the Company may redeem the Senior Toggle Notes at par plus specified declining premiums set forth in the indenture, plus any accrued interest to the date of redemption.

Senior Subordinated Notes

On April 10, 2007, in connection with the Acquisition, the Company issued € 225.0 million 9 3/4% euro-denominated ($300.3 million dollar equivalent) Senior Subordinated Notes due 2017 (the “Senior Subordinated Notes”). The Senior Subordinated Notes are unsecured senior subordinated obligations of the Company and are subordinated in right of payment to all existing and future senior indebtedness of the Company (including the senior credit facilities and the Senior Toggle Notes). Interest on the Senior Subordinated Notes is payable semi-annually in cash only in arrears on each April 15 and October 15, commencing on October 15, 2007.

At any time prior to prior to April 15, 2012, the Company may redeem all or a part of the Senior Subordinated Notes at a redemption price equal to the principal amount plus a “make-whole” premium, plus any accrued interest to date of redemption. In addition, before April 15, 2010, the Company may redeem up to 35% of the Senior Subordinated Notes at a redemption price of 109.75% of their principal amount, plus accrued and unpaid interest to the redemption date, using proceeds from sales or certain kinds of capital stock, provided that after that any such redemption, at least 50% of the aggregate principal amount of the Senior Subordinated Notes remain outstanding. On and after April 15, 2012 we may redeem the Senior Subordinated Notes at par plus specified declining premiums set forth in the senior subordinated indenture, plus any accrued and unpaid interest to the date of redemption.

Cardinal and Predecessor Credit Facilities

The Predecessor participated in Cardinal’s centralized system for cash management and the financing of its operations. Cardinal funded the majority of the Predecessor’s financing requirements through Cardinal debt capacity. These transactions are reflected in the Cardinal Health, Inc. net investment account.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

For the international locations, the Predecessor also maintained short-term credit facilities and an unsecured line of credit. In addition, the Predecessor had the ability to borrow funds through Cardinal’s unsecured line of credit. The outstanding balance under these facilities related to the Predecessor was repaid prior to the closing of the Acquisition. The weighted average interest rate related to these obligations was 4.81% for the fiscal year ended June 30, 2006.

Other Obligations

Other obligations consist primarily of loans for equipment, buildings and insurance premium financing. In addition, other obligation includes a capital lease for a building. The weighted average interest rate for such obligations during the period from April 10, 2007 to June 30, 2007 was 7.19%, from July 1, 2006 to April 9, 2007 was 7.93% and for the fiscal year ended June 30, 2006 was 6.19%.

Maturities of long-term obligations including capital leases of $5.2 million and other short-term borrowings for future fiscal years are:

	2008	2009	2010	2011	2012	Thereafter	Total
(in millions)
Maturities of long-term obligations	$36.4	$15.7	$15.8	$15.8	$14.9	$2,213.4	$2,312.0

Debt Issuance Costs

In connection with the debt issuances associated with the Acquisition, the Company recorded $56.3 million of debt issuance costs. Debt issuance costs are capitalized within other assets on the balance sheet and amortized over the life of the related debt through charges to interest expense in the statement of operations. Amortization of debt issuance costs totaled $1.6 million for the period April 10, 2007 to June 30, 2007.

Guarantees and Security

All obligations under the senior secured credit agreement, the Senior Toggle Notes and the Senior Subordinated Notes are unconditionally guaranteed by each of the Company’s existing U.S. wholly owned subsidiaries, other than the Company’s Puerto Rico subsidiaries, subject to certain exceptions.

All obligations under the senior secured credit facilities, and the guarantees of those obligations, are secured by substantially all the following assets of the Company and each guarantor, subject to certain exceptions:

•

A pledge of 100% of the capital stock of the Company and 100% of the equity interests directly held by Company and each guarantor in any wholly-owned material subsidiary of the Company or any guarantor (which pledge, in the case of any non-U.S. subsidiary of a U.S. subsidiary, will not include more than 65% of the voting stock of such non-U.S. subsidiary); and

•	A security interest in, and mortgages on, substantially all tangible and intangible assets of Company and each guarantor, subject to certain limited exceptions.

Debt Covenants

The senior secured credit agreement and the indentures governing the Senior Toggle Notes and Senior Subordinated Notes contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Company’s (and the Company’s restricted subsidiaries’) ability to incur additional indebtedness or issue certain preferred shares; create liens on assets; engage in mergers and consolidations; sell assets; pay

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

dividends and distributions or repurchase capital stock; engage in certain transactions with affiliates; make investments, loans or advances; make certain acquisitions; and in the case of the Company’s senior credit agreement, enter into sale and leaseback transactions; repay subordinated indebtedness, amend material agreements governing the Company’s subordinated indebtedness (including the senior subordinated notes); and change the Company’s lines of business.

The senior credit facility and indentures governing the senior notes and the senior subordinated notes also contain change of control provisions and certain customary affirmative covenants and events of default. As of June 30, 2007, the Company was in compliance with all restrictive covenants related to its long-term obligations.

A breach of any of these covenants could result in a default under one or more of these agreements, including as a result of cross default provisions, and, in the case of the revolving credit facility, permit the lenders to cease making loans to the Company. Upon the occurrence of an event of default under the senior secured credit facilities, the lenders could elect to declare all amounts outstanding under the senior credit facilities to be immediately due and payable and to terminate all commitments to extend further credit.

8. FINANCIAL INSTRUMENTS

Interest Rate Risk

A portion of the debt used to finance the Company’s operations is exposed to interest rate fluctuations. The Company may use various hedging strategies and derivative financial instruments to create an appropriate mix of fixed and floating rate assets and liabilities. The primary interest rate exposure as of June 30, 2007, is to interest rate fluctuations in the United States and Europe, primarily the LIBOR and EURIBOR interest rates. At the end of June 2007, the Company entered into interest rate swaps, expiring June 2010, as the derivative instrument to manage the risk associated with the Company’s floating rate debt. These interest rate swap agreements are designated as cash flow hedges and, accordingly, are adjusted to current market values through other comprehensive income until the underlying debt instrument being hedged is settled or the Company determines that the specific hedge accounting criteria are no longer met. Upon recognition, such gains and losses are recorded in interest expense, net within the statement of operations. As of June 30, 2007, the market value of the interest rate swaps was less than $0.1 million.

The following table shows the notional amount hedged and the value of the interest rate swap contracts outstanding at June 30, 2007 included in other assets or liabilities. The Predecessor did not have any interest rate hedging instruments outstanding as of June 30, 2006.

	Successor 2007		Predecessor 2006
(in millions)
Interest rate swap—cash flow hedge:
Notional amount	$614.6		$—
Assets		*	—
Liabilities	—		—

*	Amount is less than $0.1 million.

Currency Risk Management

The Company conducts business in several major international currencies and is subject to risks associated with fluctuating foreign exchange rates; primarily the British pound, Euro, Argentinean peso, Brazilian real and

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

Australian dollar. Through its centralized currency risk management services, the Company’s objective is to reduce earnings and cash flow volatility associated with foreign exchange rate changes through offsetting natural hedges or entering into forward contracts to protect the value of existing foreign currency assets and liabilities, commitments and anticipated foreign currency revenue and expenses. During the period April 10, 2007 to June 30, 2007, there were no hedging instruments outstanding.

Prior to April 10, 2007, Cardinal’s central treasury group managed the foreign exchange rate policy for the Predecessor. Accordingly, Cardinal entered into various contracts on behalf of the Predecessor that change in value as foreign exchange rates change to protect the value of existing foreign currency assets and liabilities, commitments and anticipated foreign currency revenue and expenses. The gains and losses on these contracts offset changes in the value of the underlying transactions as they occurred.

At June 30, 2006, the Predecessor held forward contracts expiring through June 2007 to hedge probable, but not firmly committed, revenue and expenses. These hedging contracts were classified as cash flow hedges and, accordingly, were adjusted to current market values through other comprehensive income until the underlying transactions were recognized. Upon recognition, such gains and losses are recorded in operations as an adjustment to the recorded amounts of the underlying transactions. At June 30, 2006, the Predecessor had net deferred gains related to these forward contract cash hedges of $0.9 million recorded in other comprehensive income. As a result of the Acquisition, these contracts were terminated and the net deferred gain of $0.9 million was recorded to goodwill as part of the purchase accounting adjustments associated with the Acquisition. During fiscal 2006 and fiscal 2005, the Predecessor recognized gains/(losses) of approximately $(1.3) million and $0.3 million, respectively, within net earnings related to these forward contracts.

In addition, Cardinal also entered into, on behalf of the Predecessor, forward contracts, which expired July 2006 to hedge the value of foreign currency assets and liabilities. These forward contracts were classified as fair value hedges. The income/(loss) recorded on the forward contract fair value hedge is offset by the remeasurement adjustment on the foreign currency denominated asset or liability. The settlement of the derivative instrument and the remeasurement adjustment on the foreign currency denominated asset or liability are both recorded in other, net at the end of each period. The amount of net gain/(loss) related to fair value forward contracts recognized through other, net, during the period July 1, 2006 to April 9, 2007 was approximately $(4.9) million, and during the fiscal year 2006 and 2005 was approximately $(0.2) million and $(6.1) million, respectively. There were no outstanding forward contracts during the period April 10, 2007 to June 30, 2007.

The Predecessor did not recognize any material gains/(losses) related to contracts that were not effective or forecasted transactions that did not occur during the periods April 10, 2007 to June 30, 2007, July 1, 2006 to April 9, 2007 and during fiscal 2006 and 2005.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

The following table shows the notional amount hedged and the value of the forward contracts outstanding at June 30, 2007 and 2006 included in other assets or liabilities.

	Successor 2007	Predecessor 2006
(in millions)
Forward contracts—cash flow hedge:
Notional amount	$—	$11.0
Assets	—	0.4
Liabilities	—	—
Forward contracts—fair value hedge
Notional amount	$—	$54.1
Assets	—	—
Liabilities	—	0.9

The counterparties to these contracts are major financial institutions and the Company or the Predecessor does not have significant exposure to any one counterparty. Management believes the risk of loss is remote and in any event would not be material.

Fair Value of Financial Instruments

The fair value of financial instruments is generally by reference to market values resulting from trading on a national securities exchange or an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques, as appropriate. The carrying amounts of cash and equivalents, trade receivables, accounts payable, notes payable-banks, other short-term borrowings and other accrued liabilities at June 30, 2007 and 2006, approximate their fair value because of the short-term maturities of these items.

The carrying amounts and the estimated fair values of other financial instruments as of June 30, are as follows:

	Successor 2007				Predecessor 2006
	Carrying Value		Estimated Fair Value		Carrying Value	Estimated Fair Value
(in millions)
Long-term debt	$2,312.0		$2,301.9		$41.6	$39.5
Derivatives
Interest rate swap		*		*	—	—
Foreign exchange contracts	—		—		0.5	0.5

*	Amount is less than $0.1 million.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

The fair values are based on quoted market prices for the same or similar instruments and/or the current interest rates offered for debt of the same remaining maturities or estimated discounted cash flows.

9. INCOME TAXES

Earnings/ (loss) from continuing operations before income taxes and minority interest are as follows periods April 10, 2007 to June 30, 2007 and July 1, 2006 to April 9, 2007 and the fiscal years ended 2006 and 2005:

	Successor	Predecessor
	April 10, 2007 through June 30, 2007	July 1, 2006 through April 9, 2007	Fiscal 2006	Fiscal 2005
(in millions)
U.S. Operations	$(94.0)	$(42.1)	$7.4	$(65.6)
Non-U.S. Operations	(73.5)	81.4	101.0	62.4

	$(167.5)	$39.3	$108.4	$(3.2)

The provision/(benefit) for income taxes consists of the following for the period April 10, 2007 to June 30, 2007 and the period July 1, 2006 to April 9, 2007 and the fiscal years ended 2006 and 2005:

	Successor	Predecessor
	April 10, 2007 through June 30, 2007	July 1, 2006 through April 9, 2007	Fiscal 2006	Fiscal 2005
(in millions)
Current:
Federal	$1.1	$(7.6)	$5.9	$(11.1)
State and local	—	—	0.4	0.2
Non-U.S.	4.7	20.8	25.5	10.6

Total	$5.8	$13.2	$31.8	$(0.3)
Deferred:
Federal	(22.0)	(13.0)	2.4	(6.6)
State and local	(1.5)	—	(0.8)	(1.2)
Non-U.S.	(3.5)	(2.2)	1.9	(2.7)

Total	$(27.0)	$(15.2)	$3.5	$(10.5)

Total (benefit)/provision	$(21.2)	$(2.0)	$35.3	$(10.8)

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

A reconciliation of the provision/(benefit) based on the federal statutory income tax rate to the Company’s effective income tax rate is as follows for the periods April 10, 2007 to June 30, 2007 and July 1, 2006 to April 9, 2007 and the fiscal years ended 2006 and 2005:

	Successor	Predecessor
	April 10, 2007 through June 30, 2007	July 1, 2006 through April 9, 2007	Fiscal 2006	Fiscal 2005
(in millions)
Provision at Federal Statutory tax rate	$(58.6)	$13.7	$37.9	$(1.1)
State and local income taxes, net of federal benefit	(4.1)	(2.8)	(3.6)	(7.0)
Foreign tax rate differential	25.9	(12.7)	(11.7)	(6.5)
Permanent Items	11.0	3.4	5.1	3.6
Contingency Reserve	1.1	—	—	—
Tax valuation allowance	3.5	3.0	2.5	5.0
Foreign tax credit	(0.1)	—	(3.5)	—
Benefit from settlement of foreign tax examination	—	—	—	(9.3)
Other	0.1	(6.6)	8.6	4.5

Effective Income Tax	$(21.2)	$(2.0)	$35.3	$(10.8)

As of June 30, 2007, the Company had $439.5 million of undistributed earnings from non-U.S. subsidiaries that are intended to be permanently reinvested in non-U.S. operations. As these earnings are considered permanently reinvested, no U.S. tax provision has been accrued related to the repatriation of these earnings. It is not feasible to estimate the amount of U.S tax that might be payable on the eventual remittance of such earnings.

Deferred income taxes arise from temporary differences between financial reporting and tax reporting bases of assets and liabilities, and operating loss and tax credit carry forwards for tax purposes. The components of the deferred income tax assets and liabilities are as follows at June 30:

	Successor 2007	Predecessor 2006
(in millions)
Deferred income tax assets:
Receivable basis difference	$—	$1.9
Accrued liabilities	34.7	26.5
Additional minimum pension liability	—	16.9
Equity compensation	0.4	10.6
Loss and tax credit carry forwards	79.0	50.9
Other	2.8	5.7

Total deferred income tax assets	$116.9	$112.5
Valuation allowance for deferred income tax assets	(8.8)	(30.6)

Net deferred income tax assets	108.1	81.9

Deferred income tax liabilities:
Inventory basis differences	$(14.3)	$(14.6)
Property-related	(70.2)	(112.2)
Goodwill and other intangibles	(190.6)	(33.1)
Leasing	—	(0.7)
Other	(1.4)	(5.9)

Total deferred income tax liabilities	$(276.5)	$(166.5)

Net deferred income tax liabilities	$(168.4)	$(84.6)

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

Deferred tax assets and liabilities in the preceding table, after netting by taxing jurisdiction, are in the following captions in the balance sheet at June 30:

	Successor 2007	Predecessor 2006
(in millions)
Current deferred tax asset	$6.3	$22.8
Non-current deferred tax asset	—	11.2
Current deferred tax liability	(3.2)	(8.7)
Non-current deferred tax liability	(171.5)	(109.9)

Net deferred tax liability	$(168.4)	$(84.6)

The Company has presented income tax benefits from net operating losses, capital losses and tax credits as if it were a separate taxpayer in the Predecessor periods. However, in certain instances the related capital loss or foreign tax credit carryforward has already been utilized on a consolidated return basis by its former parent. Expectations as to future taxable income and other limitations on these losses and credits have also been calculated as if the company was a separate taxpayer for the periods ending prior to June 30, 2007.

At June 30, 2007, the Company has federal tax loss carryforwards of $131.9 million, $7.8 million of which are subject to Internal Revenue Code Section 382 limitations. The Company expects to utilize these federal loss carryforward prior to their expiration. The loss carryforwards will fully expire in 2027. In accordance with FAS 123(R), the $33.5 million increase to the current year federal loss generated as a result of the tax deduction for equity is not recognized for financial statement purposes because a cash tax benefit was not realized by the Company. Thus, the Company’s federal loss carryforward reflected in these financial statements is $98.4 million.

At June 30, 2007, the Company has international tax loss carryforwards of $83.2 million. Substantially all of these carryforwards are available for at least three years or have an indefinite carryforward period. The Company has assessed the utilization of these foreign tax loss carryforwards and has recorded a valuation allowance of $6.3 million as of June 30, 2007.

At June 30, 2007, the Company has state tax loss carryforwards of $287.5 million. Approximately $153.2 million of these losses are separate company state tax losses generated in periods prior to the period ending June 30, 2007. In accordance with FAS 123(R), the $26.7 million increase to the current year state loss generated as a result of the tax deduction for equity is not recognized for financial statement purposes because a cash tax benefit was not realized by the Company. Thus, the Company’s state loss carryforward reflected in these financial statements is $260.8 million. Substantially all carryforwards have at least a three year carryforward period. The Company has assessed the utilization of these state tax loss carryforwards and has recorded a valuation allowance of $2.5 million as of June 30, 2007.

As part of the Purchase Agreement, the Company has been indemnified by Cardinal for tax liabilities that may arise in the future that relate to tax periods prior to April 10, 2007 (the “Formation Date”). The indemnification agreement includes, among other taxes, any and all Federal, state and international income based taxes as well as any interest and penalties that may be related thereto.

10. EMPLOYEE RETIREMENT BENEFIT PLANS

The Company sponsors various retirement and pension plans, including defined benefit retirement plans and defined contribution retirement plans. Substantially all of the Company’s domestic non-union employees are

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

eligible to be enrolled in employer-sponsored contributory profit sharing and retirement savings plans, which include features under Section 401(k) of the Internal Revenue Code of 1986, as amended, and provide for company matching and profit sharing contributions. The Company’s contributions to the plans are determined by its Board of Directors subject to certain minimum requirements as specified in the plans. The Company uses a measurement date of June 30 for all its retirement and postretirement benefit plans.

The total expense for employee defined contribution retirement plans was $2.9 million, for the period April 10, 2007 to June 30, 2007 and $10.2 million for the period July 1, 2006 to April 9, 2007 and $15.2 million and $16.2 million for the fiscal years ended June 30, 2006 and 2005, respectively.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This Statement requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status, measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. This Statement requires balance sheet recognition of the funded status for all pension and postretirement benefit plans effective for fiscal years ending after December 15, 2006. This Statement also requires plan assets and benefit obligations to be measured as of a company’s balance sheet date effective for fiscal years ending after December 15, 2008. The Company has adopted this statement and it did not have a material impact on its financial position or results of operations.

Defined Benefit Plans. The Company has several defined benefit retirement plans covering a substantial number of its salaried and hourly employees in the United States and elsewhere around the world. The Company’s domestic defined benefit retirement plans provide defined benefits based on years of service and level of compensation. Foreign subsidiaries provide for retirement benefits in accordance with local customs or law. The Company, at a minimum, funds its retirement plans at amounts required by applicable regulations.

Obligations and Funded Status

The following table provides a reconciliation of the change in projected benefit obligation as of June 30:

	Retirement Benefits		Other Post-Retirement Benefits
	Successor	Predecessor	Successor	Predecessor
	2007	2006	2007	2006
(in millions)
Projected benefit obligation at beginning of year	$225.2	$198.9	$5.3	$7.4
Service cost	1.8	1.7	—	—
Interest cost	12.1	9.8	0.3	0.5
Benefits paid	(6.8)	(6.4)	(0.3)	(0.3)
Participant contributions	0.1	0.1	—	—
Curtailments	—	(0.4)	—	—
Settlements	—	—	—	—
Actuarial loss/(gain)	0.4	19.3	0.5	(2.4)
Net transfer in/out *	5.0	—	—	—
Cumulative translation adjustment	16.1	2.2	0.1	0.1

Projected benefit obligation at end of year	$253.9	$225.2	$5.9	$5.3

*	Additional plans recognized under FAS No. 87

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

The following table provides a reconciliation of the change in fair value of plan assets:

	Retirement Benefits		Other Post-Retirement Benefits
	Successor	Predecessor	Successor	Predecessor
	2007	2006	2007	2006
(in millions)
Fair value of plan assets at beginning of year	$133.8	$110.7	$—	$—
Participant contributions	0.1	0.1	—	—
Employer contributions	3.6	13.4	—	—
Benefits paid	(6.8)	(6.4)	(0.3)	(0.3)
Actual return on plan assets	8.5	15.4	0.3	0.3
Settlements	—	—	—	—
Net transfer in/out *	0.1	—	—	—
Cumulative translation adjustment	8.9	0.6	—	—

Fair value of plan assets at end of year	$148.2	$133.8	$—	$—

*	Additional plans recognized under FAS No. 87

The following table provides a reconciliation of the net amount recognized in the balance sheets:

	Retirement Benefits			Other Post-Retirement Benefits
	Successor		Predecessor	Successor		Predecessor
	2007		2006	2007		2006
(in millions)
Funded status		$(105.6)	$(91.4)		$(5.9)	$(5.3)
Unrecognized net transition asset		—	0.4		—	—
Unrecognized prior service cost		—	0.1		—	—
Unrecognized net actuarial loss/(gain)		—	65.0		—	(3.2)
Other		—	0.3		—	0.1

Net amount recognized		$(105.6)	$(25.6)		$(5.9)	$(8.4)

Amounts Recognized on Balance Sheet
Prepaid benefit cost		0.5	10.6		—	—
Accrued benefit cost		(106.1)	(91.0)		(5.9)	(8.4)
Intangible asset		—	0.4		—	—
Accumulated other comprehensive income		—	54.4		—	—

Net amount recognized		$(105.6)	$(25.6)		$(5.9)	$(8.4)

After adoption of SFAS No. 158:
Amounts Recognized in Accumulated Other Comprehensive Income (AOCI)	$			$
Actuarial Loss/(Gain), net		(2.0)			(0.1)
Prior Service Cost		0			0

Total		$(2.0)			$(0.1)

Estimated amounts to be amortized from AOCI during next fiscal year	$			$
Actuarial Loss/(Gain), net		—			—
Prior Service Cost		—			—

Total		$—			$—

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets are as follows:

	Retirement Benefits		Other Post-Retirement Benefit
	Successor	Predecessor	Successor	Predecessor
	2007	2006	2007	2006
(in millions)
Projected benefit obligation	$219.0	$195.5	$5.9	$5.3
Fair value of plan assets	112.8	99.8	—	—

The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Retirement Benefits		Other Post-Retirement Benefit
	Successor	Predecessor	Successor	Predecessor
	2007	2006	2007	2006
(in millions)
Accumulated benefit obligation	$202.8	$190.5	$—	$—
Fair value of plan assets	107.0	99.8	—	—

Net Periodic Benefit Cost

Components of the Company net periodic benefit costs are as follows:

	Retirement Benefits				Other Post-Retirement Benefits
	Successor		Predecessor		Successor		Predecessor
	April 10, 2007 to June 30, 2007	July 1, 2006 to April 9, 2007	Fiscal 2006	Fiscal 2005	April 10, 2007 to June 30, 2007	July 1, 2006 to April 9, 2007	Fiscal 2006	Fiscal 2005
(in millions)
Components of net periodic benefit cost:
Service cost	$0.4	$1.4	$1.7	$1.3	$—	$—	$—	$—
Interest cost	2.9	9.2	9.8	10.4	0.1	0.2	0.5	0.4
Expected return on plan assets	(2.1)	(7.1)	(7.4)	(6.9)	—	—	—	—
Amortization (1)	—	2.7	2.8	1.7	—	—	—	(0.1)
Other	—	—	(0.3)	—	—	(0.2)	—	—

Net amount recognized	$1.2	$6.2	$6.6	$6.5	$0.1	$—	$0.5	$0.3

(1)	Amount primarily represents the amortization of unrecognized actuarial losses, as well as the amortization of the transition obligation and prior service costs.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

Assumptions

The weighted average assumptions used in determining benefit obligations are as follows:

	Retirement Benefits		Other Post-Retirement Benefit
	Successor	Predecessor	Successor	Predecessor
	2007	2006	2007	2006
Discount rate	5.58%	5.15%	5.86%	5.91%
Rate of increase in compensation levels	2.51%	2.41%	N/A	N/A

The weighted average assumptions used in determining net periodic pension cost are as follows:

	Retirement Benefits				Other Post-Retirement Benefits
	Successor	Predecessor			Successor	Predecessor
	April 10, 2007 to June 30, 2007	July 1, 2006 to April 9, 2007	Fiscal 2006	Fiscal 2005	April 10, 2007 to June 30, 2007	July 1, 2006 to April 9, 2007	Fiscal 2006	Fiscal 2005
Discount rate	5.24%	5.15%	4.96%	5.46%	5.61%	5.92%	5.75%	5.98%
Rate of increase in compensation levels	2.51%	2.50%	2.41%	2.59%	N/A	N/A	N/A	N/A
Expected long-term rate of return	6.26%	6.36%	6.81%	6.36%	N/A	N/A	N/A	N/A

Plan Assets

The Company’s weighted average asset allocations at the measurement date and the target asset allocations by category are as follows:

	2007			2006
	Actual $	Actual %	Target %	Actual $	Actual %	Target %
(in millions)
Asset Category
Equity Securities	$77.0	52%	50%	$67.6	51%	50%
Debt Securities	33.5	23%	26%	32.1	24%	26%
Real Estate	9.7	7%	6%	8.0	6%	6%
Other	28.0	18%	18%	26.1	19%	18%

Total	$148.2	100%	100%	$133.8	100%	100%

The investment policy reflects the long-term nature of the plans’ funding obligations. The assets are invested to provide the opportunity for both income and growth of principal. This objective is pursued as a long-term goal designed to provide required benefits for participants without undue risk. It is expected that this objective can be achieved through a well-diversified asset portfolio. All equity investments are made within the guidelines of quality, marketability and diversification mandated by the Employee Retirement Income Security Act (“ERISA”) (for plans subject to ERISA) and other relevant statutes. Investment managers are directed to maintain equity portfolios at a risk level approximately equivalent to that of the specific benchmark established for that portfolio. Assets invested in fixed income securities and pooled fixed income portfolios are managed actively to pursue opportunities presented by changes in interest rates, credit ratings or maturity premiums.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

Healthcare Cost Trend Rates

The United States healthcare cost trend rates assumed for next year for the other postretirement benefits at June 30 are as follows:

	Other Postretirement Benefits
	2007	2006
Healthcare cost trend rate assumed for next year:
Pre – Medicare	10.00%	9.80%
Post – Medicare	11.00%	10.20%
Rate to which the cost trend is assumed to decline (ultimate trend rate)
Pre – Medicare	5.50%	5.60%
Post – Medicare	5.50%	5.70%
Year that the rate reaches the ultimate trend rate:
Pre – Medicare	2016	2014
Post – Medicare	2018	2012

A one percentage point change in the assumed healthcare cost trend rates would not have a material impact on total service cost, total interest cost or the accumulated post-retirement benefit obligation.

Contributions

The total estimated contributions for the 2008 measurement year for Retirement Benefits and Other Postretirement benefits are $31.0 million and $0.5 million, respectively.

Estimated Future Benefit Payments

Future benefit payments, which reflect expected future service, as appropriate, during the next five fiscal years, and in the aggregate for the five fiscal years thereafter, are:

Fiscal Year Ended June 30,	Retirement Benefits	Other Post-Retirement Benefits
(in millions)
2008	$6.5	$0.5
2009	7.0	0.5
2010	7.5	0.5
2011	8.2	0.5
2012	8.7	0.5
2013 – 2017	49.6	2.6

11. RELATED PARTY TRANSACTIONS AND PARENT COMPANY EQUITY

Advisor Transaction and Management Fees—In connection with the Acquisition, the Successor entered into a transaction and advisory fee agreement with Blackstone and certain other Investors in BHP PTS Holdings L.L.C. (the “Investors”), the investment entity controlled by affiliates of Blackstone that was formed in connection with the Investors investment in Phoenix. Under this agreement, the Company, at the closing of the Acquisition, paid a $39.0 million transaction fee together with a payment of $0.4 million for related

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

reimbursement of expenses (the “Transaction fee”), in consideration of Blackstone providing certain strategic and structuring, advice and assistance. The Transaction fee and related expenses were considered costs of the Acquisition, and thus, were allocated to goodwill.

In addition, the Company pays an annual sponsor advisory fee to Blackstone and the Investors for certain monitoring, advisory and consulting services to the Company. During the period April 10, 2007 to June 30, 2007, this management fee was approximately $2.2 million. This fee was expensed in selling, general and administrative expenses.

Cardinal Related Party—The Purchase Agreement provides for Cardinal to retain certain liabilities associated with the Predecessor, including, among others, those liabilities arising out of obligations for equity based compensation awards in existence prior to the completion of the Acquisition, events occurring prior to closing that are otherwise covered under certain Cardinal product liability, workers compensation and general commercial liability insurance policies, taxes imposed on the Company for any taxable period ending before the closing and with respect to the taxable period beginning before and ending after the closing and obligations under certain retirement and postretirement benefit plans.

In addition, the Successor has entered into a transition services agreement with Cardinal in order to maintain certain critical general and administrative functions immediately after the Acquisition and continuing for various periods of time, none of which extend beyond September 2008, including certain human resources, IT support, tax and other services. During the period April 10, 2007 to June 30, 2007, the Company was charged $5.6 million for these services. The expenses associated with the transition services agreement are included in selling, general and administrative expenses in the statement of operations.

As a result of the Acquisition, the Company will incur costs to separate certain shared service functions and systems from Cardinal. These costs are recorded as other special items as incurred in the statements of operations. As part of the Purchase Agreement, Cardinal will reimburse $12.0 million of these separation expenses. For the period April 10, 2007 to June 30, 2007, the Company charged to expense $7.0 million and capitalized within property, plant and equipment $1.1 million in separation costs primarily related to professional fees and services. Through June 30, 2007, Cardinal reimbursed $4.9 million of the $8.1 million.

At June 30, 2007, the Company has recorded a receivable due from Cardinal of $13.7 million, primarily related to the remaining separation costs to be reimbursed of $7.1 million and $4.8 million of tax liabilities related to periods prior to Acquisition that are the responsibility of Cardinal.

Cardinal provided various services to the Predecessor, including but not limited to cash management, tax and legal services, internal audit, facilities management, security, payroll and employee benefit administration, insurance administration, and telecommunication services. Cardinal allocated these expenses and all other central operating costs (“Cardinal Allocation”), first on the basis of direct usage when identifiable, with the remainder allocated among Cardinal’s businesses on the basis of their respective revenues, headcount or other measure. In the opinion of management, these methods of allocating costs were reasonable.

In addition, during fiscal 2006, Cardinal centralized its domestic information technology (“IT”) support services. Prior to fiscal 2005, Cardinal managed centrally only the infrastructure related to IT services such as global email and Wide Area Networks.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

The Cardinal Allocation and the IT shared service fee allocated to the Predecessor are included in selling, general and administrative expenses in the statements of operations. Total expenses allocated to the Predecessor are as follows:

		Predecessor
		July 1, 2006 to April 9, 2007	Fiscal
			2006	2005
(in millions)
Cardinal Allocation	Administrative support services	$53.1	$55.1	$47.3
IT shared service fee	IT support services	—	30.3	9.1

		$53.1	$85.4	$56.4

In addition, the Company’s businesses provide manufacturing services to the other Cardinal segments. Under the Successor, sales to and purchases from other Cardinal segments are recorded as trade receivables and accounts payable, respectively, within the Company’s consolidated balance sheet. The total sales to other Cardinal segments for the period July 1, 2006 to April 9, 2007 and for the fiscal years ended June 30, 2006 and 2005 were $8.5 million, $11.3 million and $15.9 million, respectively. Also, the Company purchased certain supplies from the other Cardinal segments. The total purchases by the Company from other Cardinal segments for the period July 1, 2006 to April 9, 2007 and for the fiscal years ended June 30, 2006 and 2005 were $1.7 million, $7.9 million and $4.7 million, respectively.

Cardinal charged interest expense to the Predecessor for the use of cash based upon the Predecessor’s total capital. The interest rate charged was based upon Cardinal’s external borrowing rate. In addition, the Predecessor had loans payable to affiliates that are included in the Cardinal net investment.

Other Related-Party Transactions

Certain Oral Technology facilities purchase gelatin materials and an Oral Technology’s German subsidiary leases plant facilities, purchases other services and receives loans from time-to-time from a German company that is also the minority partner of the Oral Technology’s German subsidiary. Gelatin purchases, amounted to $9.3 million, $14.0 million, $21.7 million and $21.9 million for the periods April 10, 2007 to June 30, 2007, July 1, 2006 to April 9, 2007 and for the fiscal years ended June 30, 2006 and 2005, respectively. Rental payments amounted to $2.0 million, $4.5 million, $5.5 million and $6.0 million and purchased services amounted to $1.3 million, $4.0 million, $5.0 million and $4.9 million for those same periods, respectively.

12. EQUITY

Description of Capital Stock

The Company is authorized to issue 1,000 shares of capital stock all of which are Common Stock, with a par value of $0.01 per share. In accordance with the Certificate of Incorporation of the Company, each share of Common Stock shall have one vote, and the Common Stock shall vote together as a single class. As of June 30, 2007, 100% of the outstanding shares of the capital stock of the Company have been issued to, and are held by, PTS Intermediate Holdings, LLC. In accordance with the By-Laws of the Company, the Board of Directors may declare dividends upon the stock of the Company as and when the Board deems appropriate.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

Accumulated other comprehensive income/(loss)

Accumulated other comprehensive income/(loss) consist of:

	Currency Translation Adjustments	Unrealized Gains/(Losses) on Derivatives	Pension Liability Adjustments	Other Comprehensive Earnings/(Loss)
(in millions)
Predecessor
Balance at June 30, 2004	$(1.8)	$0.2	$(31.5)	$(33.1)
Activity, net of tax	0.5	(1.2)	(4.4)	(5.1)

Balance at June 30, 2005	(1.3)	(1.0)	(35.9)	(38.2)
Activity, net of tax	16.3	1.6	(1.5)	16.4

Balance at June 30, 2006	15.0	0.6	(37.4)	(21.8)
Activity, net of tax	53.7	0.3	—	54.0

Balance at April 9, 2007	$68.7	$0.9	$(37.4)	$32.2

Successor
Balance at April 10, 2007	$—	$—	$—	$—
Activity, net of tax	9.2	—	1.8	11.0

Balance at June 30, 2007	$9.2	$—	$1.8	$11.0

13. EQUITY-BASED COMPENSATION

The Company has an equity-based compensation plan outstanding as of June 30, 2007. In addition, the Predecessor was a party to the Cardinal equity-based compensation plan prior to the Acquisition. These plans are described below. The following table summarizes the impact of the equity-based compensation recorded in the Company’s statement of operations as follows:

	Successor	Predecessor
	April 10, 2007 to June 30, 2007	July 1, 2006 to April 9, 2007	Fiscal 2006
(in millions)
Stock compensation expense in selling, general and administrative	$1.0	$35.1	$29.5
Income tax benefit on stock compensation expense	0.4	11.6	12.6

Successor Plan—Summary of Plan

The Board of Directors of the Parent approved a stock option plan (“2007 Plan”) for the purpose of retaining certain key employees and directors of its subsidiaries. Under this program, key employees and directors of the Company (“Participants”) were granted stock option awards in Parent.

The total number of shares that may be issued under the 2007 Plan is 76,000 of the Parent available shares subject to adjustment in certain events, including equity restructurings. The exercise price of stock option awards granted under the 2007 Plan will not be less than 100% of the fair market value of the underlying shares on the date of grant, as determined under the 2007 Plan. In addition, the Company also adopted a form of non-statutory stock option agreement (the “Form Option Agreement”) for awards under the 2007 Plan. Under the Form Option

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

Agreement, certain stock option awards will vest over a five-year period of time contingent solely upon the Participants’ continued employment with the Company. Other stock option awards will vest over a specified performance period from the grant date upon the achievement of pre-determined operating performance targets over time, while others are market-based awards and vest based upon The Blackstone Group’s realization of certain internal rates of return goals and the occurrence of a liquidity event subject to certain other performance criteria. The Form Option Agreement includes certain forfeiture provisions upon a Participant’s separation from service with the Company. As of June 30, 2007, 64,500 options have been granted to employees and directors of the Company.

Summary of Assumptions and Activity

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model for service and performance based awards, and an adaptation of the Black-Scholes-Merton option valuation model, which takes into consideration the internal rate of return thresholds for market based awards. This model adaptation is essentially equivalent to the use of a path-dependant lattice model. In estimating fair value, expected volatility used by the Company in 2007 is based on the historical volatility of closing share price of a comparable peer group and other factors. The expected life assumptions for the awards were based upon the guidance provided by the Securities and Exchange Commission in Staff Accounting Bulletin No. 107. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	Time and Performance Based Awards	Market Based Awards
Expected volatility	30.35%	30.35% - 34.71%
Expected dividends	0%	0%
Expected term (in years)	6.5	6.5 - 7.5
Risk-free rate	4.58% - 5.10%	4.58% - 4.62%

The activity of the Company’s equity based compensation program is presented below:

	Time Based Awards		Performance Based Awards		Market Based Awards
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
(in dollars)
Balance at April 10, 2007	—	—	—	—	—	—
Granted at fair value	21,665	$1,000.00	21,415	$1,000.00	21,420	$1,000.00
Exercised	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—

Balance at June 30, 2007	21,665		21,415		21,420

Weighted average remaining contractual term		9.8 years		9.8 years		9.8 years
Weighted average grant date fair value		$409.36		$409.21		$92.14

The total estimated fair value of the all awards granted is $16.6 million. As of June 30, 2007, none of the options have vested. The Company recorded non-cash compensation expense of approximately $1.0 million

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

selling, general and administrative expenses in the statement of operations for the period from April 10, 2007 to June 30, 2007 associated with the time based and performance based awards. There was unrecognized compensation of $13.7 million related to time and performance based awards , which are expected to be recognized over a weighted average remaining period of 1.95 years. The Company did not record any compensation expense for the market-based awards, as it was determined that it is not probable that these awards will vest due to the contingent performance criteria. Unrecognized compensation of $1.9 million for the market condition awards will be recognized once the contingent performance criteria are met.

Predecessor Plan—Cardinal Stock-Based Compensation Plans

Employees of the Predecessor were eligible to participate in certain of Cardinal’s stock-based compensation plans, receive stock options, restricted shares and/or restricted share units as well as participate in Cardinal’s employee stock purchase plan. The following information relates to all of Cardinal’s stock-based compensation plans and reflects all assumptions used by Cardinal in its allocation of expenses to the Predecessor.

Cardinal maintains several stock incentive plans (collectively, the “Predecessor Plans”) for the benefit of certain of its officers, directors and employees. Prior to fiscal 2006, employee options granted under the Predecessor Plans typically vested in full on the third anniversary of the grant date and were exercisable for periods up to ten years from the date of grant at a price equal to the fair market value of the Cardinal common stock at the date of the grant. Employee options granted under the Predecessor Plans during the period July 1, 2006 to April 9, 2007 and fiscal 2006 generally vest in equal annual installments over four years and are exercisable for periods up to seven years from the date of grant at a price equal to the fair market value of Cardinal common stock underlying the option at the date of grant.

During the first quarter of fiscal 2006, Cardinal adopted SFAS No. 123(R), “Share-Based Payment,” applying the modified prospective method. This Statement requires all equity-based payments to employees, including grants of employee options, to be recognized in the statement of operations based on the grant date fair value of the award. Under the modified prospective method, Cardinal is required to record equity-based compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards outstanding as of the date of adoption. The fair values of options granted after Cardinal adopted this Statement were determined using a lattice valuation model and all options granted prior to adoption of this Statement were valued using a Black-Scholes model. Cardinal believes the lattice model provides for better estimates as it has the ability to take into account employee exercise patterns based on changes in Cardinal’s stock price and other variables and it provides for a range of input assumptions. The impact of adopting SFAS No. 123(R) as it relates to employee stock options and Cardinal’s employee stock purchase plan allocated to the Predecessor was approximately $16.9 million on net earnings.

In anticipation of the adoption of SFAS No. 123(R), Cardinal did not modify the terms of any previously granted options. Cardinal made significant changes to its equity compensation program with its annual equity grant in the first quarter of fiscal 2006, including reducing the overall number of employee options granted and utilizing a mix of restricted share and option awards. Cardinal also moved from three-year cliff vesting to installment vesting over four years for annual employee option awards and shortened the option term from ten to seven years.

The fair value of restricted shares and restricted share units is determined by the number of shares granted and the grant date market price of Cardinal’s common stock. The compensation expense recognized for all equity-based awards associated with the Predecessor employees is net of estimated forfeitures and is recognized using the straight-line method over the awards’ service period. In accordance with SAB No. 107, the Predecessor

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

classified equity-based compensation within selling, general and administrative expenses to correspond with the same line item as the majority of the cash compensation paid to employees. The Predecessor does not allocate the equity-based compensation to its reportable segments.

As a result of the Acquisition, the Predecessor employee’s unvested options as of April 9, 2007 were automatically vested on a pro rata basis due to change in control, with the exception of the options granted during the period July 1, 2006 to April 9, 2007, which vested August 2007 on a pro rata basis. As a result of this acceleration and modification, the Predecessor recognized an additional $16.4 million of compensation expense during the period July 1, 2006 to April 9, 2007. In addition, the Predecessor employees have ninety days after the Acquisition to exercise their vested stock options under the Predecessor Plan.

The following summarizes all stock option transactions for Predecessor under the Plans from July 1, 2005 to April 9, 2007:

	Predecessor
	Options Outstanding	Weighted Average Exercise Price per share
(in millions, except per share amounts)
Balance at June 30, 2005	5.7	$56.01
Granted	0.6	59.22
Exercised	(0.4)	54.05
Canceled	(0.6)	57.55

Balance at June 30, 2006	5.3	$56.36
Granted	0.6	66.38
Exercised	(1.4)	58.61
Canceled/forfeited	(1.0)	55.97

Balance at April 9, 2007	3.5	$57.27

	Successor
	Options Outstanding	Weighted Average Exercise Price per share
(in millions, except per share amounts)
Balance at April 9, 2007	3.5	$57.27
Exercised	(1.9)	55.81
Canceled	(0.6)	58.29

Balance at June 30, 2007	1.0	$59.14

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

Additional information concerning the Predecessor stock options outstanding under the Predecessor Plans as of June 30, 2007 is presented below:

	Outstanding			Exercisable
Range of exercise prices per Cardinal Share	Options (in millions)	Weighted average remaining contractual life in years	Weighted average exercise price per Cardinal Share	Options (in millions)	Weighted average exercise price per Cardinal Share
$ 0.01 - $44.14	0.1	0.6	$31.52	0.1	$31.52
$44.15 - $59.19	0.3	1.0	$48.07	0.2	$48.33
$59.20 - $64.11	0.2	0.7	$61.49	0.1	$61.38
$64.12 - $67.90	0.3	0.9	$66.82	0.2	$67.24
$67.91- $80.86	0.1	1.3	$68.49	0.1	$68.45

$ 0.01 - $80.86	1.0	0.9	$59.14	0.7	$58.61

The aggregate intrinsic value of options exercised during the period April 10, 2007 to June 30, 2007 was approximately $33.1 million and options outstanding and exercisable at June 30, 2007 is approximately $33.1 million, $11.0 million and $8.5 million, respectively. The aggregate intrinsic value of options exercised during the period July 1, 2006 to April 9, 2007 is $17.9 million. The aggregate intrinsic value of options exercised during fiscal 2006 was approximately $7.0 million and options outstanding and exercisable at June 30, 2006, was approximately $45.8 million and $10.8 million, respectively. The weighted average fair value of options granted during the period July 1, 2006 to April 9, 2007 and fiscal 2006 and 2005 is $21.30, $18.08 and $17.11, respectively.

The fair values of the options granted to the Predecessor’s employees during the period July 1, 2006 to April 9, 2007 and fiscal 2006 were estimated on the date of grant using a lattice valuation model. The lattice valuation model incorporates ranges of assumptions that are disclosed in the table below. The risk-free rate is based on the United States Treasury yield curve at the time of the grant. Cardinal analyzed historical data to estimate option exercise behaviors and employee terminations to be used within the lattice model. Cardinal calculated separate option valuations for three separate groups of employees with similar historical exercise behaviors. The expected life of the options granted was calculated from the option valuation model and represents the length of time in years that the options granted are expected to be outstanding. The range of expected lives in the table below results from the separate groups of employees identified by Cardinal based on their option exercise behaviors. Expected volatilities are based on implied volatility from traded options on Cardinal shares and historical volatility over a period of time commensurate with the contractual term of the option grant (seven years).

The following table provides the range of assumptions used for options valued during the period July 1, 2006 to April 9, 2007 and fiscal 2006:

Predecessor
	For the period July 1, 2006 to April 9, 2007	Fiscal 2006
Risk-free interest rate	4.5% - 5.1%	3.3% - 5.1%
Expected life in years	5.7 - 7.0	5.6 - 7.0
Expected volatility	27%	20.9% - 27.0%
Dividend yield	0.50% - 0.69%	0.32% - 0.55%

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

The fair values of the options granted to Predecessor during fiscal year 2005 were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for grants in the respective periods:

Predecessor
Fiscal 2005
Risk-free interest rate	3.5%
Expected life in years	5
Expected volatility	38%
Dividend yield	0.27%

The Predecessor’s portion of Cardinal’s restricted shares and share units is charged to expense over the awards’ service period, generally over three years. As of April 9, 2007, all compensation expense associated with these shares and units were expensed in the statement of operations.

The Predecessor’s employees were eligible to participate in Cardinal’s employee stock purchase plans under which the sale of 12.0 million of Cardinal shares has been authorized. Employees who had been employed by Cardinal for at least 30 days may be eligible to contribute from 1% to 15% of eligible compensation. The purchase price is determined by the lower of 85% of the closing market price on the first day of the offering period or 85% of the closing market price on the last day of the offering period. During any given calendar year, there are two offering periods: January 1–June 30; and July 1–December 31.

Fair Value Disclosures—Prior to adopting SFAS No. 123(R)

Prior to July 1, 2005, Cardinal accounted for options granted under the plans in accordance with the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations.

Effective July 1, 2005 (the first quarter of fiscal 2006), Cardinal adopted SFAS No. 123(R), “Share-Based Payment”, applying the modified prospective method. This Statement requires all equity-based payments to employees, including grants of options, to be recognized in the statement of operations based on the grant date fair value of the awards.

Except for costs related to restricted shares, restricted share units, stock appreciation rights and an insignificant number of amended options requiring a new measurement date, no compensation expense was recognized in net earnings, as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net earnings as if the Predecessor had adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”:

Predecessor
Fiscal Year Ended June 30, 2005
(in millions)
Net earnings, as reported	$13.9
Stock-based employee compensation expense, included in net earnings, net of related tax effects	1.0
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(18.8)

Pro forma net (loss)	$(3.9)

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

14. OFF-BALANCE SHEET ARRANGEMENTS

As of June 30, 2007, the Company does not have any off-balance sheet arrangements. Through January 2007, Cardinal periodically entered into certain off-balance sheet arrangements on behalf of the Predecessor, primarily operating leases, in order to maximize diversification of funding and return on assets.

Operating Leases

Cardinal had entered into operating lease agreements with several third party banks for the construction of various facilities and equipment. The initial terms of the lease agreements had varied maturity dates ranging from September 2008 through June 2013. In the event of termination, Cardinal was required (at its election) to either purchase the facility or vacate the property and make reimbursement for a portion of any unrecovered property cost. The maximum portion of unrecovered property costs that Cardinal could be required to reimburse does not exceed the amount expended to acquire and/or construct the facilities. The required lease payments related to the buildings equal the interest expense for the period on the amounts drawn based primarily upon LIBOR and are subject to interest rate fluctuations.

In January 2007, Cardinal purchased on behalf of the Predecessor the remaining buildings and equipment previously under the operating lease for $44.2 million. Based upon current market information obtained from a third-party valuation expert and other market data, the purchase price did not exceed the fair market value of the related properties and equipment. The Predecessor’s lease payments related to these lease agreements during the period July 1, 2006 to April 9, 2007 were $1.5 million.

During fiscal 2006 and 2005, Cardinal purchased on behalf of the Predecessor certain buildings and equipment of approximately $7.0 million and $80.8 million, respectively, that were previously accounted for as operating lease agreements. Based upon current market information obtained from a third-party valuation expert, the payment obligation for fiscal 2005 exceeded the fair market value of the related properties and equipment. Therefore, the Predecessor recorded impairment charges during fiscal 2005 of $3.7 million. See Note 16 below for additional information regarding these impairment charges.

15. COMMITMENTS AND CONTINGENT LIABILITIES

The future minimum rental payments for operating leases having initial or remaining non-cancelable lease terms in excess of one year at June 30, 2007 are:

(in millions)	2008	2009	2010	2011	2012	Thereafter	Total
Minimum rental payments	$17.8	$17.2	$12.2	$6.9	$5.8	$14.1	$74.0

Rental expense relating to operating leases was approximately $2.6 million, $10.2 million, $17.0 million and $18.5 million for the periods April 10, 2007 to June 30, 2007, July 1, 2006 to April 9, 2007 and for the fiscal years ended June 30, 2006 and 2005, respectively. Sublease rental income was not material for any period presented herein.

Other Matters

The Company, along with several pharmaceutical companies, is involved in seven product liability lawsuits relating to Amnesteem (isotretinoin), a product manufactured by us. While it is not possible to determine with any degree of certainty the ultimate outcome of these legal proceedings including determination of liability, the Company believes that it has meritorious defenses with respect to the claims asserted against it and intends to vigorously defend its position.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

The Company also becomes involved from time-to-time in disputes or litigation incidental to its business, including without limitation, inclusion of certain of its subsidiaries as a potentially responsible party for environmental clean-up costs and disputes involving the loss of a customer’s active pharmaceutical ingredient incidental to the Company’s manufacturing services. The Company intends to vigorously defend itself against such disputes and litigation and does not currently believe that the outcome of any such disputes or litigation will have a material adverse effect on the Company’s financial statements.

16. IMPAIRMENT CHARGES AND OTHER

The Company classifies certain asset impairments related to restructurings in special items, which are included in operating earnings within the statements of operations. Asset impairments and gains and losses from the sale of assets not eligible to be classified as special items or discontinued operations are classified within “impairment charges and other” within the statements of operations. These asset impairment charges were included within the Unallocated line in the segment results in Note 17.

During the periods April 10, 2007 to June 30, 2007, July 1, 2006 to April 9, 2007 and for the fiscal years ended June 30, 2006 and 2005, the Company recorded charges/(gains) of $(0.2) million, $(1.3) million, $8.8 million and $74.3 million, respectively.

Successor Period

During the period April 10, 2007 to June 30, 2007, the Company did not record any significant asset impairment and (gain)/loss on sale of assets.

Predecessor Periods

During the period July 1, 2006 to April 9, 2007, the Company incurred the following significant asset impairment and (gain)/loss on sale of assets:

•	A loss of $1.0 million associated with the sale of one of the Oral Technologies segment facilities. See Note 3 to the Company’s financial statements.

•	A gain of $5.0 million on sale of business within the Oral Technologies segment. See Note 3 to the Company’s financial statements.

•

An asset impairment of $1.8 million based upon a discounted cash flow analysis performed in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” based upon change in management’s expected use of the assets related to the Sterile Technologies segment.

During fiscal 2006, The Company incurred the following significant asset impairment charges:

•

The Packaging Services segment recorded an impairment of $3.9 million. These impairments related primarily to recognizing reductions in the value of assets based on discounted cash flow analyses performed in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” based upon change in management’s expected use of the assets.

•

An additional charge of $3.2 million was recorded based upon final settlement of a purchase agreement associated with a sale of a non-Strategic business within the Oral Technologies segment during fiscal 2004.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

During fiscal 2005, the Company incurred the following significant asset impairment charges:

•

The Oral Technologies segment recorded asset impairments of $62.1 million related primarily to recognizing reductions in the value of assets based on discounted cash flow analyses performed in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” as a result of strategic business decisions made during the second quarter of fiscal 2005.

•

Impairments of approximately $3.7 million related to lease agreements for certain real estate and equipment used in the operations of the Company (see Note 13 and 14 above for additional information regarding these lease agreements).

17. SEGMENT INFORMATION

The Company conducts its business, which were reorganized at the end of June 2007, within the following three segments: Oral Technologies, Sterile Technologies, and Packaging Services (See Note 1 for description of segments and the reorganization of the segments). The Company evaluates the performance of its segments based on segment net earnings before interest income/expense, provision (benefit) for income taxes and depreciation and amortization (“EBITDA”). The Company’s presentation of EBITDA may not be comparable to similarly-titled measures used by other companies.

The following tables include net revenue and EBITDA during the periods April 10, 2007 to June 30, 2007, July 1, 2006 to April 9, 2007 and for the fiscal years ended June 30, 2006 and 2005.

	Successor	Predecessor
	April 10, 2007 to June 30, 2007	July 1, 2006 to April 9, 2007	Fiscal Year 2006	Fiscal Year 2005
(in millions)
Oral Technologies
Net revenue	$239.1	$704.2	$911.1	$852.9
Segment EBITDA	$45.7	$173.0	$205.8	$200.8

Sterile Technologies
Net revenue	64.3	184.8	265.1	220.3
Segment EBITDA	5.2	(1.7)	39.2	11.8

Packaging Services
Net revenue	129.1	422.6	482.6	473.4
Segment EBITDA	18.8	63.1	80.4	99.3

Unallocated Costs (1)	(156.6)	(112.5)	(125.0)	(198.1)
Inter-segment revenue elimination	(9.0)	(31.4)	(46.6)	(29.3)

Combined Total
Net revenue	$423.5	$1,280.2	$1,612.2	$1,517.3
EBITDA from continuing operations	$(86.9)	$121.9	$200.4	$113.8

(1)	Unallocated Costs include special items, equity-based compensation, impairment charges, certain other Corporate directed costs, and other costs that are not allocated to the segments as follows:

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

	Successor	Predecessor
	April 10, 2007 to June 30, 2007	July 1, 2006 to April 9, 2007	Fiscal Year ended June 30, 2006	Fiscal Year ended June 30, 2005
(in millions)
Impairment charges and gain/loss on sale of asset	$0.2	$1.3	$(8.8)	$(74.3)
Equity compensation	(1.0)	(35.1)	(29.5)	(1.0)
Restructuring and other special items	(25.5)	(22.0)	(11.8)	(74.7)
In-process research and development	(112.4)	—	—	—
Sponsor advisory fee	(2.2)	—	—	—
Minority interest, net	(0.7)	(3.9)	(2.0)	13.0
Other, net	(0.7)	(0.8)	(1.7)	(0.9)
Cardinal allocation	—	(53.1)	(55.1)	(47.3)
Non-allocated corporate costs, net	(14.3)	1.1	(16.1)	(12.9)

Total EBITDA	$(156.6)	$(112.5)	$(125.0)	$(198.1)

Provided below is a reconciliation of EBITDA to earnings/(loss) from continuing operations:

	Successor	Predecessor
	April 10, 2007 to June 30, 2007	July 1, 2006 to April 9, 2007	Fiscal Year ended June 30, 2006	Fiscal Year ended June 30, 2005
(in millions)
EBITDA	$(86.9)	$121.9	$200.4	$113.8
Depreciation and amortization	(37.2)	(77.6)	(87.2)	(86.9)
Interest expense, net	(44.1)	(8.9)	(6.8)	(17.1)
Benefit/(provision) for income taxes	21.2	2.0	(35.3)	10.8

Earnings/(loss) from continuing operations	$(147.0)	$37.4	$71.1	$20.6

The following tables include depreciation and amortization expense and capital expenditures for the periods April 10, 2007 to June 30, 2007, July 1, 2006 to April 9, 2007 and for the fiscal years ended June 30, 2006 and 2005 for each segment, as well as reconciling items necessary to total the amounts reported in the financial statements:

Depreciation and Amortization Expense
	Successor	Predecessor
	April 10, 2007 to June 30, 2007	July 1, 2006 to April 9, 2007	Fiscal 2006	Fiscal 2005
(in millions)
Oral Technologies	$20.3	$38.3	$45.0	$39.0
Sterile Technologies	7.2	14.7	14.0	13.1
Packaging Services	7.9	20.4	25.0	26.1
Corporate	1.8	4.2	3.2	8.7

Total depreciation and amortization expense	$37.2	$77.6	$87.2	$86.9

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

Capital Expenditures

	Successor	Predecessor
	April 10, 2007 to June 30, 2007	July 1, 2006 to April 9, 2007	Fiscal 2006	Fiscal 2005
(in millions)
Oral Technologies	$6.8	$28.7	$53.2	$116.7
Sterile Technologies	4.7	50.2	21.6	59.8
Packaging Services	2.3	24.0	26.6	37.6
Corporate	5.0	1.7	0.6	8.0

Total capital expenditures	$18.8	$104.6	$102.0	$222.1

The following table includes total assets at June 30, 2007 and 2007 for each segment as well as reconciling items necessary to total the amounts reported in the financial statements:

Assets

	Successor (Consolidated)	Predecessor (Combined)
	2007	2006
(in millions)
Oral Technologies	$2,173.7	$1,447.0
Sterile Technologies	918.3	313.9
Packaging Services	861.1	543.8
Corporate and eliminations	(173.1)	136.9
Assets held for sale	82.3	124.5

Total assets	$3,862.3	$2,566.1

The following table presents revenue and long-lived assets by geographic area:

	Net Revenue				Long-Lived Assets
	Successor	Predecessor			Successor	Predecessor
	April 10, 2007 to June 30, 2007	July 1, 2006 to April 9, 2007	Fiscal 2006	Fiscal 2005	As of June 30, 2007	As of June 30, 2006
(in millions)
United States	$170.2	$526.6	$760.7	$676.5	$533.7	$530.3
Europe	211.3	638.3	718.2	697.7	435.0	381.4
International other	45.8	129.3	162.8	177.9	87.4	89.7
Eliminations	(3.8)	(14.0)	(29.5)	(34.8)	—	—

Total	$423.5	$1,280.2	$1,612.2	$1,517.3	$1,056.1	$1,001.4

Long-lived assets include property and equipment, net of accumulated depreciation.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

18. SUPPLEMENTAL BALANCE SHEET INFORMATION

Supplementary balance sheet information at June 30, 2007 and June 30, 2006 are detailed in the following tables, and reflect the impact of the evaluation of the fair values of the real and personal property, inventory and certain identifiable intangible assets in connection with the purchase price allocation related to the Acquisition, as follows:

Inventories

Work-in-process and finished goods inventories include raw materials, labor and overhead. Inventories consisted of the following at June 30:

	Successor	Predecessor
	2007	2006
(in millions)
Raw materials and supplies	$116.9	$117.4
Work-in-process	34.3	30.3
Finished goods	70.3	69.0

Total inventory, gross	221.5	216.7
Inventory reserves	(2.6)	(13.7)

Total inventory, net	$218.9	$203.0

Prepaid and other assets

Prepaid and other assets consist of the following at June 30:

	Successor	Predecessor
	2007	2006
(in millions)
Prepaid expenses	$21.6	$15.2
Spare parts supplies	13.5	10.1
Deferred taxes	6.3	22.8
Other current assets	31.7	31.3

Total prepaid and other assets	$73.1	$79.4

Property and equipment

Property and equipment consist of the following at June 30:

	Successor	Predecessor
	2007	2006
(in millions)
Land, buildings and improvements	$431.5	$576.0
Machinery and equipment	566.1	926.8
Furniture and fixtures	11.1	27.0
Construction in progress	76.0	141.2

Property and equipment, at cost	1,084.7	1,671.0
Accumulated depreciation	(28.6)	(669.6)

Property and equipment, net	$1,056.1	$1,001.4

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Consolidated and Combined Financial Statements — Continued

(in millions, except shares)

Other assets

Other assets consist of the following at June 30:

	Successor	Predecessor
	2007	2006
(in millions)
Deferred long term debt financing costs	$54.7	$—
Deferred taxes	—	11.2
Other	7.3	15.8

Total other assets	$62.0	$27.0

Other accrued liabilities

Other accrued liabilities consist of the following at June 30:

	Successor	Predecessor
	2007	2006
(in millions)
Accrued employee-related expenses	$68.8	$63.8
Restructuring accrual (see Note 6)	8.2	6.1
Deferred income taxes	3.2	8.7
Accrued interest	19.4	—
Due to Cardinal, Inc. and affiliates	5.8	—
Other accrued liabilities and expenses	69.1	53.5

Total other accrued liabilities	$174.5	$132.1

19. GUARANTOR AND NON GUARANTOR FINANCIAL STATEMENTS

All obligations under the senior secured credit agreement, the Senior Toggle Notes and the Senior Subordinated Notes are unconditionally guaranteed by each of the Company’s existing U.S. wholly owned subsidiaries, other than the Company’s Puerto Rico subsidiaries, subject to certain exceptions. See Note 7 for additional discussion.

The following condensed financial information presents the Company’s Consolidating Balance Sheet as of June 30, 2007 and the Consolidating Statement of Operations and Statement of Cash Flows for the period April 10, 2007 through June 30, 2007 and the Predecessor’s Combining Balance Sheet as of June 30, 2006 and the Combining Statements of Operations and Cash Flows for the periods July 1, 2006 through April 9, 2007, and the years ended June 30, 2006 and 2005 for: (a) Catalent Pharma Solutions, Inc. (“Issuer and/or Parent”); (b) the guarantor subsidiaries; (c) the non guarantor subsidiaries and (d) elimination and adjustment entries necessary to combine the Issuer/Parent with the guarantor and non guarantor subsidiaries on a Consolidated and Combined basis, respectively.

Catalent Pharma Solutions, Inc. and Subsidiaries

Consolidating Statements of Operations

For the period April 10, 2007 to June 30, 2007

(Successor)

(in millions)

	Issuer	Guarantor Subsidiaries	Non Guarantors Subsidiaries	Eliminations	Successor Consolidated
	(in millions)
Net revenue	$—	$170.1	$257.2	$(3.8)	$423.5
Cost of products sold	—	129.5	207.3	(3.8)	333.0

Gross margin	—	40.6	49.9	—	90.5
Selling, general and administrative expenses	—	42.2	33.3	—	75.5
Impairment charges and (gain)/loss on sale of asset	—	(0.2)	—	—	(0.2)
In-process research and development (IPR&D)	—	31.3	81.1	—	112.4
Restructuring and other special items	—	21.0	4.5	—	25.5

Operating loss	—	(53.7)	(69.0)	—	(122.7)
Interest expense, net	43.1	0.7	0.3	—	44.1
Other, net	107.2	0.2	2.8	(109.5)	0.7

Earnings/(loss) from continuing operations before income taxes and minority interest	(150.3)	(54.6)	(72.1)	109.5	(167.5)
Income tax (benefit)/expense	—	(22.4)	1.2	—	(21.2)
Minority interest, net of tax expense/(benefit) of $(0.5)	—	—	0.7	—	0.7

(Loss)/earnings from continuing operations	(150.3)	(32.2)	(74.0)	109.5	(147.0)
Loss from discontinued operations, net of tax provision/(benefit) of $(1.8)	—	(3.4)	0.1	—	(3.3)

Net (loss)/earnings	$(150.3)	$(35.6)	$(73.9)	$109.5	$(150.3)

Catalent Pharma Solutions, Inc. and Subsidiaries

Combining Statements of Operations

For the period July 1, 2006 to April 9, 2007

(Predecessor)

(in millions)

	Parent	Guarantor Subsidiaries	Non Guarantors Subsidiaries	Eliminations	Predecessor Combined
Net revenue	$—	$526.6	$767.6	$(14.0)	$1,280.2
Cost of products sold	—	394.1	595.1	(14.0)	975.2

Gross margin	—	132.5	172.5	—	305.0
Selling, general and administrative expenses	—	158.1	77.2	—	235.3
Impairment charges and (gain)/loss on sale of asset	—	(3.7)	2.4	—	(1.3)
In-process research and development (IPR&D)	—	—	—	—	—
Restructuring and other special items	—	17.9	4.1	—	22.0

Operating (loss)/earnings	—	(39.8)	88.8	—	49.0
Interest expense, net	(1.7)	1.5	9.1	—	8.9
Other, net	(23.2)	0.8	(1.7)	24.9	0.8

Earnings/(loss) from continuing operations before income taxes and minority interest	24.9	(42.1)	81.4	(24.9)	39.3
Income tax (benefit)/expense	—	(20.6)	18.6	—	(2.0)
Minority interest, net of tax expense/(benefit) of $(3.2)	—	—	3.9	—	3.9

(Loss)/earnings from continuing operations	24.9	(21.5)	58.9	(24.9)	37.4
Earnings/(loss) from discontinued operations, net of tax provision/(benefit) of $(6.6)	—	(8.8)	(3.7)	—	(12.5)

Net (loss)/earnings	$24.9	$(30.3)	$55.2	$(24.9)	$24.9

Catalent Pharma Solutions, Inc. and Subsidiaries

Combining Statements of Operations

For the Year Ended June 30, 2006

(Predecessor)

(in millions)

	Parent	Guarantor Subsidiaries	Non Guarantors Subsidiaries	Eliminations	Predecessor Combined
Net revenue	$—	$760.7	$881.0	$(29.5)	$1,612.2
Cost of products sold	—	534.0	687.5	(29.5)	1,192.0

Gross margin	—	226.7	193.5	—	420.2
Selling, general and administrative expenses	—	192.9	89.8	—	282.7
Impairment charges and (gain)/loss on sale of asset	—	5.5	3.3	—	8.8
In-process research and development (IPR&D)	—	—	—	—	—
Restructuring and other special items	—	14.4	(2.6)	—	11.8

Operating (loss)/earnings	—	13.9	103.0	—	116.9
Interest expense, net	2.2	(2.6)	7.2	—	6.8
Other, net	(53.2)	(1.3)	3.0	53.2	1.7

Earnings/(loss) from continuing operations before income taxes and minority interest	51.0	17.8	92.8	(53.2)	108.4
Income tax (benefit)/expense	—	7.8	27.5	—	35.3
Minority interest, net of tax expense/(benefit) of $(2.2)	—	—	2.0	—	2.0

(Loss)/earnings from continuing operations	51.0	10.0	63.3	(53.2)	71.1
Earnings/(loss) from discontinued operations, net of tax provision/(benefit) of $(10.7)	—	(11.5)	(8.6)	—	(20.1)

Net (loss)/earnings	$51.0	$(1.5)	$54.7	$(53.2)	$51.0

Catalent Pharma Solutions, Inc. and Subsidiaries

Combining Statements of Operations

For the Year Ended June 30, 2005

(Predecessor)

(in millions)

	Parent	Guarantor Subsidiaries	Non Guarantors Subsidiaries	Eliminations	Predecessor Combined
Net revenue	$—	$676.5	$875.6	$(34.8)	$1,517.3
Cost of products sold	—	474.1	668.9	(34.8)	1,108.2

Gross margin	—	202.4	206.7	—	409.1
Selling, general and administrative expenses	—	147.5	97.8	—	245.3
Impairment charges and (gain)/loss on sale of asset	—	70.1	4.2	—	74.3
In-process research and development (IPR&D)	—	—	—	—	—
Restructuring and other special items	—	51.5	23.2	—	74.7

Operating (loss)/earnings	—	(66.7)	81.5	—	14.8
Interest expense, net	2.4	7.6	7.1	—	17.1
Other, net	(16.3)	6.2	(5.3)	16.3	0.9

Earnings/(loss) from continuing operations before income taxes and minority interest	13.9	(80.5)	79.7	(16.3)	(3.2)
Income tax (benefit)/expense	—	(18.7)	7.9	—	(10.8)
Minority interest, net of tax expense/(benefit) of $6.7	—	—	(13.0)	—	(13.0)

(Loss)/earnings from continuing operations	13.9	(61.8)	84.8	(16.3)	20.6
Earnings/(loss) from discontinued operations, net of tax provision/(benefit) of $(2.7)	—	(7.5)	0.8	—	(6.7)

Net (loss)/earnings	$13.9	$(69.3)	$85.6	$(16.3)	$13.9

Catalent Pharma Solutions, Inc. and Subsidiaries

Consolidating Balance Sheet

June 30, 2007

(Successor)

(in millions)

	Issuer	Guarantor Subsidiaries	Non Guarantors Subsidiaries	Eliminations	Successor Consolidated
Assets
Current Assets:
Cash and equivalents	$—	$15.3	$67.4	$—	$82.7
Trade receivables, net	—	119.0	191.3	—	310.3
Intercompany receivables	14.9	6.3	—	(21.2)	—
Receivables due from Cardinal Health, Inc and affiliates	13.6	(4.7)	—	—	8.9
Inventories, net	—	60.0	158.9	—	218.9
Prepaid expenses and other	0.1	26.4	46.6	—	73.1
Assets held for sale	—	39.7	42.6	—	82.3

Total current assets	28.6	262.0	506.8	(21.2)	776.2
Property and equipment, net	—	525.3	530.8	—	1,056.1
Goodwill	—	513.8	907.9	—	1,421.7
Other intangibles, net	—	239.9	306.4	—	546.3
Investment in subsidiaries	3,072.4	—	—	(3,072.4)	—
Intercompany long-term receivable	58.5	13.2	—	(71.7)	—
Other	54.7	5.5	1.8	—	62.0

Total assets	$3,214.2	$1,559.7	$2,253.7	$(3,165.3)	$3,862.3

Liabilities and Shareholder’s and Parent Company Equity
Current Liabilities:
Current portion of long-term obligations and other short-term borrowings	$28.1	$7.4	$0.9	$—	$36.4
Accounts payable	—	29.1	85.5	—	114.6
Intercompany accounts payable	—	—	21.2	(21.2)	—
Other accrued liabilities	19.3	60.8	94.4	—	174.5
Liabilities held for sale	—	8.9	27.2	—	36.1

Total current liabilities	47.4	106.2	229.2	(21.2)	361.6
Long-term obligations, less current portion	2,269.4	6.2	—	—	2,275.6
Intercompany long-term debt	—	—	71.7	(71.7)	—
Other liabilities	—	92.5	215.4	—	307.9
Minority Interest	—	—	6.6	—	6.6

Commitment and Contingencies

Shareholder’s and Parent Company Equity:
Common stock $0.1 par value; 1,000 shares authorized, 100 shares issued	—	—	—	—	—
Additional paid in capital	1,049.9	—	—	—	1,049.9
Parent company equity	—	1,352.6	1,719.8	(3,072.4)	—
Accumulated deficit	(150.3)	—	—	—	(150.3)
Accumulated other comprehensive income/(loss)	(2.2)	2.2	11.0	—	11.0

Total Shareholder’s and Parent Company Equity	897.4	1,354.8	1,730.8	(3,072.4)	910.6

Total liabilities and parent company equity	$3,214.2	$1,559.7	$2,253.7	$(3,165.3)	$3,862.3

Catalent Pharma Solutions, Inc. and Subsidiaries

Combining Balance Sheet

June 30, 2006

(Predecessor)

(in millions)

	Parent	Guarantor Subsidiaries	Non Guarantors Subsidiaries	Eliminations	Predecessor Combined
Assets
Current Assets:
Cash and equivalents	$—	$(3.4)	$137.0	$—	$133.6
Trade receivables, net	—	120.4	159.1	—	279.5
Intercompany receivables	—	42.4	—	(42.4)	—
Receivables due from Cardinal Health, Inc and affiliates	—	1.3	—	—	1.3
Inventories, net	—	71.5	131.5	—	203.0
Prepaid expenses and other	—	23.0	56.4	—	79.4
Assets held for sale	—	92.1	32.4	—	124.5

Total current assets	—	347.3	516.4	(42.4)	821.3
Property and equipment, net	—	530.2	471.2	—	1,001.4
Goodwill	—	309.1	395.1	—	704.2
Other intangibles, net	—	3.9	8.3	—	12.2
Investment in subsidiaries	2,042.1	—	—	(2,042.1)	—
Intercompany long-term receivable	36.6	—	—	(36.6)	—
Other	(0.7)	13.5	14.2	—	27.0

Total assets	$2,078.0	$1,204.0	$1,405.2	$(2,121.1)	$2,566.1

Liabilities and Parent Company Equity
Current Liabilities:
Current portion of long-term obligations and other short-term borrowings	$—	$1.3	$28.9	$—	$30.2
Accounts payable	—	27.2	56.2	—	83.4
Intercompany accounts payable	—	—	42.4	(42.4)	—
Other accrued liabilities	—	90.5	41.6	—	132.1
Liabilities held for sale	—	8.6	15.1	—	23.7

Total current liabilities	—	127.6	184.2	(42.4)	269.4
Long term obligations less current portion	—	7.9	3.5	—	11.4
Intercompany long-term debt	—	—	36.6	(36.6)	—
Other liabilities	—	112.5	112.3	—	224.8
Minority Interest	—	—	4.3	—	4.3

Commitment and Contingencies

Parent Company Equity:
Cardinal Health, Inc./Parent net investment	2,078.0	972.9	1,069.2	(2,042.1)	2,078.0
Accumulated other comprehensive income/(loss)	—	(16.9)	(4.9)	—	(21.8)

Total Parent Company Equity	2,078.0	956.0	1,064.3	(2,042.1)	2,056.2

Total liabilities and parent company equity	$2,078.0	$1,204.0	$1,405.2	$(2,121.1)	$2,566.1

Catalent Pharma Solutions, Inc. and Subsidiaries

Consolidating Statements of Cash Flows

For the period April 10, 2007 to June 30, 2007

(Successor)

(in millions)

	Issuer	Guarantor Subsidiaries	Non Guarantors Subsidiaries	Eliminations	Successor Consolidated
Cash Flows From Operating Activities:
Net (loss)/earnings	$(150.3)	$(35.6)	$(73.9)	$109.5	$(150.3)
Loss from discontinued operations	—	3.4	(0.1)	—	3.3

(Loss)/earnings from continuing operations	(150.3)	(32.2)	(74.0)	109.5	(147.0)
Adjustments to reconcile (loss)/earnings from continued operations to net cash from operations:
Depreciation and amortization	—	18.6	18.6	—	37.2
Amortization of debt financing costs	1.6	—	—	—	1.6
Income from subsidiaries	109.5	—	—	(109.5)	—
Minority interest	—	—	0.7	—	0.7
Non-cash restructuring and other special items	—	0.7	—	—	0.7
Asset impairments and (gain)/loss on sale of assets	—	0.2	(0.4)	—	(0.2)
Equity-based compensation	—	1.0	—	—	1.0
In-process research and development	—	31.3	81.1	—	112.4
Provision/(benefit) for deferred income taxes	—	(23.5)	(3.5)	—	(27.0)
Provisions for bad debts and inventory	—	0.5	3.9	—	4.4
Change in operating assets and liabilities net of acquisitions:
(Increase) decrease in trade receivables	—	(13.7)	(17.3)	—	(31.0)
(Increase) decrease in inventories	—	14.9	7.9	—	22.8
Increase (decrease) in accounts payable	—	4.3	15.0	—	19.3
Change in accrued liabilities and other operating	6.2	12.7	55.2	—	74.1

Net cash provided by/(used in) operating activities from continuing operations	(33.0)	14.8	87.2	—	69.0
Net cash provided by/(used in) operating activities from discontinued operations	—	(2.0)	4.7	—	2.7

Net cash provided by/(used in) operating activities	(33.0)	12.8	91.9	—	71.7

Cash Flows From Investing Activities:
Acquisition of subsidiaries, net of divestitures and cash acquired	(3,285.5)	—	—	—	(3,285.5)
Proceeds from sale of property, equipment	—	0.1	(0.1)	—	—
Additions to property and equipment	—	(10.8)	(8.0)	—	(18.8)

Net cash used in investing activities from continuing operations	(3,285.5)	(10.7)	(8.1)	—	(3,304.3)
Net cash used in investing activities from discontinued operations		(0.6)	(0.5)	—	(1.1)

Net cash used in investing activities	(3,285.5)	(11.3)	(8.6)	—	(3,305.4)

Cash Flows From Financing Activities:
Net change in short-term borrowings	—	—	0.8	—	0.8
Intercompany	30.6	9.4	(40.0)	—	—
Repayments of long-term obligations	—	(3.1)	(2.2)	—	(5.3)
Proceeds from long-term obligations	2,292.9	8.9	—	—	2,301.8
Long term debt financing costs	(56.3)	—	—	—	(56.3)
Issuance of common stock	1,048.9	—	—	—	1,048.9

			—	—	—
Net cash provided by/(used in) financing activities from continuing operations	3,316.1	15.2	(41.4)	—	3,289.9
Net cash provided by/(used in) financing activities from discontinued operations	—	—	—	—	—

Net cash provided by/(used in) financing activities	3,316.1	15.2	(41.4)	—	3,289.9

Effect of foreign currency	2.4	2.0	(0.3)	—	4.1
Net Increase/(Decrease) in Cash and Equivalents	—	18.7	41.6	—	60.3
Cash and Equivalents at Beginning of Year	—	(3.4)	25.9	—	22.5

Cash and Equivalents at End of Year	$—	$15.3	$67.5	$—	$82.8

Catalent Pharma Solutions, Inc. and Subsidiaries

Combining Statements of Cash Flows

For the period July 1, 2006 to April 9, 2007

(Predecessor)

(in millions)

	Parent	Guarantor Subsidiaries	Non Guarantors Subsidiaries	Eliminations	Predecessor Combined
Cash Flows From Operating Activities:
Net (loss)/earnings	$24.9	$(30.3)	$55.2	$(24.9)	$24.9
Loss from discontinued operations	—	8.8	3.7	—	12.5

(Loss)/earnings from continuing operations	24.9	(21.5)	58.9	(24.9)	37.4
Adjustments to reconcile (loss)/earnings from continued operations to net cash from operations:
Depreciation and amortization	—	38.3	39.3	—	77.6
Amortization of debt financing costs	—	—	—	—	—
Income from subsidiaries	(24.9)	—	—	24.9	—
Minority interest	—	—	3.9	—	3.9
Non-cash restructuring and other special items	—	0.6	—	—	0.6
Asset impairments and (gain)/loss on sale of assets	—	(2.2)	0.9	—	(1.3)
Equity-based compensation	—	35.1	—	—	35.1
In-process research and development	—	—	—	—	—
Provision/(benefit) for deferred income taxes	—	(13.0)	(2.2)	—	(15.2)
Provisions for bad debts and inventory	—	0.9	2.5	—	3.4
Change in operating assets and liabilities net of acquisitions:
(Increase) decrease in trade receivables	—	13.9	(15.9)	—	(2.0)
(Increase) decrease in inventories	—	7.6	(15.6)	—	(8.0)
Increase (decrease) in accounts payable	—	(2.4)	14.3	—	11.9
Change in accrued liabilities and other operating	(1.3)	0.9	48.4	—	48.0

Net cash provided by/(used in) operating activities from continuing operations	(1.3)	58.2	134.5	—	191.4
Net cash provided by/(used in) operating activities from discontinued operations	—	(0.0)	(13.4)	—	(13.4)

Net cash provided by/(used in) operating activities	(1.3)	58.2	121.1	—	178.0

Cash Flows From Investing Activities:
Acquisition of subsidiaries, net of divestitures and cash acquired	—	10.7	—	—	10.7
Proceeds from sale of property, equipment	—	7.8	0.3	—	8.1
Additions to property and equipment	—	(77.3)	(27.3)	—	(104.6)

Net cash used in investing activities from continuing operations	—	(58.8)	(27.0)	—	(85.8)
Net cash used in investing activities from discontinued operations		(6.5)	(2.4)	—	(8.9)

Net cash used in investing activities	—	(65.3)	(29.4)	—	(94.7)

Cash Flows From Financing Activities:
Net change in short-term borrowings	—	—	(14.0)	—	(14.0)
Intercompany	5.2	(4.0)	(1.2)	—	—
Repayments of long-term obligations	—	(1.4)	(21.0)	—	(22.4)
Proceeds from long-term obligations	—	—	3.7	—	3.7
Tax benefit from exercises of stock options	—	—	—	—	—
Net transfers (to)/from Cardinal Health, Inc. and affiliates	(3.9)	17.4	(189.1)	—	(175.6)

Net cash provided by/(used in) financing activities from continuing operations	1.3	12.0	(221.6)	—	(208.3)
Net cash provided by/(used in) financing activities from discontinued operations	—	—	—	—	—

Net cash provided by/(used in) financing activities	1.3	12.0	(221.6)	—	(208.3)

Effect of foreign currency	—	(4.9)	18.8	—	13.9
Net Increase (Decrease) in Cash and Equivalents	—	—	(111.1)	—	(111.1)
Cash and Equivalents at Beginning of Year	—	(3.4)	137.0		133.6

Cash and Equivalents at End of Year	$—	$(3.4)	$25.9	$—	$22.5

Catalent Pharma Solutions, Inc. and Subsidiaries

Combining Statements of Cash Flows

For the Fiscal Year Ended June 30, 2006

(Predecessor)

(in millions)

	Parent	Guarantor Subsidiaries	Non Guarantors Subsidiaries	Eliminations	Predecessor Combined
Cash Flows From Operating Activities:
Net (loss)/earnings	$51.0	$(1.5)	$54.7	$(53.2)	$51.0
Loss from discontinued operations	—	11.5	8.6	—	20.1

(Loss)/earnings from continuing operations	51.0	10.0	63.3	(53.2)	71.1
Adjustments to reconcile (loss)/earnings from continued operations to net cash from operations:
Depreciation and amortization	—	40.0	47.2	—	87.2
Amortization of debt financing costs	—	—	—	—	—
Income from subsidiaries	(53.2)	—	—	53.2	—
Minority interest	—	—	2.0	—	2.0
Non-cash restructuring and other special items	—	7.7	(2.9)	—	4.8
Asset impairments and (gain)/loss on sale of assets	—	5.5	3.1	—	8.6
Equity-based compensation	—	29.5	—	—	29.5
In-process research and development	—	—	—	—	—
Provision/(benefit) for deferred income taxes	—	1.6	1.9	—	3.5
Provisions for bad debts and inventory	—	0.9	0.9	—	1.8
Change in operating assets and liabilities net of acquisitions:
(Increase) decrease in trade receivables	—	(21.2)	(13.0)	—	(34.2)
(Increase) decrease in inventories	—	(20.5)	(3.5)	—	(24.0)
Increase (decrease) in accounts payable	—	(25.4)	9.4	—	(16.0)
Change in accrued liabilities and other operating	0.3	0.5	(4.3)	—	(3.5)

Net cash provided by/(used in) operating activities from continuing operations	(1.9)	28.6	104.1	—	130.8
Net cash provided by/(used in) operating activities from discontinued operations	—	(4.3)	14.7	—	10.4

Net cash provided by/(used in) operating activities	(1.9)	24.3	118.8	—	141.2

Cash Flows From Investing Activities:
Acquisition of subsidiaries, net of divestitures and cash acquired	—	—	(1.4)	—	(1.4)
Proceeds from sale of property, equipment	—	3.9	0.3	—	4.2
Additions to property and equipment	—	(59.1)	(42.9)	—	(102.0)

Net cash used in investing activities from continuing operations	—	(55.2)	(44.0)	—	(99.2)
Net cash used in investing activities from discontinued operations		(8.8)	(1.6)	—	(10.4)

Net cash used in investing activities	—	(64.0)	(45.6)	—	(109.6)

Cash Flows From Financing Activities:
Net change in short-term borrowings	—	1.7	(28.7)	—	(27.0)
Intercompany	1.8	9.2	(11.0)	—	—
Repayments of long-term obligations	—	(2.1)	(9.8)	—	(11.9)
Proceeds from long-term obligations	—	—	0.5	—	0.5
Tax benefit from exercises of stock options	—	2.4	—	—	2.4
Net transfers (to)/from Cardinal Health, Inc. and affiliates	0.1	33.0	(22.0)	—	11.1

Net cash provided by/(used in) financing activities from continuing operations	1.9	44.2	(71.0)	—	(24.9)
Net cash provided by/(used in) financing activities from discontinued operations	—	—	—	—	—

Net cash provided by/(used in) financing activities	1.9	44.2	(71.0)	—	(24.9)

Effect of foreign currency	—	(3.7)	16.5	—	12.8
Net Increase (Decrease) in Cash and Equivalents	—	0.8	18.7	—	19.5
Cash and Equivalents at Beginning of Year	—	(4.2)	118.3	—	114.1

Cash and Equivalents at End of Year	$—	$(3.4)	$137.0	$—	$133.6

Catalent Pharma Solutions, Inc. and Subsidiaries

Combining Statements of Cash Flows

For the Fiscal Year Ended June 30, 2005

(Predecessor)

(in millions)

	Parent	Guarantor Subsidiaries	Non Guarantors Subsidiaries	Eliminations	Predecessor Combined
Cash Flows From Operating Activities:
Net (loss)/earnings	$13.9	$(69.3)	$85.6	$(16.3)	$13.9
Loss from discontinued operations	—	7.5	(0.8)	—	6.7

(Loss)/earnings from continuing operations	13.9	(61.8)	84.8	(16.3)	20.6
Adjustments to reconcile (loss)/earnings from continued operations to net cash from operations:
Depreciation and amortization	—	39.1	47.8	—	86.9
Amortization of debt financing costs	—	—	0	—	—
Income from subsidiaries	(16.3)	—	0	16.3	—
Minority interest	—	—	(13.0)	—	(13.0)
Non-cash restructuring and other special items	—	30.7	39.4	—	70.1
Asset impairments and (gain)/loss on sale of assets	—	70.1	4.2	—	74.3
Equity-based compensation	—	1.0	0	—	1.0
In-process research and development	—	—	0	—	—
Provision/(benefit) for deferred income taxes	—	(7.8)	(2.7)	—	(10.5)
Provisions for bad debts and inventory	—	1.8	5.5	—	7.3
Change in operating assets and liabilities net of acquisitions:
(Increase) decrease in trade receivables	—	13.4	(13.9)	—	(0.5)
(Increase) decrease in inventories	—	(3.1)	(23.1)	—	(26.2)
Increase (decrease) in accounts payable	—	1.4	(3.4)	—	(2.0)
Change in accrued liabilities and other operating	(0.4)	36.8	(41.4)	—	(5.0)

Net cash provided by/(used in) operating activities from continuing operations	(2.8)	121.6	84.2	—	203.0
Net cash provided by/(used in) operating activities from discontinued operations	—	5.2	3.1	—	8.3

Net cash provided by/(used in) operating activities	(2.8)	126.8	87.3	—	211.3

Cash Flows From Investing Activities:
Acquisition of subsidiaries, net of divestitures and cash acquired	—	—	(0.7)	—	(0.7)
Proceeds from sale of property, equipment	—	0.6	—	—	0.6
Additions to property and equipment	—	(155.1)	(67.0)	—	(222.1)

Net cash used in investing activities from continuing operations	—	(154.5)	(67.7)	—	(222.2)
Net cash used in investing activities from discontinued operations		(4.9)	(2.9)	—	(7.8)

Net cash used in investing activities	—	(159.4)	(70.6)	—	(230.0)

Cash Flows From Financing Activities:
Net change in short-term borrowings	—	—	2.1	—	2.1
Intercompany	17.5	33.3	(50.8)	—	—
Repayments of long-term obligations	—	(2.2)	1.0	—	(1.2)
Proceeds from long-term obligations	—	—	10.9	—	10.9
Tax benefit from exercises of stock options	—	3.8	—	—	3.8
Net transfers (to)/from Cardinal Health, Inc. and affiliates	(14.7)	(5.0)	21.0	—	1.3

Net cash provided by/(used in) financing activities from continuing operations	2.8	29.9	(15.8)	—	16.9
Net cash provided by/(used in) financing activities from discontinued operations	—	—	(5.6)	—	(5.6)

Net cash provided by/(used in) financing activities	2.8	29.9	(21.4)	—	11.3

Effect of foreign currency	—	1.8	(7.1)	—	(5.3)
Net Increase (Decrease) in Cash and Equivalents	—	(0.9)	(11.8)	—	(12.7)
Cash and Equivalents at Beginning of Year	—	(3.3)	130.1	—	126.8

Cash and Equivalents at End of Year	$—	$(4.2)	$118.3	$—	$114.1

UNAUDITED CONSOLIDATED AND COMBINED CONDENSED FINANCIAL

STATEMENTS AND NOTES

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Consolidated and Combined Condensed Statements of Operations

(in millions)

Unaudited

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006
Net revenue	$464.0	$416.5	$902.0	$815.0
Cost of products sold	356.4	309.5	689.4	621.4

Gross margin	107.6	107.0	212.6	193.6
Selling, general and administrative expenses	84.2	73.8	158.5	148.1
Impairment charges and loss on sale of asset	—	0.9	0.4	3.1
Restructuring and other special items	9.0	5.9	13.3	8.0

Operating earnings	14.4	26.4	40.4	34.4
Interest expense, net	52.0	1.0	101.3	2.6
Other, net	10.6	(0.2)	19.8	—

Earnings/(loss) from continuing operations before income taxes and minority interest	(48.2)	25.6	(80.7)	31.8
Income tax benefit	(19.6)	(4.1)	(44.0)	(3.8)
Minority interest expense, net of tax expense (benefit) of $(0.2) million, $(1.6) million, $(0.1) million and $(1.8) million, respectively	0.6	2.0	0.3	2.2

(Loss)/earnings from continuing operations	(29.2)	27.7	(37.0)	33.4
Loss from discontinued operations, net of tax expense (benefit) of $(0.2) million, $3.6 million, $0.5 million and $1.1 million, respectively	(1.0)	(9.2)	(4.5)	(13.8)

Net (loss)/earnings	$(30.2)	$18.5	$(41.5)	$19.6

The accompanying notes are an integral part of these consolidated and combined condensed financial statements

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Consolidated Condensed Balance Sheets

(in millions, except shares)

Unaudited

	December 31, 2007	June 30, 2007
ASSETS
Current assets:
Cash and equivalents	$59.5	$82.7
Trade receivables, net	294.4	310.3
Receivables due from Cardinal Health, Inc. and affiliates	11.2	13.7
Inventories, net	218.4	218.9
Prepaid expenses and other	70.1	68.3
Assets held for sale	73.9	82.3

Total current assets	727.5	776.2
Property and equipment, net	1,050.9	1,056.1
Other assets:
Goodwill	1,467.7	1,421.7
Other intangibles, net	526.1	546.3
Other	60.0	62.0

Total assets	$3,832.2	$3,862.3

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Current portion of long-term obligations and other short-term borrowings	$48.7	$36.4
Accounts payable	115.2	114.6
Other accrued liabilities	184.8	174.5
Liabilities held for sale	26.4	36.1

Total current liabilities	375.1	361.6
Long-term obligations, less current portion	2,324.1	2,275.6
Pension liability	81.1	106.1
Deferred income taxes	113.9	171.5
Other liabilities	34.4	36.9
Commitment and contingencies (see Note 13)
Shareholder’s equity:
Common stock $0.1 par value; 1,000 shares authorized, 100 shares issued	—	—
Additional paid in capital	1,068.0	1,049.9
Accumulated deficit	(191.8)	(150.3)
Accumulated other comprehensive income	27.4	11.0

Total shareholder’s equity	903.6	910.6

Total liabilities and shareholder’s equity	$3,832.2	$3,862.3

The accompanying notes are an integral part of these consolidated and combined condensed financial statements

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Consolidated Condensed Statement of Changes in Shareholder’s Equity

(in millions)

Unaudited

	Common Stock	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total Shareholder’s Equity
Successor
Balance June 30, 2007	$—	$1,049.9	$(150.3)	$11.0	$910.6
Equity contribution		14.1			14.1
Comprehensive income/(loss):
Net loss			(41.5)
Foreign currency translation adjustments				33.6
Change in unrealized gain/(loss) on derivatives				(17.2)

Total comprehensive loss					(25.1)
Equity compensation		4.0			4.0

Balance at December 31, 2007	$—	$1,068.0	$(191.8)	$27.4	$903.6

The accompanying notes are an integral part of this consolidated condensed financial statement

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Consolidated and Combined Condensed Statements of Cash Flows

(in millions)

Unaudited

	Successor	Predecessor
	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/earnings	$(41.5)	$19 .6
Loss from discontinued operations	(4.5)	(13.8)

Loss/earnings from continuing operations	(37.0)	33.4
Adjustments to reconcile loss/earnings from continued operations to net cash from operations:
Depreciation and amortization	82.3	48.3
Amortization of debt financing costs	3.7	—
Minority interest (income)/ expense	0.3	2.2
Non-cash restructuring and other special items	0.9	0.5
Asset impairments and loss on sale of assets	0.4	3.0
Equity compensation	4.0	13.4
Benefit for deferred income taxes	(60.2)	0.2
Provisions/ (recoveries) for bad debts and inventory	5.5	1.7
Change in operating assets and liabilities:
Decrease in trade receivables	15.3	21.8
Increase in inventories	(4.4)	(4.1)
Decrease in accounts payable	(1.3)	(5.6)
Other accrued liabilities and operating items, net	(44.6)	(32.3)

Net cash (used in)/ provided by operating activities from continuing operations	(35.1)	82.5
Net cash used in by operating activities from discontinued operations	(0.8)	(0.5)

Net cash (used in)/ provided by operating activities	(35.9)	82.0

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of assets	0.3	11.7
Additions to property and equipment	(37.5)	(33.5)

Net cash used in investing activities from continuing operations	(37.2)	(21.8)
Net cash used in investing activities from discontinuing operations	(1.1)	(1.8)

Net cash used in investing activities	(38.3)	(23.6)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in short-term borrowings	15.2	(1.6)
Repayments of long-term obligations	(11.8)	(4.8)
Proceeds from long-term obligations	—	4.5
Equity contribution	14.1	—
Net transfers to Cardinal Health, Inc. and affiliates	—	(28.4)

Net cash provided by/ (used in) financing activities from continuing operations	17.5	(30.3)
Net cash provided by/(used in) from discontinued operations	—	—

Net cash provided by/(used in) financing activities	17.5	(30.3)

Effect of foreign currency	33.5	4.7

NET (DECREASE)/ INCREASE IN CASH AND EQUIVALENTS	(23.2)	32.8
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	82.7	133.6

CASH AND EQUIVALENTS AT END OF PERIOD	$59.5	$166.4

SUPPLEMENTARY CASH FLOW INFORMATION:
Interest paid	$99.2	$—
Taxes paid	$11.5	$—

The accompanying notes are an integral part of these consolidated and combined condensed financial statements

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements

(in millions, except shares)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Catalent Pharma Solutions, Inc. (“Catalent”, the “Company, or the “Successor”) is a direct wholly-owned subsidiary of PTS Intermediate Holdings LLC (“Intermediate Holdings”). Intermediate Holdings is a direct wholly-owned subsidiary of PTS Holdings Corp. (“Parent”) and Parent is 100% owned by Phoenix Charter LLC (“Phoenix”) and certain members of the Company’s senior management. Phoenix is wholly-owned by BHP PTS Holdings LLC, an entity controlled by affiliates of The Blackstone Group (“Blackstone”), a global private investment and advisory firm.

Basis of Presentation

On April 10, 2007, certain businesses owned by Cardinal Health, Inc. (“Cardinal”) and operated as part of Cardinal’s Pharmaceutical Technologies and Services (“PTS”) segment (the “Acquired Businesses”), were acquired by an entity controlled by affiliates of Blackstone, pursuant to a Purchase and Sale Agreement dated as of January 25, 2007 entered into between Phoenix and Cardinal (the “Purchase Agreement”).

These condensed financial statements are unaudited and should be read in conjunction with the Company’s audited consolidated and combined financial statements and related notes as of June 30, 2007 and June 30, 2006 and for the periods April 10, 2007 to June 30, 2007 and July 1, 2006 to April 9, 2007 and for the Two Years Ended June 30, 2006. In the opinion of management, all adjustments necessary for a fair presentation have been included. Except as disclosed elsewhere in this interim report, all adjustments are of normal recurring nature. The results reported in these condensed financial statements should not be taken as indicative of results that may be expected for the entire year.

These unaudited condensed financial statements as of and for the three and six months ended December 31, 2007, present the consolidated financial position, results of operations and cash flows of the Successor as a stand-alone entity and the combined financial position, results of operations and cash flows of the Acquired Businesses when operated as part of the Pharmaceutical Technologies and Services (“PTS”) segment of Cardinal (hereinafter, the “Predecessor”), as of and for the three and six months ended December 31, 2006, including adjustments, allocations and related party transactions and have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The unaudited condensed financial statements as of December 31, 2007 and for the three and six months ended December 31, 2007 include the financial condition, results of operations and cash flows for the Company on a successor basis, and the impact of the preliminary purchase price allocation. These unaudited condensed financial statements include the accounts of the Company and all of its subsidiaries. All inter-company transactions have been eliminated. Certain items have been reclassified in the Company’s audited consolidated and combined financial statements as of June 30, 2007 to conform to the current period presentation.

The Predecessor’s unaudited financial statements were derived from the consolidated financial statements of Cardinal using the historical results of operations and the historical basis of assets and liabilities of the Predecessor. The Predecessor unaudited condensed financial statements presented may not be indicative of the results that would have been achieved had the Predecessor operated as a separate, stand-alone entity.

During Q2 fiscal 2008, the Company identified a prior period error at one of its European Oral Technologies segment’s facilities of approximately $11.0 million which consists of a non-cash charge of approximately $10.0 million. The error identified primarily relates to the overcapitalization of costs in inventory and overstatement of engineering spare parts. The Company has concluded that the error is not material to any prior annual or interim

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

period or to the expected fiscal year 2008 financial position or results of operations and accordingly, the Company has recorded a charge to cost of goods sold totaling $11.0 million in the Q2 fiscal 2008 results of operations within its Oral Technologies segment.

Allocation of Cardinal Costs

The financial statements for the Predecessor periods include all costs of the Predecessor and certain costs allocated from Cardinal. Cardinal provided various services to the Predecessor, including but not limited to cash management, tax and legal services, information technologies services, internal audit, facilities management, security, payroll and employee benefit administration, insurance administration, and telecommunication services. Cardinal allocated these expenses and all other central operating costs, first on the basis of direct usage when identifiable, with the remainder allocated among Cardinal’s businesses on the basis of their respective revenues, headcount or other measure. In the opinion of management, these methods of allocating costs are reasonable.

The financial statements for the Predecessor periods are not intended to be a complete presentation of the financial position, results of operations and cash flows as if the Predecessor had operated as a stand-alone entity during those periods presented. Had the Predecessor existed as a stand-alone entity, its financial position, results of operations and cash flows could have differed materially from those included in the financial statements included herein. In addition, the future financial position, results of operations and cash flows could differ materially from the historical results presented.

Cardinal used a centralized approach to cash management and the financing of operations. Cash deposits from the Predecessor were transferred to Cardinal on a regular basis within the United States and were netted against Cardinal’s net investment account. Similarly, settlements of intercompany interest and income taxes were paid through the Cardinal net investment account. None of Cardinal’s cash, cash equivalents or debt were allocated to the Predecessor in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates include, but are not limited to, allowance for doubtful accounts, inventory valuation, goodwill and other intangible asset impairments, equity-based compensation, income taxes, self insurance accruals, loss contingencies and restructuring charge reserves. Actual amounts may differ from these estimated amounts. Some of the more significant estimates used include those used in accounting for the Acquisition under the purchase method of accounting, and prior to the acquisition, in allocating certain costs to the Predecessor in order to present the Predecessor’s operating results on a stand alone basis.

There were no significant changes to these policies or in the underlying accounting assumptions and estimates used in the Company’s critical accounting policies from those disclosed in the Company’s Fiscal 2007 Consolidated and Combined Financial Statements.

Recent Financial Accounting Standards

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

derivative that would otherwise be required to be bifurcated from its host contract. The election to measure a hybrid financial instrument at fair value, in its entirety, is irrevocable and all changes in fair value are to be recognized in earnings. This Statement also clarifies and amends certain provisions of SFAS No. 133 and SFAS No. 140. This Statement is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Early adoption is permitted, provided the Company has not yet issued financial statements, including financial statements for any interim period, for that fiscal year. The adoption of this Statement did not have a material impact on the Company’s financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. While this Interpretation is generally effective for fiscal years beginning after December 15, 2006, the FASB has deferred this effective date for nonpublic enterprises to fiscal years beginning after December 15, 2007. However the Company has adopted the provisions of FIN 48 effective July 1, 2007. The cumulative effects, if any, of applying this Interpretation will be recorded as an adjustment to accumulated deficit as of the beginning of the period of adoption. The adoption of this Interpretation did not have a material impact on the Company’s financial position or results of operations (see Note 8 for further discussion).

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is in the process of determining the impact of adopting this Statement.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective for the Company in the first quarter of fiscal 2009. The Company is in the process of determining the impact of adopting this Statement.

In June 2007, the Emerging Issues Task Force reached a consensus on Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities. Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the services are performed, or when the goods or services are no longer expected to be provided. This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2007, and earlier application is not permitted. This consensus is to be applied prospectively for new contracts entered into on or after the effective date. The Company is evaluating the potential impact of this consensus and does not expect it to have a material effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations.” SFAS No. 141R establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at the acquisition date fair value. SFAS No. 141R determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

In December 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 110 (“SAB 110”). SAB 110 amends and replaces Question 6 of Section D.2 of Topic 14, Share-Based Payment. SAB 110 expresses the views of the staff regarding the use of the “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share Based Payment. The use of the “simplified” method was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The Company currently uses the “simplified” method to estimate the expected term for share option grants as it does not have enough historical experience to provide a reasonable estimate due to the limited period the Company’s equity shares have been available. The Company will continue to use the “simplified” method until it has enough historical experience to provide a reasonable estimate of expected term in accordance with SAB 110. SAB 110 is effective for options granted after December 31, 2007.

On December 4, 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160). SFAS 160 is an amendment of Accounting Research Bulletin (ARB) No. 51 and was issued to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. This Statement applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and that a parent company must recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The Company is currently evaluating the potential impact on its statement of financial position and results of operations.

2. THE ACQUISITION

On January 25, 2007, Phoenix, a newly formed Delaware limited liability company that is controlled by affiliates of Blackstone, entered into the Purchase Agreement with Cardinal to purchase the issued and outstanding shares of capital stock of certain entities controlled by Cardinal and specified related receivables, which together comprised the Predecessor, for an aggregate purchase price of approximately $3.3 billion, as adjusted pursuant to certain provisions in the Purchase Agreement for working capital, cash, indebtedness and earnings before interest, taxes and depreciation and amortization expense of the Successor and a pension adjustment associated with an under funded pension liability of approximately $70.0 million. Phoenix subsequently assigned its rights and obligations under the Purchase Agreement to PTS Acquisition Corp., Phoenix’s indirect and wholly owned subsidiary, which entity effected the acquisition. In these financial statements, we refer to this acquisition as the “Acquisition.” The Acquisition was consummated on April 10, 2007.

The Acquisition was part of a series of transactions which occurred simultaneously on April 10, 2007 (except as discussed below) and included:

•

a cash contribution of approximately $1.0 billion from Phoenix to PTS Holdings Corp., an entity controlled by affiliates of Blackstone and Phoenix’s direct subsidiary, in exchange for common stock, which amount was in turn contributed to PTS Intermediate Holdings LLC, a direct wholly owned subsidiary of Phoenix, which amount was in turn contributed to PTS Acquisition Corp., and which PTS Acquisition Corp. used to fund the equity portion of the purchase price and which contribution is reflected in the Company’s Equity on its Balance Sheet as of June 30, 2007;

•	the issuance of senior toggle notes and senior subordinated notes by PTS Acquisition Corp. for proceeds in the amount of $565.0 million and $300.3 million in proceeds, respectively;

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

•	the entering into a new senior credit facility by PTS Acquisition Corp. and the related receipt of approximately $1.4 billion in proceeds under the credit facility;

•	the payment of other fees and expenses in connection with the Acquisition;

•	immediately following the Acquisition on April 10, 2007, the merger of PTS Acquisition Corp. with and into Cardinal Health 409, Inc.; and

•	the surviving entity, Cardinal Health 409, Inc., was subsequently renamed as Catalent Pharma Solutions, Inc., and is referred to herein as “Catalent”, the “Successor”, or the “Company”.

Costs associated with issuing the long term debt obligations above approximated $56.3 million and are capitalized on the Company’s balance sheet and are amortized to interest expense over the respective terms of the debt instruments.

The Company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed. A valuation study was performed which supports the Company’s purchase price allocation. The valuation study resulted in (i) a fair value step-up to real and personal property and certain identifiable intangible assets, (ii) an increase in the value of inventory and a corresponding charge to cost of products sold related to higher costs of inventory sold during the period April 10, 2007 to June 30, 2007; and (iii) recording and writing off acquired in-process research and development (“IPR&D”), which was subsequently charged to expense in fiscal 2007.

The Company anticipates that purchase accounting for the Acquisition will be finalized by the third quarter of fiscal 2008. The excess of the purchase price paid over the fair value of the net assets acquired and liabilities assumed has been allocated to goodwill. Intangible assets with indefinite lives consist of amounts related to the Company’s assembled workforce, which was calculated as part of the Acquisition valuation study, is not being amortized and is included in goodwill on the Company’s balance sheet. Of the total excess purchase price attributable to goodwill, $145.0 million is deductible for tax purposes. The following table summarizes the preliminary allocation of fair values of the Company’s assets acquired and liabilities assumed at the date of acquisition.

April 10, 2007
(in millions)
Current assets	$707.0
Property and equipment	1,055.2
Intangible assets	556.3
In-process research and development	112.4
Other assets	64.4

Total assets	2,495.3

Current liabilities	(266.2)
Long term debt	(2,271.4)
Non current liabilities	(135.9)
Deferred taxes	(193.3)

Total liabilities	(2,866.8)

Equity contributions	(1,048.9)

Excess purchase price attributable to goodwill	$1,420.4

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

The following table summarizes the preliminary allocation of the Acquisition purchase price:

April 10, 2007
(in millions)
Purchase price allocation:
Purchase price	$3,216.5
Transaction fees and expenses	69.1

Total purchase price	3,285.6
Less:
Net tangible assets acquired	1,292.7
Fair value adjustment to inventory	29.4
Fair value adjustment to property and equipment	16.8
Other intangible assets acquired	556.3
In-process research and development	112.4
Net assets held for sale	50.9
Deferred income tax liabilities	(193.3)

Excess purchase price attributable to goodwill	$1,420.4

The following unaudited pro forma data for the Acquisition includes the results of operations as if the Acquisition had been consummated as of the beginning of the Predecessor period presented. This pro forma data is based on the Predecessor’s historical information and does not necessarily reflect the actual results that would have occurred, nor is it indicative of future results of operations.

	(unaudited) For the three months ended December 31, 2006
	Historical As Reported	Adjustments (1)	Pro Forma
Net revenues	$416.5	$—	$416.5
Earnings/(loss) from continuing operations before income taxes and minority interest	25.6	(62.9)	(37.3)

	(unaudited) For the six months ended December 31, 2006
	Historical As Reported	Adjustments (1)	Pro Forma
Net revenue	$815.0	$—	$815.0
Earnings/(loss) from continuing operations before income taxes and minority interest	31.8	(267.1)	(235.3)

(1)	Includes adjustments in the six months ended December 31, 2006 related to charges for in-process research and development and the higher inventory costs, and for the three and six months ended December 31, 2006 charges for the annual advisory fee that we expect to pay to The Blackstone Group, increased amortization and depreciation expense based on the fair values for recording of the Acquisition, and in addition, the incremental interest expense and amortization of deferred financing fees related to the debt incurred in connection with the Acquisition.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

3. DISCONTINUED OPERATIONS AND DIVESTITURES

Discontinued Operations

In connection with the Acquisition, the Company made a determination and initiated plans to dispose of its Albuquerque, New Mexico, and Osny, France operations. These two businesses are classified as held for sale on the Company’s balance sheet and included in discontinued operations on the Company’s statement of operations and cash flows. During the three months ended December 31, 2007, the Company made a determination to write down the assets of Albuquerque, New Mexico operations by $5.0 million. Summarized statements of operations data for these discontinued operations are as follows:

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006
Net revenues	$23.9	$24.5	$45.9	$47.0

Loss before income taxes	(1.2)	(5.6)	(4.0)	(12.7)
Income tax expense/(benefit)	(0.2)	3.6	0.5	1.1

Loss from discontinued operations, net of tax	$(1.0)	$(9.2)	$(4.5)	$(13.8)

Summarized balance sheet data for these discontinued operations is as follows:

	December 31, 2007	June 30, 2007
(in millions)
Assets held for sale
Current assets	$45.4	$53.0
Property and equipment	28.5	29.3

Total assets held for sale	$73.9	$82.3

Liabilities held for sale
Current liabilities	$26.4	$35.3
Other liabilities	—	0.8

Total liabilities held for sale	$26.4	$36.1

Divestitures

Under the Predecessor, the Company sold one of its facilities within the Oral Technologies segment to Adams Respiratory Operations, Inc. on July 31, 2006. The terms of the sale included the sale of assets of the facility and resulted in a loss on sale of assets of $1.0 million recorded in the “impairment charges and (gain)/loss on sale of assets” within the statements of operations. In accordance with Emerging Issue Task Force Issue No. 03-13, “Applying the Conditions in Paragraph 42 of SFAS No. 144 in Determining Whether to Report Discontinued Operations “(“EITF 03-13”), the results of operations of this sold facility have not been reclassified to discontinued operations because the Company will continue to receive significant cash inflows from the products associated with this facility.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

4. GOODWILL

The following table summarizes the changes between June 30, 2007 and December 31, 2007, in the carrying amount of goodwill in total and by reporting segment:

	Oral Technologies	Sterile Technologies	Packaging Services	Total
(in millions)
Balance at June 30, 2007	$718.7	$452.5	$250.5	$1,421.7
Purchase accounting adjustments	4.8	3.0	1.7	9.5
Foreign currency translation adjustments	18.1	15.7	2.7	36.6

Balance at December 31, 2007	$741.6	$471.1	$254.9	$1,467.7

5. OTHER INTANGIBLE ASSETS

Other intangible assets with definite lives are being amortized using the straight-line method over periods that range from twelve to twenty years. The details of other intangible assets subject to amortization by class as of December 31, 2007 and June 30, 2007, are as follows:

	Weighted Average Life	Gross Intangible	Accumulated Amortization	Net Intangible
(in millions)
December 31, 2007
Amortized intangibles:
Core technology	20.0 years	$153.4	$(5.7)	$147.7
Customer relationships	12.0 years	148.9	(9.3)	139.6
Product relationships	12.0 years	254.0	(15.2)	238.8

Total amortized intangible assets	13.5 years	$556.3	$(30.2)	$526.1

	Weighted Average Life	Gross Intangible	Accumulated Amortization	Net Intangible
(in millions)
June 30, 2007
Amortized intangibles:
Core technology	20.0 years	$153.4	$(1.9)	$151.5
Customer relationships	12.0 years	148.9	(3.1)	145.8
Product relationships	12.0 years	254.0	(5.0)	249.0

Total amortized intangible assets	13.5 years	$556.3	$(10.0)	$546.3

Amortization expense for the three and six months ended December 31, 2007 was approximately $10.3 million and $20.6 million, respectively, and the three and six months ended December 31, 2006, was approximately $0.4 million, and $0.7 million, respectively. Amortization expense is estimated to be:

	Remainder fiscal 2008	fiscal 2009	fiscal 2010	fiscal 2011	fiscal 2012
(in millions)
Amortization expense	$20.6	$41.2	$41.2	$41.2	$41.2

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

6. RESTRUCTURING AND OTHER SPECIAL ITEMS

Restructuring and Other Special Items Accrual Roll forward

During the six months ended December 31, 2007, the Company recorded termination lease costs related to the previously announced closure of one of our Sterile Technologies manufacturing facilities, as well as additional separation costs incurred as a result of the Acquisition.

The following table summarizes activity related to liabilities associated with special items:

Successor
Six Months Ended December 31, 2007
(in millions)
Balance at beginning of period	$8.2
Additions	7.7
Payments	(8.7)

Balance at end of period	$7.2

7. LONG-TERM OBLIGATIONS AND OTHER SHORT-TERM BORROWINGS

As of December 31, 2007, the Company had $30.0 million of net borrowings outstanding under its Revolving Credit Agreement. At the end of June 2007, the Company entered into interest rate swaps, expiring June 2010, as a derivative instrument to manage the risk associated with the Company’s floating rate debt. The unrealized loss on hedge instruments of $17.2 million is recorded within Accumulated Other Comprehensive Income on the Company’s consolidated balance sheet at December 31, 2007.

8. INCOME TAXES

The Company’s (benefit)/ expense for income taxes relative to earnings (loss) from continuing operations before income taxes and minority interest was (54.6%) for the six months ended December 31, 2007, as compared to (12.0%) for the six months ended December 31, 2006. Generally, fluctuations in the effective tax rate are primarily due to changes in the U.S. and non-U.S. pretax income resulting from the Company’s business mix and changes in the tax impact of special items and other discrete tax items, which may have unique tax implications depending on the nature of the item. In the normal course of business, we are subject to examination by taxing authorities throughout the world, including such major jurisdictions as Germany, U.K. and France. The benefit for the six months ended December 31, 2007 includes adjustments in the Company’s deferred tax liabilities for tax rate changes in Germany, UK and Italy of $5.5 million, $3.9 million and $0.4 million, respectively. With few exceptions, we are no longer subject to non-U.S. income tax examinations for years prior to 2001. Under the terms of the purchase agreement related to the Acquisition, the Company is indemnified by Cardinal for tax liabilities that may arise in the future that relate to tax periods prior to April 10, 2007. The indemnification agreement includes, among other taxes, any and all Federal, state and international income based taxes as well as interest and penalties that may be related thereto. Approximately $4.9 million of unrecognized tax benefits and related interest is subject to indemnification by Cardinal.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, (“FIN 48”) which is an interpretation of SFAS No.109, “Accounting for Income Taxes” (“FAS 109”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FAS 109. This standard also provides that a tax benefit

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Effective July 1, 2007, the Company adopted the provisions of FIN 48 even though subsequent (“FASB”) guidance deferred the effective date for nonpublic enterprises until fiscal years beginning after December 15, 2007. As a result of adoption, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. As of the adoption date, the Company had a total of $5.2 million of unrecognized tax benefits. Of this amount, $1.1 million represents the amount of unrecognized tax benefits that, if recognized, would favorably impact the effective income tax rate. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2007, the Company has approximately $0.9 million of accrued interest related to uncertain tax positions.

9. EMPLOYEE RETIREMENT BENEFIT PLANS

Components of the Company’s net periodic benefit costs are as follows:

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006
(in millions)
Components of net periodic benefit cost:
Service cost	$0.6	$0.5	$1.1	$0.9
Interest cost	3.6	3.0	7.1	5.9
Expected return on plan assets	(3.1)	(2.2)	(6.1)	(4.4)
Amortization (1)	—	0.8	—	1.7
Curtailment (Gain)/Loss	—	(0.1)	—	(0.1)

Net amount recognized	$1.1	$2.0	$2.1	$4.0

(1)	Amount represents the amortization of unrecognized actuarial losses, as well as the amortization of the transition obligation and prior service costs.

10. RELATED PARTY TRANSACTIONS AND PREDECESSOR PARENT COMPANY TRANSACTIONS

Advisor Transaction and Management Fees—The Company pays an annual sponsor monitoring fee to Blackstone and the Investors for certain monitoring, advisory and consulting services to the Company. During the three and six months ended December 31, 2007, this management fee was approximately $2.5 million and $5.0 million, respectively and was expensed in selling, general and administrative expenses.

Cardinal Related Party—The Successor had entered into a transition services agreement with Cardinal in order to maintain certain critical general and administrative functions immediately after the Acquisition and continuing for various periods of time, none of which extend beyond September 2008, including certain human resources, IT support, tax and other services. During the three and six months ended December 31, 2007, the Company was charged $3.3 million and $6.6 million, respectively, for certain human resources, IT support, tax and other services. The expenses associated with the transition services agreement are included in selling, general and administrative expenses in the statement of operations.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

As a result of the Acquisition, the Company will incur costs to separate certain shared service functions and systems from Cardinal. These costs are recorded as other special items as incurred in the statements of operations. As part of the Purchase Agreement, Cardinal will reimburse $12.0 million of these separation expenses. During the three and six months ended December 31, 2007, the Company charged to expense $3.8 million and $6.8 million, respectively, and capitalized within property, plant and equipment of $2.7 million in separation costs primarily related to professional fees and services. Through December 31, 2007, Cardinal has reimbursed $10.3 million of separation expenses.

At December 31, 2007, the Company has recorded a receivable of $11.2 million, primarily related to the remaining separation costs to be reimbursed of $1.7 million and $9.4 million of tax and other liabilities related to periods prior to the Acquisition that are the responsibility of Cardinal.

11. ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)

Accumulated other comprehensive income/(loss) consist of:

	Currency Translation Adjustments	Unrealized Gains/(Losses) on Derivatives	Pension Liability Adjustments	Other Comprehensive Earnings/(Loss)
(in millions)
Balance at June 30, 2007	$9.2	$—	$1.8	$11.0
Activity	33.6	(17.2)	—	16.4

Balance at December 31, 2007	$42.8	$(17.2)	$1.8	$27.4

12. EQUITY-BASED COMPENSATION

The Company has an equity-based compensation plan outstanding as of December 31, 2007. In addition, the Predecessor was a party to the Cardinal equity-based compensation plan prior to the Acquisition. These plans are described in the Company’s audited financial statements for the year ended June 30, 2007. The following table summarizes the impact of the equity-based compensation recorded in the Company’s statement of operations as follows:

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006
(in millions)
Stock compensation expense in selling, general and administrative	$2.2	$5.8	$4.0	$13.4
Income tax benefit on stock compensation expense	0.7	2.0	1.4	4.6

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

The activity of the Successor’s equity based compensation program for the six months ended December 31, 2007 is presented below:

	Time Based Awards		Performance Based Awards		Market Based Awards
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
(in dollars)
Balance at June 30, 2007	21,665	$1,000	21,415	$1,000	21,420	$1,000
Granted at fair value	2,483	$1,000	2,233	$1,000	2,233	$1,000
Exercised	—	—	—	—	—	—
Forfeited	(667)	$1,000	(667)	$1,000	(666)	$1,000

Balance at December 31, 2007	23,481	$1,000	22,981	$1,000	22,987	$1,000

BHP PTS Holdings, LLC, the ultimate parent of the Company, has granted to Aleksander Erdeljan, a Director of the Company, certain units, which are profits interest units which represent, in the aggregate, the right to receive up to less than 1% of the future appreciation of BHP PTS Holdings, LLC’s equity above the enterprise value of BHP PTS Holdings, LLC on the date of issuance. The units vest in the same manner as the options vest under the 2007 Plan pursuant the terms of the Form Option Agreement.

13. COMMITMENT AND CONTINGENCIES

The Company, along with several pharmaceutical companies, is involved in ten product liability lawsuits relating to Amnesteem ® (isotretinoin), a product manufactured by us. While it is not possible to determine with any degree of certainty the ultimate outcome of these legal proceedings including determination of liability, the Company believes that it has meritorious defenses with respect to the claims asserted against it and intends to vigorously defend its position.

The Company also becomes involved from time-to-time in disputes or litigation incidental to its business, including without limitation, inclusion of certain of its subsidiaries as a potentially responsible party for environmental clean-up costs and disputes involving the loss of a customer’s active pharmaceutical ingredient incidental to the Company’s manufacturing services. The Company intends to vigorously defend itself against such disputes and litigation and does not currently believe that the outcome of any such disputes or litigation will have a material adverse effect on the Company’s financial statements.

14. SEGMENT INFORMATION

The Company conducts its business, within the following three segments: Oral Technologies, Sterile Technologies, and Packaging Services. The Company evaluates the performance of its segments based on segment net earnings before interest income/expense, provision (benefit) for income taxes and depreciation and amortization (“EBITDA”). The Company’s presentation of EBITDA may not be comparable to similarly-titled measures used by other companies.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

The following tables include net revenue and EBITDA during the three and six months ended December 31, 2007 and three and six months ended December 31, 2006.

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006
(in millions)
Oral Technologies
Net revenue	$256.9	$230.6	$492.1	$447.0
Segment EBITDA	50.5	55.5	99.9	97.6
Sterile Technologies
Net revenue	74.1	60.7	144.6	116.6
Segment EBITDA	4.6	0.4	10.7	(4.7)
Packaging Services
Net revenue	143.7	134.7	285.4	272.5
Segment EBITDA	19.7	18.1	40.5	35.1
Inter-segment revenue elimination	(10.7)	(9.5)	(20.1)	(21.1)
Unallocated Costs (1)	(30.0)	(24.9)	(48.5)	(47.5)
Combined Total
Net revenue	464.0	416.5	902.0	815.0
EBITDA from continuing operations	$44.8	$49.1	$102.6	$80.5

(1)	Unallocated Costs include special items, equity-based compensation, impairment charges, certain other Corporate directed costs, and other costs that are not allocated to the segments as follows:

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006
(in millions)
Impairment charges and gain/(loss) on sale of assets	$—	$(0.9)	$(0.4)	$(3.1)
Equity compensation	(2.2)	(5.8)	(4.0)	(13.4)
Restructuring and other special items	(9.0)	(5.9)	(13.3)	(8.0)
Sponsor advisory fee	(2.5)	—	(5.0)	—
Minority interest, net	(0.6)	(2.0)	(0.3)	(2.2)
Other, net	(10.6)	0.2	(19.8)	—
Non-allocated corporate costs, net	(5.1)	(10.5)	(5.7)	(20.8)

Total unallocated costs	$(30.0)	$(24.9)	$(48.5)	$(47.5)

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

Provided below is a reconciliation of EBITDA to earnings/(loss) from continuing operations:

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006
(in millions)
EBITDA	$44.8	$49.1	$102.6	$80.5
Depreciation and amortization	(41.6)	(24.5)	(82.3)	(48.3)
Interest expense, net	(52.0)	(1.0)	(101.3)	(2.6)
Benefit for income taxes	19.6	4.1	44.0	3.8

Earnings/(loss) from continuing operations	$(29.2)	$27.7	$(37.0)	$33.4

The following table includes total assets for each segment, as well as reconciling items necessary to total the amounts reported in the financial statements:

	December 31, 2007	June, 30 2007
(in millions)
Assets
Oral Technologies	$2,137.1	$2,173.7
Sterile Technologies	997.0	918.3
Packaging Services	877.8	861.1
Corporate and eliminations	(253.6)	(173.1)
Assets held for sale	73.9	82.3

Total assets	$3,832.2	$3,862.3

15. SUPPLEMENTAL BALANCE SHEET INFORMATION

Supplementary balance sheet information at December 31, 2007 and June 30, 2007, are detailed in the following tables, and reflect the impact of the evaluation of the fair values of the real and personal property, inventory and certain identifiable intangible assets in connection with the purchase price allocation related to the Acquisition, as follows:

Inventories

Work-in-process and finished goods inventories include raw materials, labor and overhead. Inventories consisted of the following:

	December 31, 2007	June 30, 2007
(in millions)
Raw materials and supplies	$127.3	$116.9
Work-in-process	32.1	34.3
Finished goods	65.4	70.3

Total inventory, gross	224.8	221.5
Inventory reserves	(6.4)	(2.6)

Total inventory, net	$218.4	$218.9

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

Property and equipment

Property and equipment consist of the following:

	December 31, 2007	June 30, 2007
(in millions)
Land, buildings and improvements	$467.5	$431.5
Machinery and equipment	641.8	566.1
Furniture and fixtures	11.9	11.1
Construction in progress	42.9	76.0

Property and equipment, at cost	1,164.1	1,084.7
Accumulated depreciation	(113.2)	(28.6)

Property and equipment, net	$1,050.9	$1,056.1

16. GUARANTOR AND NON GUARANTOR FINANCIAL STATEMENTS

All obligations under the senior secured credit agreement, the senior toggle notes and the senior subordinated notes are unconditionally guaranteed by each of the Company’s existing U.S. wholly owned subsidiaries, other than the Company’s Puerto Rico subsidiaries, subject to certain exceptions.

The following condensed financial information presents the Company’s Consolidating Balance Sheet as of December 31, 2007 and as of June 30, 2007 and the Consolidating Statement of Operations and Statement of Cash Flows for the three and six months ended December 31, 2007 and the Predecessor’s Combining Statements of Operations and Cash Flows for the three and six months ended December 31, 2006 for: (a) Catalent Pharma Solutions, Inc. (“Issuer and/or Parent”); (b) the guarantor subsidiaries; (c) the non guarantor subsidiaries and (d) elimination and adjustment entries necessary to combine the Issuer/Parent with the guarantor and non guarantor subsidiaries on a Consolidated and Combined basis, respectively.

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

Catalent Pharma Solutions, Inc. and Subsidiaries

Consolidating Statements of Operations

For the three months ended December 31, 2007

(Successor)

	Issuer	Guarantor Subsidiaries	Non Guarantors Subsidiaries	Eliminations	Successor Combined
Net revenue	$—	$176.4	$293.6	$(6.0)	$464.0
Cost of products sold	—	126.4	236.0	(6.0)	356.4

Gross margin	—	50.0	57.6	—	107.6
Selling, general and administrative expenses	—	45.0	39.2	—	84.2
Restructuring and other special items	—	9.0	—	—	9.0

Operating earnings/(loss)	—	(4.0)	18.4	—	14.4
Interest expense, net	49.4	(0.3)	2.9	—	52.0
Other, net	27.3	(3.1)	12.6	(26.2)	10.6

Earnings/(loss) from continuing operations before income taxes and minority interest	(76.7)	(0.6)	2.9	26.2	(48.2)
Income tax (benefit)/expense	(46.5)	27.3	(0.4)	—	(19.6)
Minority interest, net of tax benefit of $0.2 million	—	—	0.6	—	0.6

(Loss)/earnings from continuing operations	(30.2)	(27.9)	2.7	26.2	(29.2)
Loss from discontinued operations, net of tax benefit of $0.2 million	—	(0.9)	(0.1)	—	(1.0)

Net earnings/(loss)	$(30.2)	$(28.8)	$2.6	$26.2	$(30.2)

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

Catalent Pharma Solutions, Inc. and Subsidiaries

Consolidating Statements of Operations

For the six months ended December 31, 2007

(Successor)

	Issuer	Guarantor Subsidiaries	Non Guarantors Subsidiaries	Eliminations	Successor Combined
Net revenue	$—	$343.7	$568.9	$(10.6)	$902.0
Cost of products sold	—	247.8	452.2	(10.6)	689.4

Gross margin	—	95.9	116.7	—	212.6
Selling, general and administrative expenses	—	86.2	72.3	—	158.5
Impairment charges and (gain)/loss on sale of asset	—	0.2	0.2	—	0.4
Restructuring and other special items	—	12.5	0.8	—	13.3

Operating earnings/(loss)	—	(3.0)	43.4	—	40.4
Interest expense, net	98.2	(0.2)	3.3	—	101.3
Other, net	(10.2)	(2.3)	22.9	9.4	19.8

Earnings/(loss) from continuing operations before income taxes and minority interest	(88.0)	(0.5)	17.2	(9.4)	(80.7)
Income tax (benefit)/expense	(46.5)	7.0	(4.5)	—	(44.0)
Minority interest, net of tax benefit of $0.1 million	—	—	0.3	—	0.3

(Loss)/earnings from continuing operations	(41.5)	(7.5)	21.4	(9.4)	(37.0)
Loss from discontinued operations, net of tax expense of $0.5 million	—	(2.4)	(2.1)	—	(4.5)

Net earnings/(loss)	$(41.5)	$(9.9)	$19.3	$(9.4)	$(41.5)

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

Catalent Pharma Solutions, Inc. and Subsidiaries

Combining Statements of Operations

For the three months ended December 31, 2006

(Predecessor)

	Issuer	Guarantor Subsidiaries	Non Guarantors Subsidiaries	Eliminations	Predecessor Combined
Net revenue	$—	$172.5	$246.9	$(2.9)	$416.5
Cost of products sold	—	126.8	185.6	(2.9)	309.5

Gross margin	—	45.7	61.3	—	107.0
Selling, general and administrative expenses	—	46.6	27.2	—	73.8
Impairment charges and (gain)/loss on sale of asset	—	0.6	0.3	—	0.9
Restructuring and other special items	—	5.9	—	—	5.9

Operating earnings/(loss)	—	(7.4)	33.8	—	26.4
Interest expense, net	(0.6)	(3.3)	4.9	—	1.0
Other, net	(17.3)	(4.2)	3.3	18.0	(0.2)

Earnings/(loss) from continuing operations before income taxes and minority interest	17.9	0.1	25.6	(18.0)	25.6
Income tax (benefit)/expense	—	(12.1)	8.0	—	(4.1)
Minority interest, net of tax benefit $1.6 million	—	—	2.0	—	2.0

Earnings/(loss) from continuing operations	17.9	12.2	15.6	(18.0)	27.7
Loss from discontinued operations, net of tax expense $3.6 million	—	(7.8)	(1.4)	—	(9.2)

Net earnings/(loss)	$17.9	$4.4	$14.2	$(18.0)	$18.5

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

Catalent Pharma Solutions, Inc. and Subsidiaries

Combining Statements of Operations

For the six months ended December 31, 2006

(Predecessor)

	Issuer	Guarantor Subsidiaries	Non Guarantors Subsidiaries	Eliminations	Predecessor Combined
Net revenue	$—	$341.7	$482.2	$(8.9)	$815.0
Cost of products sold	—	257.5	372.8	(8.9)	621.4

Gross margin	—	84.2	109.4	—	193.6
Selling, general and administrative expenses	—	99.6	48.5	—	148.1
Impairment charges and (gain)/loss on sale of asset	—	0.8	2.3	—	3.1
Restructuring and other special items	—	8.0	—	—	8.0

Operating earnings/(loss)	—	(24.2)	58.6	—	34.4
Interest expense, net	(1.2)	(1.8)	5.6	—	2.6
Other, net	(17.7)	(4.7)	4.0	18.4	—

Earnings/(loss) from continuing operations before income taxes and minority interest	18.9	(17.7)	49.0	(18.4)	31.8
Income tax (benefit)/expense	—	(17.2)	13.4	—	(3.8)
Minority interest, net of tax benefit $1.8 million	—	—	2.2	—	2.2

Earnings/(loss) from continuing operations	18.9	(0.5)	33.4	(18.4)	33.4
Loss from discontinued operations, net of tax expense $1.1 million	—	(11.8)	(2.0)	—	(13.8)

Net earnings/(loss)	$18.9	$(12.3)	$31.4	$(18.4)	$19.6

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

Catalent Pharma Solutions, Inc. and Subsidiaries

Consolidating Balance Sheet

December 31, 2007

(Successor)

	Issuer	Guarantor Subsidiaries	Non Guarantors Subsidiaries	Eliminations	Successor Combined
Assets
Current Assets:
Cash and equivalents	$—	$5.3	$54.2	$—	$59.5
Trade receivables, net	—	104.9	189.5	—	294.4
Intercompany receivables	—	57.1	—	(57.1)	—
Receivables due from Cardinal Health, Inc and affiliates	11.2	—	—	—	11.2
Inventories, net	—	58.5	159.9	—	218.4
Prepaid expenses and other	—	21.7	48.4	—	70.1
Assets held for sale	—	34.3	39.6	—	73.9

Total current assets	11.2	281.8	491.6	(57.1)	727.5
Property and equipment, net	—	509.3	541.6	—	1,050.9
Goodwill	—	523.2	944.5	—	1,467.7
Other intangibles, net	—	230.2	295.9	—	526.1
Investment in subsidiaries	3,081.9	—	—	(3,081.9)	—
Intercompany long-term receivable	37.8	13.6	—	(51.4)	—
Other	99.4	5.4	2.8	(47.6)	60.0

Total assets	$3,230.3	$1,563.5	$2,276.4	$(3,238.0)	$3,832.2

Current Liabilities
Current portion of long-term obligations and other short-term borrowings	$44.5	$3.6	$0.6	$—	$48.7
Accounts payable	—	48.4	66.8	—	115.2
Intercompany accounts payable	33.0	—	24.1	(57.1)	—
Other accrued liabilities	36.6	65.5	82.7	—	184.8
Liabilities held for sale	—	8.8	17.6	—	26.4

Total current liabilities	114.1	126.3	191.8	(57.1)	375.1
Long-term obligations, less current portion	2,318.7	5.4	—	—	2,324.1
Intercompany long-term debt	—	—	51.4	(51.4)	—
Other liabilities	—	83.8	193.2	(47.6)	229.4
Commitment and Contingencies
Common stock $0.1 par value; 1,000 shares authorized, 100 shares issued	—	—	—	—	—
Additional paid in capital	1,068.0	—	—	—	1,068.0
Parent company equity	—	1,342.7	1,739.2	(3,081.9)	—
Accumulated deficit	(191.8)	—	—	—	(191.8)
Accumulated other comprehensive income/(loss)	(78.7)	5.3	100.8	—	27.4

Total Shareholder’s and Parent company equity	797.5	1,348.0	1,840.0	(3,081.9)	903.6

Total liabilities and parent company equity	$3,230.3	$1,563.5	$2,276.4	$(3,238.0)	$3,832.2

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

Catalent Pharma Solutions, Inc. and Subsidiaries

Consolidating Balance Sheet

June 30, 2007

(Successor)

	Issuer	Guarantor Subsidiaries	Non Guarantors Subsidiaries	Eliminations	Successor Combined
Assets
Current Assets:
Cash and equivalents	$—	$15.3	$67.4	$—	$82.7
Trade receivables, net	—	119.0	191.3	—	310.3
Intercompany receivables	14.9	6.3	—	(21.2)	—
Receivables due from Cardinal Health, Inc and affiliates	13.6	0.1	—	—	13.7
Inventories, net	—	60.0	158.9	—	218.9
Prepaid expenses and other	0.1	21.6	46.6	—	68.3
Assets held for sale	—	39.7	42.6	—	82.3

Total current assets	28.6	262.0	506.8	(21.2)	776.2
Property and equipment, net	—	525.3	530.8	—	1,056.1
Goodwill	—	513.8	907.9	—	1,421.7
Other intangibles, net	—	239.9	306.4	—	546.3
Investment in subsidiaries	3,072.4	—	—	(3,072.4)	—
Intercompany long-term receivable	58.5	13.2	—	(71.7)	—
Other	54.7	5.5	1.8	—	62.0

Total assets	$3,214.2	$1,559.7	$2,253.7	$(3,165.3)	$3,862.3

Liabilities and Shareholder’s and Parent Company Equity
Current Liabilities
Current portion of long-term obligations and other short-term borrowings	$28.1	$7.4	$0.9	$—	$36.4
Accounts payable	—	29.1	85.5	—	114.6
Intercompany accounts payable	—	—	21.2	(21.2)	—
Other accrued liabilities	19.3	60.8	94.4	—	174.5
Liabilities held for sale	—	8.9	27.2	—	36.1

Total current liabilities	47.4	106.2	229.2	(21.2)	361.6
Long-term obligations, less current portion	2,269.4	6.2	—	—	2,275.6
Intercompany long-term debt	—	—	71.7	(71.7)	—
Other liabilities	—	92.5	222.0	—	314.5
Commitment and Contingencies	—	—	—	—	—
Shareholder’s and Parent Company Equity:
Common stock $0.1 par value; 1,000 shares authorized, 100 shares issued	—	—	—	—	—
Additional paid in capital	1,049.9	—	—	—	1,049.9
Parent company equity	—	1,352.6	1,719.8	(3,072.4)	—
Accumulated deficit	(150.3)	—	—	—	(150.3)
Accumulated other comprehensive income/(loss)	(2.2)	2.2	11.0	—	11.0

Total Shareholder’s and Parent company equity	897.4	1,354.8	1,730.8	(3,072.4)	910.6

Total liabilities and parent equity	$3,214.2	$1,559.7	$2,253.7	$(3,165.3)	$3,862.3

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

Catalent Pharma Solutions, Inc. and Subsidiaries

Consolidating Statements of Cash Flows

For the six months ended December 31, 2007

(Successor)

	Issuer	Guarantor Subsidiaries	Non Guarantors Subsidiaries	Eliminations	Successor Combined
Cash Flows From Operating Activities:
Net (loss)/ earnings	$(41.5)	$(9.9)	$19.3	$(9.4)	$(41.5)
Loss from discontinued operations	—	(2.4)	(2.1)	—	(4.5)

(Loss)/earnings from continuing operations	(41.5)	(7.5)	21.4	(9.4)	(37.0)
Adjustments to reconcile (loss)/earnings from continued operations to net cash from operations:
Depreciation and amortization	—	37.7	44.6	—	82.3
Amortization of debt financing costs	3.7	—	—	—	3.7
Income from subsidiaries	(9.4)	—	—	9.4	—
Minority interest	—	—	0.3	—	0.3
Asset impairments and (gain)/loss on sale of assets	—	—	0.4	—	0.4
Equity compensation	—	4.0	—	—	4.0
(Benefit)/provision for deferred income taxes	(47.6)	(26.2)	13.6	—	(60.2)
Non-cash restructuring and other special items	—	0.9	—	—	0.9
Change in operating assets and liabilities net of acquisitions:
(Increase) decrease in trade receivables		14.1	1.7		15.8
(Increase) decrease in inventories	—	1.5	(0.9)	—	0.6
(Increase) decrease in accounts payable	—	19.3	(20.6)	—	(1.3)
Change in accrued liabilities and other operating	(1.3)	24.4	(67.7)	—	(44.6)

Net cash provided by/(used in) operating activities from continuing operations	(96.1)	68.2	(7.2)	—	(35.1)
Net cash provided by/(used in) operating activities from continuing operations	—	(6.0)	5.2	—	(0.8)

Net cash provided by/(used in) operating activities	(96.1)	62.2	(2.0)	—	(35.9)

Cash Flows From Investing Activities:
Proceeds from sale of assets	—	0.3	—	—	0.3
Additions to property and equipment	—	(12.4)	(25.1)	—	(37.5)

Net cash used in investing activities from continuing operations	—	(12.1)	(25.1)	—	(37.2)
Net cash used in investing activities from discontinued operations	—	(0.3)	(0.8)		(1.1)

Net cash used in investing activities	—	(12.4)	(25.9)	—	(38.3)

Cash Flows From Financing Activities:
Intercompany	72.5	(55.2)	(17.3)	—	—
Net change to debt obligations	8.9	(4.6)	(0.9)	—	3.4
Equity contribution	14.1	—	—	—	14.1

Net cash provided by/(used in) financing activities from continuing operations	95.5	(59.8)	(18.2)	—	17.5
Net cash provided by/(used in) financing activities from discontinued operations	—	—	—	—	—

Net cash provided by/(used in) financing activities	95.5	(59.8)	(18.2)	—	17.5
Effect of foreign currency	0.6	—	32.9	—	33.5

Net Decrease in Cash and Equivalents	—	(10.0)	(13.2)	—	(23.2)
Cash and Equivalents at Beginning of Year	—	15.3	67.4	—	82.7

Cash and Equivalents at end of Year	$—	$5.3	$54.2	—	59.5

Catalent Pharma Solutions, Inc. and Subsidiaries and Predecessor

Notes to Unaudited Consolidated and Combined Condensed Financial Statements — (Continued)

(in millions, except shares)

Catalent Pharma Solutions, Inc. and Subsidiaries

Consolidating Statements of Cash Flows

For the six months ended December 31, 2006

(Predecessor)

	Issuer	Guarantor Subsidiaries	Non Guarantors Subsidiaries	Eliminations	Predecessor Combined
Cash Flows From Operating Activities:
Net earnings/(loss)	$18.9	$(12.3)	$31.4	$(18.4)	$19.6
Loss from discontinued operations	—	(11.8)	(2.0)	—	(13.8)

Earnings (loss) from continuing operations	18.9	(0.5)	33.4	(18.4)	33.4
Adjustments to reconcile earnings/(loss) from continued operations to net cash from operations:
Depreciation and amortization	—	22.5	25.8	—	48.3
Income from subsidiaries	(18.4)	—	—	18.4	—
Minority interest	—	—	2.2	—	2.2
Asset impairments and (gain)/loss on sale of assets	—	0.8	2.3	—	3.1
Non-cash restructuring and other special items	—	0.5	—	—	0.5
Equity-based compensation	—	13.4	—	—	13.4
Change in operating assets and liabilities net of acquisitions:
Decrease in trade receivables	—	7.7	13.6	—	21.3
(Increase)/decrease in inventories	—	14.0	(15.9)	—	(1.9)
Decrease in accounts payable	—	(4.1)	(1.5)	—	(5.6)
Change in accrued liabilities and other operating	(0.7)	(53.2)	21.7	—	(32.1)

Net cash provided by/(used in) operating activities from continuing operations	(0.2)	1.1	81.6	—	82.5
Net cash provided by/(used in) operating activities from discontinued operations	—	(4.0)	3.5	—	(0.5)

Net cash provided by/(used in) operating activities	(0.2)	(2.9)	85.1	—	82.0

Cash Flows From Investing Activities:
Proceeds from sale of assets	—	10.7	1.0	—	11.7
Additions to property and equipment	—	(19.9)	(13.6)	—	(33.5)
Net cash used in investing activities from continuing operations	—	(9.2)	(12.6)	—	(21.8)

Net cash used in investing activities from discontinued operations	—	(0.2)	(1.6)	—	(1.8)

Net cash used in investing activities	—	(9.4)	(14.2)	—	(23.6)

Cash Flows From Financing Activities:
Intercompany	6.7	19.0	(25.7)	—	—
Net change to debt obligations	—	(0.9)	(1.0)	—	(1.9)
Net investment	(6.5)	(2.3)	(19.6)	—	(28.4)

Net cash provided by/(used in) financing activities from continuing operations	0.2	15.8	(46.3)	—	(30.3)
Net cash provided by/(used in) financing activities from discontinued operations	—	—	—	—	—

Net cash provided by/(used in) financing activities	0.2	15.8	(46.3)	—	(30.3)

Effect of foreign currency	—	(0.3)	5.0	—	4.7

Net Increase in Cash and Equivalents	—	3.2	29.6	—	32.8
Cash and Equivalents at Beginning of Year	—	(3.4)	137.0	—	133.6

Cash and Equivalents at End of Year	$—	$(0.2)	$166.6	$—	$166.4

Catalent Pharma Solutions, Inc.

(formerly Cardinal Health 409, Inc.)

OFFERS TO EXCHANGE ALL OUTSTANDING

$565,000,000 aggregate principal amount of the 9 1/2%/10 1/4% Senior PIK-Election Notes due 2015, which have been registered under the Securities Act of 1933, for any and all outstanding 9 1/2%/10 1 /4% Senior PIK-Election Notes due 2015.

€225,000,000 aggregate principal amount of the 9 3/4% Senior Subordinated Notes due 2017, which have been registered under the Securities Act of 1933, for any and all outstanding 9 3/4% Senior Subordinated Notes due 2017.

Until the date that is 90 days after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions